Registration No. 333-
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
--------------------------------------------------------------------------------

                                    FORM S-6

               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
       OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

     SEPARATE ACCOUNT FP
             of
 THE EQUITABLE LIFE ASSURANCE                 Edward D. Miller, President
 SOCIETY OF THE UNITED STATES            The Equitable Life Assurance Society of
     (Exact Name of Trust)                         the United States
                                               1290 Avenue of the Americas
 THE EQUITABLE LIFE ASSURANCE                   New York, New York 10104
 SOCIETY OF THE UNITED STATES            (Name and Address of Agent for Service)
  (Exact Name of Depositor)
 1290 Avenue of the Americas
   New York, New York 10104
(Address of Depositor's Principal
      Executive Offices)

                     ----------------------------------------
               Telephone Number, Including Area Code: (212) 554-1234
                     ----------------------------------------
                  Please send copies of all communications to:
              ROBIN M. WAGNER, ESQ.                 with a copy to:
           Vice President and Counsel             THOMAS C. LAUERMAN
         The Equitable Life Assurance        Freedman, Levy, Kroll & Simonds
         Society of the United States    1050 Connecticut Avenue, N.W. Suite 825
         1290 Avenue of the Americas              Washington, D.C. 20036
           New York, New York 10104
                     -----------------------------------------

     Securities Being Registered: Units of Interest in Separate Account FP
--------------------------------------------------------------------------------

Approximate date of proposed public offering: As soon as practical after the effectiveness of the Registration Statement.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to Section 8(a), may determine.

                             SEPARATE ACCOUNT FP OF

                         THE EQUITABLE LIFE ASSURANCE SOCIETY

                              OF THE UNITED STATES

                             Reconciliation and Tie


                              Accumulator Life(SM)
Items of
Form N-8B-2*      Captions in Accumulator Life Prospectus


1(a), (b)         About Our Separate Account FP.

2                 Who is Equitable Life?

3                 Inapplicable

4                 How We Market the Policies.

5,6               About Our Separate Account FP.

7                 Inapplicable**

8                 Inapplicable**

9                 Inapplicable

10(a)             About our Separate Account FP: Policy features and benefits:
                  Your options for receiving policy proceeds; More information that applies to your policy: Ways we pay policy proceeds; Assigning your policy.

(b) Determining your policy's value: Your account value; Your policy's value in our variable investment options; More information about other matters: About our separate account FP.

(c)(d)            Charges and Expenses You Will Pay: Changes in charges;
                  Accessing Your Money: Borrowing from your policy; Making withdrawals from your policy; Surrendering your policy for its net cash surrender value; More information about procedures that apply to your policy: Requirements for surrender requests; Ways we pay policy proceeds; Assigning your policy; Tax Treatment of distributions to you; Dates and prices at which policy events occur.

(e)               Policy features and benefits: How you pay for your policy;
                  Policy "lapse" and termination; --Restoring a terminated policy; Your death benefit guarantee.

(f)               More information about other matters:  Your voting privileges.

10(g)(1) 10(g)(2) More information about other matters: Changes we can make; 10(h)(1) 10(h)(2) Your voting privileges.

10(g)(3) 10(g)(4) Inapplicable**
10(h)(3) 10(h)(4)
_________________
*Registrants include this Reconciliation and Tie in their Registration Statement in compliance with Instruction 4 as to the Prospectus as set out in Form S-6. Separate Account FP will be an investment company registered under the Investment Company Act of 1940 on a Form N-8B-2 Registration Statement. Pursuant to Sections 8 and 30(b)(1) of the Investment Company Act of 1940, Rule 30a-1 under the Act, and Forms N-8B-2 and N-SAR under that Act, the Account keeps its Form N-8B-2 Registration Statement current through the filing of periodic reports required by the Securities and Exchange Commission.

**Not required pursuant to either Instruction 1(a) as to the Prospectus as set out in Form S-6 or the administrative practice of the Commission and its staff of adapting the disclosure requirements of the Commission's registration statement forms in recognition of the differences between variable life insurance policies and other periodic payment plan certificates issued by investment companies and between separate account organized as management companies and unit investment trusts.

10(i) Determining your policy's value; Tax information; Charges and expenses you will pay; Policy features and benefits: Variable investment options within your policy; Transferring your money among our variable investment options.

11 What is Accumulator Life; Variable investment options within your policy.

12(a)             What is Accumulator Life?

12(b)             Inapplicable

12(c)             About our Separate Account FP.

12(d)             How we market the policies.

12(e)             Inapplicable**

13(a) Charges and expenses you will pay; More information about other matters: Deducting Policy Charges.

13(b), (c), (g)   Inapplicable**

13(d)             Variations among Accumulator Life Policies

13(e), (f)        Inapplicable

14,15             Policy features and benefits: How you pay for your policy;
                  More information about procedures that apply to your policy:
                  Ways to make premium and loan payments; Dates and prices at which policy events occur; policy issuance.

16 More information about other matters: About our Separate Account FP; Determining your policy's value: Your account value; Transferring your money among our variable investment options; Accessing your money.

17(a),(b)         Captions referenced under Items 10 (c), (d) and (e) above.

17(c)             Inapplicable**

18(a)             Policy features and benefits; determining your policy's value.

18(b), (d)        Inapplicable

18(c)             Tax Information:  Our taxes.

19 More information about other matters: Reports we will send you; Your voting privileges.

20(a) Captions referenced under Items 10(g)(1), 10(g)(2), 10(h)(1) and 10(h)(2).

20(b), 20(c),
20(d), 20(e),
20(f)             Inapplicable

21(a), 21(b)      Accessing your money: Borrowing from your policy.

21(c)             Inapplicable**

22 More information about other matters: Suicide and certain misstatements; When we pay policy proceeds; --Delay to challenge coverage.

23                Inapplicable

24                All prospectus captions.

25                Who is Equitable Life?

26(a), 26(b)      Inapplicable**

27 Who is Equitable Life?; More Information about other matters: How we market the policies.

28 More information about other matters; Directors and principal officers.

29                Who is Equitable Life?

30                Inapplicable

31, 32, 33, 34    Inapplicable**

35 More information about other matters: Insurance regulation that applies to Equitable Life.

36                Inapplicable**

37                Inapplicable**

38 More information about other matters: How we market the policies.

39(a)             Who is Equitable Life?

39(b) More information about other matters: How we market the policies.

40(a)             Inapplicable** (But see "More information about other matters:
                  How we market the policies").

40(b)             Inapplicable

41(a) Who is Equitable Life? More information about other matters: How we market the policies.

41(b),41(c),42    Inapplicable**

43                Inapplicable

44 (a) (1)        Policy features and benefits;  Determining your policy's
                  value.

44 (a) (2)        More information about other matters: About our Separate
                  Account FP; About our general account; Transfers of your account value; Telephone requests; Determining your policy's value: Your account value; Accessing your money; Policy features and benefits: About your life insurance benefit.

44(a)(3) Determining your policy's value; Transferring your money among our variable investment options; Accessing Your Money.

44(a)(4)          Tax Information.

44(a)(5) Charges and expenses you will pay; More information about other matters: Deducting policy charges.

44(a)(6) Determining your policy's value: Your account value; More Information about other matters: About our Separate Account FP; Transfers of your account value; Deducting policy charges; Charges and expenses you will pay.

44(b)             Inapplicable**

44(c) Charges and expenses you will pay: Changes in charges; More information about other matters: Changes we can make.

45                Inapplicable

46(a)             Captions referenced under Item 44(a) above.

46(b)             Inapplicable**

47,48,49          Inapplicable

50                More information about other matters: About our Separate
                  Account FP.

51(a)-(j)         Inapplicable**

52(a), (c)        More information about other matters: Changes we can make.

52(b), (d)        Inapplicable

53(a)             Tax Information:  Our taxes.

54(b), 54         Inapplicable

55                Inapplicable**

56-59             Inapplicable**

ACCUMULATOR LIFE(Service Mark)
A modified single premium variable life
insurance policy

PROSPECTUS DATED MAY 12, 2000

Please read this prospectus and keep it for future reference. It contains important information that you should know before purchasing, or taking any other action, under a policy. Also, at the end of this prospectus you will find attached the prospectus for EQ Advisors Trust, which contains important information about its Portfolios.

         This prospectus describes many aspects of an Accumulator Life policy, but is not itself a policy. The policy is the actual contract that determines your benefits and obligations under Accumulator Life. To make this prospectus easier to read, we sometimes use different words than the policy. Equitable Life or your financial professional can provide any further explanation about your policy.

WHAT IS ACCUMULATOR LIFE?

         Accumulator Life is issued by Equitable Life. It provides life insurance coverage, plus the opportunity for you to earn a return in one or more of the following variable investment options:

VARIABLE INVESTMENT OPTIONS:

Fixed income
o        Alliance High Yield
o        Alliance Intermediate Government Securities
o        Alliance Money Market
o        Alliance Quality Bond

Domestic stocks
o        EQ/Aggressive Stock(1)
o        Alliance Common Stock
o        Alliance Equity Index
o        Alliance Growth and Income
o        EQ/Alliance Premier Growth
o        Alliance Small Cap Growth

----------------------
1    Formerly named "Alliance Aggressive Stock."


121315                                       1

o        EQ/Alliance Technology(2)
o        Capital Guardian Research
o        Capital Guardian U.S. Equity
o        EQ/Evergreen
o        MFS Emerging Growth Companies
o        MFS Growth with Income
o        MFS Research
o        Mercury Basic Value Equity(3)
o        EQ/Putnam Growth & Income Value
o        T. Rowe Price Equity Income
o        Warburg Pincus Small Company Value

  International stocks
o        Alliance Global
o        Alliance International
o        Morgan Stanley Emerging Markets Equity
o        T. Rowe Price International Stock

  Balanced/hybrid
o        Alliance Conservative Investors
o        Alliance Growth Investors
o        EQ/Balanced(4)
o        EQ/Evergreen Foundation
o        Mercury World Strategy(5)
o        EQ/Putnam Balanced

         Amounts that you allocate under your policy to any of the variable investment options are invested in a corresponding "Portfolio" that is part of EQ Advisors Trust, a mutual fund. Your investment results in a variable investment option will depend on those of the related Portfolio. Any gains will generally be tax deferred, and the life insurance benefits we pay if the policy's insured person dies will generally be income tax free.

         Your Accumulator Life policy likely will be a "modified endowment contract," which may subject you to special tax rules and penalties on any taxable distributions, including loans. See "Tax information" later in this prospectus.

-----------------------
2    Anticipated to become available on or about May 22, 2000. The option may not be available in California.

3    Formerly named "Merrill Lynch Basic Value Equity."

4    Formerly named "Alliance Balanced."

5    Formerly named "Merrill Lynch World Strategy."

121315                                       2

OTHER CHOICES YOU HAVE. You can tailor the policy to your needs. For example, subject to our rules, you decide (1) how much you contribute to your policy, which determines how much insurance coverage you initially have, (2) whether to borrow or withdraw amounts you have accumulated and (3) whether to take advantage of "free withdrawals," which do not incur surrender charges. Additionally, if this policy is issued as the result of an exchange of another policy under Section 1035 of the Internal Revenue Code, you have the option of carrying over any loan from the exchanged policy to this Accumulator Life policy, subject to our approval. The amount of loan you may carry over is limited to 50% of your initial premium.

         Your financial professional can provide you with information about all forms of life insurance available from us and help you decide which may best meet your needs. Replacing existing insurance with Accumulator Life or another policy may not be to your advantage.

         THE SECURITIES AND EXCHANGE COMMISSION ("SEC") HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE POLICIES ARE NOT INSURED BY THE FDIC OR ANY OTHER AGENCY. THEY ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK AND ARE NOT BANK GUARANTEED. THEY ARE SUBJECT TO INVESTMENT RISKS AND POSSIBLE LOSS OF PRINCIPAL.


121315                                 3

Contents of this prospectus

Accumulator Life

What is Accumulator Life?  Cover

Who is Equitable Life?

How to reach us

Charges and expenses you will pay

Risks you should consider

Policy features and benefits

         How you pay for your policy

         Your death benefit guarantee

         Policy "lapse" and termination

         About your death benefit

         Variable investment options within your policy

         Your options for receiving policy proceeds

         Your right to cancel within a certain number of days

         Variations among Accumulator Life policies

Determining your policy's value

         Your account value

Transferring your money among our variable investment options

         Transfers you can make

         Telephone transfers

         Our dollar cost averaging service

121315                                 4

         Our asset rebalancing service

Accessing your money

         Borrowing from your policy

         Making withdrawals from your policy

         Surrendering your policy for its net cash surrender value

Tax information

         Basic tax treatment for you and your beneficiary

         Tax treatment of distributions to you

         Effect of policy on interest deductions taken by business entities

         Requirement that we diversify investments

         Estate, gift, and generation-skipping taxes

         Employee benefit programs

         Our taxes

         When we withhold taxes from distributions

         Possibility of future tax changes

More information about procedures that apply to your policy

         Ways to make premium and loan payments

         Requirements for surrender requests

         Ways we pay policy proceeds

         Assigning your policy

         Dates and prices at which policy events occur

         Policy issuance

         Gender-neutral policies

121315                                 5

More information about other matters

         Your voting privileges

         About our Separate Account FP

         About our general account

         Transfers of your account value

         Telephone requests

         Deducting policy charges

         Suicide and certain misstatements

         When we pay policy proceeds

         Changes we can make

         Reports we will send you

         Legal proceedings

         Illustrations of policy benefits

         SEC registration statement

         How we market the policies

         Insurance regulation that applies to Equitable Life

Directors and principal officers

Financial statements of Separate Account FP and Equitable Life

         Separate Account FP financial statements    FSA-1

         Equitable Life financial statements         F-1


Appendices

121315                                 6

I--Our data on market performance                    A-1

II--An index of key words and phrases                B-1


EQ Advisors Trust Prospectus (follows after page B-1 of this prospectus, but is not a part of this prospectus)

          [THE FOLLOWING ARE THE FOOTNOTES TO THE TABLE OF CONTENTS PAGE:]

         "We," "our" and "us" refers to Equitable Life. "Financial professional" means the registered representative who is offering you this policy.

         When we address the reader of this prospectus with words such as "you" and "your," we mean the person or persons having the right or responsibility that the prospectus is discussing at that point. This usually is the policy's owner. If a policy has more than one owner, all owners must join in the exercise of any rights an owner has under the policy, and the word "owner" therefore refers to all owners.

         When we use the word "state," we also mean any other local jurisdiction whose laws or regulations affect a policy.

         We do not offer Accumulator Life in all states. This prospectus does not offer Accumulator Life anywhere such offers are not lawful. Equitable Life does not authorize any information or representation about the offering other than that contained or incorporated in this prospectus, in any current supplements thereto, or in any related sales materials authorized by Equitable Life.


121315                                 7

Who is Equitable Life?

         We are The Equitable Life Assurance Society of the United States ("Equitable Life"), a New York stock life insurance corporation. We have been doing business since 1859. Equitable Life is a subsidiary of AXA Financial, Inc. (previously The Equitable Companies Incorporated). The majority shareholder of AXA Financial, Inc. is AXA, a French holding company for an international group of insurance and related financial services companies. As a majority shareholder, and under its other arrangements with Equitable Life and Equitable Life's parent, AXA exercises significant influence over the operations and capital structure of Equitable Life and its parent. No company other than Equitable Life, however, has any legal responsibility to pay amounts that Equitable Life owes under the policies.

         AXA Financial, Inc. and its consolidated subsidiaries managed approximately $462.7 billion in assets as of December 31, 1999. For more than 100 years Equitable Life has been among the largest insurance companies in the United States. We are licensed to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. Our home office is located at 1290 Avenue of the Americas, New York, N.Y. 10104.

HOW TO REACH US

         To obtain (1) any forms you need for communicating with us, (2) unit values and other values under your policy, and (3) any other information or materials that we provide in connection with your policy or the Portfolios, you can contact us

By mail:
at the Post Office Box for our Administrative Office:
P.O. Box 1047
Charlotte, North Carolina 28201-1047

By express delivery only:
at the Street Address for our Administrative Office:
Equitable Life - National Operations Center
10840 Ballantyne Commons Parkway
Charlotte, North Carolina 28277

By toll-free phone:
1-888-855-5100 (automated system available 22 hours a day, from 6 AM to 4 AM, Eastern Time; customer service representative available weekdays 8 AM to 9 PM, Eastern Time)

By e-mail:
life-service@equitable.com

121315                                 8

By fax:
1-704-540-9714

By Internet:
Our Web site (www.equitable.com) can also provide you information; some of the forms listed below are available for you to print out through our Web site by clicking on "Contact Us." You can also access your policy information through our Web site by enrolling in EQAccess.

         We require that the following types of communications be on specific forms we provide for that purpose:

          (1) request for dollar cost averaging (our automatic transfer service);

          (2) authorization for telephone transfers by a person who is not both the insured person and the owner;

          (3)  request for asset rebalancing; and

          (4)  designation of new policy owner(s).

We also have specific forms that we recommend you use for the following:

          (a)  policy surrenders;

          (b)  address changes;

          (c)  beneficiary changes;

          (d)  transfers between variable investment options; and

          (e) changes in allocation percentages for loan repayments, deductions and any additional premium payment.

         You can change your allocation percentages and/or transfer among investment options (1) by toll-free phone or (2) over the Internet, through EQAccess. This feature is anticipated to be available in EQAccess by the end of 2000. For more information about transaction requests you can make by phone or over the Internet, see "Telephone and EQAccess transfers" and "Telephone and EQAccess requests" later in this prospectus.

         Except for properly authorized telephone or Internet transactions, any notice or request that does not use our standard form must be in writing. It must be dated and signed by you and should also specify your name, the insured person's name (if different), your policy number, and adequate details about the notice you wish to give or other action

121315                                 9
you wish us to take. We may require you to return your policy to us before we make certain policy changes that you may request.

         The proper person to sign forms, notices and requests would normally be the owner or any other person that our procedures permit to exercise the right or privilege in question. If there are joint owners all must sign. Any irrevocable beneficiary or assignee that we have on our records also must sign certain types of requests.

         You should send all requests and notices to our Administrative Office at the addresses specified above. We will also accept requests and notices by fax at the above number, if we believe them to be genuine. We reserve the right, however, to require an original signature before acting on any faxed item. You must send all payments to our Administrative Office at the above addresses; except that you should send any payments for which we have billed you to the address on the billing notice.

         We reserve the right to limit access to telephone, Internet or fax services if we determine that you are engaged in a market timing strategy. See "Transfers of your account value - Market timing" later in this prospectus.

121315                                 10

Charges and expenses you will pay

TABLE OF POLICY CHARGES

         This table shows the charges that we deduct under the terms of your policy. For more information about some of these charges, see "Deducting policy charges" later in this prospectus.


121315                                 11

                             TABLE OF POLICY CHARGES

CHARGES WE DEDUCT FROM AMOUNTS
YOU CONTRIBUTE TO YOUR POLICY:                           None

CHARGES WE DEDUCT FROM
YOUR POLICY'S VALUE EACH MONTH:

    Cost of insurance charges. . . . . . . . . . . . .   The maximum  charges are  specified in your
                                                         policy.  We currently  limit this charge to
                                                         1.15%  (effective   annual  rate)  of  your
                                                         policy's  account   value(1),   unless  the
                                                         maximum charge  specified by your policy is
                                                         less.  However,  we may increase this 1.15%
                                                         rate up to the  maximum  charges  specified
                                                         in your policy.  (2)(3)

    Charge for administration and taxes  . . . . . . . .  50%   (effective   annual  rate)  of  your
                                                          policy's account value. (3)

    Guaranteed minimum death benefit charge. . . . . . .  20%   (effective   annual  rate)  of  your
                                                          policy's  account  value.  (We may increase
                                                          this rate up to .50%.) (3)

CHARGES WE DEDUCT FROM YOUR POLICY'S UNIT VALUES EACH DAY:

    Mortality and expense risk charge . . . . . . . . . .  1.35% (effective  annual rate) of the value
                                                           you   have  in  our   variable   investment
                                                           options.


121315                                 12

CHARGES WE DEDUCT FROM YOUR ACCOUNT VALUE
AT THE TIME OF THE TRANSACTION:

    Surrender (turning in) of your policy
    during its first 9 years. . . . . . . . . . . . . . .  A surrender  charge  based on the  policy's
                                                           age  and  a   percentage   of  the  initial
                                                           premium(4), as follows:

                                                           Policy Year       Percentage Charge

                                                                    1                 10%
                                                                    2                  9.5
                                                                    3                  9
                                                                    4                  8.5
                                                                    5                  8
                                                                    6                  7
                                                                    7                  5
                                                                    8                  3
                                                                    9                  1
                                                           10 and later                0

    Partial withdrawal during the first 9 years . . . . .  A surrender  charge equal to the applicable
                                                           percentage   specified  above,  applied  to
                                                           amounts  of  partial   withdrawals  in  any
                                                           policy  year that  cumulatively  exceed 15%
                                                           of:   your   policy   account   value  less
                                                           outstanding loans and loan interest,  as of
                                                           the end of the previous policy year. (5)

    Transfers among investment options . . . . . . . . .   No  charge  for  any  transfer.   (We  may,
                                                           however,  increase  this  charge  up to $25
                                                           per transfer.) (6)

    Requesting a policy illustration . . . . . . . . . .   No  charge.  (We  may,  however,   increase
                                                           this  charge  up to  $25  per  illustration
                                                           request,  if you  request  more than one in
                                                           any policy year.)

------------------------

(1) "Account value" is defined below in "Determining your policy's value". The account value used to determine the amount of each monthly charge is the account value on the date the charge is due.

121315                                 13

(2)   See "Monthly cost of insurance charge" later in this prospectus.

(3)   Not applicable after the insured person reaches age 100.

(4) For purposes of this calculation, the amount of the initial premium would be reduced by the amounts of any prior partial withdrawals that were subject to a surrender charge.

(5) Over the life of your policy, the cumulative amount of your partial withdrawals on which we impose any surrender charge will not exceed the amount of your initial premium.

(6) No charge, however, would ever apply to a transfer made through our dollar cost averaging or asset rebalancing services.


121315                                 14

         YOU ALSO BEAR YOUR PROPORTIONATE SHARE OF ALL FEES AND EXPENSES PAID BY A "PORTFOLIO" THAT CORRESPONDS TO ANY VARIABLE INVESTMENT OPTION YOU ARE USING:

         This table shows the fees and expenses paid by each Portfolio for the year ended December 31, 1999. These fees and expenses are reflected in the Portfolio's net asset value each day. Therefore, they reduce the investment return of the Portfolio and of the related variable investment option. Actual fees and expenses are likely to fluctuate from year to year. All figures are expressed as an annual percentage of each Portfolio's daily average net assets.

-----------------------------------------------------------------------------------------------------------------------
                                                                    1999 FEES AND EXPENSES
-----------------------------------------------------------------------------------------------------------------------
                                           MANAGEMENT  12B-1 FEE       OTHER        TOTAL       FEE WAIVERS  NET TOTAL
                                               FEE(1)            EXPENSES(2)       ANNUAL    AND/OR EXPENSE     ANNUAL
                                                                                 EXPENSES REIMBURSEMENTS(3)   EXPENSES
-----------------------------------------------------------------------------------------------------------------------
EQ/Aggressive Stock                             0.60%      0.25%       0.04%        0.89%                --      0.89%
-----------------------------------------------------------------------------------------------------------------------
EQ/Balanced                                     0.57%      0.25%       0.05%        0.87%                --      0.87%
-----------------------------------------------------------------------------------------------------------------------
Alliance Common Stock                           0.46%      0.25%       0.04%        0.75%                --      0.75%
-----------------------------------------------------------------------------------------------------------------------
Alliance Conservative Investors                 0.60%      0.25%       0.07%        0.92%                --      0.92%
-----------------------------------------------------------------------------------------------------------------------
Alliance Equity Index                           0.25%      0.25%       0.05%        0.55%                --      0.55%
-----------------------------------------------------------------------------------------------------------------------
Alliance Global                                 0.73%      0.25%       0.09%        1.07%                --      1.07%
-----------------------------------------------------------------------------------------------------------------------
Alliance Growth & Income                        0.59%      0.25%       0.05%        0.89%                --      0.89%
-----------------------------------------------------------------------------------------------------------------------
Alliance Growth Investors                       0.57%      0.25%       0.05%        0.87%                --      0.87%
-----------------------------------------------------------------------------------------------------------------------
Alliance High Yield                             0.60%      0.25%       0.05%        0.90%                --      0.90%
-----------------------------------------------------------------------------------------------------------------------
Alliance Intermediate Government Securities     0.50%      0.25%       0.07%        0.82%                --      0.82%
-----------------------------------------------------------------------------------------------------------------------
Alliance International                          0.85%      0.25%       0.20%        1.30%                --      1.30%
-----------------------------------------------------------------------------------------------------------------------
Alliance Money Market                           0.34%      0.25%       0.05%        0.64%                --      0.64%
-----------------------------------------------------------------------------------------------------------------------
EQ/Alliance Premier Growth(4)                   0.90%      0.25%       0.23%        1.38%             0.23%      1.15%
-----------------------------------------------------------------------------------------------------------------------
Alliance Quality Bond                           0.53%      0.25%       0.05%        0.83%                --      0.83%
-----------------------------------------------------------------------------------------------------------------------
Alliance Small Cap Growth(5)                    0.75%      0.25%       0.07%        1.07%                --      1.07%
-----------------------------------------------------------------------------------------------------------------------
EQ/Alliance Technology(6)                       0.90%      0.25%       0.10%        1.25%             0.10%      1.15%
-----------------------------------------------------------------------------------------------------------------------
Capital Guardian Research(4)                    0.65%      0.25%       0.47%        1.37%             0.42%      0.95%
-----------------------------------------------------------------------------------------------------------------------
Capital Guardian U.S. Equity(4)                 0.65%      0.25%       0.34%        1.24%             0.29%      0.95%
-----------------------------------------------------------------------------------------------------------------------
EQ/Evergreen                                    0.65%      0.25%       1.87%        2.77%             1.82%      0.95%
-----------------------------------------------------------------------------------------------------------------------
EQ/Evergreen Foundation                         0.60%      0.25%       1.07%        1.92%             0.97%      0.95%
-----------------------------------------------------------------------------------------------------------------------
Mercury Basic Value Equity                      0.60%      0.25%       0.17%        1.02%             0.07%      0.95%
-----------------------------------------------------------------------------------------------------------------------
Mercury World Strategy                          0.70%      0.25%       0.46%        1.41%             0.21%      1.20%
-----------------------------------------------------------------------------------------------------------------------
MFS Emerging Growth Companies                   0.65%      0.25%       0.17%        1.07%             0.07%      1.00%
-----------------------------------------------------------------------------------------------------------------------
MFS Growth with Income                          0.60%      0.25%       0.37%        1.22%             0.27%      0.95%
-----------------------------------------------------------------------------------------------------------------------
MFS Research                                    0.65%      0.25%       0.17%        1.07%             0.12%      0.95%
-----------------------------------------------------------------------------------------------------------------------
Morgan Stanley Emerging Markets Equity          1.15%      0.25%       1.00%        2.40%             0.65%      1.75%
-----------------------------------------------------------------------------------------------------------------------
EQ/Putnam Balanced                              0.60%      0.25%       0.28%        1.13%             0.23%      0.90%
-----------------------------------------------------------------------------------------------------------------------
EQ/Putnam Growth & Income Value                 0.60%      0.25%       0.16%        1.01%             0.06%      0.95%
-----------------------------------------------------------------------------------------------------------------------
T. Rowe Price Equity Income                     0.60%      0.25%       0.21%        1.06%             0.11%      0.95%
-----------------------------------------------------------------------------------------------------------------------
T. Rowe Price International Stock               0.85%      0.25%       0.30%        1.40%             0.15%      1.25%
-----------------------------------------------------------------------------------------------------------------------
Warburg Pincus Small Company Value              0.75%      0.25%       0.24%        1.24%             0.14%      1.10%
-----------------------------------------------------------------------------------------------------------------------

(1) The management fees shown reflect revised management fees, effective on or about May 1, 2000, which were approved by shareholders. The management fees shown for EQ/Putnam Balanced, EQ/Putnam Growth & Income


121315                                 15

     Value, Warburg Pincus Small Company Value and T. Rowe Price International Stock do not reflect the waiver of a portion of each Portfolio's investment management fees that is currently in effect. The management fee for each Portfolio cannot be increased without a vote of each Portfolio's shareholders.

(2) On October 18, 1999 the Alliance Portfolios (other than EQ/Alliance Premier Growth and EQ/Alliance Technology) became part of EQ Advisors Trust. Other Expenses for these Portfolios have been restated to reflect the estimated expenses that would have been incurred, had these Portfolios been portfolios of EQ Advisors Trust for the full year ended December 31, 1999. The restated expenses reflect an increase of 0.01% for each of these Portfolios.

(3) Equitable Life, EQ Advisors Trust's manager, has entered into an Expense Limitation Agreement with respect to certain Portfolios, which is effective from May 1, 2000 through April 30, 2001. Under this agreement Equitable Life has agreed to waive or limit its fees and assume other expenses of each of these Portfolios, if necessary, in an amount that limits each Portfolio's Total Annual Expenses (exclusive of interest, taxes, brokerage commissions, capitalized expenditures and extraordinary expenses) to not more than the amounts specified above as Net Total Annual Expenses. Portfolios that show "--" in this column have no expense limitation arrangement in effect. See the EQ Advisors Trust prospectus for more information about the Expense Limitation Agreement. The expense limitations for MFS Emerging Growth Companies, MFS Growth with Income, MFS Research, Mercury Basic Value Equity, EQ/Putnam Growth & Income Value, T. Rowe Price Equity Income, T. Rowe Price International Stock and Warburg Pincus Small Company Value Portfolios reflect an increase effective on May 1, 2000. The expense limitation for the EQ/Evergreen Portfolio reflects a decrease effective on May 1, 2000.

(4) Initial seed capital was invested in the EQ/Alliance Premier Growth, Capital Guardian Research and Capital Guardian U.S. Equity Portfolios on April 30, 1999; thus, Other Expenses for these Portfolios have been estimated.

(5) Prior to October 18, 1999, Total Annual Expenses for the Alliance Small Cap Growth Portfolio were limited to 1.20% under an expense limitation arrangement which is no longer in effect. The amounts shown have been restated to reflect the expenses that would have been incurred in 1999, absent the expense limitation arrangement.

(6) Expenses shown are based on estimates for 2000. Initial seed capital will be invested in the EQ/Alliance Technology Portfolio on or about May 1, 2000.



HOW WE ALLOCATE CHARGES AMONG YOUR VARIABLE INVESTMENT OPTIONS

         Generally, all monthly charges will be deducted in the same proportion as the allocation that you provide in your policy application, unless you instruct us otherwise. If we cannot deduct the charge as your most current instructions direct, we will allocate the deduction among your variable investment options proportionately to your value in each.

CHANGES IN CHARGES

         We reserve the right in the future to (1) make a charge for certain taxes or reserves set aside for taxes (see "Our taxes" below), (2) make a charge for the operating expenses of our variable investment options (including, without limitation, SEC registration fees and related legal counsel fees and auditing fees), (3) make a charge of up to $25 for each transfer among variable investment options that you make, (4) make a charge of up to $25 each time you request a policy illustration, if you request more than one in any policy year or (5) modify your monthly cost of insurance charge or your guaranteed minimum death benefit charge, but not above the maximum rates stated in your policy.

         Any changes that we make in our current charges or charge rates will be by class of insured person and will be based on changes in future expectations about such factors as investment earnings, mortality experience, the length of time policies will remain in effect, expenses and taxes. Any changes in charges may apply to then outstanding

121315                                 16
policies, as well as to new policies, but we will not raise any charges above any maximums discussed in this prospectus and shown in your policy.

Risks you should consider

Some of the principal risks of investing in a policy are as follows:

         o Your policy's account value and death benefit will increase or decrease based, in part, on the performance of your variable investment options.

         o You may have to pay a surrender charge, taxes or tax penalties if you make a surrender or partial withdrawal under a policy or take a policy loan.

         o We can increase certain charges without your consent, within limits stated in your policy. See the "Changes in charges" above, which specifies which charges can be increased.

         Your policy permits other transactions that also have risks. These and other risks and benefits of investing in a policy are discussed in detail throughout this prospectus.


121315                                 17

Section 1
Policy features and benefits

HOW YOU PAY FOR YOUR POLICY

INITIAL PREMIUM. We call the amount you contribute to your policy a "premium." The minimum premium we require is $25,000. This includes any amount of loans that are being "carried over" from a previous policy. See "Loans transferred from an old policy" below. The amount of insurance initially provided by your policy is based on the amount of your premium. Once you make your initial premium payment under your policy, you may only make one additional premium payment, subject to the conditions below.

ADDITIONAL PREMIUM. On your 10th policy anniversary, if your death benefit is below the initial death benefit, subject to our approval as specified below, you may make one additional premium payment. The amount of the additional premium is limited to an amount that will restore your initial death benefit. (See "About your death benefit" below for a discussion of how your death benefit can vary over time.)

         This premium must be received by us within 60 days after your 10th policy anniversary. Any premium payment received before or after this period, or any premium payment in excess of the permitted amount, will be returned to you.

         You must provide us with satisfactory evidence of insurability for us to approve this additional payment. We also may refuse to accept any additional premium payment if this would cause the policy to fail to qualify as life insurance under federal tax law. See "Tax Information" for a discussion of the tax consequences of making this additional payment.

SIMPLIFIED QUALIFICATION FOR COVERAGE. We will use a simplified process to qualify many insured persons for coverage (the "underwriting process") under the Accumulator Life policies. This process reduces underwriting questions and requirements. The underwriting procedures we use in any particular case, however, will depend on the age of the insured person, the amount of the premium payment and the other risk characteristics of the insured person, and may involve our full underwriting process.

         If we accept your application to purchase Accumulator Life, the cost of your insurance coverage will be the same regardless of the extent to which we use a simplified underwriting process in your case. The cost of insurance rate will be the same for all insured persons of the same gender and age, regardless of whether they are tobacco users and regardless of their other insurance risk characteristics. Therefore, you may be able to obtain more economical coverage by purchasing a policy that uses more traditional underwriting procedures than Accumulator Life, if the insured person is willing to undergo such procedures and has relatively favorable insurance risk characteristics. You may consult your financial professional for further information.

121315                                 18

LOANS TRANSFERRED FROM AN OLD POLICY. Subject to our discretion and administrative procedures, we may permit you to pay for your Accumulator Life policy by an exchange of an existing life insurance policy. We may also permit you to transfer (or carry over) any existing loan from your old policy to your new Accumulator Life policy. See "Borrowing from your policy" below for more information regarding these types of loans.


YOUR DEATH BENEFIT GUARANTEE

         Provided that your policy does not have an outstanding loan, we guarantee that your policy will not terminate, even if your policy's "net cash surrender value" is not sufficient to pay a monthly deduction that has become due. ("Net cash surrender value" is explained under "Surrendering your policy for its net cash surrender value" below.) In this circumstance, we will waive any monthly deductions (for cost of insurance charges, the charge for administration and taxes and the guaranteed minimum death benefit charge) in excess of your policy's account value. We guarantee that your death benefit will not be less than the guaranteed minimum death benefit, regardless of investment performance, provided you have no outstanding loans. (See the discussions of death benefit and guaranteed minimum death benefit below.)

POLICY "LAPSE" AND TERMINATION

         If you have an outstanding loan, your policy will lapse (also referred to in your policy as "default") if it does not have enough "net cash surrender value" to pay your policy's monthly charges when due. If this occurs, you will have a 61-day grace period during which you will have to pay a minimum specified amount to keep your policy from terminating. This amount equals the lesser of
(1) the amount we estimate is needed to increase your net cash surrender value enough to pay three months of charges (without regard to loan interest or investment performance) or (2) the amount needed to repay your loan and loan interest. We will decline any payment less than the minimum specified amount and treat amounts in excess of this amount as an additional loan repayment. Amounts in excess of your outstanding loan and accrued interest will be returned to you.

         We will mail a notice to you at your last known address if your policy lapses and enters a grace period. The grace period will start on the date the notice is mailed. You may not make any transfers or request any other policy changes during a grace period. If we receive the amount requested before the end of the grace period, but due to poor investment performance your net cash surrender value is still insufficient to pay your policy's monthly deductions, and there is still a loan outstanding, we will send you a written notice that a new 61-day grace period has begun (starting on the date that the second notice is mailed) and request an additional payment. If we do not receive your required payment by the end of a grace period, your policy will terminate without value and all coverage under your policy will cease. We will mail an additional notice to you if your policy terminates.

121315                                 19

         You may owe taxes (and tax penalties) if your policy terminates while you have a loan outstanding, even though you receive no additional money from your policy at that time. See "Tax information," below.

RESTORING A TERMINATED POLICY. To have your policy "restored" (put back in force), you must apply within six months after the date of termination. In some states, you may have a longer period of time. You must also present evidence of insurability satisfactory to us and make the required payment (which will include paying back your policy loan in full). Your policy contains additional information about the required payment and about the values and terms of the policy after it is restored.

ABOUT YOUR DEATH BENEFIT

         In your application to buy an Accumulator Life policy, you tell us the amount of the premium you want to pay. This determines the amount of your initial death benefit, as well as your initial guaranteed minimum death benefit.

         If the insured person dies, we pay a life insurance "death benefit" to the "beneficiary" you have named. The death benefit under your policy equals the greater of (i) the policy's guaranteed minimum death benefit (as described below) on the date of the insured person's death or (ii) the policy's "account value" on the date of the insured person's death multiplied by a factor specified in your policy. The factor depends on the insured person's age and gender.

Representative factors are as follows:

------------- -------- --------- -------- -------- --------- -------- -------- --------- -------- --------
AGE:*         35       40        45       50       55        60       70       80        90       99
                                                                                                  -OVER
------------- -------- --------- -------- -------- --------- -------- -------- --------- -------- --------
FEMALE:       4.646    3.940     3.363    2.886    2.489     2.157    1.647    1.319     1.140    1.025
------------- -------- --------- -------- -------- --------- -------- -------- --------- -------- --------
MALE:         3.971    3.370     2.877    2.472    2.140     1.873    1.488    1.256     1.128    1.025
------------- -------- --------- -------- -------- --------- -------- -------- --------- -------- --------
* For the policy year of the insured person's death.

         Your policy's "account value" is the total of the amounts that you have in the variable investment options, as well as amounts we are holding to secure any outstanding policy loans (Account value is discussed in more detail under "Determining your policy's value" below.) Because the amount of the death benefit is generally based on your policy's account value, the amount of death benefit generally changes from day to day, as many factors (including investment performance, charges and partial withdrawals) affect your policy's account value. As set forth above, the death benefit also depends on the death benefit factor for the insured person's age at death. This factor decreases as the insured person grows older. Therefore, the policy's death benefit will also decrease over time, unless the policy's account value increases by a sufficient amount to offset the impact of the decreasing death benefit factor.

         Your policy's "GUARANTEED MINIMUM DEATH BENEFIT" is equal to the sum of the initial premium payment and any permitted additional premium payment, adjusted for any

121315                                 20
partial withdrawals. A partial withdrawal will result in a reduction in the guaranteed minimum death benefit; the benefit is reduced by the proportion that the partial withdrawal amount bears to your policy's account value prior to the withdrawal.

ADJUSTMENTS TO DEATH BENEFIT PROCEEDS. We will reduce the death benefit proceeds by the amount of any outstanding policy loan and loan interest and by any amount of monthly charges under the policy that remain unpaid because the insured person died during a grace period.

VARIABLE INVESTMENT OPTIONS WITHIN YOUR POLICY

         We will initially put all of your account value that is not attributable to policy loans into our Alliance Money Market variable investment option. On the first business day following the twentieth day after your policy is issued (the "Allocation Date"), we will re-allocate that investment in accordance with the allocation instructions you give in your application to purchase a policy. These allocation instructions also serve as instructions for allocating monthly deductions, loan repayments and credited loan interest, unless you instruct us otherwise. You can change any allocation percentages at any time, but this will not affect any prior allocations. Changes requested prior to the Allocation Date are effective on the Allocation Date. The allocation percentages that you specify must always be in whole numbers and total exactly 100%.

[Sidebar:  You can choose among variable investment options]

VARIABLE INVESTMENT OPTIONS. The available variable investment options are listed on the front cover of this prospectus. (Your policy and other supplemental materials may refer to these as "Investment Funds".) The investment results you will achieve in any one of these options will depend on the investment performance of the corresponding Portfolio that shares the same name as that option. That Portfolio follows investment practices, policies and objectives that are appropriate to the variable investment option you have chosen. The advisers who make the investment decisions for each Portfolio are as follows:

o Alliance Capital Management L.P. (for each "Alliance" or "EQ/Alliance" option; also, jointly advises EQ/Aggressive Stock and EQ/Balanced)
o Capital Guardian Trust Company (for the "Capital Guardian" options; also, jointly advises EQ/Balanced)
o Evergreen Asset Management Corp. (for the "EQ/Evergreen" options)
o Jennison Associates LLC (jointly advised EQ/Balanced)
o Massachusetts Financial Services Company (for the "MFS" options; also, jointly advises EQ/Aggressive Stock)
o Mercury Asset Management US (for both "Mercury" options)
o Morgan Stanley Asset Management Inc. (for the "Morgan Stanley" option)
o Prudential Investments Fund Management LLC (jointly advises EQ/Balanced)
o Putnam Investment Management, Inc. (for both "EQ/Putnam" options)

121315                                 21

o T. Rowe Price Associates, Inc. and Rowe Price-Fleming International, Inc. (for both "T. Rowe Price" options)
o Warburg Pincus Asset Management, Inc. (for the "Warburg Pincus" option)

         Each Portfolio is a part of EQ Advisors Trust. Equitable Life serves as investment manager of EQ Advisors Trust. As such, Equitable Life oversees the activities of the above-listed advisers with respect to EQ Advisors Trust and is responsible for retaining or discontinuing the services of those advisers. (Prior to September 1999, EQ Financial Consultants, Inc., the predecessor to AXA Advisors, LLC and an affiliate of Equitable Life, served as investment manager to EQ Advisors Trust.) You will find other important information about each Portfolio in the separate prospectus for EQ Advisors Trust attached at the end of this prospectus. We may add or delete variable investment options or Portfolios at any time.

YOUR OPTIONS FOR RECEIVING POLICY PROCEEDS

BENEFICIARY OF DEATH BENEFIT. You designate your policy's beneficiary in your policy application. You can change the beneficiary at any other time during the insured person's life. If no beneficiary is living when the insured person dies, we will pay the death benefit proceeds in equal shares to the insured person's surviving children. If there are no surviving children, we will instead pay the insured person's estate.

PAYMENT OPTIONS FOR DEATH BENEFIT. In your policy application, or at any other time during the insured person's life, you may choose among several payment options for all or part of any death benefit proceeds that subsequently become payable. These payment options are described in the policy, may result in varying tax consequences. A payment option selected by the policy's owner cannot be changed by the beneficiary after the insured person dies. The terms and conditions of each option are set out in a separate contract that we will send to the payee when a payment option goes into effect. Equitable Life or your financial professional can provide you with samples of such contracts on request.

         [Sidebar: You can choose to have the proceeds from the policy's life insurance benefit paid under one of our payment options, rather than as a single sum.]

         If you have not elected a payment option, we will pay any death benefit in a single sum. If the beneficiary is a natural person (i.e., not an entity such as a corporation or trust) we will pay any such single sum death benefit through an interest-bearing checking account (the "Equitable Access Account(Trademark)") that we will automatically open for the beneficiary. The beneficiary will have immediate access to the proceeds by writing a check on the account. We pay interest on the proceeds from the date of death to the date the beneficiary closes the Equitable Access Account.

         If a financial professional has assisted the beneficiary in preparing the documents that are required for payment of the death benefit, we will send the Equitable Access

121315                                 22

Account checkbook or check to the financial professional within the periods specified for death benefit payments under "When we pay policy proceeds," below. Your financial professional will take reasonable steps to arrange for prompt delivery to the beneficiary.

PAYMENT OPTIONS FOR SURRENDER AND PARTIAL WITHDRAWAL PROCEEDS. You can also choose to receive all or part of any proceeds from a surrender or partial withdrawal from your policy under one of the above referenced payment options, rather than as a single sum.

YOUR RIGHT TO CANCEL WITHIN A CERTAIN NUMBER OF DAYS

         If for any reason you are not satisfied with your policy, you may return it to us for a full refund of the initial premium you paid, less the amount of any outstanding policy loan and loan interest. In some states, we will adjust this amount for any investment performance (whether positive or negative).

         To exercise this cancellation right, you must mail the policy directly to our Administrative Office with a written request to cancel. Your cancellation request must be postmarked within 10 days after you receive the policy and your coverage will terminate as of the date of the postmark. In some states, this "free look" period is longer than 10 days. Your policy will indicate the length of your "free look" period.

VARIATIONS AMONG ACCUMULATOR LIFE POLICIES

         Time periods and other terms and conditions described in this prospectus may vary due to legal requirements in your state. These variations will be reflected in your policy.

         Equitable Life also may vary the charges and other terms of Accumulator Life where special circumstances result in sales or administrative expenses or mortality risks that are different from those normally associated with Accumulator Life. We will make such variations only in accordance with uniform rules that we establish.

         Equitable Life or your financial professional can advise you about any variations that may apply to your policy.

OTHER EQUITABLE LIFE POLICIES

         We offer a variety of fixed and variable life insurance policies which offer policy features, including investment options, that are different from those offered by this prospectus. Not every policy is offered through your financial professional. You can contact us to find out more about any other Equitable Life insurance policy.


121315                                 23

Section 2
Determining your policy's value

YOUR ACCOUNT VALUE

         We credit your initial premium payment (and any permitted additional premium) to your policy's "account value." We use your instructions to allocate your unloaned account value to one or more of the policy's variable investment options indicated on the front cover of this prospectus.

         Your account value is the total of (i) your amounts in our variable investment options, and (ii) any amounts that we are holding to secure policy loans that you have taken (including any interest on those amounts which has not yet been allocated to the variable investment options). See "Borrowing from your policy" below. (Your policy and other supplemental material may refer to (ii) above as your "Loaned Policy Account.") These amounts are subject to certain charges discussed in "Charges and expenses you will pay" above.

[Sidebar: Your value in the variable investment options reflects the returns that are achieved by the Portfolios that you select, as well as any charges we deduct under the policy.]

YOUR POLICY'S VALUE IN OUR VARIABLE INVESTMENT OPTIONS. We invest the account value that you have allocated to any variable investment option in shares of the corresponding Portfolio. Your value in each variable investment option is measured by "units."

         The number of your units in any variable investment option does not change, absent an event or transaction under your policy that involves moving assets into or out of that option. Whenever any amount is withdrawn or otherwise deducted from one of your policy's variable investment options, we "redeem" (cancel) the number of units that has a value equal to that amount. This can happen, for example, when all or a portion of monthly deductions and transaction-based charges are allocated to that option, or when loans, transfers, and partial withdrawals or full surrenders are made from that option. Similarly, you "purchase" additional units having the same value as the amount of your premium, any loan repayment, or a transfer that you allocate to that option.

         The value of each unit will increase or decrease each day, by the same amount as if you had invested in the corresponding Portfolio's shares directly (and reinvested all dividends and distributions from the Portfolio in additional Portfolio shares). The units' values will be reduced, however, by the amount of the mortality and expense risk charge for that period (See "Table of policy charges" under "Charges and expenses you will pay" above). On any day, your value in any variable investment option equals the number of units credited to your policy under that option, multiplied by that day's value for one such unit.


121315                                 24

Section 3
Transferring your money among our variable investment options

TRANSFERS YOU CAN MAKE

         [Sidebar:  You can transfer among our variable investment options.]

         After your policy's Allocation Date, you can transfer amounts from one variable investment option to another. You may submit a written request for a transfer to our Administrative Office, you can make a telephone request or you can make a request over the Internet (see below).

TRANSFER CHARGE. We do not currently make any charge for transfers. We reserve the right, however, to impose up to a $25 charge for each transfer you make. This charge does not apply to any transfer pursuant to our dollar cost averaging service or our asset rebalancing service, both discussed below.

TELEPHONE AND EQACCESS TRANSFERS

TELEPHONE TRANSFERS. You can make telephone transfers by following one of two procedures:

     o if you are both the policy's insured person and its owner, by calling 1-888-855-5100 (toll free) from a touch tone phone; or

     o if you are not both the insured person and owner, by sending us a signed telephone transfer authorization form. Once we have the form on file, we will provide you with a toll-free telephone number to make transfers.

         For more information see "Telephone and EQAccess requests" later in this prospectus. We allow only one request for telephone transfers each day (although that request can cover multiple transfers), and we will not allow you to revoke a telephone transfer. If you are unable to reach us by telephone, you should send a written transfer request to our Administrative Office.

EQACCESS TRANSFERS. By the end of 2000, we anticipate that you will be able to make transfers over the Internet. You may do this by visiting our Web site and enrolling in EQAccess. This service may not always be available. Generally, the restrictions relating to telephone transfers apply to EQAccess transfers.

MARKET TIMING. We reserve the right to limit your access to telephone or EQAccess transfers if we determine that you are engaged in a market timing strategy. See "Transfers of your account value - Market timing" later in this prospectus.

121315                                 25

OUR DOLLAR COST AVERAGING SERVICE

         We offer a dollar cost averaging service. This service allows you to gradually allocate amounts to the variable investment options by periodically transferring approximately the same dollar amount to the variable investment options you select. This will cause you to purchase more units if the unit's value is low, and fewer units if the unit's value is high. Therefore, you may get a lower average cost per unit over the long term.

         [Sidebar: Using the dollar cost averaging service does not guarantee that you will earn a profit or be protected against losses.]

         Our dollar cost averaging service (also referred to as our "automatic transfer service") enables you to make automatic monthly transfers from the Alliance Money Market option to our other variable investment options. You may elect the dollar cost averaging service with your policy application or at any later time (provided you are not using the asset rebalancing service described below). At least $5,000 must be allocated to the Alliance Money Market option to begin using the dollar cost averaging service. You can choose up to eight other variable investment options to receive the automatic transfers, but each transfer to each option must be at least $50.

         The service terminates when the Alliance Money Market option is depleted. You can also cancel the dollar cost averaging service at any time. You may not simultaneously participate in the asset rebalancing service and the dollar cost averaging service.

OUR ASSET REBALANCING SERVICE

         You may wish us to periodically redistribute the amounts you have in our variable investment options so that the relative amount of your account value in each variable option is restored to an asset allocation that you select. You can accomplish this automatically through our asset rebalancing service. The rebalancing may be at quarterly, semiannual or annual intervals.

         You may specify asset allocation percentages for up to eight variable investment options. The allocation percentage you specify for each variable investment option selected must be at least 5% (whole percentage only) of the total value you hold under the variable investment options, and the sum of the percentages must equal 100%. You may not simultaneously participate in the asset rebalancing service and the dollar cost averaging service (discussed above).

         You may request the asset rebalancing service in your policy application or at any later time. You may change your allocation instructions or discontinue participation in the asset rebalancing service at any time.


121315                                 26

Section 4
Accessing your money

BORROWING FROM YOUR POLICY

         You may borrow up to 90% of the difference between your policy's account value and any surrender charges that are in effect under your policy. (In your policy, this "difference" is referred to as your "cash surrender value".) However, the amount you can borrow will be reduced by any other loans (and loan interest) you have outstanding. There is a $500 minimum for the initial loan and for each new policy loan you request. (This minimum loan amount may vary by state.)

         When you take a policy loan, we remove an amount equal to the loan from one or more of your variable investment options and hold it as collateral for the loan's repayment. (Your policy may sometimes refer to the collateral as the "loaned policy account.") We hold this loan collateral as part of our general assets.

         [sidebar: You can use policy loans to obtain funds from your policy without surrender charges. However, you may be subject to tax consequences and the borrowed amount is no longer credited with the investment results of any of our variable investment options under the policy. Instead, you are charged loan interest on your loan balance while the collateral we hold for the borrowed amount is credited with interest at rates we determine.]

         YOU MAY BE REQUIRED TO CURRENTLY INCLUDE ALL OR A PORTION OF THE AMOUNT YOU BORROW IN YOUR INCOME FOR TAX PURPOSES AND YOU MAY ALSO BE SUBJECT TO A TAX PENALTY IF YOU ARE UNDER 59 1/2 YEARS OF AGE IF YOUR POLICY IS CONSIDERED A "MODIFIED ENDOWMENT CONTRACT" ("MEC"). Even if your policy is not a MEC, and a loan is not taxable when made, it may later become taxable, for example, upon termination or surrender. See "Tax information" below for a discussion of the tax consequences of policy loans.

         Note that you cannot make transfers or partial withdrawals of the collateral and the collateral is not available to pay policy charges.

         When you request your loan, you should tell us how much of the loan collateral you wish to have taken from any amounts you have in each of our variable investment options. If you do not give us directions (or if we are making the loan automatically to cover unpaid loan interest), we will take the loan from your variable investment options in the same proportion as we are then taking monthly deductions for charges. If that is not possible, we will take the loan from your variable investment options in proportion to your value in each.

         In some cases, your policy may be issued with a loan if your policy was issued as a result of the exchange of another life insurance policy under
Section 1035 of the


121315                                 27

Internal Revenue Code. If your old policy had an existing loan, we may permit that loan to be transferred (or carried over) to your new Accumulator Life policy, subject to our procedures in effect at such time. Any value representing your transferred loan will be immediately set aside as collateral for your loan's repayment, and will not be allocated to the variable investment options.

LOAN INTEREST WE CHARGE. The interest we charge on a policy loan accrues daily at a fixed loan interest rate of 6%. Loan interest payments are due on each policy anniversary. If not paid when due, we automatically add the interest as a new policy loan, as described above. This new policy loan will generally have tax and other consequences as described for policy loans you request, even though no actual disbursement of loan proceeds occurs. If we add unpaid loan interest to your loan, and your policy is a modified endowment contract, there may be adverse tax consequences. See "Tax information" below.

INTEREST THAT WE CREDIT ON LOAN COLLATERAL. The annual interest rate we credit on your loan collateral will be at least 4%. We guarantee that this rate will never be less than that unless tax law changes increase the taxes we pay on policy loans or loan interest.

         Currently, after the first policy year, we credit a "preferred" interest rate on a portion of your loan collateral. This preferred rate is equal to the interest rate we charge on your loans, 6%. This 6% preferred rate is not guaranteed and we may at any time reduce or discontinue crediting interest at any rate above 4%. The maximum amount of loan collateral that can qualify for preferred status is determined at the end of each policy year for the following year (or as of the effective date of any restoration, if later). It is the excess (if any) of your account value on that date over the sum of your initial and any additional premium payment. The maximum amount at any other time during the policy year is determined as the maximum amount at the beginning of the policy year, accumulated at the preferred rate.

         We credit interest on your loan collateral daily. On each anniversary of your policy (or when your policy loan is fully repaid) we allocate that interest to your policy's variable investment options in the same proportions as if it were a premium payment.

POSSIBILITY OF POLICY TERMINATION. In addition to the tax and other effects described above, a loan can reduce the length of time that your insurance remains in force, because your policy could terminate in certain circumstances if you fail to repay your loan or to pay loan interest. See "Policy 'lapse' and termination" above. The amount we set aside as loan collateral cannot be used to pay policy charges as they become due. See "Failure to repay a loan or loan interest" below. A loan will also cause your guaranteed minimum death benefit to become unavailable if the net cash surrender value of your policy is not sufficient to pay monthly charges as they become due. We will deduct any outstanding policy loan plus loan interest from any policy's proceeds if you do not pay it back.

PAYING OFF YOUR LOAN. You can repay all or part of your loan at any time. If you send us more than all of the loan principal and accrued interest you owe, we will refund the

121315                                 28
excess portion of the payment. When you send us a loan repayment, we will transfer an amount equal to such repayment from your loan collateral back to the variable investment options under your policy. We will allocate any repayments among variable investment options as you instruct; or, if you don't instruct us, in the same proportion as your premium allocation percentages then in effect.

FAILURE TO REPAY A LOAN OR LOAN INTEREST. In addition to the effects discussed above, if you fail to repay a loan and the accrued loan interest, and, at the beginning of a policy month, the policy's net cash surrender value is less than the monthly charges then due, (i) your policy could terminate (see "Policy termination" above) and (ii) you are not permitted to make transfers or to change allocation instructions for loan repayments or monthly deductions.

MAKING WITHDRAWALS FROM YOUR POLICY

         You may make a partial withdrawal of your net cash surrender value at any time after the first year of your policy. The request must be for at least $500, and the policy's account value after the partial withdrawal, and after the deduction of any applicable surrender charge, must be at least $25,000, or we will decline your request. If your withdrawal is subject to a surrender charge, we deduct the amount of that charge from your account value in addition to the amount you requested. If you do not tell us from which variable investment options you wish us to take the partial withdrawal (as well as any surrender charge), we will use the same allocation that then applies for the monthly deductions we make for charges; and, if that is not possible, we will take the partial withdrawal (and any surrender charge) from all of your variable investment options in proportion to your value in each.

[Sidebar: You can withdraw all or part of your policy's net cash surrender value, although you may incur charges and tax consequences by doing so.]

         We charge any applicable surrender charge on the portion of any partial withdrawal that is not treated as a "free withdrawal." The surrender charge we impose is the applicable surrender charge percentage multiplied by the lesser of: (i) the amount of the withdrawal that does not qualify as a free withdrawal (as discussed below), and (ii) the initial premium less the amount of any previous partial withdrawals that incurred a surrender charge. The applicable surrender charge percentages are shown under "Charges and expenses you will pay" above.

FREE WITHDRAWAL. Beginning in the second policy year you can take as a free withdrawal 15% of your policy's account value (less outstanding loans and loan interest) as determined as of the end of the previous policy year (or as of the effective date of any restoration, if later). Multiple withdrawals taken in any one policy year are aggregated for this purpose. Each year your "free withdrawal" amount is redetermined, but amounts that were not withdrawn in a policy year cannot be carried over to the next policy year. A free

121315                                 29
withdrawal is "free" from surrender charges. It is not free from any income tax consequences resulting from the withdrawal.

EFFECT OF PARTIAL WITHDRAWAL ON INSURANCE COVERAGE. A partial withdrawal automatically reduces your net cash surrender value on a dollar-for-dollar basis by the amount of the withdrawal. A partial withdrawal also automatically reduces your policy's account value on a dollar-for-dollar basis by the amount of the withdrawal plus any applicable surrender charge. A partial withdrawal also results in a reduction in your policy's guaranteed minimum death benefit by the proportion that the partial withdrawal bears to the policy account value just prior to the partial withdrawal. For example, if the requested partial withdrawal equals 10% of your policy's account value prior to the withdrawal, your guaranteed minimum death benefit would be reduced by 10%.

         Thus, if you take a partial withdrawal, your policy's death benefit will be the greater of (i) a multiple of the now-reduced account value or (ii) its now-reduced guaranteed minimum death benefit.

         You should refer to "Tax information" below, for information about possible tax consequences of partial withdrawals and any associated reduction in policy benefits. If you have an unpaid policy loan, a partial withdrawal may also increase the chance that your policy could lapse because of insufficient value to pay policy charges as they fall due.

SURRENDERING YOUR POLICY FOR ITS NET CASH SURRENDER VALUE

         You can fully surrender (give us back) your policy for its "net cash surrender value" at any time. The net cash surrender value equals your account value, minus any outstanding loans and unpaid loan interest, and minus any surrender charge that then remains applicable.

         The surrender charge we impose on a full surrender is the applicable surrender charge percentage multiplied by the amount of the initial premium, as adjusted for any prior partial withdrawals. For purposes of this calculation, the amount of the initial premium would be reduced by the amounts of any prior partial withdrawals that incurred a surrender charge. The surrender charge percentages are shown in "Charges and expenses you will pay" above.

         A full surrender causes your policy and all insurance benefits to terminate. Please refer to "Tax information" below for the possible tax consequences of surrendering your policy.


121315                                 30

Section 5
Tax information

         This discussion is based on current federal income tax law and interpretations. It assumes that the policyowner is a natural person who is a U.S. citizen and resident. The tax effects on corporate taxpayers, non-U.S. residents or non-U.S. citizens may be different. This discussion is general in nature, and should not be considered tax advice, for which you should consult a qualified tax advisor.

BASIC TAX TREATMENT FOR YOU AND YOUR BENEFICIARY

         An Accumulator Life policy will be treated as "life insurance" for federal income tax purposes (a) if it meets the definition of life insurance under Section 7702 of the Internal Revenue Code (the "Code") and (b) as long as the investments made by the underlying Portfolios satisfy certain investment diversification requirements under Section 817(h) of the Code. We believe that the policies will meet these requirements and, therefore, that

o the death benefit received by the beneficiary under your policy will generally not be subject to federal income tax; and

o increases in your policy's account value as a result of interest or investment experience will not be subject to federal income tax, unless and until there is a distribution from your policy, such as a surrender, a partial withdrawal, loan or a payment to you.

         There may be different tax consequences if you assign your policy or designate a new owner. See "Assigning your policy" below.

TAX TREATMENT OF DISTRIBUTIONS TO YOU

         The federal income tax consequences of a distribution from your policy depend on whether your policy is a "modified endowment contract" (sometimes also referred to as a "MEC"). In all cases, however, the character of any income described below as being taxable to the recipient will be ordinary income (as opposed to capital gain).

TESTING FOR MODIFIED ENDOWMENT CONTRACT ("MEC") STATUS. In all cases where you have purchased your policy with a single premium, your policy will be a "modified endowment contract." Additionally, a life insurance policy that you receive in exchange for another life insurance policy that was a modified endowment contract will also be considered a modified endowment contract.

         If you acquire your policy through the exchange of an existing life insurance policy that is not itself a modified endowment contract, your new policy will generally not be a modified endowment contract. There are two exceptions:


121315                                 31

         (1) if there is a reduction in benefits below the level that would have caused your existing policy to become a modified endowment. This will not be the case if the existing policy was not subject to (or was grandfathered from) modified endowment contract testing or beyond any seven-year testing period. We will request the issuer of any existing contract being exchanged to provide us with information necessary to determine the new contract's status.

         (2) if you decide to make an additional premium payment at such later time as the policy may permit.

TAXATION OF PRE-DEATH DISTRIBUTIONS IF YOUR POLICY IS A MODIFIED ENDOWMENT CONTRACT. Any distribution from your policy will be taxed on an "income-first" basis if your policy is a modified endowment contract. Distributions for tax purposes include a loan (including any increase in the loan amount to pay interest on an existing loan or an assignment or a pledge to secure a loan) or partial withdrawal. Any such distributions will be considered taxable income to you to the extent your account value exceeds your basis in the policy. (For modified endowment contracts, your basis in the policy is equal to your initial single premium, increased by any permitted additional premium and reduced by the amount of any previous distributions from your policy that were not taxable. If your policy was acquired through a tax free exchange, however, your basis will generally equal the basis carried over from the policy you exchanged, increased by any additional premium and reduced by any previous distributions that were not taxable. Your basis also would be increased by the amount of any prior loan under your policy that was considered taxable income to you.) For purposes of determining the taxable portion of any distribution, all modified endowment contracts issued by Equitable Life (or its affiliate) to the same owner during any calendar year are treated as if they were a single contract.

         A 10% penalty tax also will apply to the taxable portion of most distributions from a policy that is a modified endowment contract. The penalty tax will not, however, apply to (i) taxpayers whose actual age is at least 59 1/2, (ii) distributions in the case of a disability (as defined in the Code) or
(iii) distributions received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary.

         Interest charged on the loan will generally not be tax deductible, although interest credited on loan collateral may become taxable if distributed under the policy. IF YOUR POLICY TERMINATES AFTER A GRACE PERIOD, THE EXTINGUISHMENT OF ANY THEN OUTSTANDING POLICY LOAN AND UNPAID LOAN INTEREST WILL BE TREATED AS A DISTRIBUTION (to the extent the loan was not previously treated as a distribution) and could be subject to tax, including the 10% penalty tax, as described above. In addition, upon a full surrender, any excess of the proceeds we pay (including any amounts we use to discharge any loan) over your


121315                                 32
basis in the policy, will be subject to federal income tax and, unless an exception applies, the 10% penalty tax.

TAXATION OF PRE-DEATH DISTRIBUTIONS IF YOUR POLICY IS NOT A MODIFIED ENDOWMENT CONTRACT. As long as your policy remains in force as a non-modified endowment contract, policy loans will be treated as indebtedness, and no part of the loan proceeds will be subject to current federal income tax. Interest charged on the loan will generally not be tax deductible, although interest credited on loan collateral may become taxable under the rules below if distributed.

         If you make a partial withdrawal after the first 15 years of your policy, the proceeds will not be subject to federal income tax except to the extent such proceeds exceed your "basis" in your policy. (Your basis generally will equal the basis carried over from the old life policy you exchanged, if the exchange was a tax free exchange, less the amount of any distributions from your policy that were not taxable. We need to receive this basis information from the issuer of the old life policy.) During the first 15 years, however, the proceeds from a partial withdrawal are likely to be subject to federal income tax, under a complex formula, to the extent that your account value exceeds your basis.

         Upon full surrender, any amount by which the proceeds we pay (including amounts we use to discharge any policy loan and unpaid loan interest) exceed your basis in the policy will be subject to federal income tax. IN ADDITION, IF A POLICY TERMINATES AFTER A GRACE PERIOD, THE EXTINGUISHMENT OF ANY THEN-OUTSTANDING POLICY LOAN AND UNPAID LOAN INTEREST WILL BE TREATED AS A DISTRIBUTION AND COULD BE SUBJECT TO TAX UNDER THE FOREGOING RULES. Finally, if you make an assignment of rights or benefits under your policy, you may be deemed to have received a distribution from your policy, all or part of which may be taxable.

         Distributions that occur during a year of your policy in which it becomes a modified endowment contract, and during any subsequent years, will be taxed as described above for a policy which is a modified endowment contract. In addition, distributions from a policy within two years before it becomes a modified endowment contract also will be subject to tax in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

         RESTORATION OF A TERMINATED POLICY. For tax purposes, some restorations of a policy that terminated after a grace period may be treated as the purchase of a new policy.

EFFECT OF POLICY ON INTEREST DEDUCTIONS TAKEN BY BUSINESS ENTITIES

         OWNERSHIP OF A POLICY BY A TRADE OR BUSINESS ENTITY CAN LIMIT THE AMOUNT OF ANY INTEREST ON BUSINESS BORROWINGS THAT ENTITY OTHERWISE COULD DEDUCT for federal income tax purposes, even though such business borrowings may be unrelated to the

121315                                 33
policy. To avoid the limit, the insured person must be an officer, director, employee or 20% owner of the trade or business entity when coverage on that person commences.

         The limit does not generally apply for policies owned by natural persons (even if those persons are conducting a trade or business as sole proprietorships), unless a trade or business entity that is not a sole proprietorship is a direct or indirect beneficiary under the policy. ENTITIES COMMONLY HAVE SUCH A BENEFICIAL INTEREST, FOR EXAMPLE, IN SO-CALLED "SPLIT DOLLAR" ARRANGEMENTS. If the trade or business entity has such an interest in a policy, it will be treated the same as if it owned the policy for purposes of the limit on deducting interest on unrelated business income.

         The limit generally applies only to policies issued after June 8, 1997 in taxable years ending after such date. However, for this purpose, any material increase in death benefit as a result of any additional premium payment, or other material change in a policy, will be treated as the issuance of a new policy.

         In cases where the above-discussed limit on deductibility applies, the non-deductible portion of unrelated interest on business loans is determined by multiplying the total amount of such interest by a fraction. The numerator of the fraction is the policy's average account value (excluding amounts we are holding to secure any policy loans) for the year in question, and the denominator is the average for the year of the aggregate tax bases of all the entity's other assets.

         Any corporate, trade, or business use of a policy should be carefully reviewed by your tax advisor with attention to these rules, as well as the other rules and possible pending legislative proposals which might further restrict available exceptions to this limit on interest deductions or make other tax law changes with respect to such coverage.

REQUIREMENT THAT WE DIVERSIFY INVESTMENTS

         Under Section 817(h) of the Code, the Treasury Department has issued regulations that implement investment diversification requirements. Failure to comply with these regulations would disqualify your policy as a life insurance policy under Section 7702 of the Code. If this were to occur, you would be subject to federal income tax on any income and gains under the policy and the death benefit proceeds would lose their income tax-free status. These consequences would continue for the period of the disqualification and for subsequent periods. Through the Portfolios, we intend to comply with the applicable diversification requirements.

ESTATE, GIFT, AND GENERATION-SKIPPING TAXES

         If the policy's owner is the insured person, the death benefit will generally be includable in the owner's estate for purposes of federal estate tax. If the owner is not the insured person, and the owner dies before the insured person, the value of the policy would be includable in the owner's estate. If the owner is neither the insured person nor

121315                                 34
the beneficiary, the owner will be considered to have made a gift to the beneficiary of the death benefit proceeds when they become payable.

         In general, a person will not owe estate or gift taxes until gifts made by such person, plus that person's taxable estate, total at least $675,000 (a figure that is scheduled to rise at periodic intervals to $1 million by the year
2006). For this purpose, however, certain amounts may be deductible or excludable, such as gifts and bequests to the person's spouse or charitable institutions and certain gifts of $10,000 or less per year for each recipient.

         As a general rule, if you make a "transfer" to a person two or more generations younger than you, a generation-skipping tax may be payable. Generation-skipping transactions would include, for example, a case where a grandparent "skips" his or her children and names grandchildren as a policy's beneficiaries. In that case, the generation-skipping "transfer" would be deemed to occur when the insurance proceeds are paid. The generation-skipping tax rates are similar to the maximum estate tax rate in effect at the time. Individuals, however, are generally allowed an aggregate generation-skipping tax exemption of $1 million.

         The particular situation of each policyowner, insured person or beneficiary will determine how ownership or receipt of policy proceeds will be treated for purposes of federal estate, gift and generation-skipping taxes, as well as state and local estate, inheritance and other taxes. Because these rules are complex, you should consult with a qualified tax adviser for specific information, especially where benefits are passing to younger generations.

EMPLOYEE BENEFIT PROGRAMS

         This Accumulator Life policy is not designed, nor intended, to be sold into employee benefit programs. Special rules apply to sales of life insurance policies to the following programs:

         PENSION AND PROFIT-SHARING PLANS. There are special limits on the amount of insurance that may be purchased by a trust or other entity that forms part of a pension or profit-sharing plan qualified under Section 401(a) or 403 of the Code. In addition, the federal income tax consequences will be different from those described in this prospectus. These rules are complex, and you should consult a qualified tax advisor.


121315                                 35

         OTHER EMPLOYEE BENEFIT PROGRAMS. Complex rules may also apply when a policy is held by an employer or a trust, or acquired by an employee, in connection with the provision of other employee benefits. Among other issues, these policyowners must consider whether the policy was applied for by or issued to a person having an insurable interest under applicable state law and with the insured person's consent. The lack of an insurable interest or consent may, among other things, affect the qualification of the policy as life insurance for federal income tax purposes and the right of the beneficiary to receive a death benefit.

         ERISA. Employers and employer-created trusts may be subject to reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974. You should consult a qualified legal advisor.

OUR TAXES

         The operations of our Separate Account FP are reported in our federal income tax return. The separate account's investment income and capital gains, however, are, for tax purposes, reflected in our variable life insurance policy reserves. Therefore, we currently pay no taxes on such income and gains and impose no charge for such taxes. We reserve the right to impose a charge in the future for taxes incurred; for example, a charge to the separate account for income taxes incurred by us that are allocable to the policies.

         If our state, local or other tax expenses increase, we may add or increase our charges for such taxes when they are attributable to Separate Account FP, based on premiums, or otherwise allocable to the policies.

WHEN WE WITHHOLD TAXES FROM DISTRIBUTIONS

         Generally, unless you provide us with a satisfactory written election to the contrary prior to the distribution, we are required to withhold income tax from any proceeds we distribute as part of a taxable transaction under your policy. If you do not wish us to withhold tax from the payment, or if we do not withhold enough, you may have to pay later, and you may incur penalties under the estimated income tax rules. In some cases, where generation-skipping taxes may apply, we may also be required to withhold for such taxes unless we are provided satisfactory notification that no such taxes are due. States may also require us to withhold tax on distributions to you. Special withholding rules apply if you are not a U.S. resident or U.S. citizen.

POSSIBILITY OF FUTURE TAX CHANGES

         The U.S. Congress frequently considers legislation that, if enacted, could change the tax treatment of life insurance policies or increase the taxes we pay in connection with such policies. In addition, the Treasury Department may amend existing regulations, issue regulations on the qualification of life insurance and modified endowment contracts, or adopt new or clarifying interpretations of existing law. State and local tax law or, if


121315                               36
you are not a U.S. citizen and resident, foreign tax law, may also affect the tax consequences to you, the insured person or your beneficiary, and are subject to change or changes of interpretation. Any changes in federal, state, local or foreign tax law or interpretations could have a retroactive effect, both on our taxes and the way your policy is taxed.

         The Treasury Department has the authority to issue guidelines prescribing the circumstances in which your ability to direct your investment to particular Portfolios within an insurance policy may cause you, rather than the insurance company, to be treated as the owner of the Portfolio shares attributable to your policy. In that case, income and gains attributable to such Portfolio shares would be included in your gross income for federal income tax purposes. Under current law, however, we believe that Equitable Life, and not the owner of a policy, would be considered the owner of the Portfolio shares.


121315                                 37

Section 6
More information about procedures that apply to your policy

         This section provides further detail about certain subjects that are addressed in the previous pages. The following discussion generally does not repeat the information already contained in those pages.

WAYS TO MAKE PREMIUM AND LOAN PAYMENTS

CHECKS AND MONEY ORDERS. Your initial single premium, any permitted additional premium or any loan repayment generally must be paid by check or money order drawn on a U.S. bank in U.S. dollars and made payable to "Equitable Life."

         We prefer that you make each payment to us with a single check drawn on your business or personal bank account. We also will accept a single money order, bank draft or cashier's check payable directly to Equitable Life, although we must report such "cash equivalent" payments to the Internal Revenue Service under certain circumstances. Cash and travelers' checks, or any payments in foreign currency, are not acceptable. We will not accept third-party checks payable to someone other than Equitable Life.

EXCHANGES OF EXISTING LIFE INSURANCE POLICIES. We may, under certain circumstances, permit you to exchange an existing life insurance policy for an Accumulator Life policy. In this regard, we will follow our established administrative procedures in effect at that time. We will apply these procedures uniformly and will not unfairly discriminate. We will generally require the use of special forms for this purpose.

REQUIREMENTS FOR SURRENDER REQUESTS

         Your surrender request must include the policy number, your name, your tax identification number, the name of the insured person, and the address where proceeds should be mailed. The request must be signed by you, as the owner, and by any joint owner, collateral assignee or irrevocable beneficiary. We may also require you to complete specific tax forms.

         Finally, in order for your surrender request to be complete, you must return your policy to us. Your request will not be deemed complete until we receive all required items. See "Dates and prices at which policy events occur" below for information regarding the pricing of your request.

WAYS WE PAY POLICY PROCEEDS

         The payee for death benefit or other policy proceeds (e.g. upon surrenders) may name a successor to receive any amounts that we still owe following the payee's death. Otherwise, we will pay any such amounts to the payee's estate.

121315                                 38

         We must approve any payment arrangements that involve more than one payment option, or a payee who is not a natural person (for example, a corporation), or a payee who is a fiduciary. Also, the details of all payment arrangements will be subject to our rules at the time the arrangements are selected and take effect. This includes rules on the minimum amount we will pay under an option, minimum amounts for installment payments, withdrawals or commutation rights (your rights to receive payments over time, for which we may offer a lump sum payment), the naming of payees, and the methods for proving the payee's age and continued survival.

ASSIGNING YOUR POLICY

         You may assign (transfer) your rights in a policy to someone else as collateral for a loan, to effect a change of ownership or for some other reason, if we agree. A copy of the assignment must be forwarded to our Administrative Office. We are not responsible for any payment we make or any action we take before we receive notice of the assignment or for the validity of the assignment. An absolute assignment is a change of ownership.

         Certain transfers for value may subject you to income tax and penalties and cause the death benefit to lose its income-tax free treatment. A gift of a policy that has a loan outstanding may be treated as part gift and part transfer for value, which could result in both gift tax and income tax consequences. An assignment of a life insurance policy that is a modified endowment contract as collateral for a loan will generally be treated as a distribution under the policy for income tax purposes. You should consult your tax advisor prior to making a transfer or other assignment.

DATES AND PRICES AT WHICH POLICY EVENTS OCCUR

         We describe below the general rules for when, and at what prices, events under your policy will occur. Other portions of this prospectus describe circumstances that may cause exceptions. We generally do not repeat those exceptions below.

DATE OF RECEIPT. Where this prospectus refers to the day when we receive a payment, request, election, or notice from you, we usually mean the day on which that item (or the last thing necessary for us to process that item) arrives in complete and proper form at our Administrative Office or via the appropriate telephone or fax number if the item is a type we accept by those means. There are two main exceptions: if the item arrives (1) on a day that is not a business day or (2) after the close of a business day, then, in each case, we are deemed to have received that item on the next business day.

BUSINESS DAYS. Every day that the New York Stock Exchange is open for regular trading is a business day for us. Each business day ends at the time regular trading on the exchange closes (or is suspended) for the day. We compute unit values for our variable investment options as of the end of each business day. This usually is 4:00 p.m., Eastern Time.

121315                                 39

PAYMENTS AND REQUESTS YOU MAKE. Loan repayments, any permitted additional premium payment, and interest payments are reflected in your policy as of the date we receive them.

         The following transactions occur (and receive the prices) as of the date we receive your request:

o    partial withdrawals
o account value and guaranteed minimum death benefit decreases that result from partial withdrawals
o    tax withholding elections
o    changes of allocation percentages
o    surrenders
o    changes of beneficiary
o    changes in form of death benefit payment
o    loans
o    transfers among variable investment options
o    assignments

         Restoration of terminated policies occurs on your policy's next monthly anniversary that coincides with or follows the date we approve your request.

DOLLAR COST AVERAGING SERVICE. Transfers pursuant to our dollar cost averaging service (automatic transfer service) occur as of the first day of each policy month. If you request the dollar cost averaging service in your original policy application, the first transfer will occur as of the first day of the second policy month after your policy's initial Allocation Date. If you request this service at any later time, we make the first such transfer as of your policy's first monthly anniversary that coincides with or follows the date we receive your request.

ASSET REBALANCING SERVICE. If you request the asset rebalancing service, the first redistribution will be on the date you specify or the date we receive your request, if later. However, no rebalancing will occur prior to your policy's Allocation Date. Subsequent periodic rebalancings occur quarterly, semiannually or annually, as you have requested.

DELAY IN CERTAIN CASES. We may delay allocating any payment you make to our variable investment options, or any transfer, for the same reasons stated in "Delay of variable investment option proceeds" below. We may also delay such transactions for any other legally permitted purpose.

PRICES APPLICABLE TO POLICY TRANSACTIONS. If a transaction will increase or decrease the amount you have in a variable investment option as of a certain date, we process the transaction using the unit values for that option computed as of that day's close of


121315                                 40
business, unless that day is not a business day. In that case, we use unit values computed as of the next business day's close.

EFFECT OF DEATH OR SURRENDER. You may not make any policy transactions or changes after the insured person has died. Also, all insurance coverage ends on the date as of which we process any request for a full surrender.

POLICY ISSUANCE

REGISTER DATE. When we issue a policy, we assign it a "register date," which will be shown in the policy. We measure the months, years, and anniversaries of your policy from your policy's register date. The register date will generally be the same as the date we actually issue the policy (the "issue date"). Policies that would otherwise receive a register date of the 29th, 30th or 31st of any month will receive a register date of the 28th of that month.

INVESTMENT START DATE. This is the date your investment first begins to earn a return for you in our Alliance Money Market option (prior to the Allocation
Date). The investment start date is the issue date.

COMMENCEMENT OF INSURANCE COVERAGE. You must give the entire premium for this policy to your financial professional before the policy is delivered to you. No insurance under your policy will take effect unless (1) the insured person is still living at the time such delivery is completed and (2) unless the information in the application continues to be true and complete, without material change, as of the time of such payment. If you submit your entire premium with your application, we may, subject to certain conditions, provide a limited amount of temporary insurance on the proposed insured person. You may request and review a copy of our temporary insurance agreement for more information about the terms and conditions of that coverage.

NON-ISSUANCE. If, after considering your application, we decide not to issue a policy, we will refund any premium you have paid (less the amount of any loan) without interest.

AGE; AGE AT ISSUE. Unless the context in this prospectus requires otherwise, we consider the insured person's "age" during any policy year be his or her age on his or her birthday nearest to the beginning of that policy year. For example, the insured person's age for the first policy year ("age at issue") is that person's age on whichever birthday is closer to (i.e., before or after) the policy's register date.

GENDER-NEUTRAL POLICIES

         Congress and various states have from time to time considered legislation that would require insurance rates and the "factors" we use to compute the policies' death benefits to be the same for males and females.


121315                                 41

         There will be no distinctions based on sex in the death benefit factors or cost of insurance rates for Accumulator Life policies sold in Montana because of Montana insurance department regulations. Guaranteed maximum cost of insurance rates applicable to a gender-neutral policy will not be greater than the comparable male rates under a gender specific Accumulator Life policy.


121315                                 42

Section 7
More information about other matters

YOUR VOTING PRIVILEGES

VOTING OF PORTFOLIO SHARES. As the legal owner of any Portfolio shares that support a variable investment option, we will attend (and have the right to vote at) any meeting of shareholders of the Portfolio (or the Trust). To satisfy currently-applicable legal requirements, however, we will give you the opportunity to tell us how to vote the number of each Portfolio's shares that are attributable to your policy. We will vote shares attributable to policies for which we receive no instructions in the same proportion as the instructions we do receive from all policies that participate in our Separate Account FP (discussed below). With respect to any Portfolio shares that we are entitled to vote directly (because we do not hold them in a separate account or because they are not attributable to policies), we will vote in proportion to the instructions we have received from all holders of variable annuity and variable life insurance policies who are using that Portfolio.

         Under current legal requirements, we may disregard the voting instructions we receive from policyowners only in certain narrow circumstances prescribed by SEC regulations. If we do, we will advise you of the reasons in the next annual or semiannual report we send to you.

VOTING AS POLICYOWNER. In addition to being able to instruct voting of Portfolio shares as discussed above, policyowners that use our variable investment options may in a few instances be called upon to vote on matters that are not the subject of a shareholder vote being taken by any Portfolio. If so, you will have one vote for each $100 of account value in any such option; and we will vote our interest in Separate Account FP in the same proportion as the instructions we receive from holders of Accumulator Life and other policies that Separate Account FP supports.

ABOUT OUR SEPARATE ACCOUNT FP

         Each variable investment option is a part (or "subaccount") of our Separate Account FP. We established Separate Account FP under special provisions of the New York Insurance Law. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our variable investment options for owners of our variable life insurance policies. We are the legal owner of all of the assets in Separate Account FP and may withdraw any amounts that exceed our reserves and other liabilities with respect to variable investment options under our policies. The results of Separate Account FP's operations are accounted for without regard to Equitable Life's other operations.

         Separate Account FP's predecessor was established on April 19, 1985 by our then wholly owned subsidiary, Equitable Variable Life Insurance Company. We established

121315                                 43
our Separate Account FP under New York Law on September 21, 1995. When Equitable Variable Life Insurance Company merged into Equitable Life, as of January 1, 1997, our Separate Account FP succeeded to all the assets, liabilities and operations of its predecessor.

         Separate Account FP is registered with the SEC under the Investment Company Act of 1940 and is classified by that act as a "unit investment trust." The SEC, however, does not manage or supervise Equitable Life or Separate Account FP.

         Each subaccount (variable investment option) of Separate Account FP available under Accumulator Life invests solely in class IB shares issued by the corresponding Portfolio of EQ Advisors Trust. Separate Account FP immediately reinvests all dividends and other distributions it receives from a Portfolio in additional shares of that Portfolio.

         The EQ Advisors Trust sells its shares to Equitable Life separate accounts in connection with Equitable Life's variable life insurance and annuity products, to the trustee of a qualified benefit plan for Equitable Life and to separate accounts of insurance companies, both affiliated and unaffiliated with Equitable Life. We currently do not foresee any disadvantages to our policyowners arising out of this. However, the Board of Trustees of EQ Advisors Trust intends to monitor events to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken in response. If we believe that the Board's response insufficiently protects our policyowners, we will see to it that appropriate action is taken to do so. Also, if we ever believe that any of the Trust's Portfolios is so large as to materially impair the investment performance of the Portfolio involved, we will examine other investment alternatives.

ABOUT OUR GENERAL ACCOUNT

         Our general account assets support all of our obligations (including those under the Accumulator Life policies). Our general assets consist of all of our assets as to which no class or classes of our annuity or life insurance policies have any preferential claim. You will not share in the investment experience of our general account assets, however; and we have full discretion about how we invest those assets (subject only to any requirements of law).

TRANSFERS OF YOUR ACCOUNT VALUE

TRANSFERS NOT IMPLEMENTED. When we cannot process part of a transfer request, we will not process any other part of the request. This could occur, for example, where you request transfer of an amount greater than that currently allocated to a variable investment option. In this circumstance, we will notify you and explain why we could not process the request.

The dollar cost averaging service will terminate immediately if: (1) your amount in the Alliance Money Market option is insufficient to cover the automatic transfer amount; (2)

121315                                 44
your policy is in a grace period; or (3) we receive notice of the insured person's death. Similarly, the asset rebalancing program will terminate immediately if either (2) or (3) occurs.

MARKET TIMING. You should note that the product is not designed for professional "market timing" organizations, or other organizations or individuals engaging in a market timing strategy, making programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the underlying mutual fund portfolio. Market timing strategies are disruptive to the underlying mutual fund portfolios in which the variable investment options invest. If we determine that your transfer patterns among the variable investment options reflect a market timing strategy, we reserve the right to take action including, but not limited to: restricting the availability of transfers through telephone requests, facsimile transmissions, automated telephone services, Internet services or any electronic transfer services. We may also refuse to act on transfer instructions of an agent acting under a power of attorney who is acting on behalf of more than one owner.

TELEPHONE AND EQACCESS REQUESTS

         If you are a properly authorized person, you may make transfers by telephone or over the Internet as described above under "Telephone and EQAccess transfers."

         Also, if you are both the owner and the insured person under your policy, you may call 1-888-855-5100 (toll free) from a touch tone phone to make the following additional types of requests:

o  policy loans
o changes of allocation percentages (anticipated to be available through EQAccess by the end of 2000)
o  changes of address

         For security purposes, all telephone requests are automatically tape-recorded and are invalid if the information given is incomplete or any portion of the request is inaudible. We have established procedures reasonably designed to confirm that telephone instructions are genuine. These include requiring personal identification information from the caller and providing subsequent written confirmation of the instructions.

         If you wish to participate in EQAccess, you must first agree to the terms and conditions set forth in our EQAccess Online Services Agreement, which you can find at our Web site. For security purposes, you may not initiate any transactions relating to your policy for five (5) days after you have elected to use EQAccess. We will send you a letter by first class mail confirming your enrollment in EQAccess. Additionally, you will be required to use a password and protect it from unauthorized use. We will provide subsequent written confirmation of any EQAccess transactions. We will assume that all instructions received through EQAccess from anyone using your password are given by

121315                                 45
you; however, we reserve the right to refuse to process any transaction and/or block access to EQAccess if we have reason to believe the instructions given are unauthorized.

         If we do not employ reasonable procedures to confirm the genuineness of telephone or Internet instructions, we may be liable for any losses arising out of any act or omission that constitutes negligence, lack of good faith, or willful misconduct. In light of our procedures, we will not be liable for following telephone or Internet instructions that we reasonably believe to be genuine.

         We reserve the right to refuse to process any telephone or Internet transactions if we have reason to believe that the request compromises the general security and/or integrity of our automated systems (see discussion of "Market timing" above).

         Any telephone or Internet transaction request that we receive after the close of a business day (which is usually 4:00 p.m. Eastern Time) will be processed as of the next business day. During times of extreme market activity, or for other reasons, you may be unable to contact us to make a telephone or Internet request. If this occurs, you should submit a written transaction request to our Administrative Office. We reserve the right to discontinue telephone or Internet transactions, or modify the procedures and conditions for such transactions, without notifying you at any time.

DEDUCTING POLICY CHARGES

MONTHLY COST OF INSURANCE CHARGE. The monthly cost of insurance charge is determined by multiplying the cost of insurance rate by your policy's account value. A greater policy account value, or a higher cost of insurance rate, will generally result in a higher current monthly charge. The currently applicable cost of insurance rate is 1.15%, subject to the maximum charges specified in your policy.

         We reserve the right to change this rate, but we will never charge more than the guaranteed maximum charge specified in your policy. These maximum charges are determined by multiplying the maximum cost of insurance rate that is then applicable to your policy by the amount we have at risk under your policy. The maximum cost of insurance rates are based on the 1980 Commissioners' Standard Ordinary Male and Female Mortality Tables. Our amount at risk (also described in your policy as "net amount at risk") on any date is the difference between (a) the death benefit that would be payable if the insured person died on that date and (b) the then total account value under the policy.

         Our maximum cost of insurance rates will generally be lower (except in Montana) if the insured person is a female than if a male.

DATE OF MONTHLY DEDUCTIONS. We make the regular monthly deductions as of the first day of each policy month.

121315                                 46

PURPOSES OF POLICY CHARGES. The charges under the policies are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the policies. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the policies. If, as we expect, the charges that we collect from the policies exceed our total costs in connection with the policies, we will earn a profit. Otherwise, we will incur a loss.

         The current and maximum rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In most cases, this prospectus identifies such expenses or risks in the name of the charge: e.g., charge for administration and taxes, cost of insurance charge, guaranteed minimum death benefit charge, and mortality and expense risk charge. However, the fact that any charge bears the name of, or is designed primarily to defray, a particular expense or risk does not mean that the amount we collect from that charge will never be more than the amount of such expense or risk. Nor does it mean that we may not also be compensated for such expense or risk out of any other charges we are permitted to deduct by the terms of the policies. The surrender charge, for example, is designed primarily to defray sales expenses, but may also be used to defray other expenses associated with your policy that we have not recovered by the time of any surrender.

SUICIDE AND CERTAIN MISSTATEMENTS

         If an insured person commits suicide within certain time periods, the amount of death benefit we pay will be limited as described in the policy. Also, if an application misstated the age or gender of an insured person, we will adjust the amount of any death benefit as described in the policy.

WHEN WE PAY POLICY PROCEEDS

GENERAL. We will generally pay any death benefit, surrender, partial withdrawal, or loan within seven days after we receive the request and any other required items.

CLEARANCE OF CHECKS. We reserve the right to defer payment of that portion of your account value that is attributable to a premium payment or loan repayment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

DELAY OF VARIABLE INVESTMENT OPTION PROCEEDS. We reserve the right to defer payment of any death benefit, transfer, loan or other distribution that is derived from a variable investment option if (a) the New York Stock Exchange is closed (other than customary weekend and holiday closings) or trading on that exchange is restricted; (b) the SEC has declared that an emergency exists, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the account value; or (c) the law permits the delay for the protection of owners. If we need to defer

121315                                 47
calculation of values for any of the foregoing reasons, all delayed transactions will be processed at the next available unit values.

DELAY TO CHALLENGE COVERAGE. We may challenge the validity of your insurance policy based on any material misstatements in an application you have made to us. We cannot make such challenges, however, beyond certain time limits set forth in the policy. If the insured person dies within one of these limits, we may delay payment of any proceeds until we decide whether to challenge the policy.

CHANGES WE CAN MAKE

         In addition to any of the other changes described in this prospectus, we have the right to modify how we or Separate Account FP operate. We intend to comply with applicable law in making any changes and, if necessary, we will seek policyowner approval. We have the right to:

         o combine two or more variable investment options or withdraw assets relating to Accumulator Life from one variable investment option and put them into another;

         o end the registration of, or re-register, Separate Account FP under the Investment Company Act of 1940;

         o operate Separate Account FP under the direction of a "committee" or discharge such a committee at any time;

         o restrict or eliminate any voting rights or privileges of policyowners (or other persons) that affect Separate Account FP;

         o operate Separate Account FP, or one or more of the variable investment options, in any other form the law allows. This includes any form that allows us to make direct investments, in which case we may charge Separate Account FP an advisory fee.

         We may make any legal investments we wish for Separate Account FP. In addition, we may disapprove any change in investment advisers or in investment policy unless a law or regulation provides differently.

         If we take any action that results in a material change in the underlying investments of a variable investment option, we will notify you to the extent required by law. We may, for example, cause the variable investment option to invest in a mutual fund other than, or in addition to, EQ Advisors Trust. If you then wish to transfer the amount you have in that option to another variable investment option, you may do so.

121315                                 48

         We may make any changes in the policy or make distributions from the policy to the extent we deem necessary to ensure that your policy qualifies or continues to qualify as life insurance for tax purposes. Any such change will apply uniformly to all policies that are affected. We will give you written notice of such changes. Subject to all applicable legal requirements, we also may make other changes in the policies that do not reduce any net cash surrender value, death benefit, account value, or other accrued rights or benefits.

REPORTS WE WILL SEND YOU

         Shortly after the end of each year of your policy, we will send you a report that includes information about your policy's current death benefit, account value, cash surrender value (i.e., account value minus any current surrender charge), policy loans, policy transactions and amounts of charges deducted. We will send you individual notices to confirm your premium payments, loan repayments, transfers and certain other policy transactions.

LEGAL PROCEEDINGS

         Equitable Life and its affiliates are parties to various legal proceedings. In our view, none of these proceedings would be considered material with respect to a policyowner's interest in Separate Account FP, nor would any of these proceedings be likely to have a material adverse effect upon the Separate Account, our ability to meet our obligations under the policies, or the distribution of the policies.

ILLUSTRATIONS OF POLICY BENEFITS

         In order to help you understand how your policy values would vary over time under different sets of assumptions, we will provide you with certain illustrations when you purchase your policy and upon request thereafter. These will be based on the age and gender of the insured person under your policy, and such factors as the premium payment amount and assumed rates of return (within limits) that you request. We have filed an example of such an illustration as an exhibit to the registration statement referred to below.

SEC REGISTRATION STATEMENT

         We have on file with the SEC a registration statement under the Securities Act of 1933 that relates to the Accumulator Life policies. The registration statement contains additional information that is not required to be included in this prospectus. You may obtain this information, for a fee, from the SEC's Public Reference Section at 450 5th Street, N.W., Washington, D.C. 20549 or, without charge, from the SEC's web site (www.sec.gov).

121315                                 49

HOW WE MARKET THE POLICIES

         We offer variable life insurance policies (including Accumulator Life) and variable annuity contracts through AXA Advisors, LLC ("AXA Advisors"), the successor to EQ Financial Consultants, Inc. and an affiliate of Equitable Life. The Investment Company Act of 1940, therefore, classifies AXA Advisors as a "principal underwriter" of those policies and contracts. AXA Advisors also serves as a principal underwriter of EQ Advisors Trust and, prior to September 1999, AXA Advisors' predecessor was the manager of EQ Advisors Trust. AXA Advisors' address is 1290 Avenue of the Americas, New York, NY 10104. AXA Advisors is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). In 1998 and 1999, AXA Advisors was paid a fee of $325,380, annually, for its services as principal underwriter of our policies.

         We sell Accumulator Life through financial professionals who are licensed insurance agents and are also registered representatives of AXA Advisors. The financial professional who sells you this policy receives sales commissions from Equitable Life. The commissions don't cost you anything above the charges and expenses already discussed elsewhere in this prospectus. Generally, the agents will receive maximum commissions of 4.50% of the amount of the initial premium you pay. Alternatively, the agents could receive a lower initial commission, but receive additional commissions in later years based on the policy's unloaned account value in the variable investment options. The agent may be required to return to us any commissions on premiums that we have refunded to a policyowner.

         We also sell the policies through financial professionals who are licensed independent insurance brokers and are also registered representatives either of AXA Advisors or of another SEC registered broker-dealer. The commissions for independent brokers will be no more than those for agents. The commissions will be paid through the registered broker-dealer and may be subject to our above-noted return policy if premiums are refunded.

INSURANCE REGULATION THAT APPLIES TO EQUITABLE LIFE

         We are regulated and supervised by the New York State Insurance Department. In addition, we are subject to the insurance laws and regulations in every state where we sell policies. We submit annual reports on our operations and finances to insurance officials in all of these states. The officials are responsible for reviewing our reports to see that we are financially sound. Such regulation, however, does not guarantee or provide absolute assurance of our soundness.


121315                                 50

Directors and principal officers

         Set forth below is information about our directors and, to the extent they are responsible for variable life insurance operations, our principal officers. Unless otherwise noted, their address is 1290 Avenue of the Americas, New York, New York 10104.

------------------------------------------------------------------------------------------------------------------------
NAME AND PRINCIPAL                      BUSINESS EXPERIENCE
BUSINESS ADDRESS                        WITHIN PAST FIVE YEARS
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
DIRECTORS
------------------------------------------------------------------------------------------------------------------------
Francoise Colloc'h                      Director of  Equitable  Life (since July 1992).  Member of the AXA  Management
AXA                                     Board  and Group  Executive  President,  Human  Resources,  Communication  and
23 Avenue Matignon                      Synergies of AXA (since January 2000).  Prior thereto,  Senior  Executive Vice
75008 Paris, France                     President,  AXA (1993-2000).  Director or officer of various  subsidiaries and affiliates of the AXA Group.
------------------------------------------------------------------------------------------------------------------------
Henri de Castries                       Director of Equitable Life (since  September  1993).  Chairman of the Board of
AXA                                     AXA  Financial  (since  April 1998);  Vice  Chairman  (February  1996 to April
23 Avenue Matignon                      1998).  Vice Chairman of AXA's  Management  Board (since January 2000).  Prior
75008 Paris, France                     thereto,  Senior  Executive  Vice  President,   Financial  Services  and  Life
                                        Insurance Activities in the United States, Germany, the United Kingdom and
                                        Benelux (1996 to 2000); Executive Vice President, Financial Services and Life
                                        Insurance Activities (1993 to 1996) of AXA. Director or officer of various subsidiaries and affiliates of the AXA Group. Director of DLJ and Alliance
                                        Capital Management Corporation, the general partner of Alliance Holding and
                                        Alliance.
------------------------------------------------------------------------------------------------------------------------
Joseph L. Dionne                        Director  of  Equitable  Life  (since  May  1982).  Retired  Chairman  of  The
The McGraw-Hill Companies               McGraw-Hill  Companies  (since January 2000);  prior thereto,  Chairman (April
1221 Avenue of the Americas             1988 to January 2000) and Chief Executive  Officer (April 1983 to April 1998).
New York, NY 10020                      Director of The McGraw-Hill  Companies,  Harris  Corporation and Ryder System,
                                        Inc. Director of AXA Financial, Inc. (since May, 1992).
------------------------------------------------------------------------------------------------------------------------
Denis Duverne                           Director of Equitable Life (since  February  1998).  Executive Vice President,
AXA                                     International  (US-UK-Benelux)  AXA and member of AXA  Executive  Board (since
23, Avenue Matignon                     January, 2000). Director,  Alliance (since February 1996) and Donaldson Lufkin
75008 Paris, France                     & Jenrette ("DLJ")(since February 1997).
------------------------------------------------------------------------------------------------------------------------


121315                                 51

------------------------------------------------------------------------------------------------------------------------
NAME AND PRINCIPAL                      BUSINESS EXPERIENCE
BUSINESS ADDRESS                        WITHIN PAST FIVE YEARS
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
DIRECTORS (continued)
------------------------------------------------------------------------------------------------------------------------
Jean-Rene Fourtou                       Director of Equitable Life (since July 1992).  Vice Chairman of the Management
Rhone-Poulenc S.A.                      Board of Aventis (since  December  1999).  Prior  thereto,  Chairman and Chief
25, Quai Paul Doumer                    Executive  Officer of Rhone-Poulenc,  S.A. (1986 to December 1999).  Member of
92408 Courbevoie Cedex                  the Supervisory Board of AXA. Director of Schneider S.A., Paribas,  and Groupe
France                                  Pernod-Ricard.   Member  of  the  Consulting  Council  of  Banque  de  France.
                                        Director, AXA Financial (since July, 1992).
------------------------------------------------------------------------------------------------------------------------
Norman C. Francis                       Director of Equitable Life (since March 1989). President of Xavier University
Xavier University of Louisiana          of Louisiana; Director, First National Bank of Commerce, New Orleans, LA,
7325 Palmetto Street                    Piccadilly Cafeterias, Inc., and Entergy Corporation.
New Orleans, LA 70125
------------------------------------------------------------------------------------------------------------------------
Donald J. Greene                        Director of Equitable Life (since July 1991). Of Counsel, LeBoeuf, Lamb,
LeBouef, Lamb, Greene & MacRae, L.L.P.  Greene & MacRae, L.L.P. (since 1999). Prior thereto, Partner of the firm
125 West 55th Street                    (1965 to 1999). Director of AXA Financial (since May 1992).
New York, NY 10019-4513
------------------------------------------------------------------------------------------------------------------------
John T. Hartley                         Director of Equitable Life (since August 1987). Currently a Director and
1025 NASA Boulevard                     retired Chairman and Chief Executive Officer of Harris Corporation (retired
Melbourne, FL 32919                     July 1995); previously held other officerships with Harris Corporation.
                                        Director of AXA Financial (since May 1992); Director of the McGraw Hill
                                        Companies.
------------------------------------------------------------------------------------------------------------------------
John H.F. Haskell Jr.                   Director of Equitable Life (since July 1992); Director of AXA Financial
SBC Warburg Dillon Read LLC             (since July 1992); Director, Senior Advisor of Warburg Dillon Read LLC (since
535 Madison Avenue                      1999); Prior thereto, Managing Director and member of its Board of Directors
New York, NY 10022                      (1975-1999); Chairman, Supervisory Board, Dillon Read (France) Gestion (until
                                        1998); Director, Pall Corporation (since November 1998).
------------------------------------------------------------------------------------------------------------------------
Mary (Nina) Henderson                   Director of Equitable Life (since December 1996). Corporate Vice President,
BESTFOODS                               Core Business Development of Bestfoods (since June 1999). Prior thereto,
International Plaza                     President, Bestfoods Grocery and Vice President, Bestfoods (formerly CPC
700 Sylvan Avenue                       International, Inc.)(1997 to 1999). President, Bestfoods Specialty Markets
Englewood Cliffs, NJ 07632-9976         Group (1993 to 1997); Director, Hunt Corporation and PACTIV Corporation.
                                        Director, AXA Financial (since December 1996).
------------------------------------------------------------------------------------------------------------------------

121315                                 52

------------------------------------------------------------------------------------------------------------------------
NAME AND PRINCIPAL                      BUSINESS EXPERIENCE
BUSINESS ADDRESS                        WITHIN PAST FIVE YEARS
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
DIRECTORS (continued)
------------------------------------------------------------------------------------------------------------------------
W. Edwin Jarmain                        Director of Equitable Life (since July 1992). President, Jarmain Group Inc.
Jarmain Group Inc.                      (since 1979); and officer or director of several affiliated companies.
121 King Street West                    Director, DLJ (since October 1992), AXA Insurance (Canada), Anglo Canada
Suite 2525                              General Insurance Company, and AXA Pacific Insurance Company, and Alternate
Toronto, Ontario M5H 3T9                Director, AXA Asia Pacific Holdings Limited. Chairman (non-executive) and
Canada                                  Director, FCA International Ltd. (January 1994 to May 1998). Director of AXA
                                        Financial, Inc. (since July 1992).
------------------------------------------------------------------------------------------------------------------------
George T. Lowy                          Director of Equitable Life (since July 1992). Partner, Cravath, Swaine &
Cravath, Swaine & Moore                 Moore. Director, Eramet.
825 Eighth Avenue
New York, NY 10019
------------------------------------------------------------------------------------------------------------------------
Didier Pineau-Valencienne               Director of Equitable Life (since February 1996). Vice Chairman Credit Suisse
Credit Suisse, First Boston             First Boston (since March 1999). Chairman and Chief Executive Officer (1981
64, rue de Miromesnel                   to February 1999)(now Honorary Chairman) Schneider Electric. Member of the
75008 Paris, France                     Supervisory Board of AXA. Director of CGIP, Aventis (formerly Rhone-Poulenc,
                                        S.A.), Sema Group PLC (UK), Soft Computing and Swiss Helvetic Fund; member of the Advisory Board of Booz-Allen & Hamilton. Director of AXA Financial, Inc.
                                        (since February 1996).
------------------------------------------------------------------------------------------------------------------------
George J. Sella, Jr.                    Director of Equitable Life (since May 1987). Retired Chairman and Chief
P.O. Box 397                            Executive Officer of American Cyanamid Company (retired April 1993);
Newton, NJ 07860                        previously held other officerships with American Cyanamid. Director of AXA
                                        Financial (since May 1992) and Coulter Pharmaceutical (since May 1987).
------------------------------------------------------------------------------------------------------------------------
Peter J. Tobin                          Director of Equitable Life (since March 1999); Dean of the Peter J. Tobin
St. John's University                   College of Business Administration, St. John's University (since August
8000 Utopia Parkway                     1998); Chief Financial Officer, Chase Manhattan Corp. (1985 to 1997).
Jamaica, NY 11439
------------------------------------------------------------------------------------------------------------------------
Dave H. Williams                        Director of Equitable Life (since March 1991). Chairman (since 1977) and
Alliance Capital Management             former Chief Executive Officer (1977 to January 1999), of Alliance, and
Corporation                             Chairman or Director of numerous subsidiaries and affiliated companies of
1345 Avenue of the Americas             Alliance. Senior Executive Vice President of AXA (since January 1997).
New York, NY 10105                      Director of AXA Financial (since May 1992).
------------------------------------------------------------------------------------------------------------------------


121315                                 53

------------------------------------------------------------------------------------------------------------------------
NAME AND PRINCIPAL                      BUSINESS EXPERIENCE
BUSINESS ADDRESS                        WITHIN PAST FIVE YEARS
------------------------------------------------------------------------------------------------------------------------
OFFICER-DIRECTORS
------------------------------------------------------------------------------------------------------------------------
Michael Hegarty                         Director of Equitable Life (since January 1998). President (since January
                                        1998) and Chief Operating Officer (since February 1998), Equitable Life.
                                        Senior Vice Chairman (since November 1999), Vice Chairman (since April 1998),
                                        Senior Executive Vice President (January 1998 to April 1998), and Director
                                        and Chief Operating Officer (both since January 1998), AXA Financial.
                                        Director, President and Chief Operating Officer, Equitable of Colorado (since
                                        December 1999); AXA Client Solutions & Equitable Distribution Holding Corp.
                                        (since September 1999). Vice Chairman (from 1996 to 1997), Chase Manhattan
                                        Corporation. Vice Chairman (from 1995 to 1996) and Senior Executive Vice
                                        President (from 1991 to 1995), Chemical Bank. Director, ACMC, Inc.
                                        ("ACMC")(since March 1998). Trustee, EQ Advisors Trust. Director, Equitable
                                        Capital Management Corporation ("ECMC") (since March 1998); Alliance and DLJ
                                        (both since May 1998).
------------------------------------------------------------------------------------------------------------------------
Edward D. Miller                        Director of Equitable Life (since August 1997). Chairman of the Board (since
                                        January 1998), Chief Executive Officer (since August 1997), President (August
                                        1997 to January 1998), Equitable Life. Director, President and Chief
                                        Executive Officer, (all since August 1997), AXA Financial. Director, Chairman of the Board and Chief Executive Officer, Equitable of Colorado (since
                                        December 1999); AXA Client Solutions and Equitable Distribution Holding Corp.
                                        (since September 1999). Member of the Management Board of AXA (since January
                                        2000); Senior Vice Chairman, Chase Manhattan Corporation (March 1996 to April
                                        1997). President (January 1994 to March 1996) and Vice Chairman (December
                                        1991 to January 1994), Chemical Bank. Director, Alliance (since August 1997),
                                        DLJ (since November 1997), ECMC (since March 1998), ACMC, Inc. (since March
                                        1998), and AXA Canada (since September 1998). Director, KeySpan Energy.
------------------------------------------------------------------------------------------------------------------------
Stanley B. Tulin                        Director and Vice Chairman of the Board (since February 1998), and Chief
                                        Financial Officer (since May 1996), Equitable Life. Vice Chairman of the
                                        Board (since November 1999) and Chief Financial Officer (since May 1997) and prior thereto, Senior Executive Vice President (February 1998 to November
                                        1999), AXA Financial. Director, Vice Chairman and Chief Financial Officer
                                        (since December 1999) Equitable of Colorado; AXA Client Solutions, LLC and
                                        Equitable Distributions Holding Corp. (since September 1999). Vice President
                                        (until 1998), EQ Advisors Trust. Director, Alliance (since July 1997), and
                                        DLJ (since June 1997). Prior thereto, Chairman, Insurance Consulting and
                                        Actuarial Practice, Coopers & Lybrand, L.L.P.
------------------------------------------------------------------------------------------------------------------------

121315                                 54

------------------------------------------------------------------------------------------------------------------------
NAME AND PRINCIPAL                      BUSINESS EXPERIENCE
BUSINESS ADDRESS                        WITHIN PAST FIVE YEARS
------------------------------------------------------------------------------------------------------------------------
OTHER OFFICERS
------------------------------------------------------------------------------------------------------------------------
Leon B. Billis                          Executive Vice President (since February 1998) and Chief Information Officer
                                        (since November 1994), Equitable Life. Previously held other officerships with Equitable Life; Director, J.M.R. Realty Services, Inc.
------------------------------------------------------------------------------------------------------------------------
Derry E. Bishop                         Executive Vice President (since September 1998), Chief Agency Officer, (since
                                        December 1997), and Senior Vice President (January 1995 to September 1998),
                                        Equitable Life; Director and Executive Vice President, AXA Advisors LLC and
                                        Executive Vice President and Chief Agency Officer, AXA Client Solutions, LLC
                                        (all since September 1999). Prior thereto, Director (since 1995) and
                                        Executive Vice President (since 1994) EQF (now AXA Advisors).
------------------------------------------------------------------------------------------------------------------------
Harvey Blitz                            Senior Vice President, Equitable Life. Senior Vice President, AXA Financial.
                                        Director and Chairman, Frontier Trust Company ("Frontier"). Director, EQF
                                        (now AXA Advisors)(until September 1999). Executive Vice President and
                                        Director (since September 1999), AXA Advisors, Director (until May 1996),
                                        Equitable Distributors, Inc. ("EDI"). Director and Senior Vice President, AXA
                                        Network, LLC (formerly EquiSource). Director and Officer of various Equitable
                                        Life affiliates. Previously held other officerships with Equitable Life and its affiliates.
------------------------------------------------------------------------------------------------------------------------
Kevin R. Byrne                          Senior Vice President and Treasurer, Equitable Life and AXA Financial. Senior
                                        Vice President and Treasurer, AXA Client Solutions, LLC and Equitable
                                        Distributors (since September 1999); Equitable of Colorado (since December
                                        1999). Treasurer, Frontier (since 1990) and AXA Network, LLC (since 1999).
                                        President and Chief Executive Officer (since September 1997), and prior thereto, Vice President and Treasurer, Equitable Casualty Insurance Company
                                        ("Casualty"). Vice President and Treasurer, EQ ADVISORS TRUST (since March
                                        1997). Director, Chairman, President and Chief Executive Officer, Equitable
                                        JV Holdings (since August 1997). Director (since July 1997), and Senior Vice
                                        President and Chief Financial Officer (since April 1998), ACMC and ECMC.
                                        Previously held other officerships with Equitable Life and its affiliates.
------------------------------------------------------------------------------------------------------------------------
John A. Caroselli                       Executive Vice President (since September 1998), Equitable Life; Senior Vice
                                        President, Equitable Life (February 1998 to September 1998); Senior Vice
                                        President, Chase Manhattan Corp. (1996 to 1998); Vice President, Chemical Bank
                                        (1991 to 1996).
------------------------------------------------------------------------------------------------------------------------

121315                                 55


------------------------------------------------------------------------------------------------------------------------
NAME AND PRINCIPAL                      BUSINESS EXPERIENCE
BUSINESS ADDRESS                        WITHIN PAST FIVE YEARS
------------------------------------------------------------------------------------------------------------------------
OTHER OFFICERS (continued)
------------------------------------------------------------------------------------------------------------------------
Judy A. Faucett                         Senior Vice President, Equitable Life, (since September 1996) and Actuary
                                        (September 1996 to December 1998). Partner and Senior Actuarial Consultant,
                                        Coopers & Lybrand L.L.P. (January 1989 to August 1996).
------------------------------------------------------------------------------------------------------------------------
Alvin H. Fenichel                       Senior Vice President and Controller, Equitable Life and AXA Financial.
                                        Senior Vice President and Controller, The Equitable of Colorado, Inc. (since
                                        December 1999). Previously held other officerships with Equitable Life and its affiliates.
------------------------------------------------------------------------------------------------------------------------
Paul J. Flora                           Senior Vice President and Auditor, Equitable Life. Vice President and
                                        Auditor, AXA Financial.
------------------------------------------------------------------------------------------------------------------------
Robert E. Garber                        Executive Vice President and Chief Legal Officer (since November 1999),
                                        Equitable Life; prior thereto, Executive Vice President and General
                                        Counsel. General Counsel of AXA Financial. Previously held other officerships with Equitable Life and its affiliates.
------------------------------------------------------------------------------------------------------------------------
Donald R. Kaplan                        Senior Vice President (since September 1999), Chief Compliance
                                        Officer and Associate General Counsel, Equitable Life. Previously held other officerships with Equitable Life.
------------------------------------------------------------------------------------------------------------------------
Michael S. Martin                       Executive Vice President (since September 1998) and Chief Marketing Officer
                                        (since December 1997), Equitable Life; prior thereto, Senior Vice President and Chief Marketing Officer. Chairman and Chief Executive Officer, AXA
                                        Advisors LLC (since September 1999). Vice President, EQ Advisors Trust (until
                                        April 1998). Director, Equitable Underwriting and Sales Agency (Bahamas),
                                        Ltd. and AXA Network, LLC; President (since February 2000); Executive Vice
                                        President (since December 1998), Colorado; prior thereto, Director and Senior
                                        Vice President (since December 1998). Previously held other officerships with
                                        Equitable Life and its affiliates.
------------------------------------------------------------------------------------------------------------------------
Richard J. Matteis                      Executive Vice President, Equitable Life (since May 1998); Executive Vice
                                        President, Chase Manhattan Corporation (January 1983 to June 1997); Director,
                                        EQF (now AXA Advisors)(October 1998 to May 1999).
------------------------------------------------------------------------------------------------------------------------

121315                                 56

------------------------------------------------------------------------------------------------------------------------
NAME AND PRINCIPAL                      BUSINESS EXPERIENCE
BUSINESS ADDRESS                        WITHIN PAST FIVE YEARS
------------------------------------------------------------------------------------------------------------------------
OTHER OFFICERS (continued)
------------------------------------------------------------------------------------------------------------------------
Peter D. Noris                          Executive Vice President and Chief Investment Officer, Equitable Life.
                                        Executive Vice President (since May 1995) and Chief Investment Officer (since
                                        July 1995), AXA Financial. Chairman, President and Trustee (since March
                                        1997), EQ ADVISORS TRUST. Executive Vice President and Chief Investment
                                        Officer, Equitable of Colorado (since December 1999), Executive Vice
                                        President, AXA Client Solutions (since September 1999). Director, Alliance, and Equitable Real Estate (until June 1997). Executive Vice President, EQF
                                        (now AXA Advisors)(November 1996 to September 1999). Director, EREIM Managers
                                        Corp. (since July 1997), and EREIM LP Corp. (since October 1997).
------------------------------------------------------------------------------------------------------------------------
Brian S. O'Neil                         Executive Vice President, Equitable Life (since June 1998). Executive Vice
                                        President, AXA Financial and AXA Client Solutions (since September 1999).
                                        Director of Investment, AXA Investment Management (January 1998 to June 1998);
                                        Chief Investment Officer, AXA Investment Management (July 1995 to January 1998).
                                        Trustee (since September 1999), EQ ADVISORS TRUST.
------------------------------------------------------------------------------------------------------------------------
Anthony C. Pasquale                     Senior Vice President, Equitable Life and AXA Client Solutions (since
                                        September 1999). Director, Chairman and Chief Operating Officer, Casualty,
                                        (since September 1997). Director, Equitable Agri-Business, Inc. (until June
                                        1997). Previously held other officerships with Equitable Life and its affiliates.
------------------------------------------------------------------------------------------------------------------------
Pauline Sherman                         Senior Vice President (since February 1999); Vice President, Secretary and
                                        Associate General Counsel, Equitable Life and AXA Financial, (since September
                                        1995). Senior Vice President, Secretary and Associate General Counsel, AXA
                                        Financial and AXA Client Solutions (since November 1999). Senior Vice
                                        President and Secretary, Equitable of Colorado (since December 1999).
                                        Previously held other officerships with Equitable Life.
------------------------------------------------------------------------------------------------------------------------
Richard V. Silver                       Senior Vice President (since February 1995) and General Counsel (since
                                        November 1999) Equitable Life; prior thereto, Deputy General Counsel
                                        (1996-1999). Senior Vice President and Associate General Counsel, AXA
                                        Financial (since September 1996). Senior Vice President and General Counsel,
                                        AXA Client Solutions (since November 1999). Vice President and General
                                        Counsel, Equitable of Colorado (since December 1999). Director, AXA Advisors.
                                        Senior Vice President and General Counsel, EIC (June 1997 to March 1998).
                                        Previously held other officerships with Equitable Life and its affiliates.
------------------------------------------------------------------------------------------------------------------------

121315                                 57

------------------------------------------------------------------------------------------------------------------------
NAME AND PRINCIPAL                      BUSINESS EXPERIENCE
BUSINESS ADDRESS                        WITHIN PAST FIVE YEARS
------------------------------------------------------------------------------------------------------------------------
OTHER OFFICERS (continued)
------------------------------------------------------------------------------------------------------------------------
Jose S. Suquet                          Senior Executive Vice President (since February 1998), Chief Distribution
                                        Officer (since December 1997) and Chief Agency Officer (August 1994 to
                                        December 1997), Equitable Life. Senior Executive Vice President and Chief
                                        Distribution Officer, AXA Client Solutions (since September 1999). Senior
                                        Executive Vice President, Equitable of Colorado (since December 1999).
                                        Executive Vice President (since May 1996), AXA Financial. Chairman (since
                                        December 1997), EDI. Prior thereto, Agency Manager.
------------------------------------------------------------------------------------------------------------------------
Gregory G. Wilcox                       Executive Vice President (since September 1998), Senior Vice President (May 1992 to September 1998), Equitable Life. Executive Vice President (since November
                                        1999), AXA Financial; prior thereto, Senior Vice President.
------------------------------------------------------------------------------------------------------------------------
R. Lee Wilson                           Executive Vice President (since May 1998) and Deputy Chief Financial Officer
                                        (September 1998 to July 1999), Equitable Life. Executive Vice President, AXA
                                        Client Solutions (since September 1999). Prior thereto, Executive Vice
                                        President, Chase Manhattan Bank.
------------------------------------------------------------------------------------------------------------------------


121315                                 58

Section 8
Financial statements of Separate Account FP and Equitable Life

         The financial statements of Separate Account FP as of December 31, 1999 and for each of the three years in the period ended December 31, 1999 and the financial statements of Equitable Life as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of such firm as experts in accounting and auditing. The financial statements of Equitable Life have relevance for the policies only to the extent that they bear upon the ability of Equitable Life to meet its obligations under the policies.


121315                                 59

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

INDEX TO FINANCIAL STATEMENTS

Report of Independent Accountants.....................................................................    FSA-2
Financial Statements:
   Statements of Assets and Liabilities, December 31, 1999............................................    FSA-3
   Statements of Operations for the Years Ended December 31, 1999, 1998 and 1997......................    FSA-6
   Statements of Changes in Net Assets for the Years Ended December 31, 1999, 1998 and 1997...........   FSA-15
   Notes to Financial Statements......................................................................   FSA-24


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Accountants.....................................................................    F-1
Consolidated Financial Statements:
   Consolidated Balance Sheets, December 31, 1999 and 1998............................................    F-2
   Consolidated Statements of Earnings, Years Ended December 31, 1999, 1998 and 1997..................    F-3
   Consolidated Statements of Shareholder's Equity, Years Ended December 31, 1999, 1998 and 1997......    F-4
   Consolidated Statements of Cash Flows, Years Ended December 31, 1999, 1998 and 1997................    F-5
   Notes to Consolidated Financial Statements.........................................................    F-6

+ Formerly known as Equitable Variable Life Insurance Company Separate Account FP.


                                     FSA-1

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
The Equitable Life Assurance Society of the United States and Policyowners of Separate Account FP of The Equitable Life Assurance Society of the United States

In our opinion, the accompanying statements of assets and liabilities and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of the following Variable Investment Options: Alliance Intermediate Government Securities, Alliance Money Market, Alliance Quality Bond, Alliance High Yield, Alliance Common Stock, Alliance Equity Index, Alliance Growth & Income, EQ/Alliance Premier Growth, Capital Guardian Research, Capital Guardian U.S. Equity, Merrill Lynch Basic Value Equity, MFS Growth with Income, MFS Research, EQ/Putnam Growth & Income Value, T. Rowe Price Equity Income, Alliance Global, Alliance International, Morgan Stanley Emerging Markets Equity, T. Rowe Price International Stock, Alliance Aggressive Stock, Alliance Small Cap Growth, EQ/Evergreen, MFS Emerging Growth Companies, Warburg Pincus Small Company Value, Alliance Balanced, Alliance Conservative Investors, Alliance Growth Investors, EQ/Evergreen Foundation, EQ/Putnam Balanced and Merrill Lynch World Strategy ("EQ Advisors Trust Variable Investment Options"), 30 of the separate Variable Investment Options of The Equitable Life Assurance Society of the United States ("Equitable Life") Separate Account FP at December 31, 1999 and the results of each of their operations and changes in each of their net assets for each of the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of shares owned in The EQ Advisors Trust at December 31, 1999 with the transfer agent, provide a reasonable basis for the opinion expressed above. The rates of return information presented in Note 6 for the year ended December 31, 1992 and for each of the periods indicated prior thereto, were audited by other independent accountants whose report dated February 16, 1993 expressed an unqualified opinion on the financial statements containing such information.




PricewaterhouseCoopers LLP
New York, New York
February 1, 2000



                                     FSA-2

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

STATEMENTS OF ASSETS AND LIABILITIES
DECEMBER 31, 1999

                                                                FIXED INCOME OPTIONS:                        EQUITY OPTIONS:
                                            ------------------------------------------------------    ----------------------------

                                              ALLIANCE
                                            INTERMEDIATE    ALLIANCE                   ALLIANCE          ALLIANCE
                                             GOVERNMENT      MONEY        ALLIANCE       HIGH             COMMON        ALLIANCE
                                             SECURITIES      MARKET     QUALITY BOND     YIELD            STOCK       EQUITY INDEX
                                            ------------  ------------  ------------ -------------    --------------  ------------
ASSETS
Investments in shares of
    the Trust -- at market
    value (Notes 2 and 6)
    Cost:  $   80,139,159.................   $78,746,672
              342,765,909.................                $344,082,723
              246,885,528.................                              $233,631,434
              177,773,173.................                                            $149,030,820
            3,081,451,600.................                                                            $3,783,859,850
              621,830,916.................                                                                            $850,584,523
              205,101,089.................
               46,147,852.................
                  182,262.................
                  494,512.................
               38,508,013.................
                  391,533.................
Receivable for Trust shares sold..........        58,836            --            --         5,046                --            --
Receivable for policy-related
    transactions..........................        68,831     4,909,455       434,709       798,616        15,840,922     2,266,891
                                             -----------  ------------  ------------  ------------    --------------  ------------
Total Assets..............................   $78,874,339  $348,992,178  $234,066,143  $149,834,482    $3,799,700,772  $852,851,414
                                             -----------  ------------  ------------  ------------    --------------  ------------

LIABILITIES
Payable for Trust shares purchased........   $        --  $  4,563,801  $    161,711  $         --    $   19,831,580  $  2,546,878
Payable for policy-related
    transactions..........................            --            --            --            --                --            --
                                             -----------  ------------  ------------  ------------    --------------  ------------
Total Liabilities.........................            --     4,563,801       161,711            --        19,831,580     2,546,878
                                             -----------  ------------  ------------  ------------    --------------  ------------

NET ASSETS................................   $78,874,339  $344,428,377  $233,904,432  $149,834,482    $3,779,869,192  $850,304,536
                                             ===========  ============  ============  ============    ==============  ============
Amount retained by Equitable Life
    in Separate Account FP (Note 4).......   $   945,030  $     16,198  $  1,326,200  $      1,280    $       80,914  $    121,396

Net Assets Attributable
    to Contractowners.....................    77,929,309   344,412,179   232,578,232   149,833,202     3,779,788,278   850,183,140
                                             -----------  ------------  ------------  ------------    --------------  ------------
NET ASSETS................................   $78,874,339  $344,428,377  $233,904,432  $149,834,482    $3,779,869,192  $850,304,536
                                             ===========  ============  ============  ============    ==============  ============

                                                                      EQUITY OPTIONS:
                                            --------------------------------------------------------------------

                                                              EQ/                CAPITAL     MERRILL     MFS
                                              ALLIANCE     ALLIANCE    CAPITAL   GUARDIAN     LYNCH     GROWTH
                                               GROWTH       PREMIER    GUARDIAN    U.S.    BASIC VALUE   WITH
                                             & INCOME       GROWTH     RESEARCH   EQUITY     EQUITY     INCOME
                                            -----------   -----------  --------  --------  -----------  -------
ASSETS
Investments in shares of
    the Trust -- at market
    value (Notes 2 and 6)
    Cost:  $   80,139,159.................
              342,765,909.................
              246,885,528.................
              177,773,173.................
            3,081,451,600.................
              621,830,916.................
              205,101,089.................  $232,271,328
               46,147,852.................                $51,216,559
                  182,262.................                             $193,355
                  494,512.................                                       $511,837
               38,508,013.................                                                 $39,778,636
                  391,533.................                                                              $412,169
Receivable for Trust shares sold..........       160,367           --        --        --           --        --
Receivable for policy-related
    transactions..........................            --      283,944    24,204        --       23,002     8,035
                                            ------------  -----------  --------  --------  -----------  --------
Total Assets..............................  $232,431,695  $51,500,503  $217,559  $511,837  $39,801,638  $420,204
                                            ------------  -----------  --------  --------  -----------  --------

LIABILITIES
Payable for Trust shares purchased........   $        --  $   283,146  $ 24,204   $    --  $    11,329  $  4,490
Payable for policy-related
    transactions..........................       112,046           --        --        --           --        --
                                            ------------  -----------  --------  --------  -----------  --------
Total Liabilities.........................       112,046      283,146    24,204        --       11,329     4,490
                                            ------------  -----------  --------  --------  -----------  --------

NET ASSETS................................  $232,319,649  $51,217,357  $193,355  $511,837  $39,790,309  $415,714
                                            ============  ===========  ========  ========  ===========  ========
Amount retained by Equitable Life
    in Separate Account FP (Note 4).......  $    434,457  $     3,545  $    219  $    387  $    81,800  $  3,570

Net Assets Attributable
    to Contractowners.....................   231,885,192   51,213,812   193,136   511,450   39,708,509   412,144
                                            ------------  -----------  --------  --------  -----------  --------
NET ASSETS................................  $232,319,649  $51,217,357  $193,355  $511,837  $39,790,309  $415,714
                                            ============  ===========  ========  ========  ===========  ========

------------------------------
See Notes to Financial Statements.
+ Formerly known as Equitable Variable Life Insurance Company Separate Account
  FP.

                                      FSA-3

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)
DECEMBER 31, 1999

                                                                         EQUITY OPTIONS (CONCLUDED):
                                                -----------------------------------------------------------------------------
                                                                                                                    MORGAN
                                                              EQ/PUTNAM     T. ROWE                                 STANLEY
                                                               GROWTH &      PRICE                                 EMERGING
                                                    MFS        INCOME       EQUITY      ALLIANCE      ALLIANCE      MARKETS
                                                  RESEARCH      VALUE       INCOME       GLOBAL     INTERNATIONAL    EQUITY
                                                -----------  -----------  -----------  ------------ ------------- -----------
ASSETS
Investments in shares of
    the Trust -- at market
    value (Notes 2 and 6)
    Cost:    $ 38,563,600.....................  $48,597,586
               23,253,533.....................               $21,780,737
               54,114,065.....................                            $53,161,413
              552,424,363.....................                                         $724,986,725
               51,584,951.....................                                                       $76,876,125
               29,914,338.....................                                                                    $40,958,925
               43,913,498.....................
              892,630,699.....................
               46,097,819.....................
                   27,230.....................
              160,950,031.....................
               38,188,722.....................
Receivable for Trust shares sold..............      252,705           --           --            --           --           --
Receivable for policy-related
    transactions..............................           --       82,740      194,627     1,126,946       92,708       82,278
                                                -----------  -----------  -----------  ------------  -----------  -----------
Total Assets..................................  $48,850,291  $21,863,477  $53,356,040  $726,113,671  $76,968,833  $41,041,203
                                                -----------  -----------  -----------  ------------  -----------  -----------

LIABILITIES
Payable for Trust shares purchased............  $        --  $    69,698  $   154,373  $  1,211,437  $    87,078  $   350,654
Payable for policy-related
    transactions..............................      212,939           --           --            --           --           --
                                                -----------  -----------  -----------  ------------  -----------  -----------
Total Liabilities.............................      212,939       69,698      154,373     1,211,437       87,078      350,654
                                                -----------  -----------  -----------  ------------  -----------  -----------

NET ASSETS...................................   $48,637,352  $21,793,779  $53,201,667  $724,902,234  $76,881,755  $40,690,549
                                                ===========  ===========  ===========  ============  ===========  ===========
Amount retained by Equitable Life
    in Separate Account FP (Note 4)...........  $   142,291  $    69,602  $   126,030  $      3,388  $   964,072  $ 1,767,601

Net Assets Attributable
    to Policyowners...........................   48,495,061   21,724,177   53,075,637   724,898,846   75,917,683   38,922,948
                                                -----------  -----------  -----------  ------------  -----------  -----------
NET ASSETS....................................  $48,637,352  $21,793,779  $53,201,667  $724,902,234  $76,881,755  $40,690,549
                                                ===========  ===========  ===========  ============  ===========  ===========

                                                                         EQUITY OPTIONS (CONCLUDED):
                                                ----------------------------------------------------------------------------
                                                                                                                   WARBURG
                                                   T. ROWE                                              MFS         PINCUS
                                                    PRICE        ALLIANCE      ALLIANCE              EMERGING       SMALL
                                                INTERNATIONAL   AGGRESSIVE     SMALL CAP     EQ/      GROWTH       COMPANY
                                                    STOCK         STOCK         GROWTH    EVERGREEN  COMPANIES      VALUE
                                                ------------- --------------  ----------- --------- ------------ -----------
ASSETS
Investments in shares of
    the Trust -- at market
    value (Notes 2 and 6)
    Cost:    $ 38,563,600.....................
               23,253,533.....................
               54,114,065.....................
              552,424,363.....................
               51,584,951.....................
               29,914,338.....................
               43,913,498.....................   $53,258,879
              892,630,699.....................                $1,051,440,590
               46,097,819.....................                                $70,174,096
                   27,230.....................                                             $28,680
              160,950,031.....................                                                      $238,027,993
               38,188,722.....................                                                                    $35,893,840
Receivable for Trust shares sold..............            --       2,154,914   22,666,998       --            --       71,466
Receivable for policy-related
    transactions..............................        57,539              --           --       --     1,271,988           --
                                                 -----------  --------------  -----------  -------  ------------  -----------
Total Assets..................................   $53,316,418  $1,053,595,504  $92,841,094  $28,680  $239,299,981  $35,965,306
                                                 -----------  --------------  -----------  -------  ------------  -----------

LIABILITIES
Payable for Trust shares purchased............   $     2,392  $           --  $        --  $    --  $  1,116,940  $        --
Payable for policy-related
    transactions..............................            --       1,550,441   22,460,673       --            --       17,093
                                                 -----------  --------------  -----------  -------  ------------  -----------
Total Liabilities.............................         2,392       1,550,441   22,460,673       --     1,116,940       17,093
                                                 -----------  --------------  -----------  -------  ------------  -----------

NET ASSETS...................................    $53,314,026  $1,052,045,063  $70,380,421  $28,680  $238,183,041  $35,948,213
                                                 ===========  ==============  ===========  =======  ============  ===========
Amount retained by Equitable Life
    in Separate Account FP (Note 4)...........   $   178,040  $        3,855  $   527,774  $    18  $    386,768  $   164,967

Net Assets Attributable
    to Policyowners...........................    53,135,986   1,052,041,208   69,852,647   28,662   237,796,273   35,783,246
                                                 -----------  --------------  -----------  -------  ------------  -----------
NET ASSETS....................................   $53,314,026  $1,052,045,063  $70,380,421  $28,680  $238,183,041  $35,948,213
                                                 ===========  ==============  ===========  =======  ============  ===========

------------------------------
See Notes to Financial Statements.
+ Formerly known as Equitable Variable Life Insurance Company Separate Account
  FP.

                                      FSA-4

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

STATEMENTS OF ASSETS AND LIABILITIES (CONCLUDED)
DECEMBER 31, 1999

                                                                             ASSET ALLOCATION OPTIONS:
                                                ------------------------------------------------------------------------------------
                                                                                                                           MERRILL
                                                                  ALLIANCE        ALLIANCE         EQ/          EQ/         LYNCH
                                                  ALLIANCE      CONSERVATIVE       GROWTH       EVERGREEN     PUTNAM        WORLD
                                                  BALANCED       INVESTORS        INVESTORS     FOUNDATION    BALANCED     STRATEGY
                                                ------------    ------------    --------------  ----------   ----------   ----------
ASSETS
Investments in shares of
    the Trust -- at market
    value (Notes 2 and 6)
    Cost:    $453,630,311.....................  $546,866,262
              194,380,806.....................                  $217,969,178
              928,527,892.....................                                  $1,216,541,911
                    2,749.....................                                                   $ 2,848
                8,911,255.....................                                                               $8,418,996
                4,518,718.....................                                                                            $5,372,189
Receivable for Trust shares sold..............            --          15,822                --        --             --           --
Receivable for policy-related
    transactions..............................            --         115,963           703,914        --         16,607        1,267
                                                ------------    ------------    --------------   -------     ----------   ----------
Total Assets..................................  $546,866,262    $218,100,963    $1,217,245,825   $ 2,848     $8,435,603   $5,373,456
                                                ------------    ------------    --------------   -------     ----------   ----------

LIABILITIES
Payable for Trust shares purchased............  $     31,321    $         --    $      353,476   $    --     $    4,500   $    1,232
Payable for policy-related
    transactions..............................       123,383              --                --        --             --           --
                                                ------------    ------------    --------------   -------     ----------   ----------
Total Liabilities.............................       154,704              --           353,476        --          4,500        1,232
                                                ------------    ------------    --------------   -------     ----------   ----------

NET ASSETS....................................  $546,711,558    $218,100,963    $1,216,892,349   $ 2,848     $8,431,103   $5,372,224
                                                ============    ============    ==============   =======     ==========   ==========
Amount retained by Equitable Life
    in Separate Account FP (Note 4)...........  $  1,088,939    $    521,116    $      924,554   $     2     $   70,099   $  494,770

Net Assets Attributable
    to Contractowners.........................   545,622,619     217,579,847     1,215,967,795     2,846      8,361,004    4,877,454
                                                ------------    ------------    --------------   -------     ----------   ----------
NET ASSETS....................................  $546,711,558    $218,100,963    $1,216,892,349   $ 2,848     $8,431,103   $5,372,224
                                                ============    ============    ==============   =======     ==========   ==========

------------------------------
See Notes to Financial Statements.
+ Formerly known as Equitable Variable Life Insurance Company Separate Account
  FP.

                                      FSA-5

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

                                                                     FIXED INCOME OPTIONS:
                                           -------------------------------------------------------------------------
                                                     ALLIANCE INTERMEDIATE
                                                     GOVERNMENT SECURITIES             ALLIANCE MONEY MARKET
                                           ----------------------------------  ------------------------------------

                                              1999         1998       1997        1999         1998         1997
                                           -----------  ---------- ----------  -----------  -----------  ----------
INCOME AND EXPENSES:
    Investment Income (Note 2):
        Dividends from the Trust.......... $ 4,049,521  $3,477,938 $2,914,613  $13,943,193  $10,719,684  $9,754,675
    Expenses (Note 3):
        Mortality and expense
         risk charges.....................     378,916     350,536    282,422    1,613,234    1,204,220   1,101,168
                                           -----------  ---------- ----------  -----------  -----------  ----------
NET INVESTMENT INCOME.....................   3,670,605   3,127,402  2,632,191   12,329,959    9,515,464   8,653,507
                                           -----------  ---------- ----------  -----------  -----------  ----------
REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS (Note 2):
        Realized gain (loss)
         on investments...................    (194,507)     60,260    (95,509)     517,935     (161,314)   (513,800)
        Realized gain distribution
         from the Trust...................          --          --         --       10,344        7,750      13,435
                                           -----------  ---------- ----------  -----------  -----------  ----------
NET REALIZED GAIN (LOSS)..................    (194,507)     60,260    (95,509)     528,279     (153,564)   (500,365)
                                           -----------  ---------- ----------  -----------  -----------  ----------
    Unrealized appreciation
     (depreciation) on investments:
        Beginning of period...............   2,391,062     868,053   (141,479)   1,536,450      804,349      24,023
        End of period.....................  (1,392,487)  2,391,062    868,053    1,316,815    1,536,450     804,349
                                           -----------  ---------- ----------  -----------  -----------  ----------
    Change in unrealized appreciation
     (depreciation) during the period.....  (3,783,549)  1,523,009  1,009,532     (219,635)     732,101     780,326
                                           -----------  ---------- ----------  -----------  -----------  ----------
NET REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS........................  (3,978,056)  1,583,269    914,023      308,644      578,537     279,961
                                           -----------  ---------- ----------  -----------  -----------  ----------
NET INCREASE (DECREASE) IN NET ASSETS
    RESULTING FROM OPERATIONS............. $  (307,451) $4,710,671 $3,546,214  $12,638,603  $10,094,001  $8,933,468
                                           ===========  ========== ==========  ===========  ===========  ==========

                                                      FIXED INCOME OPTIONS:
                                           ----------------------------------------
                                                      ALLIANCE QUALITY BOND
                                           ---------------------------------------

                                              1999           1998         1997
                                           ------------   -----------  -----------
INCOME AND EXPENSES:
    Investment Income (Note 2):
        Dividends from the Trust.......... $ 12,542,857   $10,317,238  $ 8,869,740
    Expenses (Note 3):
        Mortality and expense
         risk charges.....................    1,329,147     1,106,136      845,069
                                           ------------   -----------  -----------
NET INVESTMENT INCOME.....................   11,213,710     9,211,102    8,024,671
                                           ------------   -----------  -----------
REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS (Note 2):
        Realized gain (loss)
         on investments...................   (1,493,664)       34,937     (504,580)
        Realized gain distribution
         from the Trust...................      870,458     4,596,907           --
                                           ------------   -----------  -----------
NET REALIZED GAIN (LOSS)..................     (623,206)    4,631,844     (504,580)
                                           ------------   -----------  -----------
    Unrealized appreciation
     (depreciation) on investments:
        Beginning of period...............    3,367,697     2,395,718   (1,961,822)
        End of period.....................  (13,254,094)    3,367,697    2,395,718
                                           ------------   -----------  -----------
    Change in unrealized appreciation
     (depreciation) during the period.....  (16,621,791)      971,979    4,357,540
                                           ------------   -----------  -----------
NET REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS........................  (17,244,997)    5,603,823    3,852,960
                                           ------------   -----------  -----------
NET INCREASE (DECREASE) IN NET ASSETS
    RESULTING FROM OPERATIONS............. $ (6,031,287)  $14,814,925  $11,877,631
                                           ============   ===========  ===========

------------------------------
See Notes to Financial Statements.
+ Formerly known as Equitable Variable Life Insurance Company Separate Account
  FP.

                                      FSA-6

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

STATEMENTS OF OPERATIONS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31,

                                               FIXED INCOME OPTIONS (CONCLUDED):                EQUITY OPTIONS:
                                           --------------------------------------- ----------------------------------------
                                                      ALLIANCE HIGH YIELD                    ALLIANCE COMMON STOCK
                                           --------------------------------------- ----------------------------------------
                                               1999          1998          1997        1999          1998          1997
                                           ------------  ------------  ----------- ------------  ------------  ------------
INCOME AND EXPENSES:
    Investment Income (Note 2):
        Dividends from the Trust.......... $ 17,378,455  $ 18,449,747  $12,918,934 $ 20,107,533  $ 15,939,680  $ 10,668,337
    Expenses (Note 3):
        Mortality and expense
         risk charges.....................      889,065     1,007,106      789,982   19,069,959    14,600,706    11,435,936
                                           ------------  ------------  ----------- ------------  ------------  ------------
NET INVESTMENT INCOME.....................   16,489,390    17,442,641   12,128,952    1,037,574     1,338,974      (767,599)
                                           ------------  ------------  ----------- ------------  ------------  ------------
REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS (Note 2):
        Realized gain (loss)
         on investments...................  (15,192,553)   (2,344,392)     936,554  221,690,581   169,109,310    53,841,049
        Realized gain distribution
         from the Trust...................      161,999     3,396,523    6,365,633  497,324,765   353,834,250   164,814,473
                                           ------------  ------------  ----------- ------------  ------------  ------------
NET REALIZED GAIN (LOSS)..................  (15,030,554)    1,052,131    7,302,187  719,015,346   522,943,560   218,655,522
                                           ------------  ------------  ----------- ------------  ------------  ------------
    Unrealized appreciation
     (depreciation) on investments:
           Beginning of period............  (20,898,855)    8,622,836    5,664,824  689,309,204   567,231,009   294,432,897
           End of period..................  (28,742,353)  (20,898,854)   8,622,836  702,408,250   689,309,204   567,231,009
                                           ------------  ------------  ----------- ------------  ------------  ------------
    Change in unrealized appreciation
     (depreciation) during the period.....   (7,843,498)  (29,521,690)   2,958,012   13,099,046   122,078,195   272,798,112
                                           ------------  ------------  ----------- ------------  ------------  ------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS........................  (22,874,052)  (28,469,559)  10,260,199  732,114,392   645,021,755   491,453,634
                                           ------------  ------------  ----------- ------------  ------------  ------------
NET INCREASE (DECREASE) IN NET ASSETS
    RESULTING FROM OPERATIONS............. $ (6,384,662) $(11,026,918) $22,389,151 $733,151,966  $646,360,729  $490,686,035
                                           ============  ============  =========== ============  ============  ============

                                                       EQUITY OPTIONS:
                                           ---------------------------------------
                                                    ALLIANCE EQUITY INDEX
                                           ---------------------------------------
                                               1999          1998          1997
                                           ------------  ------------  -----------
INCOME AND EXPENSES:
    Investment Income (Note 2):
        Dividends from the Trust.......... $  7,575,355  $  3,958,217  $ 2,610,223
    Expenses (Note 3):
        Mortality and expense
         risk charges.....................    3,729,959     1,862,376      977,620
                                           ------------  ------------  -----------
NET INVESTMENT INCOME.....................    3,845,396     2,095,841    1,632,603
                                           ------------  ------------  -----------
REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS (Note 2):
        Realized gain (loss)
         on investments...................   21,008,249     5,460,381     (414,497)
        Realized gain distribution
         from the Trust...................    6,196,508       128,151      850,437
                                           ------------  ------------  -----------
NET REALIZED GAIN (LOSS)..................   27,204,757     5,588,532      435,940
                                           ------------  ------------  -----------
    Unrealized appreciation
     (depreciation) on investments:
           Beginning of period............  136,665,316    63,055,426   21,448,224
           End of period..................  228,753,607   136,665,316   63,055,426
                                           ------------  ------------  -----------
    Change in unrealized appreciation
     (depreciation) during the period.....   92,088,291    73,609,890   41,607,202
                                           ------------  ------------  -----------
NET REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS........................  119,293,048    79,198,422   42,043,142
                                           ------------  ------------  -----------
NET INCREASE (DECREASE) IN NET ASSETS
    RESULTING FROM OPERATIONS............. $123,138,444  $ 81,294,263  $43,675,745
                                           ============  ============  ===========


------------------------------
See Notes to Financial Statements.
+ Formerly known as Equitable Variable Life Insurance Company Separate Account
  FP.

                                      FSA-7

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

STATEMENTS OF OPERATIONS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31,

                                                                         EQUITY OPTIONS (CONTINUED):
                                           ---------------------------------------------------------------------------------
                                                                                                                  CAPITAL
                                                                                     EQ/ALLIANCE    CAPITAL       GUARDIAN
                                                                                     PREMIER        GUARDIAN         U.S.
                                                     ALLIANCE GROWTH & INCOME        GROWTH (C)    RESEARCH (d)   EQUITY (d)
                                           ---------------------------------------   -----------   ------------   ----------
                                               1999          1998          1997         1999          1999           1999
                                           -----------   -----------   -----------   -----------   ------------   ----------
INCOME AND EXPENSES:
    Investment Income (Note 2):
        Dividends from the Trust.......... $   530,384   $   415,436   $   636,335   $   30,540       $   280       $ 1,159
    Expenses (Note 3):
        Mortality and expense
         risk charges.....................   1,048,745       668,795       358,997       63,730           209           378
                                           -----------   -----------   -----------   ----------       -------       -------
NET INVESTMENT INCOME.....................    (518,361)     (253,359)      277,338      (33,190)           71           781
                                           -----------   -----------   -----------   ----------       -------       -------
REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS (Note 2):
        Realized gain (loss)
         on investments...................     730,688     7,289,936       530,421       83,605         2,810           451
        Realized gain distribution
         from the Trust...................  20,855,872    12,146,928     5,006,247      106,890            27         1,508
                                           -----------   -----------   -----------   ----------       -------       -------
NET REALIZED GAIN (LOSS)..................  21,586,560    19,436,864     5,536,668      190,495         2,837         1,959
                                           -----------   -----------   -----------   ----------       -------       -------
    Unrealized appreciation
     (depreciation) on investments:
           Beginning of period............  16,240,511    13,021,603     5,074,338           --            --            --
           End of period..................  27,170,239    16,240,511    13,021,603    5,068,707        11,093        17,325
                                           -----------   -----------   -----------   ----------       -------       -------
    Change in unrealized appreciation
     (depreciation) during the period.....  10,929,728     3,218,908     7,947,265    5,068,707        11,093        17,325
                                           -----------   -----------   -----------   ----------       -------       -------
NET REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS........................  32,516,288    22,655,772    13,483,933    5,259,202        13,930        19,284
                                           -----------   -----------   -----------   ----------       -------       -------
NET INCREASE (DECREASE) IN NET ASSETS
    RESULTING FROM OPERATIONS............. $31,997,927   $22,402,413   $13,761,271   $5,226,012       $14,001       $20,065
                                           ===========   ===========   ===========   ==========       =======       =======

                                                     EQUITY OPTIONS (CONTINUED):
                                           ------------------------------------------
                                                          MERRILL LYNCH
                                                     BASIC VALUE EQUITY (A)
                                           ------------------------------------------
                                              1999            1998             1997
                                           ----------       ---------        --------
INCOME AND EXPENSES:
    Investment Income (Note 2):
        Dividends from the Trust..........  $ 468,257       $ 192,441        $ 35,810
    Expenses (Note 3):
        Mortality and expense
         risk charges.....................    153,456          66,427           9,349
                                           ----------       ---------        --------
NET INVESTMENT INCOME.....................    314,801         126,014          26,461
                                           ----------       ---------        --------
REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS (Note 2):
        Realized gain (loss)
         on investments...................    426,168         207,032           6,656
        Realized gain distribution
         from the Trust...................  1,963,197         667,083          33,738
                                           ----------       ---------        --------
NET REALIZED GAIN (LOSS)..................  2,389,365         874,115          40,394
                                           ----------       ---------        --------
    Unrealized appreciation
     (depreciation) on investments:
           Beginning of period............    (91,959)        135,003              --
           End of period..................  1,270,622         (91,959)        135,003
                                           ----------       ---------        --------
    Change in unrealized appreciation
     (depreciation) during the period.....  1,362,581        (226,962)        135,003
                                           ----------       ---------        --------
NET REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS........................  3,751,946         647,153         175,397
                                           ----------       ---------        --------
NET INCREASE (DECREASE) IN NET ASSETS
    RESULTING FROM OPERATIONS............. $4,066,747       $ 773,167        $201,858
                                           ==========       =========        ========

------------------------------
See Notes to Financial Statements.
(a)  Commencement of Operations on May 1, 1997.
(b)  Commencement of Operations on August 20, 1997.
(c)  Commencement of Operations on June 4, 1999.
(d)  Commencement of Operations on August 30, 1999.
+ Formerly known as Equitable Variable Life Insurance Company Separate Account
  FP.

                                      FSA-8

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

STATEMENTS OF OPERATIONS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31,

                                                                      EQUITY OPTIONS (CONTINUED):
                                           ---------------------------------------------------------------------------------
                                             MFS
                                            GROWTH
                                             WITH                                                   EQ/PUTNAM
                                           INCOME (C)             MFS RESEARCH (A)             GROWTH & INCOME VALUE (A)
                                           ----------  ---------------------------------   ---------------------------------
                                              1999         1999        1998       1997         1999        1998       1997
                                           ----------  -----------  ----------  --------   -----------  ----------  --------
INCOME AND EXPENSES:
    Investment Income (Note 2):
        Dividends from the Trust..........  $ 1,268    $    52,831  $   71,137  $ 20,442   $   278,910  $  143,999  $ 33,273
    Expenses (Note 3):
        Mortality and expense
         risk charges.....................      431        208,639      86,044    13,127       110,374      56,995     9,655
                                            -------    -----------  ----------  --------   -----------  ----------  --------
NET INVESTMENT INCOME.....................      837       (155,808)    (14,907)    7,315       168,536      87,004    23,618
                                            -------    -----------  ----------  --------   -----------  ----------  --------
REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS (Note 2):
        Realized gain (loss)
         on investments...................     (227)       995,232     494,412     6,989       276,186     209,398     1,078
        Realized gain distribution
         from the Trust...................       --      1,086,222          --    81,156     1,499,307     130,047    27,226
                                            -------    -----------  ----------  --------   -----------  ----------  --------
NET REALIZED GAIN (LOSS)..................     (227)     2,081,454     494,412    88,145     1,775,493     339,445    28,304
                                            -------    -----------  ----------  --------   -----------  ----------  --------
    Unrealized appreciation
     (depreciation) on investments:
           Beginning of period............       --      3,313,063     249,382        --     1,160,602     269,561        --
           End of period..................   20,637     10,033,987   3,313,063   249,382    (1,472,796)  1,160,602   269,561
                                            -------    -----------  ----------  --------   -----------  ----------  --------
    Change in unrealized appreciation
     (depreciation) during the period.....   20,637      6,720,924   3,063,681   249,382    (2,633,398)    891,041   269,561
                                            -------    -----------  ----------  --------   -----------  ----------  --------
NET REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS........................   20,410      8,802,378   3,558,093   337,527      (857,905)  1,230,486   297,865
                                            -------    -----------  ----------  --------   -----------  ----------  --------
NET INCREASE (DECREASE) IN NET ASSETS
    RESULTING FROM OPERATIONS.............  $21,247    $ 8,646,570  $3,543,186  $344,842   $  (689,369) $1,317,490  $321,483
                                            =======    ===========  ==========  ========   ===========  ==========  ========

                                                EQUITY OPTIONS (CONTINUED):
                                           ------------------------------------
                                              T. ROWE PRICE EQUITY INCOME (A)
                                           ------------------------------------
                                               1999         1998        1997
                                           ------------  ----------  ----------
INCOME AND EXPENSES:
    Investment Income (Note 2):
        Dividends from the Trust..........  $   998,227  $  722,954  $  145,613
    Expenses (Note 3):
        Mortality and expense
         risk charges.....................      272,123     173,802      29,706
                                            -----------  ----------  ----------
NET INVESTMENT INCOME.....................      726,104     549,152     115,907
                                            -----------  ----------  ----------
REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS (Note 2):
        Realized gain (loss)
         on investments...................      655,822     341,473      56,634
        Realized gain distribution
         from the Trust...................    2,081,914     930,853      53,840
                                            -----------  ----------  ----------
NET REALIZED GAIN (LOSS)..................    2,737,736   1,272,326     110,474
                                            -----------  ----------  ----------
    Unrealized appreciation
     (depreciation) on investments:
           Beginning of period............    1,585,616   1,073,548          --
           End of period..................     (952,652)  1,585,616   1,073,548
                                            -----------  ----------  ----------
    Change in unrealized appreciation
     (depreciation) during the period.....   (2,538,268)    512,068   1,073,548
                                            -----------  ----------  ----------
NET REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS........................      199,468   1,784,394   1,184,022
                                            -----------  ----------  ----------
NET INCREASE (DECREASE) IN NET ASSETS
    RESULTING FROM OPERATIONS.............  $   925,572  $2,333,546  $1,299,929
                                            ===========  ==========  ==========

------------------------------
See Notes to Financial Statements.
(a)  Commencement of Operations on May 1, 1997.
(b)  Commencement of Operations on August 20, 1997.
(c)  Commencement of Operations on June 4, 1999.
(d)  Commencement of Operations on August 30, 1999.
+ Formerly known as Equitable Variable Life Insurance Company Separate Account
  FP.


                                      FSA-9

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

STATEMENTS OF OPERATIONS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31,

                                                                        EQUITY OPTIONS (CONTINUED):
                                            -----------------------------------------------------------------------------------

                                                         ALLIANCE GLOBAL                       ALLIANCE INTERNATIONAL
                                            ---------------------------------------     --------------------------------------
                                                1999          1998         1997             1999         1998          1997
                                            ------------  -----------  ------------     -----------  -----------   -----------
INCOME AND EXPENSES:
    Investment Income (Note 2):
        Dividends from the Trust..........  $    561,424  $ 5,636,672  $  8,803,070     $        --  $   996,913   $ 1,386,732
    Expenses (Note 3):
        Mortality and expense
         risk charges.....................     3,438,444    2,777,697     2,805,310         321,035      289,066       297,278
                                            ------------  -----------  ------------     -----------  -----------   -----------
NET INVESTMENT INCOME.....................    (2,877,020)   2,858,975     5,997,760        (321,035)     707,847     1,089,454
                                            ------------  -----------  ------------     -----------  -----------   -----------
REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS (Note 2):
        Realized gain (loss)
         on investments...................    67,795,783   17,406,382    30,411,238       1,164,532   (3,606,669)      (57,635)
        Realized gain distribution
         from the Trust...................    44,485,709   33,241,409    26,426,403       1,299,989       10,663     2,325,403
                                            ------------  -----------  ------------     -----------  -----------   -----------
NET REALIZED GAIN (LOSS)..................   112,281,492   50,647,791    56,837,641       2,464,521   (3,596,006)    2,267,768
                                            ------------  -----------  ------------     -----------  -----------   -----------
    Unrealized appreciation
     (depreciation) on investments:
           Beginning of period............    83,560,503   46,113,189    58,618,054       5,502,451   (2,793,834)    1,857,793
           End of period..................   172,562,362   83,560,503    46,113,189      25,291,174    5,502,451    (2,793,834)
                                            ------------  -----------  ------------     -----------  -----------   -----------
    Change in unrealized appreciation
     (depreciation) during the period.....    89,001,859   37,447,314   (12,504,865)     19,788,723    8,296,285    (4,651,627)
                                            ------------  -----------  ------------     -----------  -----------   -----------
NET REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS........................   201,283,351   88,095,105    44,332,776      22,253,244    4,700,279    (2,383,859)
                                            ------------  -----------  ------------     -----------  -----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS
    RESULTING FROM OPERATIONS.............  $198,406,331  $90,954,080  $ 50,330,536     $21,932,209  $ 5,408,126   $(1,294,405)
                                            ============  ===========  ============     ===========  ===========   ===========

                                                   EQUITY OPTIONS (CONTINUED):
                                            ------------------------------------
                                                      MORGAN STANLEY
                                                 EMERGING MARKETS EQUITY (B)
                                            -------------------------------------
                                              1999         1998          1997
                                            -----------  -----------  -----------
INCOME AND EXPENSES:
    Investment Income (Note 2):
        Dividends from the Trust..........  $        --  $    37,240  $    16,623
    Expenses (Note 3):
        Mortality and expense
         risk charges.....................       66,405       23,921        2,862
                                            -----------  -----------  -----------
NET INVESTMENT INCOME.....................      (66,405)      13,319       13,761
                                            -----------  -----------  -----------
REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS (Note 2):
        Realized gain (loss)
         on investments...................      363,825     (637,290)     (14,566)
        Realized gain distribution
         from the Trust...................      394,053           --           --
                                            -----------  -----------  -----------
NET REALIZED GAIN (LOSS)..................      757,878     (637,290)     (14,566)
                                            -----------  -----------  -----------
    Unrealized appreciation
     (depreciation) on investments:
           Beginning of period............   (2,942,633)  (1,079,388)          --
           End of period..................   11,044,586   (2,942,633)  (1,079,338)
                                            -----------  -----------  -----------
    Change in unrealized appreciation
     (depreciation) during the period.....   13,987,219   (1,863,245)  (1,079,388)
                                            -----------  -----------  -----------
NET REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS........................   14,745,097   (2,500,535)  (1,093,954)
                                            -----------  -----------  -----------
NET INCREASE (DECREASE) IN NET ASSETS
    RESULTING FROM OPERATIONS.............  $14,678,692  $(2,487,216) $(1,080,193)
                                            ===========  ===========  ===========

------------------------------
See Notes to Financial Statements.
(a)  Commencement of Operations on May 1, 1997.
(b)  Commencement of Operations on August 20, 1997.
(c)  Commencement of Operations on June 4, 1999.
(d)  Commencement of Operations on August 30, 1999.
+ Formerly known as Equitable Variable Life Insurance Company Separate Account
  FP.

                                      FSA-10

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

STATEMENTS OF OPERATIONS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31,

                                                                          EQUITY OPTIONS (CONTINUED):
                                            -----------------------------------------------------------------------------------
                                            T. ROWE PRICE INTERNATIONAL STOCK (A)             ALLIANCE AGGRESSIVE STOCK
                                            --------------------------------------   ------------------------------------------
                                                1999           1998         1997        1999           1998           1997
                                            -----------    ----------    ---------   ------------   ------------   ------------
INCOME AND EXPENSES:
    Investment Income (Note 2):
        Dividends from the Trust..........  $   192,580    $  258,382    $   2,393   $  3,163,286   $  4,461,389   $  1,311,613
    Expenses (Note 3):
        Mortality and expense
         risk charges.....................      200,684       119,672       26,332      5,481,701      5,581,296      5,299,127
                                            -----------    ----------    ---------   ------------   ------------   ------------
NET INVESTMENT INCOME.....................       (8,104)      138,710      (23,939)    (2,318,415)    (1,119,907)    (3,987,514)
                                            -----------    ----------    ---------   ------------   ------------   ------------
REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS (Note 2):
        Realized gain (loss)
         on investments...................    4,626,661       354,551      (50,331)   (27,888,194)   (39,688,312)    28,217,939
        Realized gain distribution
         from the Trust...................      583,215           268           --     61,642,419     46,528,461     79,729,154
                                            -----------    ----------    ---------   ------------   ------------   ------------
NET REALIZED GAIN (LOSS)..................    5,209,876       354,819      (50,331)    33,754,225      6,840,149    107,947,093
                                            -----------    ----------    ---------   ------------   ------------   ------------
    Unrealized appreciation
     (depreciation) on investments:
           Beginning of period............    1,603,083      (820,718)          --     26,715,214     32,695,620     46,617,235
           End of period..................    9,345,381     1,603,083     (820,718)   158,809,890     26,715,214     32,695,620
                                            -----------    ----------    ---------   ------------   ------------   ------------
    Change in unrealized appreciation
     (depreciation) during the period.....    7,742,298     2,423,801     (820,718)   132,094,676     (5,980,406)   (13,921,615)
                                            -----------    ----------    ---------   ------------   ------------   ------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS........................   12,952,174     2,778,620     (871,049)   165,848,901        859,743     94,025,478
                                            -----------    ----------    ---------   ------------   ------------   ------------
NET INCREASE (DECREASE) IN NET ASSETS
    RESULTING FROM OPERATIONS.............  $12,944,070    $2,917,330    $(894,988)  $163,530,486   $   (260,164)  $ 90,037,964
                                            ===========    ==========    =========   ============   ============   ============

                                                  EQUITY OPTIONS (CONTINUED)
                                            -------------------------------------
                                                 ALLIANCE SMALL CAP GROWTH (A)
                                            -------------------------------------
                                               1999          1998         1997
                                            -----------   -----------   ---------
INCOME AND EXPENSES:
    Investment Income (Note 2):
        Dividends from the Trust..........  $        --   $     4,062   $   4,189
    Expenses (Note 3):
        Mortality and expense
         risk charges.....................      284,347       215,285      41,540
                                            -----------   -----------   ---------
NET INVESTMENT INCOME.....................     (284,347)     (211,223)    (37,351)
                                            -----------   -----------   ---------
REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS (Note 2):
        Realized gain (loss)
         on investments...................    4,345,484    (7,585,521)   (609,208)
        Realized gain distribution
         from the Trust...................           --            --     545,833
                                            -----------   -----------   ---------
NET REALIZED GAIN (LOSS)..................    4,345,484    (7,585,521)    (63,375)
                                            -----------   -----------   ---------
    Unrealized appreciation
     (depreciation) on investments:
           Beginning of period............    8,780,955       771,812          --
           End of period..................   24,076,277     8,780,955     771,812
                                            -----------   -----------   ---------
    Change in unrealized appreciation
     (depreciation) during the period.....   15,295,322     8,009,143     771,812
                                            -----------   -----------   ---------
NET REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS........................   19,640,806       423,622     708,437
                                            -----------   -----------   ---------
NET INCREASE (DECREASE) IN NET ASSETS
    RESULTING FROM OPERATIONS.............  $19,356,459   $   212,399   $ 671,086
                                            ===========   ===========   =========

------------------------------
See Notes to Financial Statements.
(a)  Commencement of Operations on May 1, 1997.
(b)  Commencement of Operations on August 20, 1997.
(c)  Commencement of Operations on June 4, 1999.
(d)  Commencement of Operations on August 30, 1999.
+ Formerly known as Equitable Variable Life Insurance Company Separate Account
  FP.

                                      FSA-11

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

STATEMENTS OF OPERATIONS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31,

                                                                           EQUITY OPTIONS (CONCLUDED):
                                            --------------------------------------------------------------------------------------
                                                 EQ/                  MFS EMERGING                        WARBURG PINCUS
                                            EVERGREEN (C)         GROWTH COMPANIES (A)               SMALL COMPANY VALUE (A)
                                            -------------  ----------------------------------  -----------------------------------
                                                1999          1999         1998        1997        1999         1998        1997
                                            -------------  -----------  -----------  --------  -----------  -----------  ---------
INCOME AND EXPENSES:
    Investment Income (Note 2):
        Dividends from the Trust..........     $   99       $       --  $       969  $ 24,358  $    67,108  $   171,716  $  21,651
    Expenses (Note 3):
        Mortality and expense
         risk charges.....................         18          640,976      157,484    18,835      180,999      168,543     44,889
                                               ------      -----------  -----------  --------  -----------  -----------  ---------
NET INVESTMENT INCOME.....................         81         (640,976)    (156,515)    5,523     (113,891)       3,173    (23,238)
                                               ------      -----------  -----------  --------  -----------  -----------  ---------
REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS (Note 2):
        Realized gain (loss)
         on investments...................         20       13,577,250    4,270,964   161,034   (1,591,217)    (142,969)    29,803
        Realized gain distribution
         from the Trust...................         --        3,969,879           --   296,998           --           --    110,391
                                               ------      -----------  -----------  --------  -----------  -----------  ---------
NET REALIZED GAIN (LOSS)..................         20       17,547,129    4,270,964   458,032   (1,591,217)    (142,969)   140,194
                                               ------      -----------  -----------  --------  -----------  -----------  ---------
    Unrealized appreciation
     (depreciation) on investments:
           Beginning of period............         --        6,996,177      171,320        --   (4,215,341)    (228,709)        --
           End of period..................      1,450       77,077,961    6,996,177   171,320   (2,294,882)  (4,215,340)  (228,709)
                                               ------      -----------  -----------  --------  -----------  -----------  ---------
    Change in unrealized appreciation
     (depreciation) during the period.....      1,450       70,081,784    6,824,857   171,320    1,920,459   (3,986,631)  (228,709)
                                               ------      -----------  -----------  --------  -----------  -----------  ---------
NET REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS........................      1,470       87,628,913   11,095,821   629,352      329,242   (4,129,600)   (88,515)
                                               ------      -----------  -----------  --------  -----------  -----------  ---------
NET INCREASE (DECREASE) IN NET ASSETS
    RESULTING FROM OPERATIONS.............     $1,551      $86,987,937  $10,939,306  $634,875  $   215,351  $(4,126,427) $(111,753)
                                               ======      ===========  ===========  ========  ===========  ===========  =========

------------------------------
See Notes to Financial Statements.
(a)  Commencement of Operations on May 1, 1997.
(b)  Commencement of Operations on August 20, 1997.
(c)  Commencement of Operations on June 4, 1999.
(d)  Commencement of Operations on August 30, 1999.
+ Formerly known as Equitable Variable Life Insurance Company Separate Account
  FP.

                                      FSA-12

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

STATEMENTS OF OPERATIONS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31,

                                                                        ASSET ALLOCATION OPTIONS:
                                            ------------------------------------------------------------------------------
                                                          ALLIANCE BALANCED             ALLIANCE CONSERVATIVE INVESTORS
                                            -------------------------------------    -------------------------------------
                                               1999         1998         1997           1999         1998         1997
                                            -----------  -----------  -----------    -----------  -----------  -----------
INCOME AND EXPENSES:
    Investment Income (Note 2):
        Dividends from the Trust..........  $14,371,360  $12,467,646  $13,756,520    $ 7,166,906  $ 7,360,794  $ 7,217,860
    Expenses (Note 3):
        Mortality and expense
         risk charges.....................    3,107,759    2,765,767    2,544,300      1,244,722    1,136,634    1,066,078
                                            -----------  -----------  -----------    -----------  -----------  -----------
NET INVESTMENT INCOME.....................   11,263,601    9,701,879   11,212,220      5,922,184    6,224,160    6,151,782
                                            -----------  -----------  -----------    -----------  -----------  -----------
REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS (Note 2):
        Realized gain (loss)
         on investments...................    9,085,444    2,733,445    5,910,524      2,045,436    1,432,988      818,458
        Realized gain distribution
         from the Trust...................   50,638,464   41,525,872   21,117,088      9,007,765   10,768,916    5,486,742
                                            -----------  -----------  -----------    -----------  -----------  -----------
NET REALIZED GAIN (LOSS)..................   59,723,908   44,259,317   27,027,612     11,053,201   12,201,904    6,305,200
                                            -----------  -----------  -----------    -----------  -----------  -----------
    Unrealized appreciation
     (depreciation) on investments:
           Beginning of period............   81,344,863   60,878,286   42,382,824     21,507,963   16,228,145    7,700,135
           End of period..................   93,235,951   81,344,863   60,878,286     23,588,372   21,507,963   16,228,145
                                            -----------  -----------  -----------    -----------  -----------  -----------
    Change in unrealized appreciation
     (depreciation) during the period.....   11,891,088   20,466,577   18,495,462      2,080,409    5,279,818    8,528,010
                                            -----------  -----------  -----------    -----------  -----------  -----------
NET REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS........................   71,614,996   64,725,894   45,523,074     13,133,610   17,481,722   14,833,210
                                            -----------  -----------  -----------    -----------  -----------  -----------
NET INCREASE (DECREASE) IN NET ASSETS
    RESULTING FROM OPERATIONS.............  $82,878,597  $74,427,773  $56,735,294    $19,055,794  $23,705,882  $20,984,992
                                            ===========  ===========  ===========    ===========  ===========  ===========

                                                     ASSET ALLOCATION OPTIONS:
                                            ------------------------------------------
                                                     ALLIANCE GROWTH INVESTORS
                                            ------------------------------------------
                                               1999           1998           1997
                                            ------------   ------------   ------------
INCOME AND EXPENSES:
    Investment Income (Note 2):
        Dividends from the Trust..........  $ 17,092,741   $ 18,252,039   $ 19,280,574
    Expenses (Note 3):
        Mortality and expense
         risk charges.....................     6,207,073      5,194,905      4,570,289
                                            ------------   ------------   ------------
NET INVESTMENT INCOME.....................    10,885,668     13,057,134     14,710,285
                                            ------------   ------------   ------------
REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS (Note 2):
        Realized gain (loss)
         on investments...................    15,284,978      7,745,162     10,531,767
        Realized gain distribution
         from the Trust...................   104,658,738     78,060,201     42,780,443
                                            ------------   ------------   ------------
NET REALIZED GAIN (LOSS)..................   119,943,716     85,805,363     53,312,210
                                            ------------   ------------   ------------
    Unrealized appreciation
     (depreciation) on investments:
           Beginning of period............   167,705,597    115,056,641     67,150,693
           End of period..................   288,014,018    167,705,600    115,056,641
                                            ------------   ------------   ------------
    Change in unrealized appreciation
     (depreciation) during the period.....   120,308,421     52,648,959     47,905,948
                                            ------------   ------------   ------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS........................   240,252,137    138,454,322    101,218,158
                                            ------------   ------------   ------------
NET INCREASE (DECREASE) IN NET ASSETS
    RESULTING FROM OPERATIONS.............  $251,137,805   $151,511,456   $115,928,443
                                            ============   ============   ============

------------------------------
See Notes to Financial Statements.
+ Formerly known as Equitable Variable Life Insurance Company Separate Account
  FP.

                                      FSA-13

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

STATEMENTS OF OPERATIONS (CONCLUDED)
FOR THE YEARS ENDED DECEMBER 31,

                                                                     ASSET ALLOCATION OPTIONS (CONCLUDED):
                                             -------------------------------------------------------------------------------
                                              EQ/EVERGREEN                                             MERRILL LYNCH
                                             FOUNDATION (C)        EQ/PUTNAM BALANCED                WORLD STRATEGY (A)
                                             --------------  -------------------------------    ----------------------------
                                                  1999         1999       1998        1997        1999      1998       1997
                                                 -------     ---------   --------   --------    --------  --------  --------
INCOME AND EXPENSES:
    Investment Income (Note 2):
        Dividends from the Trust...........      $    31     $  42,372   $111,099   $ 46,468    $ 41,786  $ 36,750  $ 17,124
    Expenses (Note 3):
        Mortality and expense
         risk charges......................            2        39,416     18,744      2,741      18,905    12,469     2,678
                                                 -------     ---------   --------   --------    --------  --------  --------
NET INVESTMENT INCOME......................           29         2,956     92,355     43,727      22,881    24,281    14,446
                                                 -------     ---------   --------   --------    --------  --------  --------
REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS (Note 2):
        Realized gain (loss)
         on investments....................          302       185,026    348,952        561     197,727    19,432    (3,626)
        Realized gain distribution
         from the Trust....................           --       447,013     71,044     31,119      67,733        --    38,995
                                                 -------     ---------   --------   --------    --------  --------  --------
NET REALIZED GAIN (LOSS)...................          302       632,039    419,996     31,680     265,460    19,432    35,369
                                                 -------     ---------   --------   --------    --------  --------  --------
    Unrealized appreciation
     (depreciation) on investments:
           Beginning of period.............           --       259,883    270,232         --     187,734   (37,926)       --
           End of period...................       (1,505)     (492,259)   259,882    270,232     853,470   187,734   (37,926)
                                                 -------     ---------   --------   --------    --------  --------  --------
    Change in unrealized appreciation
     (depreciation) during the period......       (1,505)     (752,142)   (10,350)   270,232     665,736   225,660   (37,926)
                                                 -------     ---------   --------   --------    --------  --------  --------
NET REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS.........................       (1,203)     (120,103)   409,646    301,912     931,196   245,092    (2,557)
                                                 -------     ---------   --------   --------    --------  --------  --------
NET INCREASE (DECREASE) IN NET ASSETS
    RESULTING FROM OPERATIONS..............      $(1,174)    $(117,147)  $502,001   $345,639    $954,077  $269,373  $ 11,889
                                                 =======     =========   ========   ========    ========  ========  ========

------------------------------
See Notes to Financial Statements.
(a)  Commencement of Operations on May 1, 1997.
(b)  Commencement of Operations on August 20, 1997.
(c)  Commencement of Operations on June 4, 1999.
(d)  Commencement of Operations on August 30, 1999.
+ Formerly known as Equitable Variable Life Insurance Company Separate Account
  FP.

                                      FSA-14

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,

                                                                           FIXED INCOME OPTIONS:
                                           ------------------------------------------------------------------------------------
                                                       ALLIANCE INTERMEDIATE
                                                       GOVERNMENT SECURITIES                     ALLIANCE MONEY MARKET
                                           -------------------------------------    ------------------------------------------
                                               1999         1998         1997           1999          1998           1997
                                           -----------  -----------  -----------    ------------  -------------  -------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
    Net investment income................. $ 3,670,605  $ 3,127,402  $ 2,632,191    $ 12,329,959  $   9,515,464  $   8,653,507
    Net realized gain (loss)..............    (194,507)      60,260      (95,509)        528,279       (153,564)      (500,365)
    Change in unrealized appreciation
        (depreciation) on investments.....  (3,783,549)   1,523,009    1,009,532        (219,635)       732,101        780,326
                                           -----------  -----------  -----------    ------------  -------------  -------------
    Net increase (decrease) in net assets
        from operations...................    (307,451)   4,710,671    3,546,214      12,638,603     10,094,001      8,933,468
                                           -----------  -----------  -----------    ------------  -------------  -------------
FROM POLICY-RELATED TRANSACTIONS:
    Net premiums (Note 3).................  16,691,635   11,828,290    8,749,531     231,007,033    229,608,273    234,059,930
    Benefits and other policy-related
        transactions (Note 3).............  (8,904,461)  (9,081,050)  (5,971,751)    (63,463,349)   (41,370,215)   (40,687,124)
    Net transfers among funds and
        guaranteed interest account.......  (3,762,164)   9,141,659    7,704,724     (91,919,848)  (128,607,686)  (259,049,840)
                                           -----------  -----------  -----------    ------------  -------------  -------------
    Net increase (decrease) in net assets
        from policy-related transactions..   4,025,010   11,888,899   10,482,504      75,623,836     59,630,372    (65,677,034)
                                           -----------  -----------  -----------    ------------  -------------  -------------
NET INCREASE (DECREASE) IN AMOUNT
    RETAINED BY EQUITABLE LIFE IN
    SEPARATE ACCOUNT FP (Note 4)..........     184,108     (335,126)      13,307       1,075,796       (387,161)        46,036
                                           -----------  -----------  -----------    ------------  -------------  -------------
INCREASE (DECREASE) IN NET ASSETS ........   3,901,667   16,264,444   14,042,025      89,338,235     69,337,212    (56,697,530)
NET ASSETS
    BEGINNING OF PERIOD...................  74,972,672   58,708,229   44,666,204     255,090,142    185,752,930    242,450,460
                                           -----------  -----------  -----------    ------------  -------------  -------------
NET ASSETS
    END OF PERIOD......................... $78,874,339  $74,972,673  $58,708,229    $344,428,377  $ 255,090,142  $ 185,752,930
                                           ===========  ===========  ===========    ============  =============  =============

                                                     FIXED INCOME OPTIONS:
                                           -----------------------------------------
                                                    ALLIANCE QUALITY BOND
                                           -----------------------------------------
                                                1999           1998          1997
                                           ------------   ------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
    Net investment income................. $ 11,213,710   $  9,211,102  $  8,024,671
    Net realized gain (loss)..............     (623,206)     4,631,844      (504,580)
    Change in unrealized appreciation
        (depreciation) on investments.....  (16,621,791)       971,979     4,357,540
                                           ------------   ------------  ------------
    Net increase (decrease) in net assets
        from operations...................   (6,031,287)    14,814,925    11,877,631
                                           ------------   ------------  ------------
FROM POLICY-RELATED TRANSACTIONS:
    Net premiums (Note 3).................   19,416,861     14,952,560     8,423,097
    Benefits and other policy-related
        transactions (Note 3).............   (9,082,840)    (5,388,113)   (3,002,993)
    Net transfers among funds and
        guaranteed interest account.......    1,195,276     49,220,715    12,678,032
                                           ------------   ------------  ------------
    Net increase (decrease) in net assets
        from policy-related transactions..   11,529,297     58,785,162    18,098,136
                                           ------------   ------------  ------------
NET INCREASE (DECREASE) IN AMOUNT
    RETAINED BY EQUITABLE LIFE IN
    SEPARATE ACCOUNT FP (Note 4)..........     (553,219)      (402,883)       38,587
                                           ------------   ------------  ------------
INCREASE (DECREASE) IN NET ASSETS ........    4,944,791     73,197,204    30,014,354
NET ASSETS
    BEGINNING OF PERIOD...................  228,959,641    155,762,437   125,748,083
                                           ------------   ------------  ------------
NET ASSETS
    END OF PERIOD......................... $233,904,432   $228,959,641  $155,762,437
                                           ============   ============  ============

------------------------------
See Notes to Financial Statements.
+ Formerly known as Equitable Variable Life Insurance Company Separate Account
  FP.

                                      FSA-15

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31,

                                                FIXED INCOME OPTIONS (CONCLUDED):
                                           -----------------------------------------
                                                       ALLIANCE HIGH YIELD
                                           ----------------------------------------
                                               1999          1998          1997
                                           ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
    Net investment income................. $ 16,489,390  $ 17,442,641  $ 12,128,952
    Net realized gain (loss)..............  (15,030,554)    1,052,131     7,302,187
    Change in unrealized appreciation
        (depreciation) on investments.....   (7,843,498)  (29,521,690)    2,958,012
                                           ------------  ------------  ------------
    Net increase (decrease) in net assets
        from operations...................   (6,384,662)  (11,026,918)   22,389,151
                                           ------------  ------------  ------------
FROM POLICY-RELATED TRANSACTIONS:
    Net premiums (Note 3).................   30,001,760    36,502,728    26,933,221
    Benefits and other policy-related
        transactions (Note 3).............  (21,018,230)  (20,288,710)  (14,530,462)
    Net transfers among funds and
        guaranteed interest account.......  (25,281,076)    2,677,159    26,385,799
                                           ------------  ------------  ------------
    Net increase (decrease) in net assets
        from policy-related transactions..  (16,297,546)   18,891,177    38,788,558
                                           ------------  ------------  ------------
NET INCREASE (DECREASE) IN AMOUNT
    RETAINED BY EQUITABLE LIFE IN
    SEPARATE ACCOUNT FP (Note 4)..........    2,143,697      (832,263)       40,026
                                           ------------  ------------  ------------

INCREASE (DECREASE) IN NET ASSETS.........  (20,538,511)    7,031,996    61,217,735
NET ASSETS
    BEGINNING OF PERIOD...................  170,372,993   163,340,997   102,123,262
                                           ------------  ------------  ------------
NET ASSETS
    END OF PERIOD......................... $149,834,482  $170,372,993  $163,340,997
                                           ============  ============  ============

                                                                               EQUITY OPTIONS:
                                           ----------------------------------------------------------------------------------------
                                                        ALLIANCE COMMON STOCK                        ALLIANCE EQUITY INDEX
                                           ----------------------------------------------  ----------------------------------------
                                                1999            1998            1997           1999           1998          1997
                                           --------------  --------------  --------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
    Net investment income................. $    1,037,574  $    1,338,974  $     (767,599) $  3,845,396  $  2,095,841  $  1,632,603
    Net realized gain (loss)..............    719,015,346     522,943,560     218,655,522    27,204,757     5,588,532       435,940
    Change in unrealized appreciation
        (depreciation) on investments.....     13,099,046     122,078,195     272,798,112    92,088,291    73,609,890    41,607,202
                                           --------------  --------------  --------------  ------------  ------------  ------------
    Net increase (decrease) in net assets
        from operations...................    733,151,966     646,360,729     490,686,035   123,138,444    81,294,263    43,675,745
                                           --------------  --------------  --------------  ------------  ------------  ------------
FROM POLICY-RELATED TRANSACTIONS:
    Net premiums (Note 3).................    361,261,385     322,874,015     282,279,826   123,310,198    82,390,480    53,262,239
    Benefits and other policy-related
        transactions (Note 3).............   (302,304,428)   (250,079,870)   (199,662,183)  (60,880,027)  (34,756,406)  (18,975,147)
    Net transfers among funds and
        guaranteed interest account.......     49,877,173      24,136,275      56,849,823   222,120,321    74,806,928    67,867,827
                                           --------------  --------------  --------------  ------------  ------------  ------------
    Net increase (decrease) in net assets
        from policy-related transactions..    108,834,130      96,930,420     139,467,466   284,550,492   122,441,002   102,154,919
                                           --------------  --------------  --------------  ------------  ------------  ------------
NET INCREASE (DECREASE) IN AMOUNT
    RETAINED BY EQUITABLE LIFE IN
    SEPARATE ACCOUNT FP (Note 4)..........     (5,343,344)     (2,780,348)        516,970    (1,148,745)     (430,965)       54,423
                                           --------------  --------------  --------------  ------------  ------------  ------------

INCREASE (DECREASE) IN NET ASSETS.........    836,642,752     740,510,801     630,670,471   406,540,191   203,304,300   145,885,087
NET ASSETS
    BEGINNING OF PERIOD...................  2,943,226,440   2,202,715,639   1,572,045,168   443,764,345   240,460,045    94,574,958
                                           --------------  --------------  --------------  ------------  ------------  ------------
NET ASSETS
    END OF PERIOD......................... $3,779,869,192  $2,943,226,440  $2,202,715,639  $850,304,536  $443,764,345  $240,460,045
                                           ==============  ==============  ==============  ============  ============  ============


------------------------------
See Notes to Financial Statements.
+ Formerly known as Equitable Variable Life Insurance Company Separate Account
  FP.

                                      FSA-16

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31,

                                                                     EQUITY OPTIONS (CONTINUED):
                                           ---------------------------------------------------------------------------------
                                                                                                                 CAPITAL
                                                                                      EQ/ALLIANCE   CAPITAL      GUARDIAN
                                                                                        PREMIER     GUARDIAN       U.S.
                                                    ALLIANCE GROWTH & INCOME           GROWTH (C)  RESEARCH (D)  EQUITY (D)
                                           ---------------------------------------    -----------  ------------  ----------
                                               1999          1998          1997           1999        1999           1999
                                           ------------  ------------  -----------    -----------  ------------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
    Net investment income................. $   (518,361) $   (253,359) $   277,338    $   (33,190)   $     71     $    781
    Net realized gain (loss)..............   21,586,560    19,436,864    5,536,668        190,495       2,837        1,959
    Change in unrealized appreciation
        (depreciation) on investments.....   10,929,728     3,218,908    7,947,265      5,068,707      11,093       17,325
                                           ------------  ------------  -----------    -----------    --------     --------
    Net increase (decrease) in net assets
        from operations...................   31,997,927    22,402,413   13,761,271      5,226,012      14,001       20,065
                                           ------------  ------------  -----------    -----------    --------     --------
FROM POLICY-RELATED TRANSACTIONS:
    Net premiums (Note 3).................   43,151,141    30,251,270   17,923,903      6,362,938      63,883      115,934
    Benefits and other policy-related
        transactions (Note 3).............  (19,321,951)  (12,461,722)  (6,498,823)    (1,028,342)       (503)     (15,128)
    Net transfers among funds and
        guaranteed interest account.......   25,186,273    23,343,531   25,301,886     40,652,847     115,765      390,588
                                           ------------  ------------  -----------    -----------    --------     --------
    Net increase (decrease) in net assets
        from policy-related transactions..   49,015,463    41,133,079   36,726,966     45,987,443     179,145      491,394
                                           ------------  ------------  -----------    -----------    --------     --------
NET INCREASE (DECREASE) IN AMOUNT
    RETAINED BY EQUITABLE LIFE IN
    SEPARATE ACCOUNT FP (Note 4)..........     (144,843)     (617,058)      19,921          3,902         209          378
                                           ------------  ------------  -----------    -----------    --------     --------

INCREASE (DECREASE) IN NET ASSETS.........   80,868,547    62,918,434   50,508,158     51,217,357     193,355      511,837
NET ASSETS
    BEGINNING OF PERIOD...................  151,451,102    88,532,668   38,024,510             --          --           --
                                           ------------  ------------  -----------    -----------    --------     --------
NET ASSETS
    END OF PERIOD......................... $232,319,649  $151,451,102  $88,532,668    $51,217,357    $193,355     $511,837
                                           ============  ============  ===========    ===========    ========     ========

                                                    EQUITY OPTIONS (CONTINUED):
                                           --------------------------------------
                                                       MERRILL LYNCH
                                                   BASIC VALUE EQUITY (A)
                                           --------------------------------------
                                               1999          1998          1997
                                           -----------   -----------   ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
    Net investment income................. $   314,801   $   126,014   $   26,461
    Net realized gain (loss)..............   2,389,365       874,115       40,394
    Change in unrealized appreciation
        (depreciation) on investments.....   1,362,581      (226,962)     135,003
                                           -----------   -----------   ----------
    Net increase (decrease) in net assets
        from operations...................   4,066,747       773,167      201,858
                                           -----------   -----------   ----------
FROM POLICY-RELATED TRANSACTIONS:
    Net premiums (Note 3).................  10,931,366     6,388,355    1,097,822
    Benefits and other policy-related
        transactions (Note 3).............  (3,171,744)   (1,430,414)    (135,034)
    Net transfers among funds and
        guaranteed interest account.......   7,845,599     8,794,685    4,661,128
                                           -----------   -----------   ----------
    Net increase (decrease) in net assets
        from policy-related transactions..  15,605,221    13,752,626    5,623,916
                                           -----------   -----------   ----------
NET INCREASE (DECREASE) IN AMOUNT
    RETAINED BY EQUITABLE LIFE IN
    SEPARATE ACCOUNT FP (Note 4)..........     (43,053)   (1,392,853)   1,202,680
                                           -----------   -----------   ----------

INCREASE (DECREASE) IN NET ASSETS.........  19,628,915    13,132,940    7,028,454
NET ASSETS
    BEGINNING OF PERIOD...................  20,161,394     7,028,454           --
                                           -----------   -----------   ----------
NET ASSETS
    END OF PERIOD......................... $39,790,309   $20,161,394   $7,028,454
                                           ===========   ===========   ==========

------------------------------
See Notes to Financial Statements.
(a)  Commencement of Operations on May 1, 1997.
(b)  Commencement of Operations on August 20, 1997.
(c)  Commencement of Operations on June 4, 1999.
(d)  Commencement of Operations on August 30, 1999.
+ Formerly known as Equitable Variable Life Insurance Company Separate Account
  FP.

                                      FSA-17

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31,

                                                                       EQUITY OPTIONS (CONTINUED):
                                               --------------------------------------------------------------
                                                    MFS
                                                   GROWTH
                                                    WITH
                                                   INCOME (C)                     MFS RESEARCH (A)
                                               --------------- ----------------------------------------------
                                                    1999              1999           1998            1997
                                               --------------- ---------------- -------------  --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
    Net investment income....................... $    837         $  (155,808)    $  (14,907)     $    7,315
    Net realized gain (loss)....................     (227)          2,081,454        494,412          88,145
    Change in unrealized appreciation
        (depreciation) on investments...........   20,637           6,720,924      3,063,681         249,382
                                                  --------        -----------     ----------      ----------
    Net increase (decrease) in net assets
        from operations.........................   21,247           8,646,570      3,543,186         344,842
                                                  --------        -----------     ----------      ----------
FROM POLICY-RELATED TRANSACTIONS:
    Net premiums (Note 3).......................   44,806          12,506,780      6,795,257       1,177,137
    Benefits and other policy-related
        transactions (Note 3)...................   (6,607)         (4,808,292)    (1,705,211)       (162,042)
    Net transfers among funds and
        guaranteed interest account.............  326,238           4,280,012     12,108,388       6,389,251
                                                 --------         -----------    -----------      ----------
    Net increase (decrease) in net assets
        from policy-related transactions........  364,437          11,978,500     17,198,434       7,404,346
                                                 --------         -----------    -----------      ----------

NET INCREASE (DECREASE) IN AMOUNT
    RETAINED BY EQUITABLE LIFE IN
    SEPARATE ACCOUNT FP (Note 4)................   30,030              (9,698)    (2,472,499)      2,003,671
                                                 --------         -----------    ------------     ----------

INCREASE (DECREASE) IN NET ASSETS...............  415,714          20,615,372     18,269,121       9,752,859
NET ASSETS
    BEGINNING OF PERIOD.........................        0          28,021,980      9,752,859               0
                                                 --------         -----------    -----------      ----------
NET ASSETS
    END OF PERIOD............................... $415,714         $48,637,352    $28,021,980      $9,752,859
                                                 ========         ===========    ===========      ==========

                                                                  EQUITY OPTIONS (CONTINUED):
                                                 ---------------------------------------------------
                                                                         EQ/PUTNAM
                                                                   GROWTH & INCOME VALUE (A)
                                                 ---------------------------------------------------
                                                      1999                1998              1997
                                                 --------------      -------------      ------------

INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
    Net investment income........................ $   168,536         $    87,004        $   23,618
    Net realized gain (loss).....................   1,775,493             339,445            28,304
    Change in unrealized appreciation
        (depreciation) on investments............  (2,633,398)            891,041           269,561
                                                  -----------         -----------        ----------
    Net increase (decrease) in net assets
        from operations..........................    (689,369)          1,317,490           321,483
                                                  -----------         -----------        ----------
FROM POLICY-RELATED TRANSACTIONS:
    Net premiums (Note 3)........................   7,146,178           5,099,897         1,149,748
    Benefits and other policy-related
        transactions (Note 3)....................  (2,808,209)         (1,485,166)         (154,351)
    Net transfers among funds and
        guaranteed interest account..............   1,469,187           6,086,532         4,539,465
                                                  -----------         -----------        ----------
    Net increase (decrease) in net assets
        from policy-related transactions.........   5,807,156           9,701,263         5,534,862
                                                  -----------         -----------        ----------
NET INCREASE (DECREASE) IN AMOUNT
    RETAINED BY EQUITABLE LIFE IN
    SEPARATE ACCOUNT FP (Note 4).................     (67,263)         (1,334,566)        1,202,723
                                                  -----------         -----------        ----------
INCREASE (DECREASE) IN NET ASSETS................   5,050,524           9,684,187         7,059,068
NET ASSETS
    BEGINNING OF PERIOD..........................  16,743,255           7,059,068                 0
                                                  -----------         -----------        ----------
NET ASSETS
    END OF PERIOD................................ $21,793,779         $16,743,255        $7,059,068
                                                  ===========         ===========        ==========

                                                              EQUITY OPTIONS (CONTINUED):
                                                 -----------------------------------------------------
                                                              T. ROWE PRICE EQUITY INCOME (A)
                                                 -----------------------------------------------------

                                                     1999                1998                1997
                                                 -------------      --------------        ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
    Net investment income........................ $   726,104         $   549,152         $   115,907
    Net realized gain (loss).....................   2,737,736           1,272,326             110,474
    Change in unrealized appreciation
        (depreciation) on investments............  (2,538,268)            512,068           1,073,548
                                                  -----------         -----------         -----------
    Net increase (decrease) in net assets
        from operations..........................     925,572           2,333,546           1,299,929
                                                  -----------         -----------         -----------
FROM POLICY-RELATED TRANSACTIONS:
    Net premiums (Note 3)........................  14,411,461          11,367,975           2,540,460
    Benefits and other policy-related
        transactions (Note 3)....................  (5,261,454)         (4,190,748)           (351,660)
    Net transfers among funds and
        guaranteed interest account..............    (470,263)         16,615,531          14,259,773
                                                  -----------         -----------         -----------
    Net increase (decrease) in net assets
        from policy-related transactions.........   8,679,744          23,792,758          16,448,573
                                                  -----------         -----------         -----------
NET INCREASE (DECREASE) IN AMOUNT
    RETAINED BY EQUITABLE LIFE IN
    SEPARATE ACCOUNT FP (Note 4).................     (93,180)         (1,149,701)          1,308,426
                                                  -----------         -----------         -----------
INCREASE (DECREASE) IN NET ASSETS................   9,512,136          24,632,603          19,056,928
NET ASSETS
    BEGINNING OF PERIOD..........................  43,689,531          19,056,928                   0
                                                  -----------         -----------         -----------
NET ASSETS
    END OF PERIOD................................ $53,201,667         $43,689,531         $19,056,928
                                                  ===========         ===========         ===========

------------------------------
See Notes to Financial Statements.
(a)  Commencement of Operations on May 1, 1997.
(b)  Commencement of Operations on August 20, 1997.
(c)  Commencement of Operations on June 4, 1999.
(d)  Commencement of Operations on August 30, 1999.
+ Formerly known as Equitable Variable Life Insurance Company Separate Account
  FP.

                                      FSA-18

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31,

                                                             EQUITY OPTIONS (CONTINUED):
                                             --------------------------------------------------------
                                                                  ALLIANCE GLOBAL
                                             --------------------------------------------------------
                                                  1999                 1998                  1997
                                             ------------          ------------          ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
    Net investment income..................  $ (2,877,020)         $  2,858,975          $  5,997,760
    Net realized gain (loss)...............   112,281,492            50,647,791            56,837,641
    Change in unrealized appreciation
        (depreciation) on investments......    89,001,859            37,447,314           (12,504,865)
                                             ------------          ------------          ------------

    Net increase (decrease) in net assets
        from operations....................   198,406,331            90,954,080            50,330,536
                                             ------------          ------------          ------------
FROM POLICY-RELATED TRANSACTIONS:
    Net premiums (Note 3)..................    71,950,825            78,722,218            85,714,413
    Benefits and other policy-related
        transactions (Note 3)..............   (63,170,211)          (52,796,664)          (48,793,564)
    Net transfers among funds and
        guaranteed interest account........    (8,015,060)          (21,919,102)          (89,131,113)
                                             ------------          ------------          ------------
    Net increase (decrease) in net assets
        from policy-related transactions...       765,554             4,006,452           (52,210,264)
                                             ------------          ------------          ------------

NET INCREASE (DECREASE) IN AMOUNT
    RETAINED BY EQUITABLE LIFE IN
    SEPARATE ACCOUNT FP (Note 4)...........        23,216              (854,897)              103,777
                                             ------------          ------------          ------------

INCREASE (DECREASE) IN NET ASSETS..........   199,195,101            94,105,635            (1,775,951)
NET ASSETS
    BEGINNING OF PERIOD....................   525,707,133           431,601,498           433,377,449
                                             ------------          ------------          ------------
NET ASSETS
    END OF PERIOD..........................  $724,902,234          $525,707,133          $431,601,498
                                             =============         ============          ============

                                                           EQUITY OPTIONS (CONTINUED):
                                             -------------------------------------------------------
                                                                 MORGAN STANLEY
                                                              ALLIANCE INTERNATIONAL
                                             -------------------------------------------------------
                                                 1999                  1998                  1997
                                             ------------          ------------          -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
    Net investment income..................  $  (321,035)          $   707,847           $ 1,089,454
    Net realized gain (loss)...............    2,464,521            (3,596,006)            2,267,768
    Change in unrealized appreciation
        (depreciation) on investments......   19,788,723             8,296,285            (4,651,627)
                                             -----------           -----------           -----------
    Net increase (decrease) in net assets
        from operations....................   21,932,209             5,408,126            (1,294,405)
                                             -----------           -----------           -----------
FROM POLICY-RELATED TRANSACTIONS:
    Net premiums (Note 3)..................   11,367,096            13,567,993            14,198,839
    Benefits and other policy-related
        transactions (Note 3)..............   (6,261,836)           (5,406,284)           (4,716,765)
    Net transfers among funds and
        guaranteed interest account........   (5,340,816)           (4,357,456)           (3,886,303)
                                             -----------           -----------           -----------
    Net increase (decrease) in net assets
        from policy-related transactions...     (235,556)            3,804,253             5,595,771
                                             -----------           -----------           -----------
NET INCREASE (DECREASE) IN AMOUNT
    RETAINED BY EQUITABLE LIFE IN
    SEPARATE ACCOUNT FP (Note 4)...........      (49,840)             (109,052)               11,328
                                             -----------           -----------           -----------

INCREASE (DECREASE) IN NET ASSETS..........   21,646,813             9,103,327             4,312,694
NET ASSETS
    BEGINNING OF PERIOD....................   55,234,942            46,131,615            41,818,921
                                             -----------           -----------           -----------

    END OF PERIOD..........................  $76,881,755           $55,234,942           $46,131,615
                                             ===========           ===========           ===========

                                                            EQUITY OPTIONS (CONTINUED):
                                             -------------------------------------------------------
                                                                 MORGAN STANLEY
                                                            EMERGING MARKETS EQUITY (B)
                                             -------------------------------------------------------
                                                 1999                  1998                  1997
                                             ------------          ------------         ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
    Net investment income..................  $   (66,405)          $    13,319           $   13,761
    Net realized gain (loss)...............      757,878              (637,290)             (14,566)
    Change in unrealized appreciation
        (depreciation) on investments......   13,987,219            (1,863,245)          (1,079,388)
                                             -----------           -----------           ----------
    Net increase (decrease) in net assets
        from operations....................   14,678,692            (2,487,216)          (1,080,193)
                                             -----------           -----------           ----------
FROM POLICY-RELATED TRANSACTIONS:
    Net premiums (Note 3)..................    4,138,455             2,442,975              323,739
    Benefits and other policy-related
        transactions (Note 3)..............   (1,720,293)             (488,932)              (7,501)
    Net transfers among funds and
        guaranteed interest account........   16,198,446             4,158,460            2,483,527
                                             -----------           -----------           ----------
    Net increase (decrease) in net assets
        from policy-related transactions...   18,616,608             6,112,503            2,799,765
                                             -----------           -----------           ----------
NET INCREASE (DECREASE) IN AMOUNT
    RETAINED BY EQUITABLE LIFE IN
    SEPARATE ACCOUNT FP (Note 4)...........   (1,953,290)                2,496            4,001,184
                                             -----------           -----------           ----------

INCREASE (DECREASE) IN NET ASSETS..........   31,342,010             3,627,783            5,720,756
NET ASSETS
    BEGINNING OF PERIOD....................    9,348,539             5,720,756                    0
                                             -----------           -----------           ----------
NET ASSETS
    END OF PERIOD..........................  $40,690,549           $ 9,348,539           $5,720,756
                                             ===========           ===========           ==========

------------------------------
See Notes to Financial Statements.
(a)  Commencement of Operations on May 1, 1997.
(b)  Commencement of Operations on August 20, 1997.
(c)  Commencement of Operations on June 4, 1999.
(d)  Commencement of Operations on August 30, 1999.
+ Formerly known as Equitable Variable Life Insurance Company Separate Account
  FP.

                                      FSA-19

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31,

                                                             EQUITY OPTIONS (CONTINUED):
                                             --------------------------------------------------------
                                                      T. ROWE PRICE INTERNATIONAL STOCK (A)
                                             --------------------------------------------------------
                                                1999                   1998                  1997
                                             -----------           ------------          ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
    Net investment income..................  $    (8,104)          $   138,710           $   (23,939)
    Net realized gain (loss)...............    5,209,876               354,819               (50,331)
    Change in unrealized appreciation
        (depreciation) on investments......    7,742,298             2,423,801              (820,718)
                                             -----------           -----------           -----------
    Net increase (decrease) in net assets
        from operations....................   12,944,070             2,917,330              (894,988)
                                             -----------           -----------           -----------
FROM POLICY-RELATED TRANSACTIONS:
    Net premiums (Note 3)..................   10,327,110             7,881,587             2,268,440
    Benefits and other policy-related
        transactions (Note 3)..............   (3,787,076)           (2,527,577)             (295,221)
    Net transfers among funds and
        guaranteed interest account........    3,167,992             8,401,386            12,953,165
                                             -----------           -----------           -----------
    Net increase (decrease) in net assets
        from policy-related transactions...    9,708,026            13,755,396            14,926,384
                                             -----------           -----------           -----------
NET INCREASE (DECREASE) IN AMOUNT
    RETAINED BY EQUITABLE LIFE IN
    SEPARATE ACCOUNT FP (Note 4)...........        1,577            (4,050,846)            4,007,078
                                             -----------           -----------           -----------

INCREASE (DECREASE) IN NET ASSETS..........   22,653,673            12,621,880            18,038,474
NET ASSETS
    BEGINNING OF PERIOD....................   30,660,353            18,038,474                    --
                                             -----------           -----------           -----------
NET ASSETS
    END OF PERIOD..........................  $53,314,026           $30,660,353           $18,038,474
                                             ===========           ===========           ===========


                                                            EQUITY OPTIONS (CONTINUED):
                                             ---------------------------------------------------------
                                                            ALLIANCE AGGRESSIVE STOCK
                                             ---------------------------------------------------------
                                                  1999                    1998                1997
                                             -------------          ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
    Net investment income..................  $   (2,318,415)         $  (1,119,907)     $  (3,987,514)
    Net realized gain (loss)...............      33,754,225              6,840,149        107,947,093
    Change in unrealized appreciation
        (depreciation) on investments......     132,094,676             (5,980,406)       (13,921,615)
                                             --------------          -------------      -------------
    Net increase (decrease) in net assets
        from operations....................     163,530,486               (260,164)        90,037,964
                                             --------------          -------------      -------------
FROM POLICY-RELATED TRANSACTIONS:
    Net premiums (Note 3)..................     145,241,493            172,792,283        179,662,167
    Benefits and other policy-related
        transactions (Note 3)..............    (117,102,087)          (115,442,947)      (107,529,554)
    Net transfers among funds and
        guaranteed interest account........    (113,016,006)           (43,660,488)         1,712,877
                                             --------------          -------------       ------------
    Net increase (decrease) in net assets
        from policy-related transactions...     (84,876,600)            13,688,848         73,845,490
                                             --------------          -------------       ------------
NET INCREASE (DECREASE) IN AMOUNT
    RETAINED BY EQUITABLE LIFE IN
    SEPARATE ACCOUNT FP (Note 4)...........       2,197,124               (541,559)           223,792
                                             --------------           -------------      ------------

INCREASE (DECREASE) IN NET ASSETS..........      80,851,010             12,887,125        164,107,246
NET ASSETS
    BEGINNING OF PERIOD....................     971,194,053            958,306,928        794,199,683
                                             --------------          -------------       ------------
NET ASSETS
    END OF PERIOD..........................  $1,052,045,063           $971,194,053       $958,306,929
                                             ==============           ============       ============



                                                            EQUITY OPTIONS (CONTINUED):
                                             ------------------------------------------------------
                                                           ALLIANCE SMALL CAP GROWTH (A)
                                             ------------------------------------------------------
                                                 1999                 1998                1997
                                             ------------         ------------       -------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
    Net investment income..................  $  (284,347)        $   (211,223)       $    (37,351)
    Net realized gain (loss)...............    4,345,484           (7,585,521)            (63,375)
    Change in unrealized appreciation
        (depreciation) on investments......   15,295,322            8,009,143             771,812
                                             -----------          -----------         -----------
    Net increase (decrease) in net assets
        from operations....................   19,356,459              212,399             671,086
                                             -----------          -----------         -----------
FROM POLICY-RELATED TRANSACTIONS:
    Net premiums (Note 3)..................   16,092,219           14,863,783           2,947,848
    Benefits and other policy-related
        transactions (Note 3)..............   (5,542,747)          (3,897,615)           (599,875)
    Net transfers among funds and
        guaranteed interest account........   (8,085,585)          15,043,596          19,670,856
                                             -----------          -----------         -----------
    Net increase (decrease) in net assets
        from policy-related transactions...    2,463,887           26,009,764          22,018,829
                                             -----------          -----------         -----------
NET INCREASE (DECREASE) IN AMOUNT
    RETAINED BY EQUITABLE LIFE IN
    SEPARATE ACCOUNT FP (Note 4)...........      (99,856)          (1,460,161)          1,208,014
                                             -----------          -----------         -----------

INCREASE (DECREASE) IN NET ASSETS..........   21,720,490           24,762,002          23,897,929
NET ASSETS
    BEGINNING OF PERIOD....................   48,659,931           23,897,929                  --
                                             -----------          -----------         -----------
NET ASSETS
    END OF PERIOD..........................  $70,380,421          $48,659,931         $23,897,929
                                             ===========          ===========         ===========

------------------------------
See Notes to Financial Statements.
(a)  Commencement of Operations on May 1, 1997.
(b)  Commencement of Operations on August 20, 1997.
(c)  Commencement of Operations on June 4, 1999.
(d)  Commencement of Operations on August 30, 1999.
+ Formerly known as Equitable Variable Life Insurance Company Separate Account
  FP.


                                     FSA-20

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31,


                                                                           EQUITY OPTIONS (CONCLUDED):
                                             ------------------------------------------------------------------
                                                EQ/                                 MFS EMERGING
                                             EVERGREEN (C)                       GROWTH COMPANIES (A)
                                             -------------   --------------------------------------------------
                                                 1999             1999                1998              1997
                                             -------------   -------------        -----------       -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
    Net investment income..................     $    81      $   (640,976)        $  (156,515)      $     5,523
    Net realized gain (loss)...............          20        17,547,129           4,270,964           458,032
    Change in unrealized appreciation
        (depreciation) on investments......       1,450        70,081,784           6,824,857           171,320
                                                -------      ------------         -----------       -----------
    Net increase (decrease) in net assets
        from operations....................       1,551        86,987,937          10,939,306           634,875
                                                -------      ------------         -----------       -----------
FROM POLICY-RELATED TRANSACTIONS:
    Net premiums (Note 3)..................       6,341        32,825,036          11,533,783         1,598,358
    Benefits and other policy-related
        transactions (Note 3)..............        (434)      (13,737,378)         (2,705,605)         (294,924)
    Net transfers among funds and
        guaranteed interest account........      21,204        76,182,753          25,975,152         8,886,415
                                                -------      ------------         -----------       -----------
    Net increase (decrease) in net assets
        from policy-related transactions...      27,111        95,270,411          34,803,330        10,189,849
                                                -------      ------------         -----------       -----------
NET INCREASE (DECREASE) IN AMOUNT
    RETAINED BY EQUITABLE LIFE IN
    SEPARATE ACCOUNT FP (Note 4)...........          18           (72,131)         (2,575,513)        2,004,977
                                                -------      ------------         -----------       -----------

INCREASE (DECREASE) IN NET ASSETS..........      28,680       182,186,217          43,167,123        12,829,701
NET ASSETS
    BEGINNING OF PERIOD....................         --         55,996,824          12,829,701                --
                                                -------      ------------         -----------       -----------
NET ASSETS
    END OF PERIOD..........................     $28,680      $238,183,041         $55,996,824       $12,829,701
                                                =======      ============         ===========       ===========


                                                          EQUITY OPTIONS (CONCLUDED):
                                             -------------------------------------------------
                                                               WARBURG PINCUS
                                                            SMALL COMPANY VALUE (A)
                                             -------------------------------------------------
                                                1999                  1998            1997
                                             ------------        ------------     ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
    Net investment income..................  $  (113,891)        $     3,173      $   (23,238)
    Net realized gain (loss)...............   (1,591,217)           (142,969)         140,194
    Change in unrealized appreciation
        (depreciation) on investments......    1,920,459          (3,986,631)        (228,709)
                                             -----------         -----------      -----------
    Net increase (decrease) in net assets
        from operations....................      215,351          (4,126,427)        (111,753)
                                             -----------         -----------      -----------
FROM POLICY-RELATED TRANSACTIONS:
    Net premiums (Note 3)..................   11,009,658          13,378,658        4,397,634
    Benefits and other policy-related
        transactions (Note 3)..............   (4,607,292)         (4,042,103)        (608,891)
    Net transfers among funds and
        guaranteed interest account........   (7,372,698)          7,112,708       20,737,304
                                             -----------         -----------      -----------
    Net increase (decrease) in net assets
        from policy-related transactions...     (970,332)         16,449,263       24,526,047
                                             -----------         -----------      -----------
NET INCREASE (DECREASE) IN AMOUNT
    RETAINED BY EQUITABLE LIFE IN
    SEPARATE ACCOUNT FP (Note 4)...........      (23,731)           (622,058)         611,853
                                             -----------         -----------      -----------

INCREASE (DECREASE) IN NET ASSETS..........     (778,712)         11,700,778       25,026,147
NET ASSETS
    BEGINNING OF PERIOD....................   36,726,925          25,026,147               --
                                             -----------         -----------      -----------
NET ASSETS
    END OF PERIOD..........................  $35,948,213         $36,726,925      $25,026,147
                                             ===========         ===========      ===========


------------------------------
See Notes to Financial Statements.
(a)  Commencement of Operations on May 1, 1997.
(b)  Commencement of Operations on August 20, 1997.
(c)  Commencement of Operations on June 4, 1999.
(d)  Commencement of Operations on August 30, 1999.
+ Formerly known as Equitable Variable Life Insurance Company Separate Account
  FP.


                                     FSA-21

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31,

                                                                 ASSET ALLOCATION OPTIONS:
                                                    ----------------------------------------------------
                                                                    ALLIANCE BALANCED
                                                    ----------------------------------------------------
                                                        1999              1998                1997
                                                    ------------      ------------        ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
    Net investment income.........................  $ 11,263,601      $  9,701,879        $ 11,212,220
    Net realized gain (loss)......................    59,723,908        44,259,317          27,027,612
    Change in unrealized appreciation
        (depreciation) on investments.............    11,891,088        20,466,577          18,495,462
                                                    ------------      ------------        ------------
    Net increase (decrease) in net assets
        from operations...........................    82,878,597        74,427,773          56,735,294
                                                    ------------      ------------        ------------
FROM POLICY-RELATED TRANSACTIONS:
    Net premiums (Note 3).........................    45,762,044        46,234,769          48,722,966
    Benefits and other policy-related
        transactions (Note 3).....................   (55,698,939)      (48,368,610)        (48,611,396)
    Net transfers among funds and
        guaranteed interest account...............   (25,094,055)       (4,765,223)        (55,377,177)
                                                    ------------      ------------        ------------
    Net increase (decrease) in net assets
        from policy related-transactions..........   (35,030,950)       (6,899,064)        (55,265,607)
                                                    ------------      ------------        ------------
NET INCREASE (DECREASE) IN AMOUNT
    RETAINED BY EQUITABLE LIFE
    IN SEPARATE ACCOUNT FP (Note 4)...............        34,900          (601,644)            106,438
                                                    ------------      ------------        ------------
INCREASE (DECREASE) IN NET ASSETS.................    47,882,547        66,927,065           1,576,125
NET ASSETS
    BEGINNING OF PERIOD...........................   498,829,011       431,901,946         430,325,821
                                                    ------------      ------------        ------------
NET ASSETS
    END OF PERIOD.................................  $546,711,558      $498,829,011        $431,901,946
                                                    ============      ============        ============


                                                                      ASSET ALLOCATION OPTIONS:
                                                    ----------------------------------------------------------
                                                                    ALLIANCE CONSERVATIVE INVESTORS
                                                    ----------------------------------------------------------
                                                       1999                   1998                   1997
                                                    ------------          ------------          -------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
    Net investment income.........................  $  5,922,184          $  6,224,160          $  6,151,782
    Net realized gain (loss)......................    11,053,201            12,201,904             6,305,200
    Change in unrealized appreciation
        (depreciation) on investments.............     2,080,409             5,279,818             8,528,010
                                                    ------------          ------------          ------------
    Net increase (decrease) in net assets
        from operations...........................    19,055,794            23,705,882            20,984,992
                                                    ------------          ------------          ------------
FROM POLICY-RELATED TRANSACTIONS:
    Net premiums (Note 3).........................    27,333,794            26,438,125            30,425,833
    Benefits and other policy-related
        transactions (Note 3).....................   (25,964,810)          (23,690,706)          (24,998,155)
    Net transfers among funds and
        guaranteed interest account...............    (4,292,515)           (6,267,736)          (18,978,233)
                                                    ------------          ------------          ------------
    Net increase (decrease) in net assets
        from policy related-transactions..........    (2,923,531)           (3,520,317)          (13,550,555)
                                                    ------------          ------------          ------------
NET INCREASE (DECREASE) IN AMOUNT
    RETAINED BY EQUITABLE LIFE
    IN SEPARATE ACCOUNT FP (Note 4)...............      (195,000)             (365,872)               44,115
                                                    ------------          ------------          ------------

INCREASE (DECREASE) IN NET ASSETS.................    15,937,263            19,819,693             7,478,552
NET ASSETS
    BEGINNING OF PERIOD...........................   202,163,700           182,344,007           174,865,455
                                                    ------------          ------------          ------------
NET ASSETS
    END OF PERIOD.................................  $218,100,963          $202,163,700          $182,344,007
                                                    =============         ============          ============


                                                                     ASSET ALLOCATION OPTIONS:
                                                    ----------------------------------------------------------
                                                                     ALLIANCE GROWTH INVESTORS
                                                    ----------------------------------------------------------
                                                        1999                    1998                   1997
                                                    --------------          ------------          ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
    Net investment income.........................  $   10,885,668          $ 13,057,134          $ 14,710,285
    Net realized gain (loss)......................     119,943,716            85,805,363            53,312,210
    Change in unrealized appreciation
        (depreciation) on investments.............     120,308,421            52,648,959            47,905,948
                                                    --------------          ------------          ------------
    Net increase (decrease) in net assets
        from operations...........................     251,137,805           151,511,456           115,928,443
                                                    --------------          ------------          ------------
FROM POLICY-RELATED TRANSACTIONS:
    Net premiums (Note 3).........................     118,892,312           128,264,748           139,280,509
    Benefits and other policy-related
        transactions (Note 3).....................    (114,804,492)          (99,015,298)          (95,656,635)
    Net transfers among funds and
        guaranteed interest account...............     (15,949,611)          (25,554,600)          (35,207,298)
                                                    --------------          ------------          ------------
    Net increase (decrease) in net assets
        from policy related-transactions..........     (11,861,791)            3,694,850             8,416,576
                                                    --------------          ------------          ------------

NET INCREASE (DECREASE) IN AMOUNT
    RETAINED BY EQUITABLE LIFE
    IN SEPARATE ACCOUNT FP (Note 4)...............        (471,570)             (418,319)              194,270
                                                    --------------          ------------          ------------

INCREASE (DECREASE) IN NET ASSETS.................     238,804,444           154,787,987           124,539,289
NET ASSETS
    BEGINNING OF PERIOD...........................     978,087,905           823,299,918           698,760,629
                                                    --------------          ------------          ------------
NET ASSETS
    END OF PERIOD.................................  $1,216,892,349          $978,087,905          $823,299,918
                                                    ==============          ============          ============

------------------------------
See Notes to Financial Statements.
+ Formerly known as Equitable Variable Life Insurance Company Separate Account
  FP.


                                    FSA-22

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

STATEMENTS OF CHANGES IN NET ASSETS (CONCLUDED)
FOR THE YEARS ENDED DECEMBER 31,

                                                              ASSET ALLOCATION OPTIONS (CONCLUDED):
                                               ---------------------------------------------------------------------
                                               EQ/EVERGREEN
                                               FOUNDATION (C)                       EQ/PUTNAM BALANCED
                                               --------------      -------------------------------------------------
                                                   1999                1999              1998              1997
                                               --------------      -----------        ----------         ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
    Net investment income...................     $    29           $    2,956        $    92,355         $  243,727
    Net realized gain (loss)................         302              632,039            419,996             31,680
    Change in unrealized appreciation
        (depreciation) on investments.......      (1,505)            (752,142)           (10,350)           270,232
                                                 -------           ----------        -----------         ----------
    Net increase (decrease) in net assets
        from operations.....................      (1,174)            (117,147)           502,001            345,639
                                                 -------           ----------        -----------         ----------
FROM POLICY-RELATED TRANSACTIONS:
    Net premiums (Note 3)...................          93            2,976,182          1,733,126            213,829
    Benefits and oth`er policy-related
        transactions (Note 3)...............         (53)            (738,901)          (429,944)           (60,092)
    Net transfers among funds and
        guaranteed interest account.........       2,377              381,163          2,537,998          1,458,185
                                                 -------           ----------        -----------         ----------
    Net increase (decrease) in net assets
        from policy related-transactions....       2,417            2,618,444          3,841,180          1,611,922
                                                 -------           ----------        -----------         ----------
NET INCREASE (DECREASE) IN AMOUNT
    RETAINED BY EQUITABLE LIFE
    IN SEPARATE ACCOUNT FP (Note 4).........       1,605              (79,687)        (2,292,055)         2,000,806
                                                 -------           ----------        -----------         ----------

INCREASE (DECREASE) IN NET ASSETS...........       2,848            2,421,610          2,051,126          3,958,367
NET ASSETS
    BEGINNING OF PERIOD.....................          --            6,009,493          3,958,367                 --
                                                 -------           ----------        -----------         ----------
NET ASSETS
    END OF PERIOD...........................     $ 2,848           $8,431,103        $ 6,009,493        $ 3,958,367
                                                 =======           ==========        ===========        ===========


                                                        ASSET ALLOCATION OPTIONS (CONCLUDED):
                                                 -----------------------------------------------
                                                                    MERRILL LYNCH
                                                                  WORLD STRATEGY (A)
                                                 -----------------------------------------------
                                                     1999              1998              1997
                                                 -------------     ----------        -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
    Net investment income......................  $   22,881        $   24,281        $   14,446
    Net realized gain (loss)...................     265,460            19,432            35,369
    Change in unrealized appreciation
        (depreciation) on investments..........     665,736           225,660           (37,926)
                                                 ----------        ----------        ----------
    Net increase (decrease) in net assets
        from operations........................     954,077           269,373            11,889
                                                 ----------        ----------        ----------
FROM POLICY-RELATED TRANSACTIONS:
    Net premiums (Note 3)......................   1,304,821         1,050,984           334,133
    Benefits and oth`er policy-related
        transactions (Note 3)..................    (511,416)         (294,100)          (41,646)
    Net transfers among funds and
        guaranteed interest account............    (504,202)        1,271,852         1,374,499
                                                 ----------        ----------        ----------
    Net increase (decrease) in net assets
        from policy related-transactions.......     289,203         2,028,736         1,666,986
                                                 ----------        ----------        ----------
NET INCREASE (DECREASE) IN AMOUNT
    RETAINED BY EQUITABLE LIFE
    IN SEPARATE ACCOUNT FP (Note 4)............    (999,768)         (849,043)        2,000,771
                                                 ----------        ----------        ----------

INCREASE (DECREASE) IN NET ASSETS..............     243,512         1,449,066         3,679,646
NET ASSETS
    BEGINNING OF PERIOD........................   5,128,712         3,679,646                --
                                                 -----------       -----------       ----------
NET ASSETS
    END OF PERIOD..............................  $5,372,224        $5,128,712        $3,679,646
                                                 ==========        ==========        ==========

See Notes to Financial Statements.
(a)  Commencement of Operations on May 1, 1997.
(b)  Commencement of Operations on August 20, 1997.
(c)  Commencement of Operations on June 4, 1999.
(d)  Commencement of Operations on August 30, 1999.
+ Formerly known as Equitable Variable Life Insurance Company Separate Account
  FP.

                                      FSA-23

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999

1.  General

    Equitable Life Separate Account FP (the "Account") is organized as a unit investment trust, a type of investment company, and is registered with the Securities and Exchange Commission under the Investment Company Act of 1940. EQ Advisors Trust ("EQAT" or "Trust") commenced operations on May 1, 1997. EQAT is an open-ended diversified management investment company that sells shares to separate accounts of insurance companies. Each portfolio has separate investment objectives.

    For periods prior to October 18, 1999, the Alliance portfolios (other than EQ/Alliance Premier Growth) were part of The Hudson River Trust ("HRT"). On October 18, 1999, a Substitution of new portfolios of EQAT for the portfolios of HRT was performed. At that time assets of each of the HRT portfolios were transferred to the corresponding new portfolios of EQAT. Class IA shares and Class IB shares of the HRT became Class IA shares and Class IB shares of EQAT.

    Prior to the Substitution, Alliance Capital Management L.P., an indirect, majority-owned subsidiary of Equitable Life, was investment adviser for all HRT portfolios. Post substitution, Alliance continues as investment adviser for the Alliance portfolios (including EQ/Alliance Premier Growth).

    Effective September 1999, Equitable Life serves as investment manager of EQAT. As such, Equitable Life oversees the activities of the investment advisers with respect to EQAT and is responsible for retaining or discontinuing the services of those advisers. Prior to September 1999, AXA Advisors, LLC (formerly EQ Financial Consultants, Inc.), a subsidiary of Equitable Life, served as investment manager to EQAT.

    AXA Advisors, LLC, and Equitable Distributors, Inc., earn fees from EQAT under distribution agreements held with the Trust. Equitable Life also earns fees under an investment management agreement with EQAT. Alliance earns fees under an investment advisory agreement with Equitable Life.

    The Account consists of thirty variable investment options:

    FIXED INCOME OPTIONS:
       Domestic Fixed Income:
       o Alliance Intermediate Government Securities
       o Alliance Money Market
       o Alliance Quality Bond
       Aggressive Fixed Income:
       o Alliance High Yield
    EQUITY OPTIONS:
       Domestic Equity:
       o  Alliance Common Stock
       o  Alliance Equity Index
       o  Alliance Growth & Income
       o  EQ/Alliance Premier Growth
       o  Capital Guardian Research
       o  Capital Guardian U.S. Equity
       o  Merrill Lynch Basic Value Equity
       o  MFS Growth with Income
       o  MFS Research
       o  EQ/Putnam Growth & Income Value
       o  T. Rowe Price Equity Income
       International Equity:
       o  Alliance Global
       o  Alliance International
       o  Morgan Stanley Emerging Markets Equity
       o  T. Rowe Price International Stock
       Aggressive Equity:
       o  Alliance Aggressive Stock
       o  Alliance Small Cap Growth
       o  EQ/Evergreen
       o  MFS Emerging Growth Companies
       o  Warburg Pincus Small Company Value
    ASSET ALLOCATION OPTIONS:
       o  Alliance Balanced
       o  Alliance Conservative Investors
       o  Alliance Growth Investors
       o  EQ/Evergreen Foundation
       o  EQ/Putnam Balanced
       o  Merrill Lynch World Strategy

+ Formerly known as Equitable Variable Life Insurance Company Separate Account
  FP.


                                      FSA-24

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 1999

1.  General (Continued)

    The assets in each fund are invested in Class IA shares or Class IB shares of a corresponding mutual fund portfolio ("Portfolio") of EQAT. Class IA and IB shares are offered by EQAT at net asset value. Both classes of shares are subject to fees for investment management and advisory services and other Trust expenses. Class IA shares are not subject to distribution fees imposed pursuant to a distribution plan. Class IB shares are subject to distribution fees imposed under a distribution plan (herein the "Rule 12b-1 Plans") adopted in 1997 pursuant to Rule 12b-1 under the 1940 Act, as amended. The Rule 12b-1 Plans provide that EQAT, on behalf of each Fund, may charge annually up to 0.25% of the average daily net assets of a Fund attributable to its Class IB shares in respect of activities primarily intended to result in the sale of the Class IB shares. These fees are reflected in the net asset value of the shares.

    The Account supports the operations of Incentive Life, Incentive Life 2000, Incentive Life Plus(SM), IL Protector(SM) and IL COLI, flexible premium variable life insurance policies, Champion 2000, modified premium variable whole life insurance policies; Survivorship 2000, Survivorship Incentive Life, flexible premium joint survivorship variable life insurance policies; and SP-Flex, variable life insurance policies with additional premium option (collectively, the "Policies"). The Incentive Life 2000, Champion 2000 and Survivorship 2000 policies are herein referred to as the "Series 2000 Policies." Incentive Life Plus(SM) policies offered with a prospectus dated on or after September 15, 1995, are referred to as Incentive Life Plus(SM) Second Series. Incentive Life Plus policies issued with a prior prospectus are referred to as Incentive Life Plus Original Series. Incentive Life policies sold during 1999 and thereafter ("Incentive Life sales 1999 and after") reflect an investment in Class IB of the Alliance portfolios and are different from Incentive Life products (see Note 6).

    All Policies are issued by Equitable Life. The assets of the Account are the property of Equitable Life. However, the portion of the Account's assets attributable to the Policies will not be chargeable with liabilities arising out of any other business Equitable Life may conduct.

    Receivable/payable for policy-related transactions represent amount due to/from General Account predominately related to premiums, surrenders and death benefits.

    Policyowners may allocate amounts in their individual accounts to the variable investment options and/or (except for SP-Flex policies) to the guaranteed interest account of Equitable Life's General Account. Net transfers to (from) the guaranteed interest account of the General Account and other Separate Accounts of $(140,321,294), $56,300,263, and $165,714,430
    for the years ended 1999, 1998 and 1997, respectively, are included in Net Transfers among variable investment options. The net assets of any variable investment option may not be less than the aggregate of the policyowners' accounts allocated to that variable investment option. Additional assets are set aside in Equitable Life's General Account to provide for (1) the unearned portion of the monthly charges for mortality costs, and (2) other policy benefits, as required under the state insurance law.

2.  Significant Accounting Policies

    The accompanying financial statements are prepared in conformity with generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Investments are made in shares of EQAT and are valued at the net asset values per share of the respective Portfolios. The net asset value is determined by EQAT using the market or fair value of the underlying assets of the Portfolio less liabilities.

    Investment transactions are recorded on the trade date. Dividend and capital gains are declared and distributed by the Trust at the end of each year and are automatically reinvested on the ex-dividend date. Realized gains and losses include (1) gains and losses on redemptions of EQAT shares (determined on the identified cost basis) and (2) Trust distributions representing the net realized gains on Trust investment transactions.

    The operations of the Account are included in the consolidated federal income tax return of Equitable Life. Under the provisions of the Policies, Equitable Life has the right to charge the Account for federal income tax attributable to the Account. No charge is currently being made against the Account for such tax since, under current tax law, Equitable Life pays no tax on investment income and capital gains reflected in variable life insurance policy reserves. However, Equitable Life retains the right to charge for any federal income tax incurred which is attributable to the Account if the law is changed. Charges for state and local taxes, if any, attributable to the Account also may be made.

+ Formerly known as Equitable Variable Life Insurance Company Separate Account
  FP.


                                      FSA-25

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 1999

3.  Asset Charges

    Under the Policies, Equitable Life assumes mortality and expense risks and, to cover these risks, charges the daily net assets of the Account currently at annual rates of:


                                       Mortality
                                      and Expense       Mortality      Administrative        Total
                                    --------------    -------------   ---------------    ------------
          Incentive Life,
          Incentive Life 2000,
          Incentive Life Plus
            Second Series,
          Champion 2000 (a)             .60%               --                --               .60%
          IL Plus Original
          Series, IL COLI (b)           .85%               --                --               .85%
          Survivorship
          Incentive Life (a)            .60%               --                --               .60%
          Survivorship 2000 (a)         .90%               --                --               .90%
          IL Protector (a)              .80%               --                --               .80%
          SP Flex (a)                   .85%              .60%             .35%              1.80%

          ----------------------
          (a)  Charged to daily net assets of the Account.
          (b) Charged to Policy Account and is included in Benefits and other policy-related transactions in the Statement of Changes in Net Assets.

    Before amounts are remitted to the Account for Incentive Life, Incentive Life Plus, IL COLI, Survivorship Incentive Life and the Series 2000 Policies, Equitable Life deducts a charge for taxes and either an initial policy fee (Incentive Life) or a premium sales charge (Incentive Life Plus, Survivorship Incentive Life, Incentive Life Sales 1999 and after, and Series 2000 Policies) from premiums. Under SP-Flex, the entire initial premium is allocated to the Account. Before any additional premiums under SP-Flex are allocated to the Account, however, an administrative charge is deducted.

    The amounts attributable to Incentive Life, Incentive Life Plus, IL Protector, IL COLI, and the Series 2000 policyowners' accounts are assessed monthly by Equitable Life for mortality and administrative charges. These charges are withdrawn from the Accounts along with amounts for additional benefits. Under the Policies, amounts for certain policy-related transactions (such as policy loans and surrenders) are transferred out of the Separate Account.

    Included in the Withdrawals and Administrative Charges line of the Statement of Changes in Net Assets are certain administrative charges which are deducted from the policyowners account value.

4.  Amounts Retained by Equitable Life in Separate Account FP

    The amount retained by Equitable Life (surplus) in the Account arises principally from (1) contributions from Equitable Life, (2) mortality and expense charges and administrative charges accumulated in the account, and
    (3) that portion, determined ratably, of the Account's investment results applicable to those assets in the Account in excess of the net assets for the Policies. Amounts retained by Equitable Life are not subject to charges for mortality and expense charges and administrative charges.

    Amounts retained by Equitable Life in the Account may be transferred at any time by Equitable Life to its General Account.

    The following table shows the surplus contributions (withdrawals) by Equitable Life by investment fund:

                                                                                    YEARS ENDED DECEMBER 31,
                                                                        --------------------------------------------------

    VARIABLE INVESTMENT OPTIONS                                             1999               1998               1997
    ---------------------------                                             ----               ----               ----

    FIXED INCOME OPTIONS:

       Alliance Intermediate Government Securities                        $  (194,809)       $  (685,662)      $        --

       Alliance Money Market                                                 (531,900)        (1,591,380)               --

       Alliance Quality Bond                                               (1,882,364)        (1,509,018)               --

       Alliance High Yield                                                  1,254,634         (1,839,368)               --


    + Formerly known as Equitable Variable Life Insurance Company Separate
      Account FP.



                                      FSA-26

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 1999

4.  Amounts Retained by Equitable Life in Separate Account FP (Continued)

                                                                                    YEARS ENDED DECEMBER 31,
                                                                        --------------------------------------------------

    VARIABLE INVESTMENT OPTIONS                                             1999               1998               1997
    ---------------------------                                             ----               ----               ----
    EQUITY OPTIONS:
       Alliance Common Stock                                             $(24,309,506)      $(17,381,053)       $       --
       Alliance Equity Index                                               (4,878,705)        (2,293,340)               --
       Alliance Growth & Income                                            (1,193,588)        (1,285,852)               --
       EQ/Alliance Premier Growth                                             (60,529)                --                --
       Capital Guardian Research                                                   --                 --                --
       Capital Guardian U.S. Equity                                                --                 --                --
       Merrill Lynch Basic Value Equity                                      (196,510)        (1,459,281)        1,200,000
       MFS Growth with Income                                                  29,599                 --                --
       MFS Research                                                          (218,336)        (2,558,541)        2,000,000
       EQ/Putnam Growth & Income Value                                       (177,637)        (1,391,562)        1,200,000
       T. Rowe Price Equity Income                                           (365,303)        (1,667,503)        1,300,000
       Alliance Global                                                     (3,414,228)        (3,632,595)               --
       Alliance International                                                (370,877)          (398,118)               --
       Morgan Stanley Emerging Markets Equity                              (2,019,694)           (21,425)        4,000,000
       T. Rowe Price International Stock                                     (194,106)        (4,170,518)        4,000,000
       Alliance Aggressive Stock                                           (3,284,577)        (6,122,856)               --
       Alliance Small Cap Growth                                             (384,204)        (1,675,446)        1,200,000
       EQ/Evergreen                                                                --                 --                --
       MFS Emerging Growth Companies                                         (713,109)        (2,732,997)        2,000,000
       Warburg Pincus Small Company Value                                    (204,730)          (790,600)          600,000
    ASSET ALLOCATION OPTIONS:
       Alliance Balanced                                                  $(3,060,971)       $(3,367,411)       $       --
       Alliance Conservative Investors                                     (1,439,722)        (1,502,507)               --
       Alliance Growth Investors                                           (6,678,645)        (5,613,223)               --
       EQ/Evergreen Foundation                                                     --                 --                --
       EQ/Putnam Balanced                                                    (119,105)        (2,310,799)        2,000,000
       Merrill Lynch World Strategy                                        (1,018,674)          (861,511)        2,000,000

5.  Distribution and Servicing Agreements

    Equitable Life has entered into Distribution and Servicing Agreements with AXA Advisors, LLC, an affiliate of Equitable Life, and EDI, whereby registered representatives of AXA Advisors, LLC, authorized as variable life insurance agents under applicable state insurance laws, sell the Policies. The registered representatives are compensated on a commission basis by Equitable Life.


+ Formerly known as Equitable Variable Life Insurance Company Separate Account
  FP.


                                      FSA-27

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 1999

6.  Investment Returns

    The tables on the following pages show the gross and net investment returns with respect to the variable investment options for the periods shown. The net return for each variable investment option is based upon beginning and ending net unit value for a policy and is not based on the average net assets in the variable investment option during such period. Gross return is equal to the total return earned by the underlying EQAT investment which is after deduction of EQAT expense.

    The Separate Account rates of return attributable to Incentive Life, Survivorship Incentive Life, Incentive Life 2000, Incentive Life Plus Second Series and Champion 2000 policyowners are different than those attributable to Survivorship 2000, Incentive Life Plus Original Series, IL Protector, IL COLI, and to SP-Flex policyowners because asset charges are deducted at different rates under each policy (see Note 3). The Separate Account rates of return attributable to Incentive Life Sales 1999 and after, Survivorship Incentive Life and Survivorship 2000 for the Alliance Money Market, Alliance Intermediate Government Securities, Alliance Quality Bond, Alliance High Yield, Alliance Growth & Income, Alliance Equity Index, Alliance Common Stock, Alliance Global, Alliance International, Alliance Aggressive, Alliance Small Cap Growth, Alliance Conservative Investors, Alliance Balanced, Alliance Growth Investors are different from other products in the same variable investment option because distribution fees of 0.25% of the average daily assets of the variable investment option are deducted (see
    Note 1).

+ Formerly known as Equitable Variable Life Insurance Company Separate Account
  FP.


                                      FSA-28

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 1999

RATES OF RETURN:
INCENTIVE LIFE,
---------------
INCENTIVE LIFE 2000,
--------------------
INCENTIVE LIFE PLUS SECOND SERIES
---------------------------------
AND CHAMPION 2000*
-----------------


FIXED INCOME OPTIONS:

                                                                                                               APRIL 1 (A) TO
                                      YEARS ENDED DECEMBER 31,                             DECEMBER 31,
ALLIANCE INTERMEDIATE               ------------------------------------------------------------------------------------------
GOVERNMENT SECURITIES               1999      1998     1997     1996     1995     1994      1993     1992           1991
---------------------               ----      ----     ----     ----     ----     ----      ----     ----           ----
Gross return......................  0.02%    7.74%     7.29%    3.78%   13.33%   (4.37)%   10.58%    5.60%         12.26%
Net return........................ (0.46)%   7.10%     6.65%    3.15%   12.65%   (4.95)%    9.88%    4.96%         11.60%


                                                                    YEARS ENDED DECEMBER 31,
                                  ---------------------------------------------------------------------------------------------
ALLIANCE MONEY MARKET               1999      1998     1997     1996     1995     1994      1993     1992     1991     1990
----------------------              ----      ----     ----     ----     ----     ----      ----     ----     ----     ----
Gross return......................  4.96%    5.34%     5.42%    5.33%    5.74%    4.02%    3.00%     3.56%    6.18%    8.24%
Net return........................  4.35%    4.71%     4.79%    4.70%    5.11%    3.39%    2.35%     2.94%    5.55%    7.59%

                                                                                             OCTOBER 1 (A) TO
                                                 YEARS ENDED DECEMBER 31,                      DECEMBER 31,
                                  --------------------------------------------------------  -----------------

ALLIANCE QUALITY BOND               1999      1998     1997     1996     1995     1994            1993
---------------------               ----      ----     ----     ----     ----     ----            ----
Gross return...................... (2.00)%   8.69%     9.14%    5.36%   17.02%   (5.10)%        (0.51)%
Net return........................ (2.59)%   8.03%     8.49%    4.73%   16.32%   (5.67)%        (0.66)%

                                                                    YEARS ENDED DECEMBER 31,
                                  ---------------------------------------------------------------------------------------------
ALLIANCE HIGH YIELD                 1999      1998     1997     1996     1995     1994      1993     1992     1991     1990
------------------                  ----      ----     ----     ----     ----     ----      ----     ----     ----     ----
Gross return...................... (3.35)%  (5.15)%   18.47%   22.89%   19.92%   (2.79)%   23.15%   12.31%   24.46%   (1.12)%
Net return........................ (3.93)%  (5.72)%   17.76%   22.14%   19.20%   (3.37)%   22.41%   11.64%   23.72%   (1.71)%

EQUITY OPTIONS:

                                                                    YEARS ENDED DECEMBER 31,
                                  ---------------------------------------------------------------------------------------------
ALLIANCE COMMON STOCK               1999      1998     1997     1996     1995     1994      1993     1992     1991     1990
-----------------------             ----      ----     ----     ----     ----     ----      ----     ----     ----     ----
Gross return...................... 25.19%    29.39%   29.40%   24.28%   32.45%   (2.14)%   24.84%    3.22%   37.88%   (8.12)%
Net return........................ 24.44%    28.61%   28.44%   23.53%   31.66%   (2.73)%   24.08%    2.60%   37.06%   (8.67)%


                                                                                   SEPTEMBER 30 (A)
                                             YEARS ENDED DECEMBER 31,              TO DECEMBER 31,
                                  -----------------------------------------------  -----------------
ALLIANCE EQUITY INDEX               1999      1998     1997     1996     1995           1994
---------------------               ----      ----     ----     ----     ----           ----
Gross return...................... 20.38%    28.07%   32.58%   22.39%   36.48%          1.08%
Net return........................ 19.66%    27.30%   31.77%   21.65%   35.66%          0.58%


                                                                                             OCTOBER (A) TO
                                               YEARS ENDED DECEMBER 31,                       DECEMBER 31,
                                  --------------------------------------------------------  -----------------
ALLIANCE GROWTH & INCOME            1999      1998     1997     1996     1995     1994            1993
------------------------            ----      ----     ----     ----     ----     ----            ----
Gross return...................... 18.66%    20.86%   26.90%   20.09%   24.07%   (0.58)%        (0.25)%
Net return........................ 17.95%    20.14%   25.99%   19.36%   23.33%   (1.17)%        (0.41)%

-------------------
 + Formerly known as Equitable Variable Life Insurance Company Separate Account FP.
 * Sales of Incentive Life 2000 and Champion 2000 commenced on March 2, 1992. Sales of Incentive Life Plus Second Series commenced on September 15, 1995.
(a) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return and net return reflects performance for the periods indicated, and are not annualized rates of return.
(b) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return reflects performance on an annualized basis. The net return reflects performance for the periods indicated.
(c) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return reflects performance from the Portfolio's commencement date of April 30, 1999 and are not annualized rates of return. The net return reflects performance for the periods indicated.


                                      FSA-29

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 1999

RATES OF RETURN:
INCENTIVE LIFE,
---------------
INCENTIVE LIFE 2000,
--------------------
INCENTIVE LIFE PLUS SECOND SERIES
---------------------------------
AND CHAMPION 2000*
-----------------

EQUITY OPTIONS (CONTINUED):

                                    JUNE 4 (C) TO
                                    DECEMBER 31,
                                   ----------------
EQ/ALLIANCE PREMIER GROWTH               1999
--------------------------               ----
Gross return.......................     18.97%
Net return.........................     18.52%


                                   AUGUST 30 (C) TO
                                     DECEMBER 31,
                                   ----------------
CAPITAL GUARDIAN RESEARCH                1999
-------------------------                ----
Gross return.......................      7.10%
Net return.........................      6.67%

                                  AUGUST 30 (C) TO
                                   DECEMBER 31,
                                  -----------------
CAPITAL GUARDIAN U.S. EQUITY             1999
----------------------------             ----
Gross return......................       3.76%
Net return........................       3.32%

                                                                   MAY 1 (A) TO
                                      YEARS ENDED DECEMBER 31,     DECEMBER 31,
                                  ------------------------------  --------------
MERRILL LYNCH BASIC VALUE EQUITY      1999            1998             1997
--------------------------------      ----            ----             ----
Gross return......................    19.00%         11.59%           16.99%
Net return........................    18.23%         10.91%           16.55%

                                    JUNE 4 (B) TO
                                    DECEMBER 31,
                                  -----------------
MFS GROWTH WITH INCOME                   1999
----------------------                   ----
Gross return......................       8.76%
Net return........................       8.06%

                                                                    MAY 1 (A) to
                                       YEARS ENDED DECEMBER 31,     DECEMBER 31,
                                  ------------------------------  --------------
MFS RESEARCH                          1999            1998             1997
--------------                        ----            ----             ----
Gross return......................    23.12%         24.11%           16.07%
Net return........................    22.38%         23.36%           15.59%

                                                                    MAY 1 (A) to
                                       YEARS ENDED DECEMBER 31,     DECEMBER 31,
                                  ------------------------------  --------------
EQ/PUTNAM GROWTH & INCOME VALUE       1999            1998             1997
-------------------------------       ----            ----             ----
Gross return......................    (1.27)%        12.75%           16.23%
Net return........................    (1.95)%        12.14%           15.75%

-------------------

 + Formerly known as Equitable Variable Life Insurance Company Separate Account FP.
 * Sales of Incentive Life 2000 and Champion 2000 commenced on March 2, 1992. Sales of Incentive Life Plus Second Series commenced on September 15, 1995.
(a) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return and net return reflects performance for the periods indicated, and are not annualized rates of return.
(b) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return reflects performance on an annualized basis. The net return reflects performance for the periods indicated.
(c) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return reflects performance from the Portfolio's commencement date of April 30, 1999 and are not annualized rates of return. The net return reflects performance for the periods indicated.

                                      FSA-30

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 1999

RATES OF RETURN:
INCENTIVE LIFE,
---------------
INCENTIVE LIFE 2000,
--------------------
INCENTIVE LIFE PLUS SECOND SERIES
---------------------------------
AND CHAMPION 2000*
-----------------


EQUITY OPTIONS (CONTINUED):

                                                                   MAY 1 (A) TO
                                      YEARS ENDED DECEMBER 31,     DECEMBER 31,
                                  ------------------------------  -------------
T. ROWE PRICE EQUITY INCOME          1999            1998             1997
---------------------------          ----            ----             ----
Gross return......................   3.54%           9.11%           22.11%
Net return........................   2.93%           8.42%           21.64%

                                                                     YEARS ENDED DECEMBER 31,
                                  -------------------------------------------------------------------------------------------
ALLIANCE GLOBAL                     1999      1998     1997     1996     1995     1994      1993     1992     1991     1990
---------------                     ----      ----     ----     ----     ----     ----      ----     ----     ----     ----
Gross return...................... 38.53%    21.80%   11.66%   14.60%   18.81%    5.23%    32.09%   (0.50)%  30.55%   (6.07)%
Net return........................ 37.70%    21.07%   10.88%   13.91%   18.11%    4.60%    31.33%   (1.10)%  29.77%   (6.63)%


                                                                                                   APRIL 3 (A) TO
                                                    YEARS ENDED DECEMBER 31,                        DECEMBER 31,
                                  ----------------------------------------------------------     -----------------
ALLIANCE INTERNATIONAL                 1999           1998           1997          1996                1995
----------------------                 ----           ----           ----          ----                ----
Gross return......................    37.31%         10.57%        (2.98)%         9.82%              11.29%
Net return........................    36.96%          9.90%        (3.63)%         9.15%              10.79%


                                                                   MAY 1 (A) TO
                                      YEARS ENDED DECEMBER 31      DECEMBER 31,
MORGAN STANLEY EMERGING           -----------------------------  ---------------
MARKETS EQUITY                        1999             1998            1997
--------------                        ----             ----            ----
Gross return......................    95.82%          (27.10)%       (20.16)%
Net return........................    94.57%          (27.46)%       (20.37)%


                                                                   MAY 1 (A) TO
                                     YEARS ENDED DECEMBER 31,      DECEMBER 31,
                                  ------------------------------  --------------
T. ROWE PRICE INTERNATIONAL
STOCK                                 1999            1998             1997
---------------------------           ----            ----             ----
Gross return......................    31.92%         13.68%           (1.49)%
Net return........................    31.08%         13.01%           (1.90)%

                                                                    YEARS ENDED DECEMBER 31,
                                  ---------------------------------------------------------------------------------------------
ALLIANCE AGGRESSIVE STOCK           1999      1998     1997     1996     1995     1994      1993     1992     1991     1990
-------------------------           ----      ----     ----     ----     ----     ----      ----     ----     ----     ----
Gross return...................... 18.84%    0.29%    10.94%   22.20%   31.63%   (3.81)%   16.77%   (3.16)%  86.86%    8.17%
Net return........................ 18.13%   (0.31)%   10.14%   21.46%   30.85%   (4.39)%   16.05%   (3.74)%  85.75%    7.51%

                                                                   MAY 1 (A) TO
                                     YEARS ENDED DECEMBER 31,      DECEMBER 31,
                                  ------------------------------  --------------
ALLIANCE SMALL CAP GROWTH                1999           1998           1997
-------------------------                ----           ----           ----

Gross return......................      27.75%        (4.28)%         26.74%
Net return........................      27.14%        (4.85)%         26.18%

-------------------
 + Formerly known as Equitable Variable Life Insurance Company Separate Account FP.
 * Sales of Incentive Life 2000 and Champion 2000 commenced on March 2, 1992. Sales of Incentive Life Plus Second Series commenced on September 15, 1995.
(a) Date as of which net premiums under the policies were first allocated to the Fund. The gross return and the net return for the periods indicated are not annualized rates of return.
(b) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return reflect performance on an annualized basis. The net return reflects performance for the periods indicated.
(c) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return reflects performance from the Portfolio's commencement date of April 30, 1999 and are not annualized rates of return. The net return reflects performance for the periods indicated.


                                      FSA-31

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 1999

RATES OF RETURN:
INCENTIVE LIFE,
---------------
INCENTIVE LIFE 2000,
--------------------
INCENTIVE LIFE PLUS SECOND SERIES
---------------------------------
AND CHAMPION 2000*
-----------------


EQUITY OPTIONS (CONCLUDED):

                                    JUNE 4 (B) TO
                                    DECEMBER 31,
                                  -----------------
EQ/EVERGREEN                             1999
------------                             ----
Gross return......................       9.70%
Net return........................       9.06%


                                                                   MAY 1 (A) TO
                                     YEARS ENDED DECEMBER 31,      DECEMBER 31,
                                  ------------------------------  --------------
MFS EMERGING GROWTH COMPANIES            1999           1998           1997
-----------------------------            ----           ----           ----
Gross return......................      73.62%         34.57%         22.42%
Net return........................      72.63%         33.71%         21.95%


                                                                   MAY 1 (A) TO
                                     YEARS ENDED DECEMBER 31,      DECEMBER 31,
                                  ------------------------------  --------------
WARBURG PINCUS
SMALL COMPANY VALUE                    1999            1998            1997
-------------------                    ----            ----            ----
Gross return......................     1.80%          (10.02)%        19.15%
Net return........................     1.19%          (10.55)%        18.65%


ASSET ALLOCATION OPTIONS:

                                                                       YEARS ENDED DECEMBER 31,
                                  -------------------------------------------------------------------------------------------
ALLIANCE BALANCED                   1999      1998     1997     1996     1995     1994      1993     1992     1991     1990
-----------------                   ----      ----     ----     ----     ----     ----      ----     ----     ----     ----
Gross return...................... 17.79%    18.11%   15.06%   11.68%   19.75%   (8.02)%   12.28%   (2.84)%  41.26%    0.24 %
Net return........................ 17.09%    17.40%   14.30%   11.00%   19.03%   (8.57)%   11.64%   (3.42)%  40.42%   (0.36)%


                                                                       YEARS ENDED DECEMBER 31,
                                  -------------------------------------------------------------------------------------------
ALLIANCE CONSERVATIVE
INVESTORS                           1999      1998     1997     1996     1995     1994      1993     1992     1991     1990
-----------------------------       ----      ----     ----     ----     ----     ----      ----     ----     ----     ----
Gross return...................... 10.14%   13.88%    13.25%    5.21%   20.40%   (4.10)%   10.76%    5.72%   19.87%    6.37%
Net return........................  9.48%   13.20%    12.55%    4.57%   19.68%   (4.67)%   10.15%    5.09%   19.16%    5.73%

                                                                       YEARS ENDED DECEMBER 31,
                                  -------------------------------------------------------------------------------------------
ALLIANCE GROWTH INVESTORS           1999      1998     1997     1996     1995     1994      1993     1992     1991     1990
-------------------------           ----      ----     ----     ----     ----     ----      ----     ----     ----     ----
Gross return...................... 26.58%    19.13%   16.87%   12.61%   26.37%   (3.15)%   15.26%    4.90%   48.89%   10.66%
Net return........................ 25.82%    18.41%   16.07%   11.93%   25.62%   (3.73)%   14.58%    4.27%   48.01%   10.00%


                                     JUNE 4 (B) TO
                                     DECEMBER 31,
                                  -----------------
EQ/EVERGREEN FOUNDATION                  1999
-----------------------                  ----
Gross return.....................       7.38%
Net return.......................       6.72%

-------------------
+   Formerly known as Equitable Variable Life Insurance Company Separate Account
    FP.
* Sales of Incentive Life 2000 and Champion 2000 commenced on March 2, 1992. Sales of Incentive Life Plus Second Series commenced on September 15, 1995.
(a) Date as of which net premiums under the policies were first allocated to the Fund. The gross return and the net return for the periods indicated are not annualized rates of return.
(b) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return reflect performance on an annualized basis. The net return reflects performance for the periods indicated.
(c) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return reflects performance from the Portfolio's commencement date of April 30, 1999 and are not annualized rates of return. The net return reflects performance for the periods indicated.


                                      FSA-32

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 1999

RATES OF RETURN:
INCENTIVE LIFE,
---------------
INCENTIVE LIFE 2000,
--------------------
INCENTIVE LIFE PLUS SECOND SERIES
---------------------------------
AND CHAMPION 2000*
-----------------

ASSET ALLOCATION OPTIONS (CONCLUDED):


                                                                    MAY 1 (A) TO
                                     YEARS ENDED DECEMBER 31,       DECEMBER 31,
                                  ------------------------------  --------------
EQ/PUTNAM BALANCED                    1999            1998             1997
------------------                    ----            ----             ----
Gross return......................     0.01%         11.92%           14.38%
Net return........................    (0.56)%        11.14%           14.02%

                                                                    MAY 1 (A) TO
                                        YEARS ENDED DECEMBER 31,    DECEMBER 31,
                                  ------------------------------  --------------
MERRILL LYNCH WORLD STRATEGY          1999            1998             1997
----------------------------          ----            ----             ----
Gross return......................    21.35%          6.81%            4.70%
Net return........................    20.62%          6.18%            4.29%

-------------------
 + Formerly known as Equitable Variable Life Insurance Company Separate Account FP.
 * Sales of Incentive Life 2000 and Champion 2000 commenced on March 2, 1992. Sales of Incentive Life Plus Second Series commenced on September 15, 1995.
(a) Date as of which net premiums under the policies were first allocated to the Fund. The gross return and the net return for the periods indicated are not annualized rates of return.
(b) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return reflect performance on an annualized basis. The net return reflects performance for the periods indicated.
(c) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return reflects performance from the Portfolio's commencement date of April 30, 1999 and are not annualized rates of return. The net return reflects performance for the periods indicated.



                                      FSA-33

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 1999

RATES OF RETURN:
INCENTIVE LIFE SALES 1999 AND AFTER
------------------------------------
SURVIVORSHIP INCENTIVE LIFE*
---------------------------

FIXED INCOME OPTIONS:

                                     JUNE 4 (B) TO
                                     DECEMBER 31,
                                  -----------------
ALLIANCE INTERMEDIATE
GOVERNMENT SECURITIES                    1999
----------------------                   ----
Gross return......................      (0.23)%
Net return........................       0.32%

                                    JUNE 4 (B) TO
                                    DECEMBER 31,
                                  -----------------
ALLIANCE MONEY MARKET                    1999
---------------------                    ----
Gross return......................       4.71%
Net return........................       4.10%

                                   JUNE 4 (B) TO
                                   DECEMBER 31,
                                  -----------------
ALLIANCE QUALITY BOND                    1999
---------------------                    ----
Gross return......................      (2.25)%
Net return........................      (0.95)%

                                   JUNE 4 (B) TO
                                   DECEMBER 31,
                                  -----------------
ALLIANCE HIGH YIELD                      1999
------------------                       ----
Gross return......................      (3.58)%
Net return........................      (4.16)%


EQUITY OPTIONS:

                                    JUNE 4 (B) TO
                                    DECEMBER 31,
                                  -----------------
ALLIANCE COMMON STOCK                   1999
---------------------                   ----
Gross return......................      24.88%
Net return........................      24.13%

                                     JUNE 4 (B) TO
                                     DECEMBER 31,
                                  -----------------
ALLIANCE EQUITY INDEX                   1999
---------------------                   ----
Gross return......................      20.08%
Net return........................       9.66%

                                     JUNE 4 (B) TO
                                     DECEMBER 31,
                                  -----------------
ALLIANCE GROWTH & INCOME                 1999
------------------------                 ----
Gross return......................      18.37%
Net return........................       6.33%

-------------------
 + Formerly known as Equitable Variable Life Insurance Company Separate Account FP.
 * Sales of Incentive Life 2000 and Champion 2000 commenced on March 2, 1992. Sales of Incentive Life Plus Second Series commenced on September 15, 1995.
(a) Date as of which net premiums under the policies were first allocated to the Fund. The gross return and the net return for the periods indicated are not annualized rates of return.
(b) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return reflect performance on an annualized basis. The net return reflects performance for the periods indicated.
(c) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return reflects performance from the Portfolio's commencement date of April 30, 1999 and are not annualized rates of return. The net return reflects performance for the periods indicated.



                                      FSA-34

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 1999

RATES OF RETURN:
INCENTIVE LIFE SALES 1999 AND AFTER,
------------------------------------
SURVIVORSHIP INCENTIVE LIFE*
---------------------------


EQUITY OPTIONS (CONTINUED):

                                    JUNE 4 (C) TO
                                    DECEMBER 31,
                                  -----------------
EQ/ALLIANCE PREMIER GROWTH              1999
--------------------------              ----
Gross return......................      18.97%
Net return........................      18.52%

                                   AUGUST 30 (C) TO
                                    DECEMBER 31,
                                  -----------------
CAPITAL GUARDIAN RESEARCH                1999
-------------------------                ----
Gross return......................       7.10%
Net return........................       6.67%

                                  AUGUST 30 (C) TO
                                   DECEMBER 31,
                                  -----------------
CAPITAL GUARDIAN U.S. EQUITY            1999
----------------------------            ----
Gross return......................       3.76%
Net return........................       3.32%

                                    JUNE 4 (B) TO
                                    DECEMBER 31,
                                  -----------------
MERRILL LYNCH BASIC VALUE EQUITY        1999
--------------------------------        ----

Gross return......................      19.00%
Net return........................      18.23%

                                    JUNE 4 (B) TO
                                    DECEMBER 31,
                                  -----------------
MFS GROWTH WITH INCOME                  1999
----------------------                  ----
Gross return......................      8.76%
Net return........................      8.06%

                                     JUNE 4 (B) TO
                                     DECEMBER 31,
                                  -----------------
MFS RESEARCH                            1999
------------                            ----
Gross return......................      23.12%
Net return........................      22.38%

                                    JUNE 4 (B) TO
                                    DECEMBER 31,
                                  -----------------
EQ/PUTNAM GROWTH & INCOME VALUE         1999
-------------------------------         ----
Gross return......................     (1.27)%
Net return........................     (1.95)%

-------------------
 + Formerly known as Equitable Variable Life Insurance Company Separate Account FP.
 * Sales of Incentive Life 2000 and Champion 2000 commenced on March 2, 1992. Sales of Incentive Life Plus Second Series commenced on September 15, 1995.
(a) Date as of which net premiums under the policies were first allocated to the Fund. The gross return and the net return for the periods indicated are not annualized rates of return.
(b) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return reflect performance on an annualized basis. The net return reflects performance for the periods indicated.
(c) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return reflects performance from the Portfolio's commencement date of April 30, 1999 and are not annualized rates of return. The net return reflects performance for the periods indicated.


                                      FSA-35

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 1999

RATES OF RETURN:
INCENTIVE LIFE SALES 1999 AND AFTER
-----------------------------------
SURVIVORSHIP INCENTIVE LIFE*
---------------------------
EQUITY OPTIONS (CONTINUED):

                                       JUNE 4 (B) TO
                                       DECEMBER 31,
                                       --------------
T. ROWE PRICE EQUITY INCOME                 1999
---------------------------                 ----
Gross return...........................     3.54%
Net return.............................     2.93%

                                        JUNE 4 (B) TO
                                        DECEMBER 31,
                                       --------------
ALLIANCE GLOBAL                             1999
---------------                             ----
Gross return...........................    38.17%
Net return.............................    27.23%

                                       JUNE 4 (B) TO
                                       DECEMBER 31,
                                       --------------
ALLIANCE INTERNATIONAL                      1999
---------------------                       ----
Gross return...........................    36.90%
Net return.............................    34.41%


                                        JUNE 4 (B) TO
                                        DECEMBER 31,
                                       --------------
MORGAN STANLEY EMERGING MARKETS EQUITY      1999
--------------------------------------      ----
Gross return...........................    95.82%
Net return.............................    94.57%


                                       JUNE 4 (B) TO
                                       DECEMBER 31,
                                       --------------
T. ROWE PRICE INTERNATIONAL STOCK           1999
---------------------------------           ----
Gross return...........................    31.92%
Net return.............................    31.08%


                                        JUNE 4 (B) TO
                                        DECEMBER 31,
                                       --------------
ALLIANCE AGGRESSIVE STOCK                   1999
-------------------------                   ----
Gross return...........................    18.55%
Net return.............................    17.83%

-------------------
 + Formerly known as Equitable Variable Life Insurance Company Separate Account FP.
 * Sales of Incentive Life 2000 and Champion 2000 commenced on March 2, 1992. Sales of Incentive Life Plus Second Series commenced on September 15, 1995.
(a) Date as of which net premiums under the policies were first allocated to the Fund. The gross return and the net return for the periods indicated are not annualized rates of return.
(b) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return reflect performance on an annualized basis. The net return reflects performance for the periods indicated.
(c) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return reflects performance from the Portfolio's commencement date of April 30, 1999 and are not annualized rates of return. The net return reflects performance for the periods indicated.


                                      FSA-36

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 1999

RATES OF RETURN:
INCENTIVE LIFE SALES 1999 AND AFTER,
------------------------------------
SURVIVORSHIP INCENTIVE LIFE*
---------------------------
EQUITY OPTIONS (CONCLUDED):


                                        JUNE 4 (B) TO
                                         DECEMBER 31,
                                       --------------
ALLIANCE SMALL CAP GROWTH                   1999
-------------------------                   ----
Gross return...........................    27.46%
Net return.............................    26.86%


                                        JUNE 4 (B) TO
                                         DECEMBER 31,
                                       --------------
EQ/EVERGREEN                                1999
------------                                ----
Gross return...........................     9.70%
Net return.............................     9.06%


                                        JUNE 4 (B) TO
                                         DECEMBER 31,
                                       --------------
MFS EMERGING GROWTH COMPANIES               1999
-----------------------------               ----
Gross return...........................    73.62%
Net return.............................    72.63%


                                        JUNE 4 (B) TO
                                         DECEMBER 31,
                                       --------------
WARBURG PINCUS SMALL COMPANY VALUE          1999
----------------------------------          ----
Gross return...........................     1.80%
Net return.............................     1.19%

-------------------
+   Formerly known as Equitable Variable Life Insurance Company Separate Account
    FP.
* Sales of Incentive Life 2000 and Champion 2000 commenced on March 2, 1992. Sales of Incentive Life Plus Second Series commenced on September 15, 1995.
(a) Date as of which net premiums under the policies were first allocated to the Fund. The gross return and the net return for the periods indicated are not annualized rates of return.
(b) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return reflect performance on an annualized basis. The net return reflects performance for the periods indicated.
(c) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return reflects performance from the Portfolio's commencement date of April 30, 1999 and are not annualized rates of return. The net return reflects performance for the periods indicated.


                                      FSA-37

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 1999

RATES OF RETURN:
INCENTIVE LIFE SALES 1999 AND AFTER,
------------------------------------
SURVIVORSHIP INCENTIVE LIFE*
---------------------------

ASSET ALLOCATION OPTIONS:


                                    JUNE 4 (B) TO
                                    DECEMBER 31,
                                  -----------------
ALLIANCE BALANCED                        1999
-----------------                        ----
Gross return......................      17.50%
Net return........................      10.98%



                                    JUNE 4 (B) TO
                                     DECEMBER 31,
                                  -----------------
ALLIANCE CONSERVATIVE INVESTORS         1999
-------------------------------         ----
Gross return......................      9.87%
Net return........................      5.79%


                                    JUNE 4 (B) TO
                                     DECEMBER 31,
                                  -----------------
ALLIANCE GROWTH INVESTORS               1999
-------------------------               ----
Gross return......................     26.27%
Net return........................     15.36%


                                    JUNE 4 (B) TO
                                     DECEMBER 31,
                                  -----------------
EQ/EVERGREEN FOUNDATION                 1999
-----------------------                 ----
Gross return......................      7.38%
Net return........................      6.72%


                                    JUNE 4 (B) TO
                                     DECEMBER 31,
                                  -----------------
EQ/PUTNAM BALANCED                      1999
--------------------                    ----
Gross return......................      0.01%
Net return........................     (0.56)%


                                    JUNE 4 (B) TO
                                     DECEMBER 31,
                                  -----------------
MERRILL LYNCH WORLD STRATEGY            1999
----------------------------            ----
Gross return......................     21.35%
Net return........................     20.62%

-------------------
 + Formerly known as Equitable Variable Life Insurance Company Separate Account FP.
 * Sales of Incentive Life 2000 and Champion 2000 commenced on March 2, 1992. Sales of Incentive Life Plus Second Series commenced on September 15, 1995.
(a) Date as of which net premiums under the policies were first allocated to the Fund. The gross return and the net return for the periods indicated are not annualized rates of return.
(b) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return reflect performance on an annualized basis. The net return reflects performance for the periods indicated.
(c) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return reflects performance from the Portfolio's commencement date of April 30, 1999 and are not annualized rates of return. The net return reflects performance for the periods indicated.



                                      FSA-38

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 1999

RATES OF RETURN:
SURVIVORSHIP 2000
-----------------

FIXED INCOME OPTIONS:

                                                                                                                  AUGUST 17 (A) TO
                                                                  YEARS ENDED DECEMBER 31,                          DECEMBER 31,
                                               ----------------------------------------------------------------  -----------------
ALLIANCE INTERMEDIATE GOVERNMENT SECURITIES     1999     1998      1997     1996     1995     1994     1993           1992
-------------------------------------------     ----     ----      ----     ----     ----     ----     ----           ----
Gross return..................................  0.02%    7.74%    7.29%     3.78%   13.33%   (4.37)%  10.58%         0.90%
Net return.................................... (0.76)%   6.78%    6.33%     2.84%   12.31%   (5.23)%   9.55%         0.56%


                                                                                                                  AUGUST 17 (A) TO
                                                                                                                       TO
                                                                  YEARS ENDED DECEMBER 31,                        DECEMBER 31,
                                               ----------------------------------------------------------------  -----------------
ALLIANCE MONEY MARKET                           1999     1998      1997     1996     1995     1994     1993           1992
---------------------                           ----     ----      ----     ----     ----     ----     ----           ----
Gross return..................................  4.96%    5.34%    5.42%     5.33%    5.74%    4.02%    3.00%         1.11%
Net return....................................  4.04%    4.39%    4.47%     4.38%    4.80%    3.08%    2.04%         0.77%


                                                                                                         OCTOBER 1 (A) TO
                                                             YEARS ENDED DECEMBER 31,                       DECEMBER 31,
                                               -------------------------------------------------------  -----------------
ALLIANCE QUALITY BOND                           1999     1998      1997     1996     1995     1994            1993
---------------------                           ----     ----      ----     ----     ----     ----            ----
Gross return.................................. (2.00)%   8.69%    9.14%     5.36%   17.02%   (5.10)%        (0.51)%
Net return.................................... (2.88)%   7.71%    8.16%     4.41%   15.97%   (5.95)%        (0.73)%


                                                                                                                 AUGUST 17 (A) TO
                                                                  YEARS ENDED DECEMBER 31,                         DECEMBER 31,
                                               ----------------------------------------------------------------  ----------------
ALLIANCE HIGH YIELD                             1999     1998      1997     1996     1995     1994     1993           1992
-------------------                             ----     ----      ----     ----     ----     ----     ----           ----
Gross return.................................. (3.35)%  (5.15)%   18.47%   22.89%   19.92%   (2.79)%  23.15%         1.84%
Net return.................................... (4.22)%  (6.00)%   17.40%   21.77%   18.84%   (3.66)%  22.04%         1.50%


EQUITY OPTIONS:

                                                                                                                  AUGUST 17 (A) TO
                                                                    YEARS ENDED DECEMBER 31,                        DECEMBER 31,
                                               ----------------------------------------------------------------  -----------------
ALLIANCE COMMON STOCK                           1999     1998      1997     1996     1995     1994     1993           1992
----------------------                          ----     ----      ----     ----     ----     ----     ----           ----
Gross return.................................. 25.19%   29.39%    29.40%   24.28%   32.45%   (2.14)%  24.84%         5.28%
Net return.................................... 24.07%   28.22%    28.06%   23.15%   31.26%   (3.02)%  23.70%         4.93%


                                                                                                                MARCH 1 (A) TO
                                                                      YEARS ENDED DECEMBER 31,                   DECEMBER 31,
                                                ------------------------------------------------------------  -----------------
ALLIANCE EQUITY INDEX                             1999        1998        1997        1996         1995             1994
--------------------                             ----        ----        ----        ----         ----             ----
Gross return..................................   20.38%      28.07%      32.58%      22.39%       36.48%           1.08%
Net return....................................   19.30%      26.92%      31.38%      21.28%       35.26%           0.33%


                                                                                                        OCTOBER 1 (A) TO
                                                                       YEARS ENDED DECEMBER 31,           DECEMBER 31,
                                               -------------------------------------------------------  -----------------
ALLIANCE GROWTH & INCOME                        1999     1998      1997     1996     1995     1994            1993
------------------------                        ----     ----      ----     ----     ----     ----            ----
Gross return.................................. 18.66%   20.86%    26.90%   20.09%   24.07%   (0.58)%        (0.25)%
Net return.................................... 17.60%   19.78%    25.61%   19.00%   22.96%   (1.47)%        (0.48)%

-------------------
 + Formerly known as Equitable Variable Life Insurance Company Separate Account FP.
 * Sales of Incentive Life 2000 and Champion 2000 commenced on March 2, 1992. Sales of Incentive Life Plus Second Series commenced on September 15, 1995.
(a) Date as of which net premiums under the policies were first allocated to the Fund. The gross return and the net return for the periods indicated are not annualized rates of return.
(b) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return reflect performance on an annualized basis. The net return reflects performance for the periods indicated.
(c) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return reflects performance from the Portfolio's commencement date of April 30, 1999 and are not annualized rates of return. The net return reflects performance for the periods indicated.



                                      FSA-39

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 1999

RATES OF RETURN:
SURVIVORSHIP 2000
-----------------

EQUITY OPTIONS (CONTINUED):

                                                JUNE 4 (C) TO
                                                DECEMBER 31,
                                              -----------------
EQ/ALLIANCE PREMIER GROWTH                           1999
--------------------------                           ----
Gross return..................................      18.97%
Net return....................................      18.28%

                                               AUGUST 30 (C) TO
                                                 DECEMBER 31,
                                              -----------------
CAPITAL GUARDIAN RESEARCH                            1999
-------------------------                            ----
Gross return..................................       7.10%
Net return....................................       6.46%

                                               AUGUST 30 (C) TO
                                                 DECEMBER 31,
                                              -----------------
CAPITAL GUARDIAN U.S. EQUITY                         1999
--------------------------                           ----
Gross return..................................       3.76%
Net return....................................       3.11%


                                                                               MAY 1 (A) TO
                                                  YEARS ENDED DECEMBER 31,     DECEMBER 31,
                                              ------------------------------  --------------
MERRILL LYNCH BASIC VALUE EQUITY                  1999            1998             1997
--------------------------------                  ----            ----             ----
Gross return..................................    19.00%         11.59%           16.99%
Net return....................................    17.87%         10.58%           16.32%



                                                JUNE 4 (B) TO
                                                DECEMBER 31,
                                              -----------------
MFS GROWTH WITH INCOME                               1999
----------------------                               ----
Gross return..................................       8.76%
Net return....................................       7.74%


                                                                                MAY 1 (A) TO
                                                 YEARS ENDED DECEMBER 31,      DECEMBER 31,
                                              ------------------------------  --------------
MFS RESEARCH                                      1999            1998            1997
------------                                      ----            ----            ----
Gross return..................................    23.12%         24.11%           16.07%
Net return....................................    22.01%         22.99%           15.36%


                                                                               MAY 1 (A) TO
                                                 YEARS ENDED DECEMBER 31,      DECEMBER 31,
                                              ------------------------------  --------------
EQ/PUTNAM GROWTH & INCOME VALUE                   1999            1998            1997
-------------------------------                   ----            ----            ----
Gross return..................................    (1.27)%        12.75%           16.23%
Net return....................................    (2.25)%        11.81%           15.52%


                                                                               MAY 1 (A) TO
                                                 YEARS ENDED DECEMBER 31,      DECEMBER 31,
                                              ------------------------------  --------------
T. ROWE PRICE EQUITY INCOME FUND                  1999            1998            1997
--------------------------------                  ----            ----            ----
Gross return..................................    3.54%           9.11%           22.11%
Net return....................................    2.62%           8.09%           21.40%

-------------------
 + Formerly known as Equitable Variable Life Insurance Company Separate Account FP.
 * Sales of Incentive Life 2000 and Champion 2000 commenced on March 2, 1992. Sales of Incentive Life Plus Second Series commenced on September 15, 1995.
(a) Date as of which net premiums under the policies were first allocated to the Fund. The gross return and the net return for the periods indicated are not annualized rates of return.
(b) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return reflect performance on an annualized basis. The net return reflects performance for the periods indicated.
(c) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return reflects performance from the Portfolio's commencement date of April 30, 1999 and are not annualized rates of return. The net return reflects performance for the periods indicated.


                                      FSA-40

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 1999

RATES OF RETURN:
SURVIVORSHIP 2000
-----------------

EQUITY OPTIONS (CONTINUED):

                                                                                                                AUGUST 17 (A) TO
                                                                   YEARS ENDED DECEMBER 31,                       DECEMBER 31,
                                               -------------------------------------------------------------    ----------------
ALLIANCE GLOBAL                                 1999     1998     1997     1996     1995      1994     1993          1992
---------------                                 ----     ----     ----     ----     ----      ----     ----          ----
Gross return.................................  38.53%   21.80%    11.66%   14.60%   18.81%    5.23%   32.09%         4.87%
Net return...................................  37.28%   20.70%    10.54%   13.56%   17.75%    4.29%   30.93%        44.52%

                                                                                                    APRIL 3 (A) TO
                                                                   YEARS ENDED DECEMBER 31,          DECEMBER 31,
                                               --------------------------------------------------  ----------------
ALLIANCE
INTERNATIONAL                                     1999           1998        1997        1996            1995
-------------                                     ----           ----        ----        ----            ----
Gross return.................................     37.31%        10.57%      (2.98)%      9.82%          11.29%
Net return...................................     36.55%         9.57%      (3.93)%      8.82%          10.55%

                                                                              AUGUST 1 (A) TO
                                                 YEARS ENDED DECEMBER 31,      DECEMBER 31,
                                               -----------------------------  ---------------
MORGAN STANLEY EMERGING MARKETS EQUITY            1999            1998            1997
--------------------------------------            ----            ----            ----
Gross return..................................    95.82%        (27.10)%        (20.16)%
Net return....................................    93.98%        (27.68)%        (20.46)%

                                                                              MAY 1 (A) TO
                                                  YEARS ENDED DECEMBER 31,    DECEMBER 31,
                                              ------------------------------  ------------
T. ROWE PRICE INTERNATIONAL STOCK                  1999           1998             1997
---------------------------------                  ----           ----             ----
Gross return..................................    31.92%         13.68%           (1.49)%
Net return....................................    30.68%         12.67%           (2.10)%

                                                                                                                  MARCH 1 (A) TO
                                                                  YEARS ENDED DECEMBER 31,                         DECEMBER 31,
                                               ----------------------------------------------------------------   --------------
ALLIANCE AGGRESSIVE STOCK                       1999     1998      1997     1996     1995     1994     1993           1992
-------------------------                       ----     ----      ----     ----     ----     ----     ----           ----
Gross return.................................. 18.84%    0.29%    10.94%   22.20%   31.63%   (3.81)%  16.77%         11.49%
Net return.................................... 17.77%   (0.62)%    9.81%   21.09%   30.46%   (4.68)%  15.70%         11.11%


                                                                              MAY 1 (A) TO
                                                 YEARS ENDED DECEMBER 31,     DECEMBER 31,
                                              ------------------------------  -------------
ALLIANCE SMALL CAP GROWTH                         1999            1998            1997
-------------------------                         ----            ----            ----
Gross return..................................    27.75%         (4.28)%         26.74%
Net return....................................    26.76%         (5.14)%         25.92%

                                                JUNE 4 (B) TO
                                                 DECEMBER 31,
                                              -----------------
EQ/EVERGREEN                                       1999
------------                                       ----
Gross return..................................     9.70%
Net return....................................     8.73%

                                                                              MAY 1 (A) TO
                                                 YEARS ENDED DECEMBER 31,     DECEMBER 31,
                                              ------------------------------  -------------
MFS EMERGING GROWTH COMPANIES                      1999             1998          1997
-----------------------------                      ----             ----          ----
Gross return..................................    73.62%           34.57%         22.42%
Net return....................................    72.11%           33.31%         21.70%

-------------------
 + Formerly known as Equitable Variable Life Insurance Company Separate Account FP.
 * Sales of Incentive Life 2000 and Champion 2000 commenced on March 2, 1992. Sales of Incentive Life Plus Second Series commenced on September 15, 1995.
(a) Date as of which net premiums under the policies were first allocated to the Fund. The gross return and the net return for the periods indicated are not annualized rates of return.
(b) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return reflect performance on an annualized basis. The net return reflects performance for the periods indicated.
(c) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return reflects performance from the Portfolio's commencement date of April 30, 1999 and are not annualized rates of return. The net return reflects performance for the periods indicated.



                                      FSA-41

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 1999
RATES OF RETURN:

SURVIVORSHIP 2000
-----------------


EQUITY OPTIONS (CONCLUDED):

                                                                              MAY 1 (A) TO
                                                 YEARS ENDED DECEMBER 31,     DECEMBER 31,
                                              ------------------------------  -------------
WARBURG PINCUS SMALL COMPANY VALUE                1999            1998            1997
----------------------------------                ----            ----            ----
Gross return..................................    1.80%          (10.02)%        19.15%
Net return....................................    0.88%          (10.82)%        18.41%


ASSET ALLOCATION OPTIONS:

                                                                                                                 AUGUST 17 (A) TO
                                                                  YEARS ENDED DECEMBER 31,                         DECEMBER 31,
                                               ----------------------------------------------------------------  ----------------
ALLIANCE BALANCED                               1999     1998     1997     1996     1995      1994     1993           1992
-----------------                               ----     ----     ----     ----     ----      ----     ----           ----
Gross return.................................. 17.79%   18.11%    15.06%   11.68%   19.75%   (8.02)%  12.28%          5.37%
Net return.................................... 16.73%   17.05%    13.96%   10.67%   18.68%   (8.84)%  11.30%          5.02%

                                                                                                                 AUGUST 17 (A) TO
                                                                  YEARS ENDED DECEMBER 31,                         DECEMBER 31,
                                               ----------------------------------------------------------------  ----------------
ALLIANCE CONSERVATIVE INVESTORS                 1999     1998      1997     1996     1995     1994      1993         1992
-------------------------------                 ----     ----      ----     ----     ----     ----      ----         ----
Gross return.................................. 10.14%   13.88%    13.25%    5.21%   20.40%   (4.10)%   10.76%        1.38%
Net return....................................  9.15%   12.85%    12.21%    4.26%   19.32%   (4.96)%    9.81%        1.04%

                                                                                                                 AUGUST 17 (A) TO
                                                                  YEARS ENDED DECEMBER 31,                         DECEMBER 31,
                                               ----------------------------------------------------------------  ----------------
ALLIANCE GROWTH INVESTORS                       1999     1998     1997     1996      1995     1994     1993           1992
-------------------------                       ----     ----     ----     ----      ----     ----     ----           ----
Gross return.................................. 26.58%   19.13%    16.87%   12.61%   26.37%   (3.15)%  15.26%         6.89%
Net return.................................... 25.44%   18.06%    15.72%   11.59%   25.24%   (4.02)%  14.24%         6.53%

                                                JUNE 4 (B) TO
                                                 DECEMBER 31,
                                               ----------------
EQ/EVERGREEN FOUNDATION                              1999
-----------------------                              ----
Gross return..................................       7.38%
Net return....................................       6.14%

                                                                              MAY 1 (A) TO
                                                 YEARS ENDED DECEMBER 31,     DECEMBER 31,
                                              ------------------------------  -------------
EQ/PUTNAM BALANCED                                 1999            1998            1997
------------------                                 ----            ----            ----
Gross return..................................     0.01%           11.92%         14.38%
Net return....................................    (0.86)%          10.81%         13.79%

                                                                              MAY 1 (A) TO
                                                 YEARS ENDED DECEMBER 31,     DECEMBER 31,
                                              ------------------------------  -------------
MERRILL LYNCH WORLD STRATEGY                       1999             1998           1997
----------------------------                       ----             ----           ----
Gross return..................................    21.35%            6.81%          4.70%
Net return....................................    20.25%            5.86%          4.08%

-------------------
 + Formerly known as Equitable Variable Life Insurance Company Separate Account FP.
 * Sales of Incentive Life 2000 and Champion 2000 commenced on March 2, 1992. Sales of Incentive Life Plus Second Series commenced on September 15, 1995.
(a) Date as of which net premiums under the policies were first allocated to the Fund. The gross return and the net return for the periods indicated are not annualized rates of return.

(b) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return reflect performance on an annualized basis. The net return reflects performance for the periods indicated.
(c) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return reflects performance from the Portfolio's commencement date of April 30, 1999 and are not annualized rates of return. The net return reflects performance for the periods indicated.


                                      FSA-42

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 1999

RATES OF RETURN:
INCENTIVE LIFE PLUS ORIGINAL SERIES*(B)
---------------------------------------


FIXED INCOME OPTIONS:


                                                                      YEARS ENDED DECEMBER 31,
                                          ------------------------------------------------------------------------------------
ALLIANCE INTERMEDIATE GOVERNMENT
SECURITIES                                      1999             1998             1997             1996             1995
--------------------------------                ----             ----             ----             ----             ----
Gross return .........................          0.02%            7.74%            7.29%            3.78%           13.31%
Net return ...........................          0.02%            7.74%            7.29%            3.78%           13.31%

ALLIANCE MONEY MARKET
----------------------
Gross return .........................          4.96%            5.34%            5.42%            5.33%            5.69%
Net return ...........................          4.96%            5.34%            5.42%            5.33%            5.69%

ALLIANCE QUALITY BOND
---------------------
Gross return .........................         (2.00)%           8.69%            9.14%            5.36%           17.13%
Net return ...........................         (2.00)%           8.69%            9.14%            5.36%           17.13%

ALLIANCE HIGH YIELD
-------------------
Gross return .........................         (3.35)%          (5.15)%          18.47%           22.89%           19.95%
Net return ...........................         (3.35)%          (5.15)%          18.47%           22.89%           19.95%


EQUITY OPTIONS:

                                                                      YEARS ENDED DECEMBER 31,
                                          ------------------------------------------------------------------------------------
ALLIANCE COMMON STOCK                           1999             1998             1997             1996             1995
---------------------                           ----             ----             ----             ----             ----
Gross return .........................         25.19%           29.39%           29.40%           24.28%           33.07%
Net return ...........................         25.19%           29.39%           29.40%           24.28%           33.07%

ALLIANCE EQUITY INDEX
---------------------
Gross return .........................         20.38%           28.07%           32.57%           22.38%           36.53%
Net return ...........................         20.38%           28.07%           32.57%           22.38%           36.53%

ALLIANCE GROWTH & INCOME
------------------------
Gross return .........................         18.66%           20.86%           26.90%           20.09%           24.38%
Net return ...........................         18.66%           20.86%           26.90%           20.09%           24.38%


                                            JUNE 4 (C) TO
                                            DECEMBER 31,
                                          ------------------
EQ/ALLIANCE PREMIER GROWTH                      1999
--------------------------                      ----
Gross return .........................         18.97%
Net return ...........................         19.55%


-------------------
 + Formerly known as Equitable Variable Life Insurance Company Separate Account FP.
 * Sales of Incentive Life Plus Original Series commenced on January 6, 1995. Date as of which net premiums under the policies were first allocated to the variable investment option. The returns for the periods indicated are not annual rates of return. There are no Separate Account asset charges for this policy and therefore the gross and net rates of return are the same. The rate of return for the year ended December 31, 1995 indicated is not an annualized rate of return.
(a) Date as of which net premiums under the policies were first allocated to the Fund. The gross return and the net return for the periods indicated are not annualized rates of return.
(b) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return reflect performance on an annualized basis. The net return reflects performance for the periods indicated.
(c) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return reflects performance from the Portfolio's commencement date of April 30, 1999 and are not annualized rates of return. The net return reflects performance for the periods indicated.


                                      FSA-43

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 1999

RATES OF RETURN:
INCENTIVE LIFE PLUS ORIGINAL SERIES*(B)
---------------------------------------


EQUITY OPTIONS (CONTINUED):


                                           AUGUST 30 (C) TO
                                             DECEMBER 31,
                                          ------------------
CAPITAL GUARDIAN RESEARCH                       1999
-------------------------                       ----
Gross return .........................          7.10%
Net return ...........................          8.04%

CAPITAL GUARDIAN U.S. EQUITY
----------------------------
Gross return .........................          3.76%
Net return ...........................          3.56%


                                                                              MAY 1 (A) TO
                                             YEARS ENDED DECEMBER 31,         DECEMBER 31,
                                        -----------------------------------  ---------------
MERRILL LYNCH BASIC VALUE EQUITY               1999             1998               1997
--------------------------------               ----             ----               ----
Gross return .........................         19.00%           11.59%             17.02%
Net return ...........................         19.00%           11.59%             17.02%


                                          JUNE 4 (B) TO
                                          DECEMBER 31,
                                        ------------------
MFS GROWTH WITH INCOME                         1999
----------------------                         ----
Gross return .........................         8.76%
Net return ...........................         3.50%


                                                                              MAY 1 (A) TO
                                             YEARS ENDED DECEMBER 31,         DECEMBER 31,
                                        -----------------------------------  ---------------
MFS RESEARCH                                   1999             1998               1997
------------                                   ----             ----               ----
Gross return .........................         23.12%           24.11%             16.05%
Net return ...........................         23.12%           24.11%             16.05%

EQ/PUTNAM GROWTH & INCOME VALUE
-------------------------------
Gross return .........................         (1.27)%          12.75%             14.48%
Net return ...........................         (1.27)%          12.75%             14.48%

T. ROWE PRICE EQUITY INCOME
---------------------------
Gross return .........................          3.54%            9.11%             22.13%
Net return ...........................          3.54%            9.11%             22.13%

-------------------
 + Formerly known as Equitable Variable Life Insurance Company Separate Account FP.
 * Sales of Incentive Life Plus Original Series commenced on January 6, 1995. Date as of which net premiums under the policies were first allocated to the variable investment option. The returns for the periods indicated are not annual rates of return. There are no Separate Account asset charges for this policy and therefore the gross and net rates of return are the same. The rate of return for the year ended December 31, 1995 indicated is not an annualized rate of return.
(a) Date as of which net premiums under the policies were first allocated to the Fund. The gross return and the net return for the periods indicated are not annualized rates of return.
(b) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return reflect performance on an annualized basis. The net return reflects performance for the periods indicated.
(c) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return reflects performance from the Portfolio's commencement date of April 30, 1999 and are not annualized rates of return. The net return reflects performance for the periods indicated.


                                      FSA-44

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 1999

RATES OF RETURN:
INCENTIVE LIFE PLUS ORIGINAL SERIES*(B)
---------------------------------------


EQUITY OPTIONS (CONTINUED):


                                                                      YEARS ENDED DECEMBER 31,
                                        --------------------------------------------------------------------------------------
ALLIANCE GLOBAL                                1999             1998             1997             1996             1995
---------------                                ----             ----             ----             ----             ----
Gross return .........................         38.53%           21.80%           11.66%           14.60%           19.38%
Net return ...........................         38.53%           21.80%           11.66%           14.60%           19.38%


                                                                                                    APRIL 30 (A) TO
                                                     YEARS ENDED DECEMBER 31,                         DECEMBER 31,
                                        ---------------------------------------------------   --------------------------------
ALLIANCE INTERNATIONAL                          1999             1998             1997             1996             1995
----------------------                          ----             ----             ----             ----             ----
Gross return .........................         37.31%           10.57%           (3.05)%           9.81%           11.29%
Net return ...........................         37.31%           10.57%           (3.05)%           9.81%           11.29%


                                                                             AUGUST 20 (A) TO
                                             YEARS ENDED DECEMBER 31,         DECEMBER 31,
                                        -----------------------------------  ----------------
MORGAN STANLEY EMERGING MARKETS EQUITY         1999             1998               1997
--------------------------------------         ----             ----               ----
Gross return .........................         95.82%          (27.10)%          (20.19)%
Net return ...........................         95.82%          (27.10)%          (20.19)%


                                                                              MAY 1 (A) TO
                                             YEARS ENDED DECEMBER 31,         DECEMBER 31,
                                        -----------------------------------  ---------------
T. ROWE PRICE INTERNATIONAL STOCK              1999             1998               1997
---------------------------------              ----             ----               ----
Gross return .........................         31.92%           13.68%            (1.50)%
Net return ...........................         31.92%           13.68%            (1.50)%


-------------------
 + Formerly known as Equitable Variable Life Insurance Company Separate Account FP.
 * Sales of Incentive Life Plus Original Series commenced on January 6, 1995. Date as of which net premiums under the policies were first allocated to the variable investment option. The returns for the periods indicated are not annual rates of return. There are no separate account asset charges for this policy and therefore the gross and net rates of return are the same. The rate of return for the year ended December 31, 1998 indicated is not an annualized rate of return.
(a) Date as of which net premiums under the policies were first allocated to the Fund. The gross return and the net return for the periods indicated are not annualized rates of return.
(b) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return reflect performance on an annualized basis. The net return reflects performance for the periods indicated.
(c) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return reflects performance from the Portfolio's commencement date of April 30, 1999 and are not annualized rates of return. The net return reflects performance for the periods indicated.



                                      FSA-45

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 1999

RATES OF RETURN:
INCENTIVE LIFE PLUS ORIGINAL SERIES*(B)
---------------------------------------


EQUITY OPTIONS (CONCLUDED):


                                                                      YEARS ENDED DECEMBER 31,
                                        --------------------------------------------------------------------------------------
ALLIANCE AGGRESSIVE STOCK                       1999             1998             1997             1996             1995
-------------------------                       ----             ----             ----             ----             ----
Gross return .........................         18.84%            0.29%           10.94%           22.20%           33.00%
Net return ...........................         18.84%            0.29%           10.94%           22.20%           33.00%


                                                                             AUGUST 20 (A) TO
                                             YEARS ENDED DECEMBER 31,         DECEMBER 31,
                                        -----------------------------------  ----------------
ALLIANCE SMALL CAP GROWTH                       1999             1998             1997
-------------------------                       ----             ----             ----
Gross return .........................         27.75%           (4.28)%          26.69%
Net return ...........................         27.75%           (4.28)%          26.69%


                                          JUNE 4 (B) TO
                                          DECEMBER 31,
                                        ------------------
EQ/EVERGREEN                                   1999
------------                                   ----
Gross return .........................         9.70%
Net return ...........................         7.10%


                                                                              MAY 1 (A) TO
                                             YEARS ENDED DECEMBER 31,         DECEMBER 31,
                                        -----------------------------------  ---------------
MFS EMERGING GROWTH COMPANIES                  1999             1998               1997
-----------------------------                  ----             ----               ----
Gross return .........................         73.62%           34.57%            22.44%
Net return ...........................         73.62%           34.57%            22.44%


                                                                              MAY 1 (A) TO
                                             YEARS ENDED DECEMBER 31,         DECEMBER 31,
                                        -----------------------------------  ---------------
WARBURG PINCUS SMALL COMPANY VALUE              1999             1998               1997
----------------------------------              ----             ----               ----
Gross return .........................          1.80%          (10.02)%           19.13%
Net return ...........................          1.80%          (10.02)%           19.13%

-------------------
 + Formerly known as Equitable Variable Life Insurance Company Separate Account FP.
 * Sales of Incentive Life Plus Original Series commenced on January 6, 1995. Date as of which net premiums under the policies were first allocated to the variable investment option. The returns for the periods indicated are not annual rates of return. There are no separate account asset charges for this policy and therefore the gross and net rates of return are the same. The rate of return for the year ended December 31, 1998 indicated is not an annualized rate of return.
(a) Date as of which net premiums under the policies were first allocated to the Fund. The gross return and the net return for the periods indicated are not annualized rates of return.
(b) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return reflect performance on an annualized basis. The net return reflects performance for the periods indicated.
(c) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return reflects performance from the Portfolio's commencement date of April 30, 1999 and are not annualized rates of return. The net return reflects performance for the periods indicated.


                                      FSA-46

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 1999

RATES OF RETURN:
INCENTIVE LIFE PLUS ORIGINAL SERIES*(B)
---------------------------------------


ASSET ALLOCATION OPTIONS:

                                                                      YEARS ENDED DECEMBER 31,
                                        --------------------------------------------------------------------------------------
ALLIANCE BALANCED                              1999             1998             1997             1996             1995
-----------------                              ----             ----             ----             ----             ----
Gross return .........................         17.79%           18.11%           15.06%           11.68%           20.32%
Net return ...........................         17.79%           18.11%           15.06%           11.68%           20.32%

ALLIANCE CONSERVATIVE INVESTORS
-------------------------------
Gross return .........................         10.14%           13.88%           13.25%            5.21%           20.59%
Net return ...........................         10.14%           13.88%           13.25%            5.21%           20.59%

ALLIANCE GROWTH INVESTORS
-------------------------
Gross return .........................         26.58%           19.13%           16.87%%          12.61%           26.92%
Net return ...........................         27.58%           19.13%           16.87%%          12.61%           26.92%


                                          JUNE 4 (B) TO
                                          DECEMBER 31,
                                        ------------------
EQ/EVERGREEN FOUNDATION                       1999
-----------------------                       ----
Gross return .........................        7.38%
Net return ...........................        6.97%


                                                                              MAY 1 (A) TO
                                             YEARS ENDED DECEMBER 31,         DECEMBER 31,
                                        -----------------------------------  --------------
EQ/PUTNAM BALANCED                              1999            1998               1997
------------------                              ----            ----               ----
Gross return .........................          0.01%           11.92%            14.48%
Net return ...........................          0.01%           11.92%            14.48%


                                                                              MAY 1 (A) TO
                                             YEARS ENDED DECEMBER 31,         DECEMBER 31,
                                        -----------------------------------  ---------------
MERRILL LYNCH WORLD STRATEGY                    1999             1998               1997
----------------------------                    ----             ----               ----
Gross return .........................         21.35%            6.81%             4.71%
Net return ...........................         21.35%            6.81%             4.71%

-------------------
 + Formerly known as Equitable Variable Life Insurance Company Separate Account FP.
 * Sales of Incentive Life Plus Original Series commenced on January 6, 1995. Date as of which net premiums under the policies were first allocated to the variable investment option. The returns for the periods indicated are not annual rates of return. There are no separate account asset charges for this policy and therefore the gross and net rates of return are the same. The rate of return for the year ended December 31, 1998 indicated is not an annualized rate of return.
(a) Date as of which net premiums under the policies were first allocated to the Fund. The gross return and the net return for the periods indicated are not annualized rates of return.
(b) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return reflect performance on an annualized basis. The net return reflects performance for the periods indicated.
(c) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return reflects performance from the Portfolio's commencement date of April 30, 1999 and are not annualized rates of return. The net return reflects performance for the periods indicated.


                                      FSA-47

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 1999

RATES OF RETURN:
IL PROTECTOR*
-------------


FIXED INCOME OPTIONS:

                                                                                                      AUGUST 5 (A) TO
                                                        YEARS ENDED DECEMBER 31,                        DECEMBER 31,
                                         ------------------------------------------------------- ---------------------------
ALLIANCE INTERMEDIATE
GOVERNMENT SECURITIES                            1999              1998               1997                 1996
---------------------                            ----              ----               ----                 ----
Gross return .........................           0.02%             7.74%              7.29%                3.78%
Net return ...........................          (0.66)%            6.88%              6.43%                4.49%

ALLIANCE MONEY MARKET
---------------------
Gross return .........................           4.96%             5.34%              5.42%                5.33%
Net return ...........................           4.14%             4.50%              4.57%                2.98%

ALLIANCE QUALITY BOND
---------------------
Gross return .........................          (2.00)%            8.69%              9.14%                5.36%
Net return ...........................          (2.78)%            7.82%              8.27%                7.86%

ALLIANCE HIGH YIELD
-------------------
Gross return .........................          (3.35)%           (5.15)%            18.47%               22.89%
Net return ...........................          (4.13)%           (5.91)%            17.52%               13.90%

EQUITY OPTIONS:

                                                                                                      AUGUST 5 (A) TO
                                                        YEARS ENDED DECEMBER 31,                        DECEMBER 31,
                                         ------------------------------------------------------- ---------------------------
ALLIANCE COMMON STOCK                           1999              1998               1997                  1996
---------------------                           ----              ----               ----                  ----
Gross return .........................          25.19%           29.39%              29.40%               24.28%
Net return ...........................          24.19%           28.35%              28.18%               17.44%

ALLIANCE EQUITY INDEX
---------------------
Gross return .........................          20.38%           28.07%              32.58%               22.39%
Net return ...........................          19.42%           27.05%              31.51%               16.25%

ALLIANCE GROWTH AND INCOME
--------------------------
Gross return .........................          18.66%           20.86%              26.90%               20.09%
Net return ...........................          17.71%           19.90%              25.74%               15.63%


                                           JUNE 4 (C) TO
                                            DECEMBER 31,
                                         -------------------
EQ/ALLIANCE PREMIER GROWTH                       1999
--------------------------                       ----
Gross return .........................          18.97%
Net return ...........................          18.36%

-------------------
 + Formerly known as Equitable Variable Life Insurance Company Separate Account FP.
 * Sales of Incentive Life 2000 and Champion 2000 commenced on March 2, 1992. Sales of Incentive Life Plus Second Series commenced on September 15, 1995.
(a) Date as of which net premiums under the policies were first allocated to the Fund. The gross return and the net return for the periods indicated are not annualized rates of return.
(b) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return reflect performance on an annualized basis. The net return reflects performance for the periods indicated.
(c) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return reflects performance from the Portfolio's commencement date of April 30, 1999 and are not annualized rates of return. The net return reflects performance for the periods indicated.


                                      FSA-48

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 1999

RATES OF RETURN:
IL PROTECTOR*
-------------


EQUITY OPTIONS (CONTINUED):

                                          AUGUST 30 (C) TO
                                            DECEMBER 31,
                                         -------------------
CAPITAL GUARDIAN RESEARCH                        1999
-------------------------                        ----
Gross return .........................           7.10%
Net return ...........................           6.53%


                                          AUGUST 30 (C) TO
                                            DECEMBER 31,
                                         -------------------
CAPITAL GUARDIAN U.S. EQUITY                     1999
----------------------------                     ----
Gross return .........................           3.76%
Net return ...........................           3.28%


                                                                                MAY 1 (A) TO
                                               YEARS ENDED DECEMBER 31,         DECEMBER 31,
                                         -----------------------------------  -----------------
MERRILL LYNCH BASIC VALUE EQUITY                1999              1998               1997
--------------------------------                ----              ----               ----
Gross return .........................          19.00%           11.59%              16.99%
Net return ...........................          17.99%           10.69%              16.40%


                                           JUNE 4 (B) TO
                                            DECEMBER 31,
                                         -------------------
MFS GROWTH WITH INCOME                           1999
----------------------                           ----
Gross return .........................           8.76%
Net return ...........................           7.85%


                                                                               MAY 1 (A) TO
                                              YEARS ENDED DECEMBER 31,         DECEMBER 31,
                                         -----------------------------------  ---------------
MFS RESEARCH                                    1999             1998               1997
------------                                    ----             ----               ----
Gross return..........................          23.12%           24.11%            16.07%
Net return............................          22.13%           23.11%            15.43%

EQ/PUTNAM GROWTH & INCOME VALUE
---------------------------------
Gross return..........................          (1.27)%          12.75%            16.23%
Net return............................          (2.15)%          11.92%            13.87%

T. ROWE PRICE EQUITY INCOME
---------------------------
Gross return..........................           3.54%            9.11%            22.11%
Net return............................           2.73%            8.20%            21.48%

-------------------
 + Formerly known as Equitable Variable Life Insurance Company Separate Account FP.
 * Sales of Incentive Life 2000 and Champion 2000 commenced on March 2, 1992. Sales of Incentive Life Plus Second Series commenced on September 15, 1995.
(a) Date as of which net premiums under the policies were first allocated to the Fund. The gross return and the net return for the periods indicated are not annualized rates of return.
(b) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return reflect performance on an annualized basis. The net return reflects performance for the periods indicated.
(c) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return reflects performance from the Portfolio's commencement date of April 30, 1999 and are not annualized rates of return. The net return reflects performance for the periods indicated.


                                      FSA-49

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 1999

RATES OF RETURN:
IL PROTECTOR*
-------------


EQUITY OPTIONS (CONTINUED):

                                                                                               AUGUST 5 (A) TO
                                                      YEARS ENDED DECEMBER 31,                 DECEMBER 31,
                                         ----------------------------------------------------  ----------------
ALLIANCE GLOBAL                                  1999             1998               1997           1996
---------------                                  ----             ----               ----           ----
Gross return .........................          38.53%           21.80%              11.66%        14.60%
Net return ...........................          37.42%           20.83%              10.65%         6.78%

ALLIANCE INTERNATIONAL
----------------------
Gross return .........................          37.31%           10.57%              (2.98)%        9.82%
Net return ...........................          36.68%            9.68%              (3.83)%        2.11%


                                                                               MAY 1 (A) TO
                                              YEARS ENDED DECEMBER 31,         DECEMBER 31,
                                         -----------------------------------  ---------------
MORGAN STANLEY EMERGING MARKETS EQUITY          1999             1998               1997
--------------------------------------          ----             ----               ----
Gross return..........................          95.82%          (27.10)%          (20.16)%
Net return............................          94.18%          (27.60)%          (20.43)%


                                                                               MAY 1 (A) TO
                                              YEARS ENDED DECEMBER 31,         DECEMBER 31,
                                         -----------------------------------  ---------------
T. ROWE PRICE INTERNATIONAL STOCK               1999             1998               1997
---------------------------------               ----             ----               ----
Gross return..........................          31.92%           13.68%            (1.49)%
Net return............................          30.81%           12.79%            (2.03)%


                                                                                                 AUGUST 5 (A) TO
                                                        YEARS ENDED DECEMBER 31,                 DECEMBER 31,
                                         -----------------------------------------------------   ---------------
ALLIANCE AGGRESSIVE STOCK                       1999              1998                1997              1996
-------------------------                       ----              ----                ----              ----
Gross return .........................          18.84%            0.29%              10.94%            22.20%
Net return ...........................          17.89%           (0.52)%              9.92%             6.22%


                                                                               MAY 1 (A) TO
                                              YEARS ENDED DECEMBER 31,         DECEMBER 31,
                                         -----------------------------------  ---------------
ALLIANCE SMALL CAP GROWTH                       1999             1998               1997
-------------------------                       ----             ----               ----
Gross return..........................          27.75%           (4.28)%           26.74%
Net return............................          26.89%           (5.04)%           26.01%


                                           JUNE 4 (B) TO
                                           DECEMBER 31,
                                         ------------------
EQ/EVERGREEN                                    1999
------------                                    ----
Gross return..........................          9.70%
Net return............................          6.81%

-------------------
 + Formerly known as Equitable Variable Life Insurance Company Separate Account FP.
 * Sales of Incentive Life 2000 and Champion 2000 commenced on March 2, 1992. Sales of Incentive Life Plus Second Series commenced on September 15, 1995.
(a) Date as of which net premiums under the policies were first allocated to the Fund. The gross return and the net return for the periods indicated are not annualized rates of return.
(b) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return reflect performance on an annualized basis. The net return reflects performance for the periods indicated.
(c) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return reflects performance from the Portfolio's commencement date of April 30, 1999 and are not annualized rates of return. The net return reflects performance for the periods indicated.


                                      FSA-50

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 1999

RATES OF RETURN:
IL PROTECTOR*
-------------


EQUITY OPTIONS: (CONCLUDED):

                                                                               MAY 1 (A) TO
                                              YEARS ENDED DECEMBER 31,         DECEMBER 31,
                                         -----------------------------------  ---------------
MFS EMERGING GROWTH COMPANIES                   1999             1998               1997
-----------------------------                   ----             ----               ----
Gross return..........................         73.62%           34.57%            22.42%
Net return............................         72.28%           33.44%            21.78%

WARBURG PINCUS SMALL COMPANY VALUE
-----------------------------------
Gross return..........................          1.80%          (10.02)%           19.15%
Net return............................          0.99%          (10.73)%           18.49%


ASSET ALLOCATION OPTIONS:

                                                                                                  AUGUST 5 (A)
                                                                                                       TO
                                                        YEARS ENDED DECEMBER 31,                  DECEMBER 31,
                                         ------------------------------------------------------- ---------------
ALLIANCE BALANCED                               1999              1998               1997              1996
-----------------                               ----              ----               ----              ----
Gross return .........................          17.79%           18.11%              15.06%           11.68%
Net return ...........................          16.85%           17.17%              14.07%            8.67%

ALLIANCE CONSERVATIVE INVESTORS
-------------------------------
Gross return .........................          10.14%           13.88%              13.25%            5.21%
Net return ...........................           9.26%           12.97%              12.32%            7.94%

ALLIANCE GROWTH INVESTORS
-------------------------
Gross return .........................          26.58%           19.13%              16.87%           12.61%
Net return ...........................          25.57%           18.18%              15.84%            9.38%

                                           JUNE 4 (B) TO
                                           DECEMBER 31,
                                        -------------------
EQ/EVERGREEN FOUNDATION                         1999
-----------------------                         ----
Gross return..........................          7.38%
Net return............................          9.83%


                                                                               MAY 1 (A) TO
                                              YEARS ENDED DECEMBER 31,         DECEMBER 31,
                                         -----------------------------------  ---------------
EQ/PUTNAM BALANCED                              1999             1998               1997
------------------                              ----             ----               ----
Gross return..........................          0.01%            11.92%            14.38%
Net return............................         (0.76)%           10.92%            13.87%

MERRILL LYNCH WORLD STRATEGY
----------------------------
Gross return..........................         21.35%             6.81%             4.70%
Net return............................         20.37%             5.97%             4.15%


-------------------
 + Formerly known as Equitable Variable Life Insurance Company Separate Account FP.
 * Sales of Incentive Life 2000 and Champion 2000 commenced on March 2, 1992. Sales of Incentive Life Plus Second Series commenced on September 15, 1995.
(a) Date as of which net premiums under the policies were first allocated to the Fund. The gross return and the net return for the periods indicated are not annualized rates of return.
(b) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return reflect performance on an annualized basis. The net return reflects performance for the periods indicated.
(c) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return reflects performance from the Portfolio's commencement date of April 30, 1999 and are not annualized rates of return. The net return reflects performance for the periods indicated.


                                      FSA-51

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 1999

RATES OF RETURN:
SP-FLEX
-------

FIXED INCOME OPTIONS:

                                                                                                            APRIL 1 (A) TO
ALLIANCE INTERMEDIATE                                  YEARS ENDED DECEMBER 31,                              DECEMBER 31,
GOVERNMENT                    ---------------------------------------------------------------------------  -------------------
SECURITIES                      1999     1998      1997     1996     1995      1994     1993     1992            1991
----------                      ----     ----      ----     ----     ----      ----     ----     ----            ----
Gross return..............      0.02%    7.74%    7.29%     3.78%   13.33%   (4.37)%   10.58%    5.60%          12.10%
Net return................     (1.65)%   5.82%    5.38%     1.91%   11.31%   (6.08)%    8.57%    3.71%          10.59%

                                                                YEARS ENDED DECEMBER 31,
                              ---------------------------------------------------------------------------------------------
ALLIANCE MONEY MARKET           1999     1998     1997      1996     1995     1994     1993      1992     1991     1990
---------------------           ----     ----     ----      ----     ----     ----     ----      ----     ----     ----
Gross return..............      4.96%    5.34%    5.42%    5.33%     5.74%    4.02%    3.00%    3.56%     6.17%    8.24%
Net return................      3.11%    3.46%    3.54%    3.44%     3.86%    2.17%    1.13%    1.71%     4.29%    6.30%

                                                                                                           SEPTEMBER 1 (A) TO
                                                         YEARS ENDED DECEMBER 31                              DECEMBER 31,
                              ---------------------------------------------------------------------------  -------------------
ALLIANCE QUALITY BOND              1999            1998           1997            1996            1995             1994
---------------------              ----            ----           ----            ----            ----             ----
Gross return..............        (2.00)%          8.69%          9.14%           5.36%           17.02%          (2.20)%
Net return................        (3.75)%          6.75%          7.19%           3.47%           14.94%          (2.35)%

                                                                YEARS ENDED DECEMBER 31,
                              ---------------------------------------------------------------------------------------------
ALLIANCE HIGH YIELD             1999     1998     1997      1996     1995     1994     1993      1992     1991     1990
-------------------             ----     ----     ----      ----     ----     ----     ----      ----     ----     ----
Gross return..............     (3.35)%  (5.15)%  18.47%    22.89%   19.92%   (2.79)%  23.15%    12.31%   24.46%   (1.12)%
Net return................     (5.08)%  (6.84)%  16.35%    20.68%   17.79%   (4.52)%  20.96%    10.30%   22.25%   (2.89)%

EQUITY OPTIONS:

                                                                YEARS ENDED DECEMBER 31,
                              ---------------------------------------------------------------------------------------------
ALLIANCE COMMON STOCK           1999     1998     1997     1996      1995     1994     1993     1992      1991     1990
---------------------           ----     ----     ----     ----      ----     ----     ----     ----      ----     ----
Gross return..............     25.19%   29.39%   29.40%    24.28%   32.45%   (2.14)%  24.84%    3.23%    37.87%   (8.12)%
Net return................     22.96%   27.08%   26.91%    22.04%   30.10%   (3.88)%  22.60%    1.38%    35.43%   (9.76)%

                                                                                                           SEPTEMBER 1 (A) TO
                                                         YEARS ENDED DECEMBER 31                              DECEMBER 31,
                              ---------------------------------------------------------------------------  -------------------
ALLIANCE EQUITY INDEX               1999          1998           1997            1996            1995              1994
---------------------               ----          ----           ----            ----            ----              ----
Gross return..............         20.38%         28.07%         32.58%          22.39%          36.48%           (2.54)%
Net return................         18.24%         25.79%         30.21%          20.19%          34.06%           (2.69)%

                                                                                                           SEPTEMBER 1 (A) TO
                                                         YEARS ENDED DECEMBER 31                              DECEMBER 31,
                              ---------------------------------------------------------------------------  -------------------
ALLIANCE GROWTH & INCOME           1999           1998            1997           1996           1995               1994
------------------------           ----           ----            ----           ----           ----               ----
Gross return..............        18.66%         20.86%          26.90%         20.09%         24.07%             (3.40)%
Net return................        16.55%         18.71%          24.50%         17.93%         21.87%             (3.55)%

                                                                YEARS ENDED DECEMBER 31,
                              ---------------------------------------------------------------------------------------------
ALLIANCE GLOBAL                 1999     1998     1997     1996      1995     1994     1993     1992      1991     1990
---------------                 ----     ----     ----     ----      ----     ----     ----     ----      ----     ----
Gross return..............     38.53%   21.80%   11.66%    14.60%   18.81%    5.23%   32.09%   (0.50)%   30.55%   (6.07)%
Net return................     36.06%   19.63%    9.56%    12.54%   16.70%    3.36%   29.77%   (2.28)%   28.23%   (7.75)%

-------------------
 + Formerly known as Equitable Variable Life Insurance Company Separate Account FP.
 * Sales of Incentive Life 2000 and Champion 2000 commenced on March 2, 1992. Sales of Incentive Life Plus Second Series commenced on September 15, 1995.
(a) Date as of which net premiums under the policies were first allocated to the Fund. The gross return and the net return for the periods indicated are not annualized rates of return.
(b) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return reflect performance on an annualized basis. The net return reflects performance for the periods indicated.
(c) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return reflects performance from the Portfolio's commencement date of April 30, 1999 and are not annualized rates of return. The net return reflects performance for the periods indicated.


                                      FSA-52

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

NOTES TO FINANCIAL STATEMENTS (CONCLUDED)
DECEMBER 31, 1999

RATES OF RETURN (CONCLUDED):
SP-FLEX
-------


EQUITY OPTIONS (CONCLUDED):

                                                                                               APRIL 3 (A) TO
                                         YEARS ENDED DECEMBER 31,                               DECEMBER 31,
                              ---------------------------------------------------------------- ----------------
ALLIANCE INTERNATIONAL             1999            1998           1997            1996              1995
----------------------             ----            ----           ----            ----              ----
Gross return..............         37.31%         10.57%         (3.05)%          9.82%            11.29%
Net return................         35.33%          8.60%         (4.78)%          7.84%             9.82%

                                                                YEARS ENDED DECEMBER 31,
                              ---------------------------------------------------------------------------------------------
ALLIANCE AGGRESSIVE STOCK      1999      1998     1997     1996      1995     1994     1993     1992      1991     1990
-------------------------      ----      ----     ----     ----      ----     ----     ----     ----      ----     ----
Gross return..............     18.84%    0.29%   10.94%    22.20%   31.63%   (3.81)%  16.77%   (3.16)%   86.86%    8.17%
Net return................     16.72%   (1.50)%   8.83%    20.00%   29.30%   (5.53)%  14.67%   (4.89)%   83.54%    6.23%

ASSET ALLOCATION SERIES:

                                                                YEARS ENDED DECEMBER 31,
                              ---------------------------------------------------------------------------------------------
ALLIANCE BALANCED              1999     1998     1997      1996     1995     1994     1993      1992     1991     1990
-----------------              ----     ----     ----      ----     ----     ----     ----      ----     ----     ----
Gross return.................. 17.79%   18.11%   15.06%    11.68%   19.75%   (8.02)%  12.28%    (2.83)%  41.27%    0.24 %
Net return.................... 15.69%   16.01%   12.94%     9.67%   17.62%   (9.66)%  10.31%    (4.57)%  38.75%   (1.56)%


                                                                                                           SEPTEMBER 1 (A) TO
ALLIANCE                                                 YEARS ENDED DECEMBER 31                              DECEMBER 31,
CONSERVATIVE                  ---------------------------------------------------------------------------  -------------------
INVESTORS                           1999            1998           1997            1996            1995            1994
---------                           ----            ----           ----            ----            ----            ----
Gross return..................      10.14%          13.88%        13.25%          5.21%           20.40%          (1.83)%
Net return....................       8.18%          11.85%        11.21%          3.32%           18.26%          (1.98)%

                                                                                                           SEPTEMBER 1 (A) TO
                                                         YEARS ENDED DECEMBER 31                              DECEMBER 31,
                              ---------------------------------------------------------------------------  -------------------
ALLIANCE GROWTH INVESTORS          1999            1998            1997           1996            1995             1994
-------------------------          ----            ----            ----           ----            ----             ----
Gross return..................     26.58%          19.13%          16.87%         12.61%          26.37%          (3.16)%
Net return....................     24.33%          17.00%          14.69%         10.58%          24.12%          (3.31)%


-------------------
 + Formerly known as Equitable Variable Life Insurance Company Separate Account FP.
 * Sales of Incentive Life 2000 and Champion 2000 commenced on March 2, 1992. Sales of Incentive Life Plus Second Series commenced on September 15, 1995.
(a) Date as of which net premiums under the policies were first allocated to the Fund. The gross return and the net return for the periods indicated are not annualized rates of return.
(b) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return reflect performance on an annualized basis. The net return reflects performance for the periods indicated.
(c) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return reflects performance from the Portfolio's commencement date of April 30, 1999 and are not annualized rates of return. The net return reflects performance for the periods indicated.


------------------------------
See Notes to Financial Statements.
(a)  Commencement of Operations on May 1, 1997.
(b)  Commencement of Operations on August 20, 1997.
(c)  Commencement of Operations on June 4, 1999.
(d)  Commencement of Operations on August 30, 1999.
+ Formerly known as Equitable Variable Life Insurance Company Separate Account
  FP.

                                      FSA-53

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholder of The Equitable Life Assurance Society of the United States

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of shareholder's equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of The Equitable Life Assurance Society of the United States and its subsidiaries ("Equitable Life") at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




PricewaterhouseCoopers LLP
New York, New York
February 1, 2000

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1999 AND 1998

                                                                                    1999                 1998
                                                                               -------------        --------------
                                                                                          (IN MILLIONS)

ASSETS
Investments:
  Fixed maturities:
    Available for sale, at estimated fair value.............................   $    18,599.7        $    18,993.7
    Held to maturity, at amortized cost.....................................           133.2                125.0
  Mortgage loans on real estate.............................................         3,270.0              2,809.9
  Equity real estate........................................................         1,160.2              1,676.9
  Policy loans..............................................................         2,257.3              2,086.7
  Other equity investments..................................................           671.2                713.3
  Investment in and loans to affiliates.....................................         1,201.8                928.5
  Other invested assets.....................................................           911.6                808.2
                                                                               -------------        -------------
      Total investments.....................................................        28,205.0             28,142.2
Cash and cash equivalents...................................................           628.0              1,245.5
Deferred policy acquisition costs...........................................         4,033.0              3,563.8
Other assets................................................................         3,868.3              3,054.6
Closed Block assets.........................................................         8,607.3              8,632.4
Separate Accounts assets....................................................        54,453.9             43,302.3
                                                                               -------------        -------------

TOTAL ASSETS................................................................   $    99,795.5        $    87,940.8
                                                                               =============        =============

LIABILITIES
Policyholders' account balances.............................................   $    21,351.4        $    20,857.5
Future policy benefits and other policyholders' liabilities.................         4,777.6              4,726.4
Short-term and long-term debt...............................................         1,407.9              1,181.7
Other liabilities...........................................................         3,133.6              3,474.3
Closed Block liabilities....................................................         9,025.0              9,077.0
Separate Accounts liabilities...............................................        54,332.5             43,211.3
                                                                               -------------        -------------
      Total liabilities.....................................................        94,028.0             82,528.2
                                                                               -------------        -------------

Commitments and contingencies (Notes 11, 13, 14, 15 and 16)

SHAREHOLDER'S EQUITY
Common stock, $1.25 par value 2.0 million shares authorized, issued
  and outstanding...........................................................             2.5                  2.5
Capital in excess of par value..............................................         3,557.2              3,110.2
Retained earnings...........................................................         2,600.7              1,944.1
Accumulated other comprehensive (loss) income...............................          (392.9)               355.8
                                                                               -------------        -------------
      Total shareholder's equity............................................         5,767.5              5,412.6
                                                                               -------------        -------------

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY..................................   $    99,795.5        $    87,940.8
                                                                               =============        =============









                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                       CONSOLIDATED STATEMENTS OF EARNINGS
                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                                      1999               1998               1997
                                                                 ------------       -------------      -------------
                                                                                    (IN MILLIONS)

REVENUES
Universal life and investment-type product policy fee
  income......................................................   $    1,257.5       $     1,056.2      $       950.6
Premiums......................................................          558.2               588.1              601.5
Net investment income.........................................        2,240.9             2,228.1            2,282.8
Investment (losses) gains, net................................          (96.9)              100.2              (45.2)
Commissions, fees and other income............................        2,177.9             1,503.0            1,227.2
Contribution from the Closed Block............................           86.4                87.1              102.5
                                                                 ------------       -------------      -------------

      Total revenues..........................................        6,224.0             5,562.7            5,119.4
                                                                 ------------       -------------      -------------

BENEFITS AND OTHER DEDUCTIONS
Interest credited to policyholders' account balances..........        1,078.2             1,153.0            1,266.2
Policyholders' benefits.......................................        1,038.6             1,024.7              978.6
Other operating costs and expenses............................        2,797.3             2,201.2            2,203.9
                                                                 ------------       -------------      -------------

      Total benefits and other deductions.....................        4,914.1             4,378.9            4,448.7
                                                                 ------------       -------------      -------------

Earnings from continuing operations before Federal
  income taxes and minority interest..........................        1,309.9             1,183.8              670.7
Federal income taxes..........................................          332.0               353.1               91.5
Minority interest in net income of consolidated subsidiaries..          199.4               125.2               54.8
                                                                 ------------       -------------      -------------
Earnings from continuing operations...........................          778.5               705.5              524.4
Discontinued operations, net of Federal income taxes..........           28.1                 2.7              (87.2)
                                                                 ------------       -------------      -------------
Net Earnings..................................................   $      806.6       $       708.2      $       437.2
                                                                 ============       =============      =============







                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY AND COMPREHENSIVE INCOME
                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                                      1999               1998               1997
                                                                 ------------       -------------      -------------
                                                                                    (IN MILLIONS)

Common stock, at par value, beginning and end of year.........   $        2.5       $         2.5      $         2.5
                                                                 ------------       -------------      -------------

Capital in excess of par value, beginning of year.............        3,110.2             3,105.8            3,105.8
Additional capital in excess of par value.....................          447.0                 4.4                -
                                                                 ------------       -------------      -------------
Capital in excess of par value, end of year...................        3,557.2             3,110.2            3,105.8
                                                                 ------------       -------------      -------------

Retained earnings, beginning of year..........................        1,944.1             1,235.9              798.7
Net earnings..................................................          806.6               708.2              437.2
Dividend paid to the Holding Company..........................         (150.0)                -                  -
                                                                 ------------       -------------      -------------
Retained earnings, end of year................................        2,600.7             1,944.1            1,235.9
                                                                 ------------       -------------      -------------

Accumulated other comprehensive income,
  beginning of year...........................................          355.8               516.3              177.0
Other comprehensive (loss) income.............................         (748.7)             (160.5)             339.3
                                                                 ------------       -------------      -------------
Accumulated other comprehensive (loss) income, end of year....         (392.9)              355.8              516.3
                                                                 ------------       -------------      -------------

TOTAL SHAREHOLDER'S EQUITY, END OF YEAR.......................   $    5,767.5       $     5,412.6      $     4,860.5
                                                                 ============       =============      ============

COMPREHENSIVE INCOME
Net earnings..................................................   $      806.6       $       708.2      $       437.2
                                                                 ------------       -------------      -------------
Change in unrealized (losses) gains, net of reclassification
  adjustment..................................................         (776.9)             (149.5)             343.7
Minimum pension liability adjustment..........................           28.2               (11.0)              (4.4)
                                                                 ------------       -------------      -------------
Other comprehensive (loss) income.............................         (748.7)             (160.5)             339.3
                                                                 ------------       -------------      -------------
COMPREHENSIVE INCOME..........................................   $       57.9       $       547.7      $       776.5
                                                                 ============       =============      ============




                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                                      1999               1998               1997
                                                                 ------------       -------------      -------------
                                                                                    (IN MILLIONS)

Net earnings..................................................   $      806.6       $       708.2      $       437.2
Adjustments to reconcile net earnings to net cash
  provided by operating activities:
  Interest credited to policyholders' account balances........        1,078.2             1,153.0            1,266.2
  Universal life and investment-type product
    policy fee income.........................................       (1,257.5)           (1,056.2)            (950.6)
  Investment losses (gains)...................................           96.9              (100.2)              45.2
  Change in Federal income tax payable........................          157.4               123.1              (74.4)
  Change in property and equipment............................         (256.3)              (81.8)              (9.6)
  Change in deferred acquisition costs........................         (260.7)             (314.0)            (220.7)
  Other, net..................................................         (168.8)               70.9              399.7
                                                                 ------------       -------------      -------------

Net cash provided by operating activities.....................          195.8               503.0              893.0
                                                                 ------------       -------------      -------------

Cash flows from investing activities:
  Maturities and repayments...................................        2,019.0             2,289.0            2,702.9
  Sales.......................................................        7,572.9            16,972.1           10,385.9
  Purchases...................................................      (10,737.3)          (18,578.5)         (13,205.4)
  (Increase) decrease in short-term investments...............         (178.3)              102.4             (555.0)
  Decrease in loans to discontinued operations................            -                 660.0              420.1
  Sale of subsidiaries........................................            -                   -                261.0
  Other, net..................................................         (134.8)             (341.8)            (612.6)
                                                                 ------------       -------------      -------------

Net cash (used) provided by investing activities..............       (1,458.5)            1,103.2             (603.1)
                                                                 ------------       -------------      -------------

Cash flows from financing activities: Policyholders'
  account balances:
    Deposits..................................................        2,366.2             1,508.1            1,281.7
    Withdrawals...............................................       (1,765.8)           (1,724.6)          (1,886.8)
  Net increase (decrease) in short-term financings............          378.2              (243.5)             419.9
  Repayments of long-term debt................................          (41.3)              (24.5)            (196.4)
  Payment of obligation to fund accumulated deficit of
    discontinued operations...................................            -                 (87.2)             (83.9)
  Dividend paid to the Holding Company........................         (150.0)                -                  -
  Other, net..................................................         (142.1)              (89.5)             (62.7)
                                                                 ------------       -------------      -------------

Net cash provided (used) by financing activities..............          645.2              (661.2)            (528.2)
                                                                 ------------       -------------      -------------

Change in cash and cash equivalents...........................         (617.5)              945.0             (238.3)
Cash and cash equivalents, beginning of year..................        1,245.5               300.5              538.8
                                                                 ------------       -------------      -------------

Cash and Cash Equivalents, End of Year........................   $      628.0       $     1,245.5      $       300.5
                                                                 ============       =============      =============

Supplemental cash flow information
  Interest Paid...............................................   $       92.2       $       130.7      $       217.1
                                                                 ============       =============      =============
  Income Taxes Paid...........................................   $      116.5       $       254.3      $       170.0
                                                                 ============       =============      =============




                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1)   ORGANIZATION

     The Equitable Life Assurance Society of the United States ("Equitable Life") is an indirect, wholly owned subsidiary of AXA Financial, Inc. (the "Holding Company," and collectively with its consolidated subsidiaries, "AXA Financial"). Equitable Life's insurance business is conducted principally by Equitable Life and its wholly owned life insurance subsidiaries, Equitable of Colorado ("EOC"), and, prior to December 31, 1996, Equitable Variable Life Insurance Company ("EVLICO"). Effective January 1, 1997, EVLICO was merged into Equitable Life. Equitable Life's investment management business, which comprises the Investment Services segment, is conducted principally by Alliance Capital Management L.P. ("Alliance"), and Donaldson, Lufkin & Jenrette, Inc. ("DLJ"), an investment banking and brokerage affiliate. AXA, a French holding company for an international group of insurance and related financial services companies, is the Holding Company's largest shareholder, owning approximately 58.0% at December 31, 1999 (53.0% if all securities convertible into, and options on, common stock were to be converted or exercised).

     On September 20, 1999, as part of AXA Financial's "branding" strategic initiative, EQ Financial Consultants, Inc., a broker-dealer subsidiary of Equitable Life, was merged into a new company, AXA Advisors, LLC ("AXA Advisors"). Also, on September 21, 1999, AXA Advisors was transferred by Equitable Life to AXA Distribution Holding Corporation ("AXA Distribution"), a wholly owned indirect subsidiary of the Holding Company, for $15.3 million. The excess of the sales price over AXA Advisors' book value has been recorded in Equitable Life's books as a capital contribution. Equitable Life will continue to develop and market the "Equitable" brand of life and annuity products, while AXA Distribution and its subsidiaries begin to assume responsibility for providing financial advisory services, product distribution and customer relationship management.

     The Insurance segment offers a variety of traditional, variable and interest-sensitive life insurance products, disability income, annuity products, mutual fund and other investment products to individuals and small groups. It also administers traditional participating group annuity contracts with conversion features, generally for corporate qualified pension plans, and association plans which provide full service retirement programs for individuals affiliated with professional and trade associations. This segment includes Separate Accounts for individual insurance and annuity products.

     The Investment Services segment includes Alliance and the results of DLJ which are accounted for on an equity basis. In 1999, Alliance reorganized into Alliance Capital Management Holding L.P. ("Alliance Holding") and Alliance (the "Reorganization"). Alliance Holding's principal asset is its interest in Alliance and it functions as a holding entity through which holders of its publicly traded units own an indirect interest in the operating partnership. The Company exchanged substantially all of its Alliance Holding units for units in Alliance ("Alliance Units"). As a result of the reorganization, the Company was the beneficial owner of approximately 2% of Alliance Holding and 56% of Alliance. Alliance provides diversified investment fund management services to a variety of institutional clients, including pension funds, endowments, and foreign financial institutions, as well as to individual investors, principally through a broad line of mutual funds. This segment includes institutional Separate Accounts which provide various investment options for large group pension clients, primarily deferred benefit contribution plans, through pooled or single group accounts. At December 31, 1999, Equitable Life has a 31.7% ownership interest in DLJ. DLJ's businesses include securities underwriting, sales and trading, merchant banking, financial advisory services, investment research, venture capital, correspondent brokerage services, online interactive brokerage services and asset management. DLJ serves institutional, corporate, governmental and individual clients both domestically and internationally. Through June 10, 1997, this segment also includes Equitable Real Estate Investment Management Inc. ("EREIM") which was sold. EREIM provided real estate investment management services, property management services, mortgage servicing and loan asset management, and agricultural investment management.

2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation and Principles of Consolidation
     -----------------------------------------------------

     The accompanying consolidated financial statements are prepared in conformity with generally accepted accounting principles ("GAAP") which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     The accompanying consolidated financial statements include the accounts of Equitable Life and certain of its subsidiaries engaged in insurance related business (collectively, the "Insurance Group"); other subsidiaries, principally Alliance and through June 10, 1997, EREIM (see Note 5); and those partnerships and joint ventures in which Equitable Life or its subsidiaries has control and a majority economic interest (collectively, including its consolidated subsidiaries, the "Company"). The Company's investment in DLJ is reported on the equity basis of accounting. Closed Block assets, liabilities and results of operations are presented in the consolidated financial statements as single line items (see Note 7). Unless specifically stated, all other footnote disclosures contained herein exclude the Closed Block related amounts.

     All significant intercompany transactions and balances except those with the Closed Block, DLJ and discontinued operations (see Note 8) have been eliminated in consolidation. The years "1999," "1998" and "1997" refer to the years ended December 31, 1999, 1998 and 1997, respectively. Certain reclassifications have been made in the amounts presented for prior periods to conform these periods with the 1999 presentation.

     Closed Block
     ------------

     On July 22, 1992, Equitable Life established the Closed Block for the benefit of certain individual participating policies which were in force on that date. The assets allocated to the Closed Block, together with anticipated revenues from policies included in the Closed Block, were reasonably expected to be sufficient to support such business, including provision for payment of claims, certain expenses and taxes, and for continuation of dividend scales payable in 1991, assuming the experience underlying such scales continues.

     Assets allocated to the Closed Block inure solely to the benefit of the Closed Block policyholders and will not revert to the benefit of the Holding Company. No reallocation, transfer, borrowing or lending of assets can be made between the Closed Block and other portions of Equitable Life's General Account, any of its Separate Accounts or any affiliate of Equitable Life without the approval of the New York Superintendent of Insurance (the "Superintendent"). Closed Block assets and liabilities are carried on the same basis as similar assets and liabilities held in the General Account. The excess of Closed Block liabilities over Closed Block assets represents the expected future post-tax contribution from the Closed Block which would be recognized in income over the period the policies and contracts in the Closed Block remain in force.

     Discontinued Operations
     -----------------------

     Discontinued operations at December 31, 1999, principally consists of the Group Non-Participating Wind-Up Annuities ("Wind-Up Annuities"), for which a premium deficiency reserve has been established. Management reviews the adequacy of the allowance each quarter and believes the allowance for future losses at December 31, 1999 is adequate to provide for all future losses; however, the quarterly allowance review continues to involve numerous estimates and subjective judgments regarding the expected performance of Discontinued Operations Investment Assets. There can be no assurance the losses provided for will not differ from the losses ultimately realized. To the extent actual results or future projections of the discontinued operations differ from management's current best estimates and assumptions underlying the allowance for future losses, the difference would be reflected in the consolidated statements of earnings in discontinued operations. In particular, to the extent income, sales proceeds and holding periods for equity real estate differ from management's previous assumptions, periodic adjustments to the allowance are likely to result (see Note 8).

     Accounting Changes
     ------------------

     In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which requires capitalization of external and certain internal costs incurred to obtain or develop internal-use computer software during the application development stage. The Company applied the provisions of SOP 98-1 prospectively effective January 1, 1998. The adoption of SOP 98-1 did not have a material impact on the Company's consolidated financial statements. Capitalized internal-use software is amortized on a straight-line basis over the estimated useful life of the software.

     New Accounting Pronouncements
     -----------------------------

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivatives embedded in other contracts, and for hedging activities. It requires all derivatives to be recognized on the balance sheet at fair value. The accounting for changes in the fair value of a derivative depends on its intended use. Derivatives not used in hedging activities must be adjusted to fair value through earnings. Changes in the fair value of derivatives used in hedging activities will, depending on the nature of the hedge, either be offset in earnings against the change in fair value of the hedged item attributable to the risk being hedged or recognized in other comprehensive income until the hedged item affects earnings. For all hedging activities, the ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," which defers the effective date of SFAS No. 133 to all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company expects to adopt SFAS No. 133 effective January 1, 2001. Adjustments resulting from initial adoption of the new requirements will be reported in a manner similar to the cumulative effect of a change in accounting principle and will be reflected in net income or accumulated other comprehensive income based upon existing hedging relationships, if any. Management currently is assessing the impact of adoption. However, Alliance's adoption of the new requirements is not expected to have a significant impact on the Company's consolidated balance sheet or statement of earnings. Also, since most of DLJ's derivatives are carried at fair values, the Company's consolidated earnings and financial position are not expected to be significantly affected by DLJ's adoption of the new requirements.

     Valuation of Investments
     ------------------------

     Fixed maturities identified as available for sale are reported at estimated fair value. Fixed maturities, which the Company has both the ability and the intent to hold to maturity, are stated principally at amortized cost. The amortized cost of fixed maturities is adjusted for impairments in value deemed to be other than temporary.

     Valuation allowances are netted against the asset categories to which they apply.

     Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and valuation allowances. Valuation allowances are based on the present value of expected future cash flows discounted at the loan's original effective interest rate or the collateral value if the loan is collateral dependent. However, if foreclosure is or becomes probable, the measurement method used is collateral value.

     Real estate, including real estate acquired in satisfaction of debt, is stated at depreciated cost less valuation allowances. At the date of foreclosure (including in-substance foreclosure), real estate acquired in satisfaction of debt is valued at estimated fair value. Impaired real estate is written down to fair value with the impairment loss being included in investment gains (losses), net. Valuation allowances on real estate held for sale are computed using the lower of depreciated cost or current estimated fair value, net of disposition costs. Depreciation is discontinued on real estate held for sale.

     Policy loans are stated at unpaid principal balances.

     Partnerships and joint venture interests in which the Company does not have control or a majority economic interest are reported on the equity basis of accounting and are included either with equity real estate or other equity investments, as appropriate.

     Equity securities, comprised of common stock classified as both trading and available for sale securities, are carried at estimated fair value and are included in other equity investments.

     Short-term investments are stated at amortized cost which approximates fair value and are included with other invested assets.

     Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

     All securities are recorded in the consolidated financial statements on a trade date basis.

     Net Investment Income, Investment Gains, Net and Unrealized Investment
     ----------------------------------------------------------------------
     Gains (Losses)
     --------------

     Net investment income and realized investment gains (losses) (collectively, "investment results") related to certain participating group annuity contracts which are passed through to the contractholders are reflected as interest credited to policyholders' account balances.

     Realized investment gains (losses) are determined by specific identification and are presented as a component of revenue. Changes in valuation allowances are included in investment gains (losses).

     Unrealized gains (losses) on publicly-traded common equity securities classified as trading securities are reflected in net investment income. Unrealized investment gains (losses) on fixed maturities and equity securities available for sale held by the Company are accounted for as a separate component of accumulated comprehensive income, net of related deferred Federal income taxes, amounts attributable to discontinued operations, participating group annuity contracts and deferred policy acquisition costs ("DAC") related to universal life and investment-type products and participating traditional life contracts.

     Recognition of Insurance Income and Related Expenses
     ----------------------------------------------------

     Premiums from universal life and investment-type contracts are reported as deposits to policyholders' account balances. Revenues from these contracts consist of amounts assessed during the period against policyholders' account balances for mortality charges, policy administration charges and surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policyholders' account balances.

     Premiums from participating and non-participating traditional life and annuity policies with life contingencies generally are recognized as income when due. Benefits and expenses are matched with such income so as to result in the recognition of profits over the life of the contracts. This match is accomplished by means of the provision for liabilities for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

     For contracts with a single premium or a limited number of premium payments due over a significantly shorter period than the total period over which benefits are provided, premiums are recorded as income when due with any excess profit deferred and recognized in income in a constant relationship to insurance in force or, for annuities, the amount of expected future benefit payments.

     Premiums from individual health contracts are recognized as income over the period to which the premiums relate in proportion to the amount of insurance protection provided.

     Deferred Policy Acquisition Costs
     ---------------------------------

     The costs of acquiring new business, principally commissions, underwriting, agency and policy issue expenses, all of which vary with and are primarily related to the production of new business, are deferred. DAC is subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period.

     For universal life products and investment-type products, DAC is amortized over the expected total life of the contract group (periods ranging from 25 to 35 years and 5 to 17 years, respectively) as a constant percentage of estimated gross profits arising principally from investment results, mortality and expense margins and surrender charges based on historical and anticipated future experience, updated at the end of each accounting period. The effect on the amortization of DAC of revisions to estimated gross profits is reflected in earnings in the period such estimated gross profits are revised. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to accumulated other comprehensive income in consolidated shareholder's equity as of the balance sheet date.

     As part of its asset/liability management process, in second quarter 1999, management initiated a review of the matching of invested assets to Insurance product lines given their different liability characteristics and liquidity requirements. As a result of this review, management reallocated the current and prospective interests of the various product lines in the invested assets. These asset reallocations and the related changes in investment yields by product line, in turn, triggered a review of and revisions to the estimated future gross profits used to determine the amortization of DAC for universal life and investment-type products. The revisions to estimated future gross profits resulted in an after-tax writedown of DAC of $85.6 million (net of a Federal income tax benefit of $46.1 million).

     For participating traditional life policies (substantially all of which are in the Closed Block), DAC is amortized over the expected total life of the contract group (40 years) as a constant percentage based on the present value of the estimated gross margin amounts expected to be realized over the life of the contracts using the expected investment yield. At December 31, 1999, the expected investment yield, excluding policy loans, generally ranged from 7.75% grading to 7.5% over a 20 year period. Estimated gross margin includes anticipated premiums and investment results less claims and administrative expenses, changes in the net level premium reserve and expected annual policyholder dividends. The effect on the amortization of DAC of revisions to estimated gross margins is reflected in earnings in the period such estimated gross margins are revised. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to accumulated comprehensive income in consolidated shareholder's equity as of the balance sheet date.

     For non-participating traditional life DAC is amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are estimated at the date of policy issue and are consistently applied during the life of the contracts. Deviations from estimated experience are reflected in earnings in the period such deviations occur. For these contracts, the amortization periods generally are for the total life of the policy.

     Policyholders' Account Balances and Future Policy Benefits
     ----------------------------------------------------------

     Policyholders' account balances for universal life and investment-type contracts are equal to the policy account values. The policy account values represents an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals.

     For participating traditional life policies, future policy benefit liabilities are calculated using a net level premium method on the basis of actuarial assumptions equal to guaranteed mortality and dividend fund interest rates. The liability for annual dividends represents the accrual of annual dividends earned. Terminal dividends are accrued in proportion to gross margins over the life of the contract.

     For non-participating traditional life insurance policies, future policy benefit liabilities are estimated using a net level premium method on the basis of actuarial assumptions as to mortality, persistency and interest established at policy issue. Assumptions established at policy issue as to mortality and persistency are based on the Insurance Group's experience which, together with interest and expense assumptions, includes a margin for adverse deviation. When the liabilities for future policy benefits plus the present value of expected future gross premiums for a product are insufficient to provide for expected future policy benefits and expenses for that product, DAC is written off and thereafter, if required, a premium deficiency reserve is established by a charge to earnings. Benefit liabilities for traditional annuities during the accumulation period are equal to accumulated contractholders' fund balances and after annuitization are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 2.25% to 11.5% for life insurance liabilities and from 2.25% to 8.35% for annuity liabilities.

     Individual health benefit liabilities for active lives are estimated using the net level premium method and assumptions as to future morbidity, withdrawals and interest. Benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. While management believes its disability income ("DI") reserves have been calculated on a reasonable basis and are adequate, there can be no assurance reserves will be sufficient to provide for future liabilities.

     Claim reserves and associated liabilities for individual DI and major medical policies were $948.4 million and $951.7 million at December 31, 1999 and 1998, respectively. Incurred benefits (benefits paid plus changes in claim reserves) and benefits paid for individual DI and major medical are summarized as follows:

                                                               1999               1998                1997
                                                          -------------       ------------       ------------
                                                                              (IN MILLIONS)

     Incurred benefits related to current year..........  $       150.7       $      140.1       $      132.3
     Incurred benefits related to prior years...........           64.7               84.2               60.0
                                                          -------------       ------------       ------------
     Total Incurred Benefits............................  $       215.4       $      224.3       $      192.3
                                                          =============       ============       ============

     Benefits paid related to current year..............  $        28.9       $       17.0       $       28.8
     Benefits paid related to prior years...............          189.8              155.4              146.2
                                                          -------------       ------------       ------------
     Total Benefits Paid................................  $       218.7       $      172.4       $      175.0
                                                          =============       ============       ============

     Policyholders' Dividends
     ------------------------

     The amount of policyholders' dividends to be paid (including those on policies included in the Closed Block) is determined annually by Equitable Life's board of directors. The aggregate amount of policyholders' dividends is related to actual interest, mortality, morbidity and expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by Equitable Life.

     At December 31, 1999, participating policies, including those in the Closed Block, represent approximately 23.0% ($47.0 billion) of directly written life insurance in force, net of amounts ceded.

     Federal Income Taxes
     --------------------

     The Company files a consolidated Federal income tax return with the Holding Company and its consolidated subsidiaries. Current Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

     Separate Accounts
     -----------------

     Separate Accounts are established in conformity with the New York State Insurance Law and generally are not chargeable with liabilities that arise from any other business of the Insurance Group. Separate Accounts assets are subject to General Account claims only to the extent the value of such assets exceeds Separate Accounts liabilities.

     Assets and liabilities of the Separate Accounts, representing net deposits and accumulated net investment earnings less fees, held primarily for the benefit of contractholders, and for which the Insurance Group does not bear the investment risk, are shown as separate captions in the consolidated balance sheets. The Insurance Group bears the investment risk on assets held in one Separate Account; therefore, such assets are carried on the same basis as similar assets held in the General Account portfolio. Assets held in the other Separate Accounts are carried at quoted market values or, where quoted values are not available, at estimated fair values as determined by the Insurance Group.

     The investment results of Separate Accounts on which the Insurance Group does not bear the investment risk are reflected directly in Separate Accounts liabilities. For 1999, 1998 and 1997, investment results of such Separate Accounts were $6,045.5 million, $4,591.0 million and $3,411.1 million, respectively.

     Deposits to Separate Accounts are reported as increases in Separate Accounts liabilities and are not reported in revenues. Mortality, policy administration and surrender charges on all Separate Accounts are included in revenues.

     Employee Stock Option Plan
     --------------------------

     The Company accounts for stock option plans sponsored by the Holding Company, DLJ and Alliance in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations. In accordance with the opinion, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the option strike price at the grant date. See Note 22 for the pro forma disclosures for the Holding Company, DLJ and Alliance required by SFAS No. 123, "Accounting for Stock-Based Compensation".

3)   INVESTMENTS

     The following tables provide additional information relating to fixed maturities and equity securities:

                                                                     GROSS               GROSS
                                                AMORTIZED          UNREALIZED         UNREALIZED          ESTIMATED
                                                   COST              GAINS              LOSSES            FAIR VALUE
                                              -------------      -------------       ------------       -------------
                                                                           (IN MILLIONS)
     DECEMBER 31, 1999
     -----------------
     Fixed Maturities:
       Available for Sale:
         Corporate..........................  $    14,866.8      $       139.5       $      787.0       $    14,219.3
         Mortgage-backed....................        2,554.5                2.3               87.8             2,469.0
         U.S. Treasury, government and
           agency securities................        1,194.1               18.9               23.4             1,189.6
         States and political subdivisions..          110.0                1.4                4.9               106.5
         Foreign governments................          361.8               16.2               14.8               363.2
         Redeemable preferred stock.........          286.4                1.7               36.0               252.1
                                              -------------      -------------       ------------       -------------
     Total Available for Sale...............  $    19,373.6      $       180.0       $      953.9       $    18,599.7
                                              =============      =============       ============       =============

       Held to Maturity:  Corporate.........  $       133.2      $         -         $        -         $       133.2
                                              =============      =============       ============       =============

     Equity Securities:
       Common stock available for sale......           25.5                1.5               17.8                 9.2
       Common stock trading securities......            7.2                9.1                2.2                14.1
                                              -------------      -------------       ------------       -------------
     Total Equity Securities................  $        32.7      $        10.6       $       20.0       $        23.3
                                              =============      =============       ============       =============

     December 31, 1998
     -----------------
     Fixed Maturities:
       Available for Sale:
         Corporate..........................  $    14,520.8      $       793.6       $      379.6       $    14,934.8
         Mortgage-backed....................        1,807.9               23.3                 .9             1,830.3
         U.S. Treasury, government and
           agency securities................        1,464.1              107.6                 .7             1,571.0
         States and political subdivisions..           55.0                9.9                -                  64.9
         Foreign governments................          363.3               20.9               30.0               354.2
         Redeemable preferred stock.........          242.7                7.0               11.2               238.5
                                              -------------      -------------       ------------       -------------
     Total Available for Sale...............  $    18,453.8      $       962.3       $      422.4       $    18,993.7
                                              =============      =============       ============       =============

       Held to Maturity:  Corporate.........  $       125.0      $         -         $        -         $       125.0
                                              =============      =============       ============       =============

     Equity Securities:
       Common stock available for sale......  $        58.3      $       114.9       $       22.5       $       150.7
                                              =============      =============       ============       =============

     For publicly traded fixed maturities and equity securities, estimated fair value is determined using quoted market prices. For fixed maturities without a readily ascertainable market value, the Company determines an estimated fair value using a discounted cash flow approach, including provisions for credit risk, generally based on the assumption such securities will be held to maturity. Estimated fair values for equity securities, substantially all of which do not have a readily ascertainable market value, have been determined by the Company. Such estimated fair values do not necessarily represent the values for which these securities could have been sold at the dates of the consolidated balance sheets. At December 31, 1999 and 1998, securities without a readily ascertainable market value having an amortized cost of $3,322.2 million and $3,539.9 million, respectively, had estimated fair values of $3,177.7 million and $3,748.5 million, respectively.

     The contractual maturity of bonds at December 31, 1999 is shown below:

                                                                                     AVAILABLE FOR SALE
                                                                              -------------------------------
                                                                                AMORTIZED          ESTIMATED
                                                                                  COST             FAIR VALUE
                                                                              ------------       ------------
                                                                                        (IN MILLIONS)

     Due in one year or less................................................  $      479.1       $      477.8
     Due in years two through five..........................................       2,991.8            2,921.2
     Due in years six through ten...........................................       7,197.9            6,813.0
     Due after ten years....................................................       5,864.0            5,666.5
     Mortgage-backed securities.............................................       2,554.4            2,469.1
                                                                              ------------       ------------
     Total..................................................................  $   19,087.2       $   18,347.6
                                                                              ============       ============

     Corporate bonds held to maturity with an amortized cost and estimated fair value of $133.2 million are due in one year or less.

     Bonds not due at a single maturity date have been included in the above table in the year of final maturity. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

     The Insurance Group's fixed maturity investment portfolio includes corporate high yield securities consisting of public high yield bonds, redeemable preferred stocks and directly negotiated debt in leveraged buyout transactions. The Insurance Group seeks to minimize the higher than normal credit risks associated with such securities by monitoring concentrations in any single issuer or a particular industry group. Certain of these corporate high yield securities are classified as other than investment grade by the various rating agencies, i.e., a rating below Baa or National Association of Insurance Commissioners ("NAIC") designation of 3 (medium grade), 4 or 5 (below investment grade) or 6 (in or near default). At December 31, 1999, approximately 14.9% of the $18,344.3 million aggregate amortized cost of bonds held by the Company was considered to be other than investment grade.

     In addition, the Insurance Group is an equity investor in limited partnership interests which primarily invest in securities considered to be other than investment grade. The carrying values at December 31, 1999 and 1998 were $647.9 million and $562.6 million, respectively.

     Investment valuation allowances and changes thereto are shown below:

                                                               1999               1998                1997
                                                          -------------       ------------       ------------
                                                                              (IN MILLIONS)

     Balances, beginning of year........................  $       230.6       $      384.5       $      137.1
     Additions charged to income........................           68.2               86.2              334.6
     Deductions for writedowns and
       asset dispositions...............................         (150.2)            (240.1)             (87.2)
                                                          -------------       ------------       ------------
     Balances, End of Year..............................  $       148.6       $      230.6       $      384.5
                                                          =============       ============       ============

     Balances, end of year comprise:
       Mortgage loans on real estate....................  $        27.5       $       34.3       $       55.8
       Equity real estate...............................          121.1              196.3              328.7
                                                          -------------       ------------       ------------
     Total..............................................  $       148.6       $      230.6       $      384.5
                                                          =============       ============       ============

     At December 31, 1999, the carrying value of fixed maturities which are non-income producing for the twelve months preceding the consolidated balance sheet date was $152.1 million.

     The payment terms of mortgage loans on real estate may from time to time be restructured or modified. The investment in restructured mortgage loans on real estate, based on amortized cost, amounted to $106.0 million and $115.1 million at December 31, 1999 and 1998, respectively. Gross interest income on restructured mortgage loans on real estate that would have been recorded in accordance with the original terms of such loans amounted to $9.5 million, $10.3 million and $17.2 million in 1999, 1998 and 1997, respectively. Gross interest income on these loans included in net investment income aggregated $8.2 million, $8.3 million and $12.7 million in 1999, 1998 and 1997, respectively.

     Impaired mortgage loans along with the related provision for losses were as follows:

                                                                                      DECEMBER 31,
                                                                          -----------------------------------
                                                                                1999                 1998
                                                                          --------------       --------------
                                                                                      (IN MILLIONS)

     Impaired mortgage loans with provision for losses..................  $        142.4       $        125.4
     Impaired mortgage loans without provision for losses...............             2.2                  8.6
                                                                          --------------       --------------
     Recorded investment in impaired mortgage loans.....................           144.6                134.0
     Provision for losses...............................................           (23.0)               (29.0)
                                                                          --------------       --------------
     Net Impaired Mortgage Loans........................................  $        121.6       $        105.0
                                                                          ==============       ==============

     Impaired mortgage loans without provision for losses are loans where the fair value of the collateral or the net present value of the expected future cash flows related to the loan equals or exceeds the recorded investment. Interest income earned on loans where the collateral value is used to measure impairment is recorded on a cash basis. Interest income on loans where the present value method is used to measure impairment is accrued on the net carrying value amount of the loan at the interest rate used to discount the cash flows. Changes in the present value attributable to changes in the amount or timing of expected cash flows are reported as investment gains or losses.

     During 1999, 1998 and 1997, respectively, the Company's average recorded investment in impaired mortgage loans was $141.7 million, $161.3 million and $246.9 million. Interest income recognized on these impaired mortgage loans totaled $12.0 million, $12.3 million and $15.2 million ($0.0 million, $.9 million and $2.3 million recognized on a cash basis) for 1999, 1998 and 1997, respectively.

     The Insurance Group's investment in equity real estate is through direct ownership and through investments in real estate joint ventures. At December 31, 1999 and 1998, the carrying value of equity real estate held for sale amounted to $382.2 million and $836.2 million, respectively. For 1999, 1998 and 1997, respectively, real estate of $20.5 million, $7.1 million and $152.0 million was acquired in satisfaction of debt. At December 31, 1999 and 1998, the Company owned $443.9 million and $552.3 million, respectively, of real estate acquired in satisfaction of debt.

     Depreciation of real estate held for production of income is computed using the straight-line method over the estimated useful lives of the properties, which generally range from 40 to 50 years. Accumulated depreciation on real estate was $251.6 million and $374.8 million at December 31, 1999 and 1998, respectively. Depreciation expense on real estate totaled $21.8 million, $30.5 million and $74.9 million for 1999, 1998 and 1997, respectively.

4)   JOINT VENTURES AND PARTNERSHIPS

     Summarized combined financial information for real estate joint ventures (25 individual ventures at both December 31, 1999 and 1998) and for limited partnership interests accounted for under the equity method, in which the Company has an investment of $10.0 million or greater and an equity interest of 10% or greater, follows:

                                                                                         DECEMBER 31,
                                                                               --------------------------------
                                                                                   1999                1998
                                                                               -------------      -------------
                                                                                         (IN MILLIONS)
      BALANCE SHEETS
      Investments in real estate, at depreciated cost........................  $       861.1      $       913.7
      Investments in securities, generally at estimated fair value...........          678.4              636.9
      Cash and cash equivalents..............................................           68.4               85.9
      Other assets...........................................................          239.3              279.8
                                                                               -------------      -------------
      Total Assets...........................................................  $     1,847.2      $     1,916.3
                                                                               =============      =============

      Borrowed funds - third party...........................................  $       354.2      $       367.1
      Borrowed funds - AXA Financial.........................................           28.9               30.1
      Other liabilities......................................................          313.9              197.2
                                                                               -------------      -------------
      Total liabilities......................................................          697.0              594.4
                                                                               -------------      -------------

      Partners' capital......................................................        1,150.2            1,321.9
                                                                               -------------      -------------
      Total Liabilities and Partners' Capital................................  $     1,847.2      $     1,916.3
                                                                               =============      =============

      Equity in partners' capital included above.............................  $       316.5      $       365.6
      Equity in limited partnership interests not included above and other...          524.1              390.1
                                                                               -------------      -------------
      Carrying Value.........................................................  $       840.6      $       755.7
                                                                               =============      =============

                                                                1999               1998                1997
                                                           -------------       ------------       ------------
                                                                               (IN MILLIONS)
      STATEMENTS OF EARNINGS
      Revenues of real estate joint ventures.............  $       180.5       $      246.1       $      310.5
      Revenues of other limited partnership interests....          455.1              128.9              506.3
      Interest expense - third party.....................          (39.8)             (33.3)             (91.8)
      Interest expense - AXA Financial...................           (2.5)              (2.6)              (7.2)
      Other expenses.....................................         (139.0)            (197.0)            (263.6)
                                                           -------------       ------------       ------------
      Net Earnings.......................................  $       454.3       $      142.1       $      454.2
                                                           =============       ============       ============

      Equity in net earnings included above..............  $        10.5       $       44.4       $       76.7
      Equity in net earnings of limited partnership
        interests not included above.....................           76.0               37.9               69.5
      Other..............................................            -                  -                  (.9)
                                                           -------------       ------------       ------------
      Total Equity in Net Earnings.......................  $        86.5       $       82.3       $      145.3
                                                           =============       ============       ============

5)   NET INVESTMENT INCOME AND INVESTMENT GAINS (LOSSES)

     The sources of net investment income follows:

                                                               1999               1998                1997
                                                          -------------       ------------       ------------
                                                                              (IN MILLIONS)

     Fixed maturities...................................  $     1,499.8       $    1,489.0       $    1,459.4
     Mortgage loans on real estate......................          253.4              235.4              260.8
     Equity real estate.................................          250.2              356.1              390.4
     Other equity investments...........................          165.1               83.8              156.9
     Policy loans.......................................          143.8              144.9              177.0
     Other investment income............................          161.3              185.7              181.7
                                                          -------------       ------------       ------------

       Gross investment income..........................        2,473.6            2,494.9            2,626.2

       Investment expenses..............................         (232.7)            (266.8)            (343.4)
                                                          -------------       ------------       ------------

     Net Investment Income..............................  $     2,240.9       $    2,228.1       $    2,282.8
                                                          =============       ============       ============

     Investment (losses) gains, net, including changes in the valuation allowances, follow:

                                                               1999               1998                1997
                                                          -------------       ------------       ------------
                                                                              (IN MILLIONS)

     Fixed maturities...................................  $      (290.9)      $      (24.3)      $       88.1
     Mortgage loans on real estate......................           (3.3)             (10.9)             (11.2)
     Equity real estate.................................           (2.4)              74.5             (391.3)
     Other equity investments...........................           88.1               29.9               14.1
     Sale of subsidiaries...............................            -                 (2.6)             252.1
     Issuance and sales of Alliance Units...............            5.5               19.8                -
     Issuance and sales of DLJ common stock.............          106.0               18.2                3.0
     Other..............................................             .1               (4.4)               -
                                                          -------------       ------------       ------------
     Investment (Losses) Gains, Net.....................  $       (96.9)      $      100.2       $      (45.2)
                                                          =============       ============       ============

     Writedowns of fixed maturities amounted to $223.2 million, $101.6 million and $11.7 million for 1999, 1998 and 1997, respectively, and writedowns of equity real estate amounted to $136.4 million for 1997. In fourth quarter 1997, the Company reclassified $1,095.4 million depreciated cost of equity real estate from real estate held for the production of income to real estate held for sale. Additions to valuation allowances of $227.6 million were recorded upon these transfers. Additionally, in fourth quarter 1997, $132.3 million of writedowns on real estate held for production of income were recorded.

     For 1999, 1998 and 1997, respectively, proceeds received on sales of fixed maturities classified as available for sale amounted to $7,138.6 million, $15,961.0 million and $9,789.7 million. Gross gains of $74.7 million, $149.3 million and $166.0 million and gross losses of $214.3 million, $95.1 million and $108.8 million, respectively, were realized on these sales. The change in unrealized investment (losses) gains related to fixed maturities classified as available for sale for 1999, 1998 and 1997 amounted to $(1,313.8) million, $(331.7) million and $513.4 million, respectively.

     On January 1, 1999, investments in publicly-traded common equity securities in the General Account portfolio within other equity investments amounting to $102.3 million were transferred from available for sale securities to trading securities. As a result of this transfer, unrealized investment gains of $83.3 million ($43.2 million net of related DAC and Federal income taxes) were recognized as realized investment gains in the consolidated statements of earnings. Net unrealized holding gains of $7.0 million were included in net investment income in the consolidated statements of earnings for 1999. These trading securities had a carrying value of $14.1 million and costs of $7.2 million at December 31, 1999.

     During 1999, DLJ completed its offering of a new class of its Common Stock to track the financial performance of DLJdirect, its online brokerage business. As a result of this offering, the Company recorded a non-cash pre-tax realized gain of $95.8 million.

     For 1999, 1998 and 1997, investment results passed through to certain participating group annuity contracts as interest credited to policyholders' account balances amounted to $131.5 million, $136.9 million and $137.5 million, respectively.

     In 1997, Equitable Life sold EREIM (other than its interest in Column Financial, Inc.) ("ERE") to Lend Lease Corporation Limited ("Lend Lease"), for $400.0 million and recognized an investment gain of $162.4 million, net of Federal income tax of $87.4 million. Equitable Life entered into long-term advisory agreements whereby ERE continues to provide substantially the same services to Equitable Life's General Account and Separate Accounts, for substantially the same fees, as provided prior to the sale. Through June 10, 1997, the businesses sold reported combined revenues of $91.6 million and combined net earnings of $10.7 million.

     On June 30, 1997, Alliance reduced the recorded value of goodwill and contracts associated with Alliance's 1996 acquisition of Cursitor Holdings L.P. and Cursitor Holdings Limited (collectively, "Cursitor") by $120.9 million since Cursitor's business fundamentals no longer supported the carrying value of its investment. The Company's earnings from continuing operations for 1997 included a charge of $59.5 million, net of a Federal income tax benefit of $10.0 million and minority interest of $51.4 million. The remaining balance of intangible assets is being amortized over its estimated useful life of 20 years.

     Net unrealized investment gains (losses), included in the consolidated balance sheets as a component of accumulated comprehensive income and the changes for the corresponding years, follow:

                                                                1999               1998                1997
                                                           -------------       ------------       ------------
                                                                               (IN MILLIONS)

      Balance, beginning of year.........................  $       384.1       $      533.6       $      189.9
      Changes in unrealized investment (losses) gains....       (1,486.6)            (242.4)             543.3
      Changes in unrealized investment losses
        (gains) attributable to:
          Participating group annuity contracts..........           24.7               (5.7)              53.2
          DAC............................................          208.6               13.2              (89.0)
          Deferred Federal income taxes..................          476.4               85.4             (163.8)
                                                           -------------       ------------       ------------
      Balance, End of Year...............................  $      (392.8)      $      384.1       $      533.6
                                                           =============       ============       ============

      Balance, end of year comprises:
        Unrealized investment (losses) gains on:
          Fixed maturities...............................  $      (773.9)      $      539.9       $      871.2
          Other equity investments.......................          (16.3)              92.4               33.7
          Other, principally Closed Block................           46.8              111.1               80.9
                                                           -------------       ------------       ------------
            Total........................................         (743.4)             743.4              985.8
        Amounts of unrealized investment gains
          attributable to:
            Participating group annuity contracts........            -                (24.7)             (19.0)
            DAC..........................................           80.8             (127.8)            (141.0)
            Deferred Federal income taxes................          269.8             (206.8)            (292.2)
                                                           -------------       ------------       ------------
      Total..............................................  $      (392.8)      $      384.1       $      533.6
                                                           =============       ============       ============

     Changes in unrealized gains (losses) reflect changes in fair value of only those fixed maturities and equity securities classified as available for sale and do not reflect any changes in fair value of policyholders' account balances and future policy benefits.

6)   ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

     Accumulated other comprehensive income (loss) represents cumulative gains and losses on items that are not reflected in earnings. The balances for the past three years follow:

                                                               1999               1998                1997
                                                          -------------       ------------       ------------
                                                                              (IN MILLIONS)

     Unrealized (losses) gains on investments...........  $      (392.8)      $      384.1       $      533.6
     Minimum pension liability..........................            (.1)             (28.3)             (17.3)
                                                          -------------       ------------       ------------
     Total Accumulated Other
       Comprehensive (Loss) Income......................  $      (392.9)      $      355.8       $      516.3
                                                          =============       ============       ============

     The components of other comprehensive income (loss) for the past three years follow:

                                                               1999               1998                1997
                                                          -------------       ------------       ------------
                                                                              (IN MILLIONS)
     Net unrealized (losses) gains on investment
       securities:
       Net unrealized (losses) gains arising during
         the period.....................................  $    (1,682.3)      $     (186.1)      $      564.0
       Adjustment to reclassify losses (gains)
         included in net earnings during the period.....          195.7              (56.3)             (20.7)
                                                          -------------       ------------       ------------
     Net unrealized (losses) gains on investment
         securities.....................................       (1,486.6)            (242.4)             543.3
     Adjustments for policyholder liabilities,
         DAC and deferred Federal income taxes..........          709.7               92.9             (199.6)
                                                          -------------       ------------       ------------

     Change in unrealized losses (gains), net of
         adjustments....................................         (776.9)            (149.5)             343.7
     Change in minimum pension liability................           28.2              (11.0)              (4.4)
                                                          -------------       ------------       ------------
     Total Other Comprehensive (Loss) Income............  $      (748.7)      $     (160.5)      $      339.3
                                                          =============       ============       ============

7)   CLOSED BLOCK

     Summarized financial information for the Closed Block follows:

                                                                                       DECEMBER 31,
                                                                            ---------------------------------
                                                                                 1999                 1998
                                                                            ------------         ------------
                                                                                      (IN MILLIONS)
                                                                                                 <C
     BALANCE SHEETS
     Fixed Maturities:
       Available for sale, at estimated fair value (amortized cost,
         $4,144.8 and $4,149.0)...........................................  $    4,014.0         $    4,373.2
     Mortgage loans on real estate........................................       1,704.2              1,633.4
     Policy loans.........................................................       1,593.9              1,641.2
     Cash and other invested assets.......................................         194.4                 86.5
     DAC..................................................................         895.5                676.5
     Other assets.........................................................         205.3                221.6
                                                                            ------------         ------------
     Total Assets.........................................................  $    8,607.3         $    8,632.4
                                                                            ============         ============

     Future policy benefits and policyholders' account balances...........  $    9,011.7         $    9,013.1
     Other liabilities....................................................          13.3                 63.9
                                                                            ------------         ------------
     Total Liabilities....................................................  $    9,025.0         $    9,077.0
                                                                            ============         ============



                                                               1999               1998                1997
                                                          -------------       ------------       ------------
                                                                              (IN MILLIONS)
     STATEMENTS OF EARNINGS
     Premiums and other revenue.........................  $       619.1       $      661.7       $      687.1
     Investment income (net of investment
       expenses of $15.8, $15.5 and $27.0)..............          574.2              569.7              574.9
     Investment (losses) gains, net.....................          (11.3)                .5              (42.4)
                                                          -------------       ------------       ------------
           Total revenues...............................        1,182.0            1,231.9            1,219.6
                                                          -------------       ------------       ------------

     Policyholders' benefits and dividends..............        1,024.7            1,082.0            1,066.7
     Other operating costs and expenses.................           70.9               62.8               50.4
                                                          -------------       ------------       ------------
           Total benefits and other deductions..........        1,095.6            1,144.8            1,117.1
                                                          -------------       ------------       ------------

     Contribution from the Closed Block.................  $        86.4       $       87.1       $      102.5
                                                          =============       ============       ============

     Impaired mortgage loans along with the related provision for losses follows:

                                                                                        DECEMBER 31,
                                                                              --------------------------------
                                                                                  1999                1998
                                                                              -------------      -------------
                                                                                        (IN MILLIONS)
     Impaired mortgage loans with provision for losses......................  $        26.8      $        55.5
     Impaired mortgage loans without provision for losses...................            4.5                7.6
                                                                              -------------      -------------
     Recorded investment in impaired mortgages..............................           31.3               63.1
     Provision for losses...................................................           (4.1)             (10.1)
                                                                              -------------      -------------
     Net Impaired Mortgage Loans............................................  $        27.2      $        53.0
                                                                              =============      =============

     During 1999, 1998 and 1997, the Closed Block's average recorded investment in impaired mortgage loans was $37.0 million, $85.5 million and $110.2 million, respectively. Interest income recognized on these impaired mortgage loans totaled $3.3 million, $4.7 million and $9.4 million ($.3 million, $1.5 million and $4.1 million recognized on a cash basis) for 1999, 1998 and 1997, respectively.

     Valuation allowances amounted to $4.6 million and $11.1 million on mortgage loans on real estate and $24.7 million and $15.4 million on equity real estate at December 31, 1999 and 1998, respectively. Writedowns of fixed maturities amounted to $3.5 million for 1997. Writedowns of equity real estate amounted to $28.8 million for 1997.

     In fourth quarter 1997, $72.9 million depreciated cost of equity real estate held for production of income was reclassified to equity real estate held for sale. Additions to valuation allowances of $15.4 million were recorded upon these transfers. Also in fourth quarter 1997, $28.8 million of writedowns on real estate held for production of income were recorded.

     Many expenses related to Closed Block operations are charged to operations outside of the Closed Block; accordingly, the contribution from the Closed Block does not represent the actual profitability of the Closed Block operations. Operating costs and expenses outside of the Closed Block are, therefore, disproportionate to the business outside of the Closed Block.

8)   DISCONTINUED OPERATIONS

     Summarized financial information for discontinued operations follows:

                                                                                       DECEMBER 31,
                                                                            ---------------------------------
                                                                                 1999                 1998
                                                                            ------------         ------------
                                                                                       (IN MILLIONS)
     BALANCE SHEETS
     Mortgage loans on real estate........................................  $      454.6         $      553.9
     Equity real estate...................................................         426.6                611.0
     Other equity investments.............................................          55.8                115.1
     Other invested assets................................................          87.1                 24.9
                                                                            ------------         ------------
       Total investments..................................................       1,024.1              1,304.9
     Cash and cash equivalents............................................         164.5                 34.7
     Other assets.........................................................         213.0                219.0
                                                                            ------------         ------------
     Total Assets.........................................................  $    1,401.6         $    1,558.6
                                                                            ============         ============

     Policyholders' liabilities...........................................  $      993.3         $    1,021.7
     Allowance for future losses..........................................         242.2                305.1
     Other liabilities....................................................         166.1                231.8
                                                                            ------------         ------------
     Total Liabilities....................................................  $    1,401.6         $    1,558.6
                                                                            ============         ============

                                                               1999               1998                1997
                                                          -------------       ------------       ------------
                                                                              (IN MILLIONS)
     STATEMENTS OF EARNINGS
     Investment income (net of investment
       expenses of $49.3, $63.3 and $97.3)..............  $        98.7       $      160.4       $      188.6
     Investment (losses) gains, net.....................          (13.4)              35.7             (173.7)
     Policy fees, premiums and other income.............             .2               (4.3)                .2
                                                          -------------       ------------       ------------
     Total revenues.....................................           85.5              191.8               15.1

     Benefits and other deductions......................          104.8              141.5              169.5
     (Losses charged) earnings credited to allowance
       for future losses................................          (19.3)              50.3             (154.4)
                                                          -------------       ------------       ------------
     Pre-tax loss from operations.......................            -                  -                  -
     Pre-tax earnings from releasing (loss from
       strengthening) the allowance for future
       losses...........................................           43.3                4.2             (134.1)
     Federal income tax (expense) benefit...............          (15.2)              (1.5)              46.9
                                                          -------------       ------------       ------------
     Earnings (Loss) from Discontinued Operations.......  $        28.1       $        2.7       $      (87.2)
                                                          =============       ============       ============

     The Company's quarterly process for evaluating the allowance for future losses applies the current period's results of the discontinued operations against the allowance, re-estimates future losses and adjusts the allowance, if appropriate. Additionally, as part of the Company's annual planning process which takes place in the fourth quarter of each year, investment and benefit cash flow projections are prepared. These updated assumptions and estimates resulted in a release of allowance in 1999 and 1998 and strengthening of allowance in 1997.

     In fourth quarter 1997, $329.9 million depreciated cost of equity real estate was reclassified from equity real estate held for production of income to real estate held for sale. Additions to valuation allowances of $79.8 million were recognized upon these transfers. Also in fourth quarter 1997, $92.5 million of writedowns on real estate held for production of income were recognized.

     Benefits and other deductions includes $26.6 million and $53.3 million of interest expense related to amounts borrowed from continuing operations in 1998 and 1997, respectively.

     Valuation allowances of $1.9 million and $3.0 million on mortgage loans on real estate and $54.8 million and $34.8 million on equity real estate were held at December 31, 1999 and 1998, respectively. Writedowns of equity real estate were $95.7 million in 1997.

     During 1999, 1998 and 1997, discontinued operations' average recorded investment in impaired mortgage loans was $13.8 million, $73.3 million and $89.2 million, respectively. Interest income recognized on these impaired mortgage loans totaled $1.7 million, $4.7 million and $6.6 million ($.0 million, $3.4 million and $5.3 million recognized on a cash basis) for 1999, 1998 and 1997, respectively.

     At December 31, 1999 and 1998, discontinued operations had real estate acquired in satisfaction of debt with carrying values of $24.1 million and $50.0 million, respectively.

9)   SHORT-TERM AND LONG-TERM DEBT

     Short-term and long-term debt consists of the following:

                                                                                       DECEMBER 31,
                                                                            ---------------------------------
                                                                                 1999                 1998
                                                                            ------------         ------------
                                                                                       (IN MILLIONS)
     Short-term debt......................................................  $      557.0         $      179.3
                                                                            ------------         ------------
     Long-term debt:
     Equitable Life:
       Surplus notes, 6.95% due 2005......................................         399.5                399.4
       Surplus notes, 7.70% due 2015......................................         199.7                199.7
       Other..............................................................            .4                   .3
                                                                            ------------         ------------
           Total Equitable Life...........................................         599.6                599.4
                                                                            ------------         ------------
     Wholly Owned and Joint Venture Real Estate:
       Mortgage notes, 5.43% - 9.5%, due through 2017.....................         251.3                392.2
                                                                            ------------         ------------
     Alliance:
       Other..............................................................           -                   10.8
                                                                            ------------         ------------
     Total long-term debt.................................................         850.9              1,002.4
                                                                            ------------         ------------

     Total Short-term and Long-term Debt..................................  $    1,407.9         $    1,181.7
                                                                            ============         ============

     Short-term Debt
     ---------------

     Equitable Life has a $700.0 million bank credit facility available to fund short-term working capital needs and to facilitate the securities settlement process. The credit facility consists of two types of borrowing options with varying interest rates and expires in September 2000. The interest rates are based on external indices dependent on the type of borrowing and at December 31, 1999 range from 5.76% to 8.5%. There were no borrowings outstanding under this bank credit facility at December 31, 1999.

     Equitable Life has a commercial paper program with an issue limit of $1.0 billion. This program is available for general corporate purposes used to support Equitable Life's liquidity needs and is supported by Equitable Life's existing $700.0 million bank credit facility. At December 31, 1999, there were $166.9 million outstanding under this program.

     Alliance has a $425.0 million five-year revolving credit facility with a group of commercial banks. Under the facility, the interest rate, at the option of Alliance, is a floating rate generally based upon a defined prime rate, a rate related to the London Interbank Offered Rate ("LIBOR") or the Federal Funds Rate. A facility fee is payable on the total facility. During July 1999, Alliance increased the size of its commercial paper program by $200.0 million from $425.0 million for a total available limit of $625.0 million. Borrowings from the revolving credit facility and the original commercial paper program may not exceed $425.0 million in the aggregate. The revolving credit facility provides backup liquidity for commercial paper issued under

     Alliance's commercial paper program and can be used as a direct source of borrowing. The revolving credit facility contains covenants that require Alliance to, among other things, meet certain financial ratios. At December 31, 1999, Alliance had commercial paper outstanding totaling $384.7 million at an effective interest rate of 5.9%; there were no borrowings outstanding under Alliance's revolving credit facility.

     In December 1999, Alliance established a $100.0 million extendible commercial notes ("ECN") program to supplement its commercial paper program. ECN's are short-term debt instruments that do not require any back-up liquidity support.

     Long-term Debt
     --------------

     Several of the long-term debt agreements have restrictive covenants related to the total amount of debt, net tangible assets and other matters. At December 31, 1999, the Company is in compliance with all debt covenants.

     The Company has pledged real estate, mortgage loans, cash and securities amounting to $323.6 million and $640.2 million at December 31, 1999 and 1998, respectively, as collateral for certain short-term and long-term debt.

     At December 31, 1999, aggregate maturities of the long-term debt based on required principal payments at maturity was $3.0 million for 2000 and $848.7 million for 2005 and thereafter.

10)  FEDERAL INCOME TAXES

     A summary of the Federal income tax expense in the consolidated statements of earnings follows:

                                                               1999               1998                1997
                                                          -------------       ------------       ------------
                                                                              (IN MILLIONS)
     Federal income tax expense (benefit):
       Current..........................................  $       174.0       $      283.3       $      186.5
       Deferred.........................................          158.0               69.8              (95.0)
                                                          -------------       ------------       ------------
     Total..............................................  $       332.0       $      353.1       $       91.5
                                                          =============       ============       ============

     The Federal income taxes attributable to consolidated operations are different from the amounts determined by multiplying the earnings before Federal income taxes and minority interest by the expected Federal income tax rate of 35%. The sources of the difference and their tax effects follow:

                                                               1999               1998                1997
                                                          -------------       ------------       ------------
                                                                              (IN MILLIONS)
     Expected Federal income tax expense................  $       458.4       $      414.3       $      234.7
     Non-taxable minority interest......................          (47.8)             (33.2)             (38.0)
     Non-taxable subsidiary gains.......................          (37.1)              (6.4)               -
     Adjustment of tax audit reserves...................           27.8               16.0              (81.7)
     Equity in unconsolidated subsidiaries..............          (64.0)             (39.3)             (45.1)
     Other..............................................           (5.3)               1.7               21.6
                                                          -------------       ------------       ------------
     Federal Income Tax Expense.........................  $       332.0       $      353.1       $       91.5
                                                          =============       ============       ============

     The components of the net deferred Federal income taxes are as follows:

                                                    DECEMBER 31, 1999                  December 31, 1998
                                              -----------------------------      -----------------------------
                                                 ASSETS         LIABILITIES         Assets         Liabilities
                                              -----------      ------------      ------------      -----------
                                                                        (IN MILLIONS)
     Compensation and related benefits......  $       -        $       37.7      $      235.3      $       -
     Other..................................          -                20.6              27.8              -
     DAC, reserves and reinsurance..........          -               329.7               -              231.4
     Investments............................        115.1               -                 -              364.4
                                              -----------      ------------      ------------      -----------
     Total..................................  $     115.1      $      388.0      $      263.1      $     595.8
                                              ===========      ============      ============      ===========

     At December 31, 1999, in conjunction with the non-qualified employee benefit plans, $236.8 million in deferred tax asset was transferred to the Holding Company. See Note 12 for discussion of the benefit plans transferred.

     The deferred Federal income taxes impacting operations reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of these temporary differences and their tax effects follow:

                                                               1999               1998                1997
                                                          -------------       ------------       ------------
                                                                              (IN MILLIONS)

     DAC, reserves and reinsurance......................  $        83.2       $       (7.7)      $       46.2
     Investments........................................            3.2               46.8             (113.8)
     Compensation and related benefits..................           21.0               28.6                3.7
     Other..............................................           50.6                2.1              (31.1)
                                                          -------------       ------------       ------------
     Deferred Federal Income Tax
       Expense (Benefit)................................  $       158.0       $       69.8       $      (95.0)
                                                          =============       ============       ============

     The Internal Revenue Service (the "IRS") is in the process of examining the Holding Company's consolidated Federal income tax returns for the years 1992 through 1996. Management believes these audits will have no material adverse effect on the Company's results of operations.

11)  REINSURANCE AGREEMENTS

     The Insurance Group assumes and cedes reinsurance with other insurance companies. The Insurance Group evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. Ceded reinsurance does not relieve the originating insurer of liability. The effect of reinsurance (excluding group life and health) is summarized as follows:

                                                               1999               1998                1997
                                                          -------------       ------------       ------------
                                                                              (IN MILLIONS)

     Direct premiums....................................  $       420.6       $      438.8       $      448.6
     Reinsurance assumed................................          206.7              203.6              198.3
     Reinsurance ceded..................................          (69.1)             (54.3)             (45.4)
                                                          -------------       ------------       ------------
     Premiums...........................................  $       558.2       $      588.1       $      601.5
                                                          =============       ============       ============

     Universal Life and Investment-type Product
       Policy Fee Income Ceded..........................  $        69.7       $       75.7       $       61.0
                                                          =============       ============       ============
     Policyholders' Benefits Ceded......................  $        99.6       $       85.9       $       70.6
                                                          =============       ============       ============
     Interest Credited to Policyholders' Account
       Balances Ceded...................................  $        38.5       $       39.5       $       36.4
                                                          =============       ============       ============

     Since 1997, the Company reinsures on a yearly renewal term basis 90% of the mortality risk on new issues of certain term, universal and variable life products. The Company's retention limit on joint survivorship policies is $15.0 million. All in force business above $5.0 million is reinsured. The Insurance Group also reinsures the entire risk on certain substandard underwriting risks and in certain other cases.

     The Insurance Group cedes 100% of its group life and health business to a third party insurer. Premiums ceded totaled $.1 million, $1.3 million and $1.6 million for 1999, 1998 and 1997, respectively. Ceded death and disability benefits totaled $44.7 million, $15.6 million and $4.3 million for 1999, 1998 and 1997, respectively. Insurance liabilities ceded totaled $510.5 million and $560.3 million at December 31, 1999 and 1998, respectively.

12)  EMPLOYEE BENEFIT PLANS

     The Company sponsors qualified and non-qualified defined benefit plans covering substantially all employees (including certain qualified part-time employees), managers and certain agents. The pension plans are non-contributory. Equitable Life's benefits are based on a cash balance formula or years of service and final average earnings, if greater, under certain grandfathering rules in the plans. Alliance's benefits are based on years of credited service, average final base salary and primary social security benefits. The Company's funding policy is to make the minimum contribution required by the Employee Retirement Income Security Act of 1974 ("ERISA").

     Effective December 31, 1999, the Holding Company legally assumed primary liability from Equitable Life for all current and future obligations of its Excess Retirement Plan, Supplemental Executive Retirement Plan and certain other employee benefit plans that provide participants with medical, life insurance, and deferred compensation benefits; Equitable Life remains secondarily liable. The amount of the liability associated with employee benefits transferred was $676.5 million, including $183.0 million of non-qualified pension benefit obligations and $394.1 million of postretirement benefits obligations at December 31, 1999. This transfer was recorded as a non-cash capital contribution to Equitable Life.

     Components of net periodic pension (credit) cost for the qualified and non-qualified plans follow:

                                                               1999               1998                1997
                                                          -------------       ------------       ------------
                                                                              (IN MILLIONS)
     Service cost.......................................  $        36.7       $       33.2       $       32.5
     Interest cost on projected benefit obligations.....          131.6              129.2              128.2
     Actual return on assets............................         (189.8)            (175.6)            (307.6)
     Net amortization and deferrals.....................            7.5                6.1              166.6
                                                          -------------       ------------       ------------
     Net Periodic Pension Cost (Credit).................  $       (14.0)      $       (7.1)      $       19.7
                                                          =============       ============       ============

     The projected benefit obligations under the qualified and non-qualified pension plans were comprised of:

                                                                                        DECEMBER 31,
                                                                              -------------------------------
                                                                                  1999                1998
                                                                              ------------       ------------
                                                                                        (IN MILLIONS)

     Benefit obligations, beginning of year.................................  $    1,933.4       $    1,801.3
     Service cost...........................................................          36.7               33.2
     Interest cost..........................................................         131.6              129.2
     Actuarial (gains) losses...............................................         (53.3)             108.4
     Benefits paid..........................................................        (123.1)            (138.7)
                                                                              ------------       ------------
     Subtotal before transfer...............................................       1,925.3            1,933.4
     Transfer of Non-qualified Pension Benefit Obligation
       to the Holding Company...............................................        (262.5)               -
                                                                              ------------       ------------
     Benefit Obligation, End of Year........................................  $    1,662.8       $    1,933.4
                                                                              ============       ============

     The funded status of the qualified and non-qualified pension plans was as follows:

                                                                                        DECEMBER 31,
                                                                              -------------------------------
                                                                                  1999                1998
                                                                              ------------       ------------
                                                                                        (IN MILLIONS)

     Plan assets at fair value, beginning of year...........................  $    2,083.1       $    1,867.4
     Actual return on plan assets...........................................         369.0              338.9
     Contributions..........................................................            .1                -
     Benefits paid and fees.................................................        (108.5)            (123.2)
                                                                              ------------       ------------
     Plan assets at fair value, end of year.................................       2,343.7            2,083.1
     Projected benefit obligations..........................................       1,925.3            1,933.4
                                                                              ------------       ------------
     Excess of plan assets over projected benefit obligations...............         418.4              149.7
     Unrecognized prior service cost........................................          (5.2)              (7.5)
     Unrecognized net (gain) loss from past experience different
       from that assumed....................................................        (197.3)              38.7
     Unrecognized net asset at transition...................................           (.1)               1.5
                                                                              ------------       ------------
     Subtotal before transfer...............................................         215.8              182.4
     Transfer of Accrued Non-qualified Pension Benefit Obligation
       to the Holding Company...............................................         183.0                -
                                                                              ------------       ------------
     Prepaid Pension Cost, Net..............................................  $      398.8       $      182.4
                                                                              ============       ============

     The prepaid pension cost for pension plans with assets in excess of projected benefit obligations was $412.2 million and $363.9 million and the accrued liability for pension plans with projected benefit obligations in excess of plan assets was $13.5 million and $181.5 million at December 31, 1999 and 1998, respectively.

     The pension plan assets include corporate and government debt securities, equity securities, equity real estate and shares of group trusts managed by Alliance. The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of projected benefit obligations were 8.0% and 6.38%, respectively, at December 31, 1999 and 7.0% and 3.83%, respectively, at December 31, 1998. As of January 1, 1999 and 1998, the expected long-term rate of return on assets for the retirement plan was 10.0% and 10.25%, respectively.

     The Company recorded, as a reduction of shareholder's equity, an additional minimum pension liability of $.1 million, $28.3 million and $17.3 million, net of Federal income taxes, at December 31, 1999, 1998 and 1997, respectively, primarily representing the excess of the accumulated benefit obligation of the non-qualified pension plan over the accrued liability. The aggregate accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $325.7 million and $36.3 million, respectively, at December 31, 1999 and $309.7 million and $34.5 million, respectively, at December 31, 1998.

     Prior to 1987, the qualified plan funded participants' benefits through the purchase of non-participating annuity contracts from Equitable Life. Benefit payments under these contracts were approximately $30.2 million, $31.8 million and $33.2 million for 1999, 1998 and 1997, respectively.

     The Company provides certain medical and life insurance benefits (collectively, "postretirement benefits") for qualifying employees, managers and agents retiring from the Company (i) on or after attaining age 55 who have at least 10 years of service or (ii) on or after attaining age 65 or (iii) whose jobs have been abolished and who have attained age 50 with 20 years of service. The life insurance benefits are related to age and salary at retirement. The costs of postretirement benefits are recognized in accordance with the provisions of SFAS No. 106. The Company continues to fund postretirement benefits costs on a pay-as-you-go basis and, for 1999, 1998 and 1997, the Company made estimated postretirement benefits payments of $29.5 million, $28.4 million and $18.7 million, respectively.

     The following table sets forth the postretirement benefits plan's status, reconciled to amounts recognized in the Company's consolidated financial statements:

                                                               1999               1998                1997
                                                         -----------------   ----------------   -----------------
                                                                              (IN MILLIONS)

     Service cost.......................................  $         4.7       $        4.6       $        4.5
     Interest cost on accumulated postretirement
       benefits obligation..............................           34.4               33.6               34.7
     Unrecognized prior service costs...................           (7.0)               -                  -
     Net amortization and deferrals.....................            8.4                 .5                1.9
                                                         -----------------   ----------------   -----------------
     Net Periodic Postretirement Benefits Costs.........  $        40.5       $       38.7       $       41.1
                                                         =================   ================   =================

                                                                                        DECEMBER 31,
                                                                              -------------------------------
                                                                                  1999                1998
                                                                              ------------       ------------
                                                                                        (IN MILLIONS)

     Accumulated postretirement benefits obligation, beginning
       of year..............................................................  $      490.4       $      490.8
     Service cost...........................................................           4.7                4.6
     Interest cost..........................................................          34.4               33.6
     Contributions and benefits paid........................................         (29.5)             (28.4)
     Actuarial gains........................................................         (29.0)             (10.2)
                                                                              ------------       ------------
     Accumulated postretirement benefits obligation, end of year............         471.0              490.4
     Unrecognized prior service cost........................................          26.9               31.8
     Unrecognized net loss from past experience different
       from that assumed and from changes in assumptions....................         (86.0)            (121.2)
                                                                              ------------       ------------
     Subtotal before transfer...............................................         411.9              401.0
     Transfer to the Holding Company........................................        (394.1)               -
                                                                              ------------       ------------
     Accrued Postretirement Benefits Cost...................................  $       17.8       $      401.0
                                                                              ============       ============

     Since January 1, 1994, costs to the Company for providing these medical benefits available to retirees under age 65 are the same as those offered to active employees and medical benefits will be limited to 200% of 1993 costs for all participants.

     The assumed health care cost trend rate used in measuring the accumulated postretirement benefits obligation was 7.5% in 1999, gradually declining to 4.75% in the year 2010, and in 1998 was 8.0%, gradually declining to 2.5% in the year 2009. The discount rate used in determining the accumulated postretirement benefits obligation was 8.0% and 7.0% at December 31, 1999 and 1998, respectively.

     If the health care cost trend rate assumptions were increased by 1%, the accumulated postretirement benefits obligation as of December 31, 1999 would be increased 3.55%. The effect of this change on the sum of the service cost and interest cost would be an increase of 3.91%. If the health care cost trend rate assumptions were decreased by 1% the accumulated postretirement benefits obligation as of December 31, 1999 would be decreased by 4.38%. The effect of this change on the sum of the service cost and interest cost would be a decrease of 4.96%.

13)  DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

     Derivatives
     -----------

     The Insurance Group primarily uses derivatives for asset/liability risk management and for hedging individual securities. Derivatives mainly are utilized to reduce the Insurance Group's exposure to interest rate fluctuations. Accounting for interest rate swap transactions is on an accrual basis. Gains and losses related to interest rate swap transactions are amortized as yield adjustments over the remaining life of the underlying hedged security. Income and expense resulting from interest rate swap activities are reflected in net investment income. The notional amount of matched interest rate swaps outstanding at December 31, 1999 and 1998, respectively, was $797.3 million and $880.9 million. The average unexpired terms at December 31, 1999 ranged from two months to 5.0 years. At December 31, 1999, the cost of terminating swaps in a loss position was $1.8 million. Equitable Life maintains an interest rate cap program designed to hedge crediting rates on interest-sensitive individual annuities contracts. The outstanding notional amounts at December 31, 1999 of contracts purchased and sold were $7,575.0 million and $875.0 million, respectively. The net premium paid by Equitable Life on these contracts was $51.6 million and is being amortized ratably over the contract periods ranging from 1 to 4 years. Income and expense resulting from this program are reflected as an adjustment to interest credited to policyholders' account balances.

     DLJ enters into certain contractual agreements referred to as derivatives or off-balance-sheet financial instruments primarily for trading purposes and to provide products for its clients. DLJ performs the following activities: writing over-the-counter ("OTC") options to accommodate customer needs; trading in forward contracts in U.S. government and agency issued or guaranteed securities; trading in futures contracts on equity based indices, interest rate instruments, and currencies; and issuing structured products based on emerging market financial instruments and indices. DLJ also enters into swap agreements, primarily equity, interest rate and foreign currency swaps. DLJ is not significantly involved in commodity derivative instruments.

     Fair Value of Financial Instruments
     -----------------------------------

     The Company defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

     Certain financial instruments are excluded, particularly insurance liabilities other than financial guarantees and investment contracts. Fair market value of off-balance-sheet financial instruments of the Insurance Group was not material at December 31, 1999 and 1998.

     Fair values for mortgage loans on real estate are estimated by discounting future contractual cash flows using interest rates at which loans with similar characteristics and credit quality would be made. Fair values for foreclosed mortgage loans and problem mortgage loans are limited to the estimated fair value of the underlying collateral if lower.

     Fair values of policy loans are estimated by discounting the face value of the loans from the time of the next interest rate review to the present, at a rate equal to the excess of the current estimated market rates over the current interest rate charged on the loan.

     The estimated fair values for the Company's association plan contracts, supplementary contracts not involving life contingencies ("SCNILC") and annuities certain, which are included in policyholders' account balances, and guaranteed interest contracts are estimated using projected cash flows discounted at rates reflecting expected current offering rates.

     The estimated fair values for variable deferred annuities and single premium deferred annuities ("SPDA"), which are included in policyholders' account balances, are estimated by discounting the account value back from the time of the next crediting rate review to the present, at a rate equal to the excess of current estimated market rates offered on new policies over the current crediting rates.

     Fair values for long-term debt are determined using published market values, where available, or contractual cash flows discounted at market interest rates. The estimated fair values for non-recourse mortgage debt are determined by discounting contractual cash flows at a rate which takes into account the level of current market interest rates and collateral risk. The estimated fair values for recourse mortgage debt are determined by discounting contractual cash flows at a rate based upon current interest rates of other companies with credit ratings similar to the Company. The Company's carrying value of short-term borrowings approximates their estimated fair value.

     The following table discloses carrying value and estimated fair value for financial instruments not otherwise disclosed in Notes 3, 7 and 8:

                                                                        DECEMBER 31,
                                             --------------------------------------------------------------------
                                                           1999                               1998
                                             ---------------------------------  ---------------------------------
                                                CARRYING         ESTIMATED         Carrying         Estimated
                                                 VALUE          FAIR VALUE          Value           Fair Value
                                             ---------------  ----------------  ---------------   ---------------
                                                                        (IN MILLIONS)
     Consolidated Financial Instruments:
     -----------------------------------
     Mortgage loans on real estate..........  $    3,270.0     $     3,239.3     $     2,809.9     $    2,961.8
     Other limited partnership interests....         647.9             647.9             562.6            562.6
     Policy loans...........................       2,257.3           2,359.5           2,086.7          2,370.7
     Policyholders' account balances -
       investment contracts.................      12,740.4          12,800.5          12,892.0         13,396.0
     Long-term debt.........................         850.9             834.9           1,002.4          1,025.2

     Closed Block Financial Instruments:
     -----------------------------------
     Mortgage loans on real estate..........  $    1,704.2     $     1,650.3     $     1,633.4     $    1,703.5
     Other equity investments...............          36.3              36.3              56.4             56.4
     Policy loans...........................       1,593.9           1,712.0           1,641.2          1,929.7
     SCNILC liability.......................          22.8              22.5              25.0             25.0

     Discontinued Operations Financial
     ---------------------------------
     Instruments:
     ------------
     Mortgage loans on real estate..........  $      454.6     $       467.0     $       553.9     $      599.9
     Fixed maturities.......................          85.5              85.5              24.9             24.9
     Other equity investments...............          55.8              55.8             115.1            115.1
     Guaranteed interest contracts..........          33.2              27.5              37.0             34.0
     Long-term debt.........................         101.9             101.9             147.1            139.8

14)  COMMITMENTS AND CONTINGENT LIABILITIES

     The Company has provided, from time to time, certain guarantees or commitments to affiliates, investors and others. These arrangements include commitments by the Company, under certain conditions: to make capital contributions of up to $59.4 million to affiliated real estate joint ventures; and to provide equity financing to certain limited partnerships of $373.8 million at December 31, 1999, under existing loan or loan commitment agreements.

     Equitable Life is the obligor under certain structured settlement agreements which it had entered into with unaffiliated insurance companies and beneficiaries. To satisfy its obligations under these agreements, Equitable Life owns single premium annuities issued by previously wholly owned life insurance subsidiaries. Equitable Life has directed payment under these annuities to be made directly to the beneficiaries under the structured settlement agreements. A contingent liability exists with respect to these agreements should the previously wholly owned subsidiaries be unable to meet their obligations. Management believes the satisfaction of those obligations by Equitable Life is remote.

     The Insurance Group had $24.9 million of letters of credit outstanding at December 31, 1999.

15)  LITIGATION

     The Company
     -----------

     Life Insurance and Annuity Sales Cases

     A number of lawsuits are pending as individual claims and purported class actions against Equitable Life, its subsidiary insurance company and a former insurance subsidiary. These actions involve, among other things, sales of life and annuity products for varying periods from 1980 to the present, and allege, among other things, sales practice misrepresentation primarily involving: the number of premium payments required; the propriety of a product as an investment vehicle; the propriety of a product as a replacement of an existing policy; and failure to disclose a product as life insurance. Some actions are in state courts and others are in U.S. District Courts in different jurisdictions, and are in varying stages of discovery and motions for class certification.

     In general, the plaintiffs request an unspecified amount of damages, punitive damages, enjoinment from the described practices, prohibition against cancellation of policies for non-payment of premium or other remedies, as well as attorneys' fees and expenses. Similar actions have been filed against other life and health insurers and have resulted in the award of substantial judgments, including material amounts of punitive damages, or in substantial settlements. Although the outcome of litigation cannot be predicted with certainty, particularly in the early stages of an action, the Company's management believes that the ultimate resolution of these cases should not have a material adverse effect on the financial position of the Company. The Company's management cannot make an estimate of loss, if any, or predict whether or not any such litigation will have a material adverse effect on the Company's results of operations in any particular period.

     Discrimination Case

     Equitable Life is a defendant in an action, certified as a class action in September 1997, in the United States District Court for the Northern District of Alabama, Southern Division, involving alleged discrimination on the basis of race against African-American applicants and potential applicants in hiring individuals as sales agents. Plaintiffs seek a declaratory judgment and affirmative and negative injunctive relief, including the payment of back-pay, pension and other compensation. Although the outcome of litigation cannot be predicted with certainty, the Company's management believes that the ultimate resolution of this matter should not have a material adverse effect on the financial position of the Company. The Company's management cannot make an estimate of loss, if any, or predict whether or not such matter will have a material adverse effect on the Company's results of operations in any particular period.

     Agent Health Benefits Case

     Equitable Life is a defendant in an action, certified as a class action in March 1999, in the United States District Court for the Northern District of California, alleging, among other things, that Equitable Life violated ERISA by eliminating certain alternatives pursuant to which agents of Equitable Life could qualify for health care coverage. The class consists of "[a]ll current, former and retired Equitable agents, who while associated with Equitable satisfied [certain alternatives] to qualify for health coverage or contributions thereto under applicable plans." Plaintiffs allege various causes of action under ERISA, including claims for enforcement of alleged promises contained in plan documents and for enforcement of agent bulletins, breach of unilateral contract, breach of fiduciary duty and promissory estoppel. The parties are currently engaged in discovery. Although the outcome of any litigation cannot be predicted with certainty, the Company's management believes that the ultimate resolution of this matter should not have a material adverse effect on the financial position of the Company. The Company's management cannot make an estimate of loss, if any, or predict whether or not such matter will have a material adverse effect on the Company's results of operations in any particular period.

     Prime Property Fund Case

     In January 2000, the California Supreme Court denied the Company's petition for review of an October 1999 decision by the California Superior Court of Appeal. Such decision reversed the dismissal by the Supreme Court of Orange County, California of an action which was commenced in 1995 by a real estate developer in connection with a limited partnership formed in 1991 with the Company on behalf of Prime Property Fund ("PPF"). The Company serves as investment manager for PPF, an open-end, commingled real estate separate account of the Company for pension clients. Plaintiff alleges breach of fiduciary duty and other claims principally in connection with PPF's 1995 purchase and subsequent foreclosure of the loan which financed the partnership's property. Plaintiff seeks compensatory and punitive damages. The case has been remanded to the Superior Court for further proceedings. Although the outcome of litigation cannot be predicted with certainty, the Company's management believes that the ultimate resolution of this matter should not have a material adverse effect on the financial position of the Company. The Company's management cannot make an estimate of loss, if any, or predict whether or not this matter will have a material adverse effect on the Company's results of operations in any particular period.


     Alliance Capital
     ----------------

     In July 1995, a class action complaint was filed against Alliance North American Government Income Trust, Inc. (the "Fund"), Alliance Holding and certain other defendants affiliated with Alliance, including the Holding Company, alleging violations of Federal securities laws, fraud and breach of fiduciary duty in connection with the Fund's investments in Mexican and Argentine securities. The original complaint was dismissed in 1996; on appeal, the dismissal was affirmed. In October 1996, plaintiffs filed a motion for leave to file an amended complaint, alleging the Fund failed to hedge against currency risk despite representations that it would do so, the Fund did not properly disclose that it planned to invest in mortgage-backed derivative securities and two Fund advertisements misrepresented the risks of investing in the Fund. In October 1998, the U.S. Court of Appeals for the Second Circuit issued an order granting plaintiffs' motion to file an amended complaint alleging that the Fund misrepresented its ability to hedge against currency risk and denying plaintiffs' motion to file an amended complaint containing the other allegations. In December 1999, the United States District Court for the Southern District of New York granted the defendants' motion for summary judgment on all claims against all defendants. Later in December 1999, the plaintiffs filed motions for reconsideration of the Court's ruling. These motions are currently pending with the Court.

     In connection with the Reorganization; Alliance assumed any liabilities which Alliance Holding may have with respect to this action. Alliance and Alliance Holding believe that the allegations in the amended complaint are without merit and intend to vigorously defend against these claims. While the ultimate outcome of this matter cannot be determined at this time, management of Alliance Holding and Alliance do not expect that it will have a material adverse effect on Alliance Holding's or Alliance's results of operations or financial condition.

     DLJSC
     -----

     Donaldson, Lufkin & Jenrette Securities Corporation ("DLJSC") is a defendant along with certain other parties in a class action complaint involving the underwriting of units, consisting of notes and warrants to purchase common shares, of Rickel Home Centers, Inc. ("Rickel"), which filed a voluntary petition for reorganization pursuant to Chapter 11 of the Bankruptcy Code. The complaint seeks unspecified compensatory and punitive damages from DLJSC, as an underwriter and as an owner of 7.3% of the common stock, for alleged violation of Federal securities laws and common law fraud for alleged misstatements and omissions contained in the prospectus and registration statement used in the offering of the units. In April 1999, the complaint against DLJSC and the other defendants was dismissed. The plaintiffs have appealed. DLJSC intends to defend itself vigorously against all the allegations contained in the complaint.

     DLJSC is a defendant in a purported class action filed in a Texas State Court on behalf of the holders of $550 million principal amount of subordinated redeemable discount debentures of National Gypsum Corporation ("NGC"). The debentures were canceled in connection with a Chapter 11 plan of reorganization for NGC consummated in July 1993. The litigation seeks compensatory and punitive damages for DLJSC's activities as financial advisor to NGC in the course of NGC's Chapter 11 proceedings. In March 1999, the Court granted motions for summary judgment filed by DLJSC and the other defendants. The plaintiffs have appealed. DLJSC intends to defend itself vigorously against all the allegations contained in the complaint.

     In November 1998, three purported class actions were filed in the U.S. District Court for the Southern District of New York against more than 25 underwriters of initial public offering securities, including DLJSC. The complaints allege that defendants conspired to fix the "fee" paid for underwriting initial public offering securities by setting the underwriters' discount or "spread" at 7%, in violation of the Federal antitrust laws. The complaints seek treble damages in an unspecified amount and injunctive relief as well as attorneys' fees and costs. In March 1999, the plaintiffs filed a consolidated amended complaint. A motion by all defendants to dismiss the complaints on several grounds is pending. Separately, the U.S. Department of Justice has issued a Civil Investigative Demand to several investment banking firms, including DLJSC, seeking documents and information relating to "alleged" price-fixing with respect to underwriting spreads in initial public offerings. The Justice Department has not made any charges against DLJSC or the other investment banking firms. DLJSC is cooperating with the Justice Department in providing the requested information and believes that no violation of law by DLJSC has occurred.

     Although there can be no assurance, DLJ's management does not believe that the ultimate resolution of the litigations described above to which DLJSC is a party will have a material adverse effect on DLJ's consolidated financial condition. Based upon the information currently available to it, DLJ's management cannot predict whether or not such litigations will have a material adverse effect on DLJ's results of operations in any particular period.

     Other Matters

     In addition to the matters described above, the Holding Company and its subsidiaries are involved in various legal actions and proceedings in connection with their businesses. Some of the actions and proceedings have been brought on behalf of various alleged classes of claimants and certain of these claimants seek damages of unspecified amounts. While the ultimate outcome of such matters cannot be predicted with certainty, in the opinion of management no such matter is likely to have a material adverse effect on the Company's consolidated financial position or results of operations.

16)  LEASES

     The Company has entered into operating leases for office space and certain other assets, principally information technology equipment and office furniture and equipment. Future minimum payments under noncancelable leases for 2000 and the four successive years are $111.2 million, $93.3 million, $78.3 million, $71.9 million, $66.5 million and $523.7 million thereafter. Minimum future sublease rental income on these noncancelable leases for 2000 and the four successive years is $5.2 million, $4.1 million, $2.8 million, $2.8 million, $2.8 million and $23.8 million thereafter.

     At December 31, 1999, the minimum future rental income on noncancelable operating leases for wholly owned investments in real estate for 2000 and the four successive years is $120.7 million, $113.5 million, $96.0 million, $79.7 million, $74.1 million and $354.6 million thereafter.

17)  OTHER OPERATING COSTS AND EXPENSES

     Other operating costs and expenses consisted of the following:

                                                               1999               1998                1997
                                                          -------------       ------------       ------------
                                                                              (IN MILLIONS)

     Compensation costs.................................  $     1,010.6       $      772.0       $      721.5
     Commissions........................................          549.5              478.1              409.6
     Short-term debt interest expense...................           16.7               26.1               31.7
     Long-term debt interest expense....................           76.3               84.6              121.2
     Amortization of policy acquisition costs...........          314.5              292.7              287.3
     Capitalization of policy acquisition costs.........         (709.9)            (609.1)            (508.0)
     Writedown of policy acquisition costs..............          131.7                -                  -
     Rent expense, net of sublease income...............          113.9              100.0              101.8
     Cursitor intangible assets writedown...............            -                  -                120.9
     Other..............................................        1,294.0            1,056.8              917.9
                                                          -------------       ------------       ------------
     Total..............................................  $     2,797.3       $    2,201.2       $    2,203.9
                                                         =================   ================   =================

     During 1997, the Company restructured certain operations in connection with cost reduction programs and recorded a pre-tax provision of $42.4 million. The amount paid during 1999 associated with cost reduction programs totaled $15.6 million. At December 31, 1999, the remaining liabilities associated with cost reduction programs was $8.8 million. The 1997 cost reduction program included costs related to employee termination and exit costs.

18)  INSURANCE GROUP STATUTORY FINANCIAL INFORMATION

     Equitable Life is restricted as to the amounts it may pay as shareholder dividends. Under the New York Insurance Law, the Superintendent has broad discretion to determine whether the financial condition of a stock life insurance company would support the payment of dividends to its shareholders. For 1999, 1998 and 1997, statutory net income (loss) totaled $547.0 million, $384.4 million and ($351.7) million, respectively. Statutory surplus, capital stock and Asset Valuation Reserve ("AVR") totaled $5,570.6 million and $4,728.0 million at December 31, 1999 and 1998, respectively. In September 1999, $150.0 million in dividends were paid to the Holding Company by Equitable Life, the first such payment since Equitable Life's demutualization in 1992.

     At December 31, 1999, the Insurance Group, in accordance with various government and state regulations, had $26.8 million of securities deposited with such government or state agencies.

     The differences between statutory surplus and capital stock determined in accordance with Statutory Accounting Principles ("SAP") and total shareholder's equity under GAAP are primarily: (a) the inclusion in SAP of an AVR intended to stabilize surplus from fluctuations in the value of the investment portfolio; (b) future policy benefits and policyholders' account balances under SAP differ from GAAP due to differences between actuarial assumptions and reserving methodologies; (c) certain policy acquisition costs are expensed under SAP but deferred under GAAP and amortized over future periods to achieve a matching of revenues and expenses; (d) external and certain internal costs incurred to obtain or develop internal use computer software during the application development stage is capitalized under GAAP but expensed under SAP; (e) Federal income taxes are generally accrued under SAP based upon revenues and expenses in the Federal income tax return while under GAAP deferred taxes provide for timing differences between recognition of revenues and expenses for financial reporting and income tax purposes; (f) the valuation of assets under SAP and GAAP differ due to different investment valuation and depreciation methodologies, as well as the deferral of interest-related realized capital gains and losses on fixed income investments; and (g) differences in the accrual methodologies for post-employment and retirement benefit plans.

19)  BUSINESS SEGMENT INFORMATION

     The Company's operations consist of Insurance and Investment Services. The Company's management evaluates the performance of each of these segments independently and allocates resources based on current and future requirements of each segment. Management evaluates the performance of each segment based upon operating results adjusted to exclude the effect of unusual or non-recurring events and transactions and certain revenue and expense categories not related to the base operations of the particular business net of minority interest. Information for all periods is presented on a comparable basis.

     Intersegment investment advisory and other fees of approximately $75.6 million, $61.8 million and $84.1 million for 1999, 1998 and 1997, respectively, are included in total revenues of the Investment Services segment. These fees, excluding amounts related to discontinued operations of $.5 million, $.5 million and $4.2 million for 1999, 1998 and 1997, respectively, are eliminated in consolidation.

     The following tables reconcile each segment's revenues and operating earnings to total revenues and earnings from continuing operations before Federal income taxes and cumulative effect of accounting change as reported on the consolidated statements of earnings and the segments' assets to total assets on the consolidated balance sheets, respectively.

                                                               INVESTMENT
                                             INSURANCE          SERVICES         ELIMINATION           TOTAL
                                            -------------     ------------       ------------      ------------
                                                                       (IN MILLIONS)
     1999
     ----
     Segment revenues.....................  $     4,283.0     $    2,052.7       $      (23.8)     $    6,311.9
     Investment (losses) gains............         (199.4)           111.5                -               (87.9)
                                            -------------     ------------       ------------      ------------
     Total Revenues.......................  $     4,083.6     $    2,164.2       $      (23.8)     $    6,224.0
                                            =============     ============       ============      ============

     Pre-tax operating earnings...........  $       895.7     $      427.0       $        -        $    1,322.7
     Investment (losses) gains , net of
       DAC and other charges..............         (208.4)           110.5                -               (97.9)
     Non-recurring DAC adjustments........         (131.7)             -                  -              (131.7)
     Pre-tax minority interest............            -              216.8                -               216.8
                                            -------------     ------------       ------------      ------------
     Earnings from Continuing
       Operations.........................  $       555.6     $      754.3       $        -        $    1,309.9
                                            =============     ============       ============      ============

     Total Assets.........................  $    86,842.7     $   12,961.7       $       (8.9)     $   99,795.5
                                            =============     ============       ============      ============


     1998
     ----
     Segment revenues.....................  $     4,029.8     $    1,438.4       $       (5.7)     $    5,462.5
     Investment gains.....................           64.8             35.4                -               100.2
                                            -------------     ------------       ------------      ------------
     Total Revenues.......................  $     4,094.6     $    1,473.8       $       (5.7)     $    5,562.7
                                            =============     ============       ============      ============

     Pre-tax operating earnings...........  $       688.6     $      284.3       $        -        $      972.9
     Investment gains, net of
       DAC and other charges..............           41.7             27.7                -                69.4
     Pre-tax minority interest............            -              141.5                -               141.5
                                            -------------     ------------       ------------      ------------
     Earnings from Continuing
       Operations.........................          730.3            453.5                -             1,183.8
                                            =============     ============       ============      ============

     Total Assets.........................  $    75,626.0     $   12,379.2       $      (64.4)     $   87,940.8
                                            =============     ============       ============      ============

                                                                   INVESTMENT
                                                INSURANCE           SERVICES        ELIMINATION           TOTAL
                                               -------------     ------------       ------------      ------------

        1997
        ----
        Segment revenues.....................  $     3,990.8     $    1,200.0       $       (7.7)     $    5,183.1
        Investment (losses) gains............         (318.8)           255.1                -               (63.7)
                                               -------------     ------------       ------------      ------------
        Total Revenues.......................  $     3,672.0     $    1,455.1       $       (7.7)     $    5,119.4
                                               =============     ============       ============      ============

        Pre-tax operating earnings...........  $       507.0     $      258.3       $        -        $      765.3
        Investment (losses) gains, net of
          DAC and other charges..............         (292.5)           252.7                -               (39.8)
        Non-recurring costs and expenses.....          (41.7)          (121.6)               -              (163.3)
        Pre-tax minority interest............            -              108.5                -               108.5
                                               -------------     ------------       ------------      ------------
        Earnings from Continuing
          Operations.........................  $       172.8     $      497.9       $        -        $      670.7
                                               =============     ============       ============      ============

        Total Assets.........................  $    67,762.4     $   13,691.4       $      (96.1)     $   81,357.7
                                               =============     ============       ============      ============


20)  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The quarterly results of operations for 1999 and 1998 are summarized below:

                                                                 THREE MONTHS ENDED
                                     ------------------------------------------------------------------------
                                        MARCH 31           JUNE 30          SEPTEMBER 30         DECEMBER 31
                                     -------------      -------------       ------------         ------------
                                                                    (IN MILLIONS)
     1999
     ----
     Total Revenues................  $     1,484.3      $     1,620.3       $    1,512.1         $    1,607.3
                                     =============      =============       ============         ============

     Earnings from Continuing
       Operations..................  $       187.3      $       222.6       $      186.5         $      182.1
                                     =============      =============       ============         ============

     Net Earnings..................  $       182.0      $       221.3       $      183.1         $      220.2
                                     =============      =============       ============         ============

     1998
     ----
     Total Revenues................  $     1,470.2      $     1,422.9       $    1,297.6         $    1,372.0
                                     =============      =============       ============         ============

     Earnings from Continuing
       Operations..................  $       212.8      $       197.0       $      136.8         $      158.9
                                     =============      =============       ============         ============

     Net Earnings..................  $       213.3      $       198.3       $      137.5         $      159.1
                                     =============      =============       ============         ============

21)  INVESTMENT IN DLJ

     At December 31, 1999, the Company's ownership of DLJ interest was approximately 31.71%. The Company's ownership interest in DLJ will continue to be reduced upon the exercise of options granted to certain DLJ employees and the vesting of forfeitable restricted stock units acquired by DLJ employees. DLJ restricted stock units represent forfeitable rights to receive approximately 5.2 million shares of DLJ common stock through February 2000.

     The results of operations of DLJ are accounted for on the equity basis and are included in commissions, fees and other income in the consolidated statements of earnings. The Company's carrying value of DLJ is included in investment in and loans to affiliates in the consolidated balance sheets.

     Summarized balance sheets information for DLJ, reconciled to the Company's carrying value of DLJ, are as follows:

                                                                                        DECEMBER 31,
                                                                              -------------------------------
                                                                                  1999                1998
                                                                              ------------       ------------
                                                                                        (IN MILLIONS)
     Assets:
     Trading account securities, at market value............................  $   27,982.4       $   13,195.1
     Securities purchased under resale agreements...........................      29,538.1           20,063.3
     Broker-dealer related receivables......................................      44,998.1           34,264.5
     Other assets...........................................................       6,493.5            4,759.3
                                                                              ------------       ------------
     Total Assets...........................................................  $  109,012.1       $   72,282.2
                                                                              ============       ============

     Liabilities:
     Securities sold under repurchase agreements............................  $   56,474.4       $   35,775.6
     Broker-dealer related payables.........................................      37,207.4           26,161.5
     Short-term and long-term debt..........................................       6,518.6            3,997.6
     Other liabilities......................................................       4,704.5            3,219.8
                                                                              ------------       ------------
     Total liabilities......................................................     104,904.9           69,154.5
     DLJ's company-obligated mandatorily redeemed preferred
       securities of subsidiary trust holding solely debentures of DLJ......         200.0              200.0
     Total shareholders' equity.............................................       3,907.2            2,927.7
                                                                              ------------       ------------
     Total Liabilities, Cumulative Exchangeable Preferred Stock and
       Shareholders' Equity.................................................  $  109,012.1       $   72,282.2
                                                                              ============       ============

     DLJ's equity as reported...............................................  $    3,907.2       $    2,927.7
     Unamortized cost in excess of net assets acquired in 1985
       and other adjustments................................................          22.9               23.7
     The Holding Company's equity ownership in DLJ..........................      (1,341.4)          (1,002.4)
     Minority interest in DLJ...............................................      (1,479.3)          (1,118.2)
                                                                              ------------       ------------
     The Company's Carrying Value of DLJ....................................  $    1,109.4       $      830.8
                                                                              ============       ============

     Summarized statements of earnings information for DLJ reconciled to the Company's equity in earnings of DLJ is as follows:

                                                                1999               1998               1997
                                                            ------------       ------------      -------------
                                                                               (IN MILLIONS)

     Commission, fees and other income..................... $    4,145.1       $    3,150.5      $     2,430.7
     Net investment income.................................      2,175.3            2,189.1            1,652.1
     Principal Transactions, net...........................        825.9               67.4              557.7
                                                            ------------       ------------      -------------
     Total revenues........................................      7,146.3            5,407.0            4,640.5
     Total expenses including income taxes.................      6,545.6            5,036.2            4,232.2
                                                            ------------       ------------      -------------
     Net earnings..........................................        600.7              370.8              408.3
     Dividends on preferred stock..........................         21.2               21.3               12.2
                                                            ------------       ------------      -------------
     Earnings Applicable to Common Shares.................. $      579.5       $      349.5      $       396.1
                                                            ============       ============      =============

     DLJ's earnings applicable to common shares as
       reported............................................ $      579.5       $      349.5      $       396.1
     Amortization of cost in excess of net assets
       acquired in 1985....................................          (.9)               (.8)              (1.3)
     The Holding Company's equity in DLJ's earnings........       (222.7)            (136.8)            (156.8)
     Minority interest in DLJ..............................       (172.9)             (99.5)            (109.1)
                                                            ------------       ------------      -------------
     The Company's Equity in DLJ's Earnings................ $      183.0       $      112.4      $       128.9
                                                            ============       ============      =============

22)  ACCOUNTING FOR STOCK-BASED COMPENSATION

     The Holding Company sponsors a stock incentive plan for employees of Equitable Life. DLJ and Alliance each sponsor their own stock option plans for certain employees. The Company has elected to continue to account for stock-based compensation using the intrinsic value method prescribed in APB No. 25. Had compensation expense for the Holding Company, DLJ and Alliance Stock Option Incentive Plan options been determined based on SFAS No. 123's fair value based method, the Company's pro forma net earnings for 1999, 1998 and 1997 would have been $757.1 million, $678.4 million and $426.3 million, respectively.

     The fair values of options granted after December 31, 1994, used as a basis for the pro forma disclosures above, were estimated as of the grant dates using the Black-Scholes option pricing model. The option pricing assumptions for 1999, 1998 and 1997 follow:

                                 HOLDING COMPANY                      DLJ                            ALLIANCE
                          ------------------------------ ------------------------------- ----------------------------------
                            1999      1998       1997      1999       1998      1997       1999       1998         1997
                          --------- ---------- --------- ---------- --------- ---------- --------- ------------ -----------
     Dividend yield......  0.31%      0.32%     0.48%      0.56%      0.69%     0.86%     8.70%       6.50%       8.00%

     Expected volatility.   28%        28%       20%        36%        40%       33%       29%         29%         26%

     Risk-free interest
       rate..............  5.46%      5.48%     5.99%      5.06%      5.53%     5.96%     5.70%       4.40%       5.70%

     Expected life
       in years..........    5          5         5          5          5         5         7          7.2         7.2

     Weighted average
       fair value per
       option at
       grant-date........  $10.78    $11.32     $6.13     $17.19     $16.27    $10.81     $3.88       $3.86       $2.18

     A summary of the Holding Company, DLJ and Alliance's option plans follows:

                                     HOLDING COMPANY                     DLJ                         ALLIANCE
                               ----------------------------- ----------------------------- -----------------------------
                                                 Weighted                      Weighted                     Weighted
                                                 Average                       Average                       Average
                                                 Exercise                      Exercise                     Exercise
                                                 Price of                      Price of                     Price of
                                   Shares        Options         Shares        Options         Units         Options
                               (In Millions)   Outstanding   (In Millions)   Outstanding   (In Millions)   Outstanding
                               --------------- ------------- --------------- ------------- -----------------------------
     Balance as of
       January 1, 1997........      13.4           $10.40         22.2         $14.03           10.0          $ 9.54
       Granted................       6.4           $20.93          6.4         $30.54            2.2          $18.28
       Exercised..............      (3.2)          $10.13          (.2)        $16.01           (1.2)         $ 8.06
       Forfeited..............       (.8)          $11.72          (.2)        $13.79            (.4)         $10.64
                               ---------------               -------------                 ---------------

     Balance as of
       December 31, 1997......      15.8           $14.53         28.2         $17.78           10.6          $11.41
       Granted................       8.6           $33.13          1.5         $38.59            2.8          $26.28
       Exercised..............      (2.2)          $10.59         (1.4)        $14.91            (.9)         $ 8.91
       Forfeited..............       (.8)          $23.51          (.1)        $17.31            (.2)         $13.14
                               ---------------               -------------                 ---------------

     Balance as of
       December 31, 1998......      21.4           $22.00         28.2         $19.04           12.3          $14.92
       Granted................       4.3           $31.70          4.8         $45.23            2.0          $30.18
       Exercised..............      (2.4)          $13.26         (2.2)        $34.61           (1.5)         $ 9.51
       Forfeited..............       (.6)          $24.29          (.1)        $15.85            (.3)         $17.79
                               ---------------               -------------                 ---------------

     Balance as of
       December 31, 1999......      22.7           $24.60         30.7         $23.30           12.5          $17.95
                               ===============               =============                 ===============

     Information about options outstanding and exercisable at December 31, 1999 follows:

                                    Options Outstanding                            Options Exercisable
                     ---------------------------------------------------   -------------------------------------
                            Weighted
                                            Average         Weighted                               Weighted
      Range of             Number          Remaining        Average             Number              Average
      Exercise          Outstanding       Contractual       Exercise          Exercisable          Exercise
       Prices          (In Millions)     Life (Years)        Price           (In Millions)           Price
-------------------- ------------------ ---------------- ---------------   ------------------   ----------------

       Holding
       Company
--------------------
$ 9.06   -$13.88             5.6               4.2            $10.50             10.9                $18.98
$14.25   -$22.63             5.2               7.7            $20.95              -                    -
$25.32   -$34.59             8.2               8.7            $29.08              -                    -
$40.97   -$41.28             3.7               8.6            $41.28              -                    -
                      -----------------                                    ------------------
$ 9.06   -$41.28            22.7               7.3            $24.60             10.9                $18.98
                      ================= ================ ===============   ==================   ================

         DLJ
--------------------
$13.50    -$25.99           20.2               8.4            $14.61             20.6                $16.62
$26.00    -$38.99            4.9               7.8            $33.99              -                    -
$39.00    -$52.875           4.8               9.0            $43.28              -                    -
$53.00    -$76.875            .8               9.7            $57.09              -                    -
                      -----------------                                    ------------------
$13.50    -$76.875          30.7               8.4            $23.30             20.6                $16.62
                      ================= ================ ===============   ==================   ================

      Alliance
--------------------
$ 3.66    -$ 9.81            2.6               3.8            $ 8.31              2.2                $ 8.12
$ 9.88    -$12.56            3.3               5.6            $11.16              2.6                $10.92
$13.75    -$18.47            1.8               7.9            $18.34               .7                $18.34
$18.78    -$26.31            2.8               8.9            $26.16               .6                $26.06
$27.31    -$30.94            2.0               9.9            $30.24              -                    -
                      -----------------                                    ------------------
$ 3.66    -$30.94           12.5               7.0            $17.95              6.1                $12.12
                      ================= ================ ===============   ==================   ================


Appendix I: Our data on market performance

         In reports or other communications to policyowners or in advertising material, we may describe general economic and market conditions affecting our variable investment options and the Portfolios and may compare the performance or ranking of those options and the Portfolios with:

o those of other insurance company separate accounts or mutual funds included in the rankings prepared by Lipper Analytical Services, Inc., Morningstar, Inc. or similar investment services that monitor the performance of insurance company separate accounts or mutual funds;

o other appropriate indices of investment securities and averages for peer universes of mutual funds; or

o  data developed by us derived from such indices or averages.

         We also may furnish to present or prospective policyowners advertisements or other communications that include evaluations of a variable investment option or Portfolio by nationally recognized financial publications. Examples of such publications are:

         Barron's
         Morningstar's Variable Annuities/Life
         Business Week
         Forbes
         Fortune
         Institutional Investor
         Money
         Kiplinger's Personal Finance
         Financial Planning
         Investment Adviser
         Investment Management Weekly

         Money Management Letter
         Investment Dealers Digest
         National Underwriter
         Pension & Investments
         USA Today
         Investor's Daily
         The New York Times
         The Wall Street Journal
         The Los Angeles Times
         The Chicago Tribune

121315                                 61

         Lipper Analytical Services, Inc. (Lipper) compiles performance data for peer universes of Portfolios with similar investment objectives in its Lipper Variable Insurance Products Performance Analysis Service (Lipper Survey). Morningstar, Inc. compiles similar data in the Morningstar Variable Annuity/Life Report (Morningstar Report).

         The Lipper Survey records performance data as reported to it by over 800 mutual funds underlying variable annuity and life insurance products. It divides these actively managed portfolios into 25 categories by portfolio objectives. The Lipper Survey contains two different universes, which reflect different types of fees in performance data:

         o The "Separate Account" universe reports performance data net of investment management fees, direct operating expenses and asset-based charges applicable under variable insurance and annuity contracts; and

         o The "Mutual Fund" universe reports performance net only of investment management fees and direct operating expenses, and therefore reflects only charges that relate to the underlying mutual fund.

         The Morningstar Report consists of nearly 700 variable life and annuity portfolios, all of which report their data net of investment management fees, direct operating expenses and separate account level charges.

LONG-TERM MARKET TRENDS

         The following chart presents historical return trends for various types of securities. The information presented does not directly relate to the performance of our variable investment options or the Trust. Nevertheless, it may help you gain a perspective on the potential returns of different asset classes over different periods of time. By combining this information with your knowledge of your own financial needs, you may be able to better determine how you wish to allocate your Accumulator Life premium(s).

         Historically, the investment performance of common stocks over the long term has generally been superior to that of long- or short-term debt securities. However, common stocks have also experienced dramatic changes in value over short periods of time. One of our variable investment options that invests primarily in common stocks may, therefore, be a desirable selection for owners who are willing to accept such risks. If, on the other hand, you wish to limit your short-term risk, you may find it preferable to allocate a smaller percentage of net premiums to those options that invest primarily in common stock. All investments in securities, whether equity or debt, involve varying degrees of risk. They also offer varying degrees of potential reward.

         The chart below illustrates the average annual compound rates of return over selected time periods between December 31, 1926 and December 31, 1999 for the types of securities indicated in the chart. These rates of return assume the reinvestment of dividends, capital gains and interest. The Consumer Price Index is also shown as a

121315                                 62
measure of inflation for comparison purposes. The investment return information presented is an historical record of unmanaged categories of securities. In addition, the rates of return shown do not reflect either (1) investment management fees and expenses, or (2) costs and charges associated with ownership of a variable life insurance policy.

         The rates of return illustrated do not represent returns of our variable investment options or the Portfolios and do not constitute a representation that the performance of those options or the Portfolios will correspond to rates of return such as those illustrated in the chart.


AVERAGE ANNUAL RATES OF RETURN

FOR THE FOLLOWING PERIODS   COMMON      LONG-TERM       LONG-TERM       INTERMEDIATE-      U.S. TREASURY      CONSUMER
ENDING                       STOCKS      GOVERNMENT      CORPORATE       TERM GOV'T         BILLS              PRICE INDEX
December 31, 1999                        BONDS           BONDS           BONDS

1 YEAR                      21.04%      (8.96)%         (7.45)%         (1.77)%            4.68%              2.81%

3 YEARS                     27.56%        6.04%           5.01%           5.47%            4.93%              2.04%

5 YEARS                     28.55%        9.24%           8.35%           6.95%            5.12%              2.39%

10 YEARS                    18.20%        8.79%           8.36%           7.20%            4.92%              2.94%

20 YEARS                    17.87%       10.69%          10.66%           9.53%            6.89%              4.01%

30 YEARS                    13.72%        8.94%           9.17%           8.68%            6.69%              5.12%

40 YEARS                    12.22%        7.01%           7.24%           7.35%            5.98%              4.46%

50 YEARS                    13.61%        5.56%           5.97%           6.12%            5.15%              4.01%

60 YEARS                    12.86%        5.17%           5.42%           5.39%            4.34%              4.24%

SINCE 1926                  11.35%        5.12%           5.61%           5.22%            3.79%              3.07%

INFLATION ADJUSTED SINCE     8.03%        1.98%           2.46%           2.08%            0.69%              0.00%
1926

Source: Ibbotson, Roger G. and Rex A. Sinquefield, STOCKS, BONDS, BILLS, AND INFLATION (SBBI), 1982, updated in STOCKS, BONDS, BILLS, AND INFLATION 2000 YEARBOOK (Trademark), Ibbotson Associates, Inc., Chicago. All rights reserved.

Common Stocks (S&P 500) -- Standard and Poor's Composite Index, an unmanaged weighted index of the stock performance of 500 industrial, transportation, utility and financial companies.

Long-Term Government Bonds -- Measured using a one-bond portfolio constructed each year containing a bond with approximately a twenty-year maturity and a reasonably current coupon.

Long-Term Corporate Bonds -- For the period 1969-1999, represented by the Salomon Brothers Long-Term, High-Grade Corporate Bond Index; for the period 1946-1968, the Salomon Brothers' Index was backdated using Salomon Brothers' monthly yield data and a methodology similar to that used by Salomon for 1969-1999; for the period 1926-1945, the Standard and Poor's monthly High-Grade Corporate Composite yield data were used, assuming a 4 percent coupon and a twenty-year maturity.

121315                                 63

Intermediate-Term Government Bonds -- Measured by a one-bond portfolio constructed each year containing a bond with approximately a five-year maturity.

U.S. Treasury Bills -- Measured by rolling over each month a one-bill portfolio containing, at the beginning of each month, the bill having the shortest maturity not less than one month.

Consumer Price Index -- Measured by the Consumer Price Index for all Urban Consumers (CPI-U), not seasonally adjusted.


121315                                 64

Appendix II: An index of key words and phrases

         This index should help you locate more information on the terms used in this prospectus.

                           PAGE
account value
Accumulator Life
Administrative Office
age
Allocation Date
amount at risk
anniversary
assign; assignment
automatic transfer service
AXA Advisors, LLC
AXA Financial, Inc.
basis
beneficiary
business day
cash surrender value
Code
collateral
cost of insurance charge
cost of insurance rates
day
default
dollar cost averaging service
EQ Advisors Trust
Equitable Life
Equitable Access Account
grace period
guaranteed minimum death benefit
insured person
Investment Funds
issue date
lapse
loan, loan interest
modified endowment contract
month, year
monthly deduction
net cash surrender value
our
owner
partial withdrawal

121315                                 65
payment option
policy
Portfolio
premium payment
prospectus
rebalancing
receive
restore, restoration
SEC
Separate Account FP
state
subaccount
surrender
surrender charge
telephone transfer
transfers
Trust
units
unit values
us
variable investment option
we
you, your


121315                                 66

ACCUMULATOR LIFE (Service Mark)

 A modified single premium variable life
 insurance policy

PROSPECTUS DATED MAY 12, 2000

Please read this prospectus and keep it for future reference. It contains important information that you should know before purchasing, or taking any other action, under a policy. Also, at the end of this prospectus you will find attached the prospectus for EQ Advisors Trust, which contains important information about its Portfolios.

           This prospectus describes many aspects of an Accumulator Life policy, but is not itself a policy. The policy is the actual contract that determines your benefits and obligations under Accumulator Life. To make this prospectus easier to read, we sometimes use different words than the policy. Equitable Life or your financial professional can provide any further explanation about your policy.

WHAT IS ACCUMULATOR LIFE?

           Accumulator Life is issued by Equitable Life. It provides life insurance coverage, plus the opportunity for you to earn a return in one or more of the following variable investment options:

VARIABLE INVESTMENT OPTIONS:

o  EQ/Aggressive Stock(1)
o  Alliance Money Market
o  Alliance High Yield
o  Alliance Common Stock
o  Alliance Small Cap Growth
o  EQ/Alliance Premier Growth
o  EQ/Alliance Technology(2)
o  BT Equity 500 Index
o  BT Small Company Index
o  BT International Equity Index

--------
1    Formerly named "Alliance Aggressive Stock."

2 Anticipated to become available on or about May 22, 2000. This option may not be available in California.


121315v6

o  Capital Guardian U.S. Equity
o  Capital Guardian Research
o  Capital Guardian International
o  EQ/Evergreen
o  EQ/Evergreen Foundation
o  J. P. Morgan Core Bond(3)
o  Lazard Large Cap Value
o  Lazard Small Cap Value
o  Mercury Basic Value Equity(4)
o  Mercury World Strategy(5)
o  MFS Growth with Income
o  MFS Research
o  MFS Emerging Growth Companies
o  Morgan Stanley Emerging Markets Equity
o  EQ/Putnam Growth & Income Value
o  EQ/Putnam Investors Growth
o  EQ/Putnam International Equity

           Amounts that you allocate under your policy to any of the variable investment options are invested in a corresponding "Portfolio" that is part of EQ Advisors Trust, a mutual fund. Your investment results in a variable investment option will depend on those of the related Portfolio. Any gains will generally be tax deferred, and the life insurance benefits we pay if the policy's insured person dies will generally be income tax free.

           Your Accumulator Life policy likely will be a "modified endowment contract," which may subject you to special tax rules and penalties on any taxable distributions, including loans. See "Tax information" later in this prospectus.


--------
3    Formerly named "JPM Core Bond."

4    Formerly named "Merrill Lynch Basic Value Equity."

5    Formerly named "Merrill Lynch World Strategy."


121315v6

OTHER CHOICES YOU HAVE. You can tailor the policy to your needs. For example, subject to our rules, you decide (1) how much you contribute to your policy, which determines how much insurance coverage you initially have, (2) whether to borrow or withdraw amounts you have accumulated and (3) whether to take advantage of "free withdrawals," which do not incur surrender charges. Additionally, if this policy is issued as the result of an exchange of another policy under Section 1035 of the Internal Revenue Code, you have the option of carrying over any loan from the exchanged policy to this Accumulator Life policy, subject to our approval. The amount of loan you may carry over is limited to 50% of your initial premium.

           Your financial professional can provide you with information about all forms of life insurance available from us and help you decide which may best meet your needs. Replacing existing insurance with Accumulator Life or another policy may not be to your advantage.

           THE SECURITIES AND EXCHANGE COMMISSION ("SEC") HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE POLICIES ARE NOT INSURED BY THE FDIC OR ANY OTHER AGENCY. THEY ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK AND ARE NOT BANK GUARANTEED. THEY ARE SUBJECT TO INVESTMENT RISKS AND POSSIBLE LOSS OF PRINCIPAL.


121315v6

Contents of this prospectus

Accumulator Life

What is Accumulator Life?      Cover

Who is Equitable Life?

How to reach us

Charges and expenses you will pay

Risks you should consider

Policy features and benefits

           How you pay for your policy

           Your death benefit guarantee

           Policy "lapse" and termination

           About your death benefit

           Variable investment options within your policy

           Your options for receiving policy proceeds

           Your right to cancel within a certain number of days

           Variations among Accumulator Life policies

Determining your policy's value

           Your account value

Transferring your money among our variable investment options

           Transfers you can make

           Telephone transfers

           Our dollar cost averaging service


121315v6

           Our asset rebalancing service

Accessing your money

           Borrowing from your policy

           Making withdrawals from your policy

           Surrendering your policy for its net cash surrender value

Tax information

           Basic tax treatment for you and your beneficiary

           Tax treatment of distributions to you

           Effect of policy on interest deductions taken by business entities

           Requirement that we diversify investments

           Estate, gift, and generation-skipping taxes

           Employee benefit programs

           Our taxes

           When we withhold taxes from distributions

           Possibility of future tax changes

More information about procedures that apply to your policy

           Ways to make premium and loan payments

           Requirements for surrender requests

           Ways we pay policy proceeds

           Assigning your policy

           Dates and prices at which policy events occur

           Policy issuance

           Gender-neutral policies


121315v6

More information about other matters

           Your voting privileges

           About our Separate Account FP

           About our general account

           Transfers of your account value

           Telephone requests

           Deducting policy charges

           Suicide and certain misstatements

           When we pay policy proceeds

           Changes we can make

           Reports we will send you

           Legal proceedings

           Illustrations of policy benefits

           SEC registration statement

           How we market the policies

           Insurance regulation that applies to Equitable Life

Directors and principal officers

Financial statements of Separate Account FP and Equitable Life

           Separate Account FP financial statements           FSA-1

           Equitable Life financial statements                F-1


Appendices


121315v6

I--Our data on market performance                             A-1

II--An index of key words and phrases                         B-1


EQ Advisors Trust Prospectus (follows after page B-1 of this prospectus, but is not a part of this prospectus)

           [THE FOLLOWING ARE THE FOOTNOTES TO THE TABLE OF CONTENTS PAGE:]

           "We," "our" and "us" refers to Equitable Life. "Financial professional" means the registered representative who is offering you this policy.

           When we address the reader of this prospectus with words such as "you" and "your," we mean the person or persons having the right or responsibility that the prospectus is discussing at that point. This usually is the policy's owner. If a policy has more than one owner, all owners must join in the exercise of any rights an owner has under the policy, and the word "owner" therefore refers to all owners.

           When we use the word "state," we also mean any other local jurisdiction whose laws or regulations affect a policy.

           We do not offer Accumulator Life in all states. This prospectus does not offer Accumulator Life anywhere such offers are not lawful. Equitable Life does not authorize any information or representation about the offering other than that contained or incorporated in this prospectus, in any current supplements thereto, or in any related sales materials authorized by Equitable Life.


121315v6

Who is Equitable Life?

           We are The Equitable Life Assurance Society of the United States ("Equitable Life"), a New York stock life insurance corporation. We have been doing business since 1859. Equitable Life is a subsidiary of AXA Financial, Inc. (previously The Equitable Companies Incorporated). The majority shareholder of AXA Financial, Inc. is AXA, a French holding company for an international group of insurance and related financial services companies. As a majority shareholder, and under its other arrangements with Equitable Life and Equitable Life's parent, AXA exercises significant influence over the operations and capital structure of Equitable Life and its parent. No company other than Equitable Life, however, has any legal responsibility to pay amounts that Equitable Life owes under the policies.

          AXA Financial, Inc. and its consolidated subsidiaries managed approximately $462.7 billion in assets as of December 31, 1999. For more than 100 years Equitable Life has been among the largest insurance companies in the United States. We are licensed to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. Our home office is located at 1290 Avenue of the Americas, New York, N.Y. 10104.

HOW TO REACH US

           To obtain (1) any forms you need for communicating with us, (2) unit values and other values under your policy, and (3) any other information or materials that we provide in connection with your policy or the Portfolios, you can contact us

By mail:
at the Post Office Box for our Administrative Office:
Equitable Life Client Services
Radio City Station
P.O. Box 808
New York, New York 10101-0808

By express delivery only:
at the Street Address for our Administrative Office:
Equitable Life Client Services
135 W. 50th St., 10th Fl.
New York, New York 10020

By toll-free phone:
1-888-855-5100


121315v6

By fax:
1-212-641-7075

By Internet:
Our Web site (www.equitable.com) can also provide you information. You can access your policy information through our Web site by enrolling in EQAccess.

           We require that the following types of communications be on specific forms we provide for that purpose:

          (1) request for dollar cost averaging (our automatic transfer service);

          (2) authorization for telephone transfers by a person who is not both the insured person and the owner;

          (3) request for asset rebalancing; and

          (4) designation of new policy owner(s).

We also have specific forms that we recommend you use for the following:

          (a) policy surrenders;

          (b) address changes;

          (c) beneficiary changes;

          (d) transfers between variable investment options; and

          (e) changes in allocation percentages for loan repayments, deductions and any additional premium payment.

           You can change your allocation percentages and/or transfer among investment options (1) by toll-free phone or (2) over the Internet, through EQAccess. This feature is anticipated to be available in EQAccess by the end of 2000. For more information about transaction requests you can make by phone or over the Internet, see "Telephone and EQAccess transfers" and "Telephone and EQAccess requests" later in this prospectus.

           Except for properly authorized telephone or Internet transactions, any notice or request that does not use our standard form must be in writing. It must be dated and signed by you and should also specify your name, the insured person's name (if different), your policy number, and adequate details about the notice you wish to give or other action you wish us to take. We may require you to return your policy to us before we make certain policy changes that you may request.


121315v6

           The proper person to sign forms, notices and requests would normally be the owner or any other person that our procedures permit to exercise the right or privilege in question. If there are joint owners all must sign. Any irrevocable beneficiary or assignee that we have on our records also must sign certain types of requests.

           You should send all requests and notices to our Administrative Office at the addresses specified above. We will also accept requests and notices by fax at the above number, if we believe them to be genuine. We reserve the right, however, to require an original signature before acting on any faxed item. You must send all payments to our Administrative Office at the above addresses; except that you should send any payments for which we have billed you to the address on the billing notice.

           We reserve the right to limit access to telephone, Internet or fax services if we determine that you are engaged in a market timing strategy. See "Transfers of your account value - Market timing" later in this prospectus.


121315v6

Charges and expenses you will pay

TABLE OF POLICY CHARGES

           This table shows the charges that we deduct under the terms of your policy. For more information about some of these charges, see "Deducting policy charges" later in this prospectus.


121315v6

                             TABLE OF POLICY CHARGES

CHARGES WE DEDUCT FROM AMOUNTS
YOU CONTRIBUTE TO YOUR POLICY:                                                  None

CHARGES WE DEDUCT FROM
YOUR POLICY'S VALUE EACH MONTH:

           Cost of insurance charges. . . . . . . . . . . . . . . . . . . .     The maximum  charges are  specified in your policy.
                                                                                We currently limit this charge to 1.15%  (effective
                                                                                annual  rate) of your  policy's  account  value(1),
                                                                                unless the maximum charge  specified by your policy
                                                                                is less.  However,  we may increase this 1.15% rate
                                                                                up  to  the  maximum  charges   specified  in  your
                                                                                policy.  (2)(3)

           Charge for administration and taxes. . . . . . . . . . . . . . .     .50%  (effective  annual  rate)  of  your  policy's
                                                                                account value. (3)

           Guaranteed minimum death benefit charge. . . . . . . . . . . . .     .20%  (effective  annual  rate)  of  your  policy's
                                                                                account  value.  (We may  increase  this rate up to
                                                                                .50%.) (3)

CHARGES WE DEDUCT FROM YOUR POLICY'S UNIT VALUES EACH DAY:

           Mortality and expense risk charge. . . . . . . . . . . . . . . .     1.35%  (effective  annual  rate) of the  value  you
                                                                                have in our variable investment options.


121315v6

CHARGES WE DEDUCT FROM YOUR ACCOUNT VALUE
AT THE TIME OF THE TRANSACTION:

           Surrender (turning in) of your policy
           during its first 9 years . . . . . . . . . . . . . . . . . . . .     A surrender  charge based on the policy's age and a
                                                                                percentage of the initial premium(4), as follows:

                                                                                Policy Year          Percentage Charge

                                                                                        1                    10%
                                                                                        2                    9.5
                                                                                        3                    9
                                                                                        4                    8.5
                                                                                        5                    8
                                                                                        6                    7
                                                                                        7                    5
                                                                                        8                    3
                                                                                        9                    1
                                                                                10 and later                 0

           Partial withdrawal during the first 9 years. . . . . . . . . . .     A  surrender   charge   equal  to  the   applicable
                                                                                percentage  specified above,  applied to amounts of
                                                                                partial   withdrawals   in  any  policy  year  that
                                                                                cumulatively  exceed 15% of:  your  policy  account
                                                                                value less outstanding loans and loan interest,  as
                                                                                of the end of the previous policy year. (5)

           Transfers among investment options . . . . . . . . . . . . . . .     No  charge  for any  transfer.  (We  may,  however,
                                                                                increase this charge up to $25 per transfer.) (6)

           Requesting a policy illustration . . . . . . . . . . . . . . . .     No charge.  (We may, however,  increase this charge
                                                                                up to $25 per illustration  request, if you request
                                                                                more than one in any policy year.)

------------------------

(1) "Account value" is defined below in "Determining your policy's value". The account value used to determine the amount of each monthly charge is the account value on the date the charge is due.


121315v6

(2)       See "Monthly cost of insurance charge" later in this prospectus.

(3)       Not applicable after the insured person reaches age 100.

(4) For purposes of this calculation, the amount of the initial premium would be reduced by the amounts of any prior partial withdrawals that were subject to a surrender charge.

(5) Over the life of your policy, the cumulative amount of your partial withdrawals on which we impose any surrender charge will not exceed the amount of your initial premium.

(6) No charge, however, would ever apply to a transfer made through our dollar cost averaging or asset rebalancing services.


121315v6

           YOU ALSO BEAR YOUR PROPORTIONATE SHARE OF ALL FEES AND EXPENSES PAID BY A "PORTFOLIO" THAT CORRESPONDS TO ANY VARIABLE INVESTMENT OPTION YOU ARE
USING:

           This table shows the fees and expenses paid by each Portfolio for the year ended December 31, 1999. These fees and expenses are reflected in the Portfolio's net asset value each day. Therefore, they reduce the investment return of the Portfolio and of the related variable investment option. Actual fees and expenses are likely to fluctuate from year to year. All figures are expressed as an annual percentage of each Portfolio's daily average net assets.

----------------------------------------------------------------------------------------------------------------------------------
                                                                        1999 FEES AND EXPENSES
----------------------------------------------------------------------------------------------------------------------------------
                                           MANAGEMENT    12B-1 FEE         OTHER          TOTAL          FEE WAIVERS    NET TOTAL
                                               FEE(1)                EXPENSES(2)         ANNUAL       AND/OR EXPENSE      ANNUAL
                                                                                       EXPENSES    REIMBURSEMENTS(3)     EXPENSES
----------------------------------------------------------------------------------------------------------------------------------
EQ/Aggressive Stock                             0.60%        0.25%         0.04%          0.89%                   --        0.89%
----------------------------------------------------------------------------------------------------------------------------------
Alliance Common Stock                           0.46%        0.25%         0.04%          0.75%                   --        0.75%
----------------------------------------------------------------------------------------------------------------------------------
Alliance High Yield                             0.60%        0.25%         0.05%          0.90%                   --        0.90%
----------------------------------------------------------------------------------------------------------------------------------
Alliance Money Market                           0.34%        0.25%         0.05%          0.64%                   --        0.64%
----------------------------------------------------------------------------------------------------------------------------------
EQ/Alliance Premier Growth(4)                   0.90%        0.25%         0.23%          1.38%                0.23%        1.15%
----------------------------------------------------------------------------------------------------------------------------------
Alliance Small Cap Growth(5)                    0.75%        0.25%         0.07%          1.07%                   --        1.07%
----------------------------------------------------------------------------------------------------------------------------------
EQ/Alliance Technology(6)                       0.90%        0.25%         0.10%          1.25%                0.10%        1.15%
----------------------------------------------------------------------------------------------------------------------------------
BT Equity 500 Index                             0.25%        0.25%         0.18%          0.68%                0.08%        0.60%
----------------------------------------------------------------------------------------------------------------------------------
BT Small Company Index                          0.25%        0.25%         0.71%          1.21%                0.46%        0.75%
----------------------------------------------------------------------------------------------------------------------------------
BT International Equity Index                   0.35%        0.25%         0.49%          1.09%                0.09%        1.00%
----------------------------------------------------------------------------------------------------------------------------------
Capital Guardian International(4)               0.85%        0.25%         0.66%          1.76%                0.56%        1.20%
----------------------------------------------------------------------------------------------------------------------------------
Capital Guardian Research(4)                    0.65%        0.25%         0.47%          1.37%                0.42%        0.95%
----------------------------------------------------------------------------------------------------------------------------------
Capital Guardian U.S. Equity(4)                 0.65%        0.25%         0.34%          1.24%                0.29%        0.95%
----------------------------------------------------------------------------------------------------------------------------------
EQ/Evergreen                                    0.65%        0.25%         1.87%          2.77%                1.82%        0.95%
----------------------------------------------------------------------------------------------------------------------------------
EQ/Evergreen Foundation                         0.60%        0.25%         1.07%          1.92%                0.97%        0.95%
----------------------------------------------------------------------------------------------------------------------------------
J.P. Morgan Core Bond                           0.45%        0.25%         0.20%          0.90%                0.10%        0.80%
----------------------------------------------------------------------------------------------------------------------------------
Lazard Large Cap Value                          0.65%        0.25%         0.21%          1.11%                0.16%        0.95%
----------------------------------------------------------------------------------------------------------------------------------
Lazard Small Cap Value                          0.75%        0.25%         0.26%          1.26%                0.16%        1.10%
----------------------------------------------------------------------------------------------------------------------------------
Mercury Basic Value Equity                      0.60%        0.25%         0.17%          1.02%                0.07%        0.95%
----------------------------------------------------------------------------------------------------------------------------------
Mercury World Strategy                          0.70%        0.25%         0.46%          1.41%                0.21%        1.20%
----------------------------------------------------------------------------------------------------------------------------------
MFS Emerging Growth Companies                   0.65%        0.25%         0.17%          1.07%                0.07%        1.00%
----------------------------------------------------------------------------------------------------------------------------------
MFS Growth with Income                          0.60%        0.25%         0.37%          1.22%                0.27%        0.95%
----------------------------------------------------------------------------------------------------------------------------------
MFS Research                                    0.65%        0.25%         0.17%          1.07%                0.12%        0.95%
----------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley Emerging Markets Equity          1.15%        0.25%         1.00%          2.40%                0.65%        1.75%
----------------------------------------------------------------------------------------------------------------------------------
EQ/Putnam Growth & Income Value                 0.60%        0.25%         0.16%          1.01%                0.06%        0.95%
----------------------------------------------------------------------------------------------------------------------------------
EQ/Putnam Investors Growth                      0.65%        0.25%         0.19%          1.09%                0.14%        0.95%
----------------------------------------------------------------------------------------------------------------------------------
EQ/Putnam International Equity                  0.85%        0.25%         0.32%          1.42%                0.17%        1.25%
----------------------------------------------------------------------------------------------------------------------------------

(1) The management fees shown reflect revised management fees, effective on or about May 1, 2000, which were approved by shareholders. The management fees shown for EQ/Putnam Growth & Income Value and Lazard Large Cap Value do not reflect the waiver of a portion of each Portfolio's investment management fees that is currently in effect. The management fee for each Portfolio cannot be increased without a vote of each Portfolio's shareholders.

121315v6

(2) On October 18, 1999, the Alliance Portfolios (other than EQ/Alliance Premier Growth and EQ/Alliance Technology) became part of EQ Advisors Trust. Other Expenses for these Portfolios have been restated to reflect the estimated expenses that would have been incurred, had these Portfolios been portfolios of EQ Advisors Trust for the full year ended December 31, 1999. The restated expenses reflect an increase of 0.01% for each of these Portfolios.

(3) Equitable Life, EQ Advisors Trust's manager, has entered into an Expense Limitation Agreement with respect to certain Portfolios, which is effective from May 1, 2000 through April 30, 2001. Under this Agreement, Equitable Life has agreed to waive or limit its fees and assume other expenses of each of these Portfolios, if necessary, in an amount that limits each Portfolio's Total Annual Expenses (exclusive of interest, taxes, brokerage commissions, capitalized expenditures and extraordinary expenses) to not more than the amounts specified above as Net Total Annual Expenses. Portfolios that show "__" in this column have no expense limitation arrangement in effect. See the EQ Advisors Trust prospectus for more information about the Expense Limitation Agreement. The expense limitations for the BT Equity 500 Index, MFS Emerging Growth Companies, MFS Growth with Income, MFS Research, Mercury Basic Value Equity, EQ/Putnam International Equity and EQ/Putnam Growth & Income Value Portfolios reflect an increase effective on May 1, 2000. The expense limitation for the EQ/Evergreen and Lazard Small Cap Value Portfolios reflects a decrease effective on May 1, 2000.

(4) Initial seed capital was invested in the EQ/Alliance Premier Growth, Capital Guardian U.S. Equity, Capital Guardian Research and Capital Guardian International Portfolios on April 30, 1999; thus, Other Expenses for these Portfolios have been estimated.

(5) Prior to October 18, 1999, Total Annual Expenses for the Alliance Small Cap Growth Portfolio were limited to 1.20% under an expense limitation arrangement which is no longer in effect. The amounts shown have been restated to reflect the expenses that would have been incurred in 1999, absent the expense limitation arrangement.

(6) Expenses shown are based on estimates for 2000. Initial seed capital was invested in the EQ/Alliance Technology Portfolio on May 2, 2000.


HOW WE ALLOCATE CHARGES AMONG YOUR VARIABLE INVESTMENT OPTIONS

          Generally, all monthly charges will be deducted in the same proportion as the allocation that you provide in your policy application, unless you instruct us otherwise. If we cannot deduct the charge as your most current instructions direct, we will allocate the deduction among your variable investment options proportionately to your value in each.

CHANGES IN CHARGES

          We reserve the right in the future to (1) make a charge for certain taxes or reserves set aside for taxes (see "Our taxes" below), (2) make a charge for the operating expenses of our variable investment options (including, without limitation, SEC registration fees and related legal counsel fees and auditing fees), (3) make a charge of up to $25 for each transfer among variable investment options that you make, (4) make a charge of up to $25 each time you request a policy illustration, if you request more than one in any policy year or (5) modify your monthly cost of insurance charge or your guaranteed minimum death benefit charge, but not above the maximum rates stated in your policy.


121315v6

          Any changes that we make in our current charges or charge rates will be by class of insured person and will be based on changes in future expectations about such factors as investment earnings, mortality experience, the length of time policies will remain in effect, expenses and taxes. Any changes in charges may apply to then outstanding policies, as well as to new policies, but we will not raise any charges above any maximums discussed in this prospectus and shown in your policy.

Risks you should consider

Some of the principal risks of investing in a policy are as follows:

           o Your policy's account value and death benefit will increase or decrease based, in part, on the performance of your variable investment options.

           o You may have to pay a surrender charge, taxes or tax penalties if you make a surrender or partial withdrawal under a policy or take a policy loan.

           o We can increase certain charges without your consent, within limits stated in your policy. See the "Changes in charges" above, which specifies which charges can be increased.

           Your policy permits other transactions that also have risks. These and other risks and benefits of investing in a policy are discussed in detail throughout this prospectus.


121315v6

Section 1
Policy features and benefits

HOW YOU PAY FOR YOUR POLICY

INITIAL PREMIUM. We call the amount you contribute to your policy a "premium." The minimum premium we require is $25,000. This includes any amount of loans that are being "carried over" from a previous policy. See "Loans transferred from an old policy" below. The amount of insurance initially provided by your policy is based on the amount of your premium. Once you make your initial premium payment under your policy, you may only make one additional premium payment, subject to the conditions below.

ADDITIONAL PREMIUM. On your 10th policy anniversary, if your death benefit is below the initial death benefit, subject to our approval as specified below, you may make one additional premium payment. The amount of the additional premium is limited to an amount that will restore your initial death benefit. (See "About your death benefit" below for a discussion of how your death benefit can vary over time.)

           This premium must be received by us within 60 days after your 10th policy anniversary. Any premium payment received before or after this period, or any premium payment in excess of the permitted amount, will be returned to you.

           You must provide us with satisfactory evidence of insurability for us to approve this additional payment. We also may refuse to accept any additional premium payment if this would cause the policy to fail to qualify as life insurance under federal tax law. See "Tax Information" for a discussion of the tax consequences of making this additional payment.

SIMPLIFIED QUALIFICATION FOR COVERAGE. We will use a simplified process to qualify many insured persons for coverage (the "underwriting process") under the Accumulator Life policies. This process reduces underwriting questions and requirements. The underwriting procedures we use in any particular case, however, will depend on the age of the insured person, the amount of the premium payment and the other risk characteristics of the insured person, and may involve our full underwriting process.

           If we accept your application to purchase Accumulator Life, the cost of your insurance coverage will be the same regardless of the extent to which we use a simplified underwriting process in your case. The cost of insurance rate will be the same for all insured persons of the same gender and age, regardless of whether they are tobacco users and regardless of their other insurance risk characteristics. Therefore, you may be able to obtain more economical coverage by purchasing a policy that uses more traditional underwriting procedures than Accumulator Life, if the insured person is willing to undergo such procedures and has relatively favorable insurance risk characteristics. You may consult your financial professional for further information.


121315v6

LOANS TRANSFERRED FROM AN OLD POLICY. Subject to our discretion and administrative procedures, we may permit you to pay for your Accumulator Life policy by an exchange of an existing life insurance policy. We may also permit you to transfer (or carry over) any existing loan from your old policy to your new Accumulator Life policy. See "Borrowing from your policy" below for more information regarding these types of loans.


YOUR DEATH BENEFIT GUARANTEE

           Provided that your policy does not have an outstanding loan, we guarantee that your policy will not terminate, even if your policy's "net cash surrender value" is not sufficient to pay a monthly deduction that has become due. ("Net cash surrender value" is explained under "Surrendering your policy for its net cash surrender value" below.) In this circumstance, we will waive any monthly deductions (for cost of insurance charges, the charge for administration and taxes and the guaranteed minimum death benefit charge) in excess of your policy's account value. We guarantee that your death benefit will not be less than the guaranteed minimum death benefit, regardless of investment performance, provided you have no outstanding loans. (See the discussions of death benefit and guaranteed minimum death benefit below.)

POLICY "LAPSE" AND TERMINATION

           If you have an outstanding loan, your policy will lapse (also referred to in your policy as "default") if it does not have enough "net cash surrender value" to pay your policy's monthly charges when due. If this occurs, you will have a 61-day grace period during which you will have to pay a minimum specified amount to keep your policy from terminating. This amount equals the lesser of (1) the amount we estimate is needed to increase your net cash surrender value enough to pay three months of charges (without regard to loan interest or investment performance) or (2) the amount needed to repay your loan and loan interest. We will decline any payment less than the minimum specified amount and treat amounts in excess of this amount as an additional loan repayment. Amounts in excess of your outstanding loan and accrued interest will be returned to you.

          We will mail a notice to you at your last known address if your policy lapses and enters a grace period. The grace period will start on the date the notice is mailed. You may not make any transfers or request any other policy changes during a grace period. If we receive the amount requested before the end of the grace period, but due to poor investment performance your net cash surrender value is still insufficient to pay your policy's monthly deductions, and there is still a loan outstanding, we will send you a written notice that a new 61-day grace period has begun (starting on the date that the second notice is mailed) and request an additional payment. If we do not receive your required payment by the end of a grace period, your policy will terminate without value and all coverage under your policy will cease. We will mail an additional notice to you if your policy terminates.


121315v6

           You may owe taxes (and tax penalties) if your policy terminates while you have a loan outstanding, even though you receive no additional money from your policy at that time. See "Tax information," below.

RESTORING A TERMINATED POLICY. To have your policy "restored" (put back in force), you must apply within six months after the date of termination. In some states, you may have a longer period of time. You must also present evidence of insurability satisfactory to us and make the required payment (which will include paying back your policy loan in full). Your policy contains additional information about the required payment and about the values and terms of the policy after it is restored.

ABOUT YOUR DEATH BENEFIT

           In your application to buy an Accumulator Life policy, you tell us the amount of the premium you want to pay. This determines the amount of your initial death benefit, as well as your initial guaranteed minimum death benefit.

           If the insured person dies, we pay a life insurance "death benefit" to the "beneficiary" you have named. The death benefit under your policy equals the greater of (i) the policy's guaranteed minimum death benefit (as described below) on the date of the insured person's death or (ii) the policy's "account value" on the date of the insured person's death multiplied by a factor specified in your policy. The factor depends on the insured person's age and gender.

Representative factors are as follows:

----------------------------------------------------------------------------------------------------------------------------
AGE:*           35         40         45         50         55         60         70         80         90         99 - OVER
----------------------------------------------------------------------------------------------------------------------------
FEMALE:         4.646      3.940      3.363      2.886      2.489      2.157      1.647      1.319      1.140      1.025
----------------------------------------------------------------------------------------------------------------------------
MALE:           3.971      3.370      2.877      2.472      2.140      1.873      1.488      1.256      1.128      1.025
----------------------------------------------------------------------------------------------------------------------------

* For the policy year of the insured person's death.

           Your policy's "account value" is the total of the amounts that you have in the variable investment options, as well as amounts we are holding to secure any outstanding policy loans (Account value is discussed in more detail under "Determining your policy's value" below.) Because the amount of the death benefit is generally based on your policy's account value, the amount of death benefit generally changes from day to day, as many factors (including investment performance, charges and partial withdrawals) affect your policy's account value. As set forth above, the death benefit also depends on the death benefit factor for the insured person's age at death. This factor decreases as the insured person grows older. Therefore, the policy's death benefit will also decrease over time, unless the policy's account value increases by a sufficient amount to offset the impact of the decreasing death benefit factor.

           Your policy's "GUARANTEED MINIMUM DEATH BENEFIT" is equal to the sum of the initial premium payment and any permitted additional premium payment, adjusted for any


121315v6
partial withdrawals. A partial withdrawal will result in a reduction in the guaranteed minimum death benefit; the benefit is reduced by the proportion that the partial withdrawal amount bears to your policy's account value prior to the withdrawal.

ADJUSTMENTS TO DEATH BENEFIT PROCEEDS. We will reduce the death benefit proceeds by the amount of any outstanding policy loan and loan interest and by any amount of monthly charges under the policy that remain unpaid because the insured person died during a grace period.

VARIABLE INVESTMENT OPTIONS WITHIN YOUR POLICY

          We will initially put all of your account value that is not attributable to policy loans into our Alliance Money Market variable investment option. On the first business day following the twentieth day after your policy is issued (the "Allocation Date"), we will re-allocate that investment in accordance with the allocation instructions you give in your application to purchase a policy. These allocation instructions also serve as instructions for allocating monthly deductions, loan repayments and credited loan interest, unless you instruct us otherwise. You can change any allocation percentages at any time, but this will not affect any prior allocations. Changes requested prior to the Allocation Date are effective on the Allocation Date. The allocation percentages that you specify must always be in whole numbers and total exactly 100%.

[Sidebar:  You can choose among variable investment options]

VARIABLE INVESTMENT OPTIONS. The available variable investment options are listed on the front cover of this prospectus. (Your policy and other supplemental materials may refer to these as "Investment Funds".) The investment results you will achieve in any one of these options will depend on the investment performance of the corresponding Portfolio that shares the same name as that option. That Portfolio follows investment practices, policies and objectives that are appropriate to the variable investment option you have chosen. The advisers who make the investment decisions for each Portfolio are as follows:

o Alliance Capital Management L.P. (for each "Alliance" or "EQ/Alliance" option; also, jointly advises EQ/Aggressive Stock)

o Bankers Trust Company (for the "BT" options)

o Capital Guardian Trust Company (for the "Capital Guardian" options)

o Evergreen Asset Management Corp. (for the "EQ/Evergreen" options)

o J.P. Morgan Investment Management Inc. (for the "J. P. Morgan" option)

o Lazard Asset Management (for both "Lazard" options)

o Massachusetts Financial Services Company (for the "MFS" options; also, jointly advises EQ/Aggressive Stock)

o Mercury Asset Management US (for both "Mercury" options)

o Morgan Stanley Asset Management Inc. (for the "Morgan Stanley" option)

o Putnam Investment Management, Inc. (for both "EQ/Putnam" options)


121315v6

           Each Portfolio is a part of EQ Advisors Trust. Equitable Life serves as investment manager of EQ Advisors Trust. As such, Equitable Life oversees the activities of the above-listed advisers with respect to EQ Advisors Trust and is responsible for retaining or discontinuing the services of those advisers. (Prior to September 1999, EQ Financial Consultants, Inc., the predecessor to AXA Advisors, LLC and an affiliate of Equitable Life, served as investment manager to EQ Advisors Trust.) You will find other important information about each Portfolio in the separate prospectus for EQ Advisors Trust attached at the end of this prospectus. We may add or delete variable investment options or Portfolios at any time.

YOUR OPTIONS FOR RECEIVING POLICY PROCEEDS

BENEFICIARY OF DEATH BENEFIT. You designate your policy's beneficiary in your policy application. You can change the beneficiary at any other time during the insured person's life. If no beneficiary is living when the insured person dies, we will pay the death benefit proceeds in equal shares to the insured person's surviving children. If there are no surviving children, we will instead pay the insured person's estate.

PAYMENT OPTIONS FOR DEATH BENEFIT. In your policy application, or at any other time during the insured person's life, you may choose among several payment options for all or part of any death benefit proceeds that subsequently become payable. These payment options are described in the policy, may result in varying tax consequences. A payment option selected by the policy's owner cannot be changed by the beneficiary after the insured person dies. The terms and conditions of each option are set out in a separate contract that we will send to the payee when a payment option goes into effect. Equitable Life or your financial professional can provide you with samples of such contracts on request.

           [Sidebar: You can choose to have the proceeds from the policy's life insurance benefit paid under one of our payment options, rather than as a single sum.]

           If you have not elected a payment option, we will pay any death benefit in a single sum. If the beneficiary is a natural person (i.e., not an entity such as a corporation or trust) we will pay any such single sum death benefit through an interest-bearing checking account (the "Equitable Access Account(Trademark)") that we will automatically open for the beneficiary. The beneficiary will have immediate access to the proceeds by writing a check on the account. We pay interest on the proceeds from the date of death to the date the beneficiary closes the Equitable Access Account.

          If a financial professional has assisted the beneficiary in preparing the documents that are required for payment of the death benefit, we will send the Equitable Access Account checkbook or check to the financial professional within the periods specified for death benefit payments under "When we pay policy proceeds," below. Your financial professional will take reasonable steps to arrange for prompt delivery to the beneficiary.


121315v6

PAYMENT OPTIONS FOR SURRENDER AND PARTIAL WITHDRAWAL PROCEEDS. You can also choose to receive all or part of any proceeds from a surrender or partial withdrawal from your policy under one of the above referenced payment options, rather than as a single sum.

YOUR RIGHT TO CANCEL WITHIN A CERTAIN NUMBER OF DAYS

           If for any reason you are not satisfied with your policy, you may return it to us for a full refund of the initial premium you paid, less the amount of any outstanding policy loan and loan interest. In some states, we will adjust this amount for any investment performance (whether positive or negative).

          To exercise this cancellation right, you must mail the policy directly to our Administrative Office with a written request to cancel. Your cancellation request must be postmarked within 10 days after you receive the policy and your coverage will terminate as of the date of the postmark. In some states, this "free look" period is longer than 10 days. Your policy will indicate the length of your "free look" period.

VARIATIONS AMONG ACCUMULATOR LIFE POLICIES

          Time periods and other terms and conditions described in this prospectus may vary due to legal requirements in your state. These variations will be reflected in your policy.

          Equitable Life also may vary the charges and other terms of Accumulator Life where special circumstances result in sales or administrative expenses or mortality risks that are different from those normally associated with Accumulator Life. We will make such variations only in accordance with uniform rules that we establish.

          Equitable Life or your financial professional can advise you about any variations that may apply to your policy.

OTHER EQUITABLE LIFE POLICIES

          We offer a variety of fixed and variable life insurance policies which offer policy features, including investment options, that are different from those offered by this prospectus. Not every policy is offered through your financial professional. You can contact us to find out more about any other Equitable Life insurance policy.


121315v6

Section 2
Determining your policy's value

YOUR ACCOUNT VALUE

          We credit your initial premium payment (and any permitted additional premium) to your policy's "account value." We use your instructions to allocate your unloaned account value to one or more of the policy's variable investment options indicated on the front cover of this prospectus.

          Your account value is the total of (i) your amounts in our variable investment options, and (ii) any amounts that we are holding to secure policy loans that you have taken (including any interest on those amounts which has not yet been allocated to the variable investment options). See "Borrowing from your policy" below. (Your policy and other supplemental material may refer to (ii) above as your "Loaned Policy Account.") These amounts are subject to certain charges discussed in "Charges and expenses you will pay" above.

[Sidebar: Your value in the variable investment options reflects the returns that are achieved by the Portfolios that you select, as well as any charges we deduct under the policy.]

YOUR POLICY'S VALUE IN OUR VARIABLE INVESTMENT OPTIONS. We invest the account value that you have allocated to any variable investment option in shares of the corresponding Portfolio. Your value in each variable investment option is measured by "units."

           The number of your units in any variable investment option does not change, absent an event or transaction under your policy that involves moving assets into or out of that option. Whenever any amount is withdrawn or otherwise deducted from one of your policy's variable investment options, we "redeem" (cancel) the number of units that has a value equal to that amount. This can happen, for example, when all or a portion of monthly deductions and transaction-based charges are allocated to that option, or when loans, transfers, and partial withdrawals or full surrenders are made from that option. Similarly, you "purchase" additional units having the same value as the amount of your premium, any loan repayment, or a transfer that you allocate to that option.

          The value of each unit will increase or decrease each day, by the same amount as if you had invested in the corresponding Portfolio's shares directly (and reinvested all dividends and distributions from the Portfolio in additional Portfolio shares). The units' values will be reduced, however, by the amount of the mortality and expense risk charge for that period (See "Table of policy charges" under "Charges and expenses you will pay" above). On any day, your value in any variable investment option equals the number of units credited to your policy under that option, multiplied by that day's value for one such unit.


121315v6

Section 3
Transferring your money among our variable investment options

TRANSFERS YOU CAN MAKE

           [Sidebar:  You can transfer among our variable investment options.]

          After your policy's Allocation Date, you can transfer amounts from one variable investment option to another. You may submit a written request for a transfer to our Administrative Office, you can make a telephone request or you can make a request over the Internet (see below).

TRANSFER CHARGE. We do not currently make any charge for transfers. We reserve the right, however, to impose up to a $25 charge for each transfer you make. This charge does not apply to any transfer pursuant to our dollar cost averaging service or our asset rebalancing service, both discussed below.

TELEPHONE AND EQACCESS TRANSFERS

TELEPHONE TRANSFERS. You can make telephone transfers by following one of two procedures:

o if you are both the policy's insured person and its owner, by calling 1-888-855-5100 (toll free) from a touch tone phone; or

o if you are not both the insured person and owner, by sending us a signed telephone transfer authorization form. Once we have the form on file, we will provide you with a toll-free telephone number to make transfers.

          For more information see "Telephone and EQAccess requests" later in this prospectus. We allow only one request for telephone transfers each day (although that request can cover multiple transfers), and we will not allow you to revoke a telephone transfer. If you are unable to reach us by telephone, you should send a written transfer request to our Administrative Office.

EQACCESS TRANSFERS. By the end of 2000, we anticipate that you will be able to make transfers over the Internet. You may do this by visiting our Web site and enrolling in EQAccess. This service may not always be available. Generally, the restrictions relating to telephone transfers apply to EQAccess transfers.

MARKET TIMING. We reserve the right to limit your access to telephone or EQAccess transfers if we determine that you are engaged in a market timing strategy. See "Transfers of your account value - Market timing" later in this prospectus.


121315v6

OUR DOLLAR COST AVERAGING SERVICE

          We offer a dollar cost averaging service. This service allows you to gradually allocate amounts to the variable investment options by periodically transferring approximately the same dollar amount to the variable investment options you select. This will cause you to purchase more units if the unit's value is low, and fewer units if the unit's value is high. Therefore, you may get a lower average cost per unit over the long term.

          [Sidebar: Using the dollar cost averaging service does not guarantee that you will earn a profit or be protected against losses.]

          Our dollar cost averaging service (also referred to as our "automatic transfer service") enables you to make automatic monthly transfers from the Alliance Money Market option to our other variable investment options. You may elect the dollar cost averaging service with your policy application or at any later time (provided you are not using the asset rebalancing service described below). At least $5,000 must be allocated to the Alliance Money Market option to begin using the dollar cost averaging service. You can choose up to eight other variable investment options to receive the automatic transfers, but each transfer to each option must be at least $50.

          The service terminates when the Alliance Money Market option is depleted. You can also cancel the dollar cost averaging service at any time. You may not simultaneously participate in the asset rebalancing service and the dollar cost averaging service.

OUR ASSET REBALANCING SERVICE

          You may wish us to periodically redistribute the amounts you have in our variable investment options so that the relative amount of your account value in each variable option is restored to an asset allocation that you select. You can accomplish this automatically through our asset rebalancing service. The rebalancing may be at quarterly, semiannual or annual intervals.

          You may specify asset allocation percentages for up to eight variable investment options. The allocation percentage you specify for each variable investment option selected must be at least 5% (whole percentage only) of the total value you hold under the variable investment options, and the sum of the percentages must equal 100%. You may not simultaneously participate in the asset rebalancing service and the dollar cost averaging service (discussed above).

          You may request the asset rebalancing service in your policy application or at any later time. You may change your allocation instructions or discontinue participation in the asset rebalancing service at any time.


121315v6

Section 4
Accessing your money

BORROWING FROM YOUR POLICY

          You may borrow up to 90% of the difference between your policy's account value and any surrender charges that are in effect under your policy. (In your policy, this "difference" is referred to as your "cash surrender value".) However, the amount you can borrow will be reduced by any other loans (and loan interest) you have outstanding. There is a $500 minimum for the initial loan and for each new policy loan you request. (This minimum loan amount may vary by state.)

          When you take a policy loan, we remove an amount equal to the loan from one or more of your variable investment options and hold it as collateral for the loan's repayment. (Your policy may sometimes refer to the collateral as the "loaned policy account.") We hold this loan collateral as part of our general assets.

           [sidebar: You can use policy loans to obtain funds from your policy without surrender charges. However, you may be subject to tax consequences and the borrowed amount is no longer credited with the investment results of any of our variable investment options under the policy. Instead, you are charged loan interest on your loan balance while the collateral we hold for the borrowed amount is credited with interest at rates we determine.]

           YOU MAY BE REQUIRED TO CURRENTLY INCLUDE ALL OR A PORTION OF THE AMOUNT YOU BORROW IN YOUR INCOME FOR TAX PURPOSES AND YOU MAY ALSO BE SUBJECT TO A TAX PENALTY IF YOU ARE UNDER 59 1/2 YEARS OF AGE IF YOUR POLICY IS CONSIDERED A "MODIFIED ENDOWMENT CONTRACT" ("MEC"). Even if your policy is not a MEC, and a loan is not taxable when made, it may later become taxable, for example, upon termination or surrender. See "Tax information" below for a discussion of the tax consequences of policy loans.

          Note that you cannot make transfers or partial withdrawals of the collateral and the collateral is not available to pay policy charges.

          When you request your loan, you should tell us how much of the loan collateral you wish to have taken from any amounts you have in each of our variable investment options. If you do not give us directions (or if we are making the loan automatically to cover unpaid loan interest), we will take the loan from your variable investment options in the same proportion as we are then taking monthly deductions for charges. If that is not possible, we will take the loan from your variable investment options in proportion to your value in each.

          In some cases, your policy may be issued with a loan if your policy was issued as a result of the exchange of another life insurance policy under
Section 1035 of the


121315v6

Internal Revenue Code. If your old policy had an existing loan, we may permit that loan to be transferred (or carried over) to your new Accumulator Life policy, subject to our procedures in effect at such time. Any value representing your transferred loan will be immediately set aside as collateral for your loan's repayment, and will not be allocated to the variable investment options.

LOAN INTEREST WE CHARGE. The interest we charge on a policy loan accrues daily at a fixed loan interest rate of 6%. Loan interest payments are due on each policy anniversary. If not paid when due, we automatically add the interest as a new policy loan, as described above. This new policy loan will generally have tax and other consequences as described for policy loans you request, even though no actual disbursement of loan proceeds occurs. If we add unpaid loan interest to your loan, and your policy is a modified endowment contract, there may be adverse tax consequences. See "Tax information" below.

INTEREST THAT WE CREDIT ON LOAN COLLATERAL. The annual interest rate we credit on your loan collateral will be at least 4%. We guarantee that this rate will never be less than that unless tax law changes increase the taxes we pay on policy loans or loan interest.

           Currently, after the first policy year, we credit a "preferred" interest rate on a portion of your loan collateral. This preferred rate is equal to the interest rate we charge on your loans, 6%. This 6% preferred rate is not guaranteed and we may at any time reduce or discontinue crediting interest at any rate above 4%. The maximum amount of loan collateral that can qualify for preferred status is determined at the end of each policy year for the following year (or as of the effective date of any restoration, if later). It is the excess (if any) of your account value on that date over the sum of your initial and any additional premium payment. The maximum amount at any other time during the policy year is determined as the maximum amount at the beginning of the policy year, accumulated at the preferred rate.

           We credit interest on your loan collateral daily. On each anniversary of your policy (or when your policy loan is fully repaid) we allocate that interest to your policy's variable investment options in the same proportions as if it were a premium payment.

POSSIBILITY OF POLICY TERMINATION. In addition to the tax and other effects described above, a loan can reduce the length of time that your insurance remains in force, because your policy could terminate in certain circumstances if you fail to repay your loan or to pay loan interest. See "Policy `lapse' and termination" above. The amount we set aside as loan collateral cannot be used to pay policy charges as they become due. See "Failure to repay a loan or loan interest" below. A loan will also cause your guaranteed minimum death benefit to become unavailable if the net cash surrender value of your policy is not sufficient to pay monthly charges as they become due. We will deduct any outstanding policy loan plus loan interest from any policy's proceeds if you do not pay it back.

PAYING OFF YOUR LOAN. You can repay all or part of your loan at any time. If you send us more than all of the loan principal and accrued interest you owe, we will refund the


121315v6
excess portion of the payment. When you send us a loan repayment, we will transfer an amount equal to such repayment from your loan collateral back to the variable investment options under your policy. We will allocate any repayments among variable investment options as you instruct; or, if you don't instruct us, in the same proportion as your premium allocation percentages then in effect.

FAILURE TO REPAY A LOAN OR LOAN INTEREST. In addition to the effects discussed above, if you fail to repay a loan and the accrued loan interest, and, at the beginning of a policy month, the policy's net cash surrender value is less than the monthly charges then due, (i) your policy could terminate (see "Policy termination" above) and (ii) you are not permitted to make transfers or to change allocation instructions for loan repayments or monthly deductions.

MAKING WITHDRAWALS FROM YOUR POLICY

          You may make a partial withdrawal of your net cash surrender value at any time after the first year of your policy. The request must be for at least $500, and the policy's account value after the partial withdrawal, and after the deduction of any applicable surrender charge, must be at least $25,000, or we will decline your request. If your withdrawal is subject to a surrender charge, we deduct the amount of that charge from your account value in addition to the amount you requested. If you do not tell us from which variable investment options you wish us to take the partial withdrawal (as well as any surrender charge), we will use the same allocation that then applies for the monthly deductions we make for charges; and, if that is not possible, we will take the partial withdrawal (and any surrender charge) from all of your variable investment options in proportion to your value in each.

[Sidebar: You can withdraw all or part of your policy's net cash surrender value, although you may incur charges and tax consequences by doing so.]

          We charge any applicable surrender charge on the portion of any partial withdrawal that is not treated as a "free withdrawal." The surrender charge we impose is the applicable surrender charge percentage multiplied by the lesser of: (i) the amount of the withdrawal that does not qualify as a free withdrawal (as discussed below), and (ii) the initial premium less the amount of any previous partial withdrawals that incurred a surrender charge. The applicable surrender charge percentages are shown under "Charges and expenses you will pay" above.

FREE WITHDRAWAL. Beginning in the second policy year you can take as a free withdrawal 15% of your policy's account value (less outstanding loans and loan interest) as determined as of the end of the previous policy year (or as of the effective date of any restoration, if later). Multiple withdrawals taken in any one policy year are aggregated for this purpose. Each year your "free withdrawal" amount is redetermined, but amounts that were not withdrawn in a policy year cannot be carried over to the next policy year. A free


121315v6
withdrawal is "free" from surrender charges. It is not free from any income tax consequences resulting from the withdrawal.

EFFECT OF PARTIAL WITHDRAWAL ON INSURANCE COVERAGE. A partial withdrawal automatically reduces your net cash surrender value on a dollar-for-dollar basis by the amount of the withdrawal. A partial withdrawal also automatically reduces your policy's account value on a dollar-for-dollar basis by the amount of the withdrawal plus any applicable surrender charge. A partial withdrawal also results in a reduction in your policy's guaranteed minimum death benefit by the proportion that the partial withdrawal bears to the policy account value just prior to the partial withdrawal. For example, if the requested partial withdrawal equals 10% of your policy's account value prior to the withdrawal, your guaranteed minimum death benefit would be reduced by 10%.

           Thus, if you take a partial withdrawal, your policy's death benefit will be the greater of (i) a multiple of the now-reduced account value or (ii) its now-reduced guaranteed minimum death benefit.

          You should refer to "Tax information" below, for information about possible tax consequences of partial withdrawals and any associated reduction in policy benefits. If you have an unpaid policy loan, a partial withdrawal may also increase the chance that your policy could lapse because of insufficient value to pay policy charges as they fall due.

SURRENDERING YOUR POLICY FOR ITS NET CASH SURRENDER VALUE

          You can fully surrender (give us back) your policy for its "net cash surrender value" at any time. The net cash surrender value equals your account value, minus any outstanding loans and unpaid loan interest, and minus any surrender charge that then remains applicable.

          The surrender charge we impose on a full surrender is the applicable surrender charge percentage multiplied by the amount of the initial premium, as adjusted for any prior partial withdrawals. For purposes of this calculation, the amount of the initial premium would be reduced by the amounts of any prior partial withdrawals that incurred a surrender charge. The surrender charge percentages are shown in "Charges and expenses you will pay" above.

          A full surrender causes your policy and all insurance benefits to terminate. Please refer to "Tax information" below for the possible tax consequences of surrendering your policy.


121315v6

Section 5
Tax information


          This discussion is based on current federal income tax law and interpretations. It assumes that the policyowner is a natural person who is a U.S. citizen and resident. The tax effects on corporate taxpayers, non-U.S. residents or non-U.S. citizens may be different. This discussion is general in nature, and should not be considered tax advice, for which you should consult a qualified tax advisor.

BASIC TAX TREATMENT FOR YOU AND YOUR BENEFICIARY

          An Accumulator Life policy will be treated as "life insurance" for federal income tax purposes (a) if it meets the definition of life insurance under Section 7702 of the Internal Revenue Code (the "Code") and (b) as long as the investments made by the underlying Portfolios satisfy certain investment diversification requirements under Section 817(h) of the Code. We believe that the policies will meet these requirements and, therefore, that

o the death benefit received by the beneficiary under your policy will generally not be subject to federal income tax; and

o increases in your policy's account value as a result of interest or investment experience will not be subject to federal income tax, unless and until there is a distribution from your policy, such as a surrender, a partial withdrawal, loan or a payment to you.

          There may be different tax consequences if you assign your policy or designate a new owner. See "Assigning your policy" below.

TAX TREATMENT OF DISTRIBUTIONS TO YOU

          The federal income tax consequences of a distribution from your policy depend on whether your policy is a "modified endowment contract" (sometimes also referred to as a "MEC"). In all cases, however, the character of any income described below as being taxable to the recipient will be ordinary income (as opposed to capital gain).

TESTING FOR MODIFIED ENDOWMENT CONTRACT ("MEC") STATUS. In all cases where you have purchased your policy with a single premium, your policy will be a "modified endowment contract." Additionally, a life insurance policy that you receive in exchange for another life insurance policy that was a modified endowment contract will also be considered a modified endowment contract.

          If you acquire your policy through the exchange of an existing life insurance policy that is not itself a modified endowment contract, your new policy will generally not be a modified endowment contract. There are two exceptions:


121315v6

          (1) if there is a reduction in benefits below the level that would have caused your existing policy to become a modified endowment. This will not be the case if the existing policy was not subject to (or was grandfathered from) modified endowment contract testing or beyond any seven-year testing period. We will request the issuer of any existing contract being exchanged to provide us with information necessary to determine the new contract's status.

          (2) if you decide to make an additional premium payment at such later time as the policy may permit.

TAXATION OF PRE-DEATH DISTRIBUTIONS IF YOUR POLICY IS A MODIFIED ENDOWMENT CONTRACT. Any distribution from your policy will be taxed on an "income-first" basis if your policy is a modified endowment contract. Distributions for tax purposes include a loan (including any increase in the loan amount to pay interest on an existing loan or an assignment or a pledge to secure a loan) or partial withdrawal. Any such distributions will be considered taxable income to you to the extent your account value exceeds your basis in the policy. (For modified endowment contracts, your basis in the policy is equal to your initial single premium, increased by any permitted additional premium and reduced by the amount of any previous distributions from your policy that were not taxable. If your policy was acquired through a tax free exchange, however, your basis will generally equal the basis carried over from the policy you exchanged, increased by any additional premium and reduced by any previous distributions that were not taxable. Your basis also would be increased by the amount of any prior loan under your policy that was considered taxable income to you.) For purposes of determining the taxable portion of any distribution, all modified endowment contracts issued by Equitable Life (or its affiliate) to the same owner during any calendar year are treated as if they were a single contract.

          A 10% penalty tax also will apply to the taxable portion of most distributions from a policy that is a modified endowment contract. The penalty tax will not, however, apply to (i) taxpayers whose actual age is at least 59 1/2, (ii) distributions in the case of a disability (as defined in the Code) or
(iii) distributions received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary.

          Interest charged on the loan will generally not be tax deductible, although interest credited on loan collateral may become taxable if distributed under the policy. IF YOUR POLICY TERMINATES AFTER A GRACE PERIOD, THE EXTINGUISHMENT OF ANY THEN OUTSTANDING POLICY LOAN AND UNPAID LOAN INTEREST WILL BE TREATED AS A DISTRIBUTION (to the extent the loan was not previously treated as a distribution) and could be subject to tax, including the 10% penalty tax, as described above. In addition, upon a full surrender, any excess of the proceeds we pay (including any amounts we use to discharge any loan) over your


121315v6
basis in the policy, will be subject to federal income tax and, unless an exception applies, the 10% penalty tax.

TAXATION OF PRE-DEATH DISTRIBUTIONS IF YOUR POLICY IS NOT A MODIFIED ENDOWMENT CONTRACT. As long as your policy remains in force as a non-modified endowment contract, policy loans will be treated as indebtedness, and no part of the loan proceeds will be subject to current federal income tax. Interest charged on the loan will generally not be tax deductible, although interest credited on loan collateral may become taxable under the rules below if distributed.

           If you make a partial withdrawal after the first 15 years of your policy, the proceeds will not be subject to federal income tax except to the extent such proceeds exceed your "basis" in your policy. (Your basis generally will equal the basis carried over from the old life policy you exchanged, if the exchange was a tax free exchange, less the amount of any distributions from your policy that were not taxable. We need to receive this basis information from the issuer of the old life policy.) During the first 15 years, however, the proceeds from a partial withdrawal are likely to be subject to federal income tax, under a complex formula, to the extent that your account value exceeds your basis.

          Upon full surrender, any amount by which the proceeds we pay (including amounts we use to discharge any policy loan and unpaid loan interest) exceed your basis in the policy will be subject to federal income tax. IN ADDITION, IF A POLICY TERMINATES AFTER A GRACE PERIOD, THE EXTINGUISHMENT OF ANY THEN-OUTSTANDING POLICY LOAN AND UNPAID LOAN INTEREST WILL BE TREATED AS A DISTRIBUTION AND COULD BE SUBJECT TO TAX UNDER THE FOREGOING RULES. Finally, if you make an assignment of rights or benefits under your policy, you may be deemed to have received a distribution from your policy, all or part of which may be taxable.

          Distributions that occur during a year of your policy in which it becomes a modified endowment contract, and during any subsequent years, will be taxed as described above for a policy which is a modified endowment contract. In addition, distributions from a policy within two years before it becomes a modified endowment contract also will be subject to tax in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

          RESTORATION OF A TERMINATED POLICY. For tax purposes, some restorations of a policy that terminated after a grace period may be treated as the purchase of a new policy.

EFFECT OF POLICY ON INTEREST DEDUCTIONS TAKEN BY BUSINESS ENTITIES

          OWNERSHIP OF A POLICY BY A TRADE OR BUSINESS ENTITY CAN LIMIT THE AMOUNT OF ANY INTEREST ON BUSINESS BORROWINGS THAT ENTITY OTHERWISE COULD DEDUCT for federal income tax purposes, even though such business borrowings may be unrelated to the


121315v6
policy. To avoid the limit, the insured person must be an officer, director, employee or 20% owner of the trade or business entity when coverage on that person commences.

          The limit does not generally apply for policies owned by natural persons (even if those persons are conducting a trade or business as sole proprietorships), unless a trade or business entity that is not a sole proprietorship is a direct or indirect beneficiary under the policy. ENTITIES COMMONLY HAVE SUCH A BENEFICIAL INTEREST, FOR EXAMPLE, IN SO-CALLED "SPLIT DOLLAR" ARRANGEMENTS. If the trade or business entity has such an interest in a policy, it will be treated the same as if it owned the policy for purposes of the limit on deducting interest on unrelated business income.

          The limit generally applies only to policies issued after June 8, 1997 in taxable years ending after such date. However, for this purpose, any material increase in death benefit as a result of any additional premium payment, or other material change in a policy, will be treated as the issuance of a new policy.

          In cases where the above-discussed limit on deductibility applies, the non-deductible portion of unrelated interest on business loans is determined by multiplying the total amount of such interest by a fraction. The numerator of the fraction is the policy's average account value (excluding amounts we are holding to secure any policy loans) for the year in question, and the denominator is the average for the year of the aggregate tax bases of all the entity's other assets.

          Any corporate, trade, or business use of a policy should be carefully reviewed by your tax advisor with attention to these rules, as well as the other rules and possible pending legislative proposals which might further restrict available exceptions to this limit on interest deductions or make other tax law changes with respect to such coverage.

REQUIREMENT THAT WE DIVERSIFY INVESTMENTS

          Under Section 817(h) of the Code, the Treasury Department has issued regulations that implement investment diversification requirements. Failure to comply with these regulations would disqualify your policy as a life insurance policy under Section 7702 of the Code. If this were to occur, you would be subject to federal income tax on any income and gains under the policy and the death benefit proceeds would lose their income tax-free status. These consequences would continue for the period of the disqualification and for subsequent periods. Through the Portfolios, we intend to comply with the applicable diversification requirements.

ESTATE, GIFT, AND GENERATION-SKIPPING TAXES

          If the policy's owner is the insured person, the death benefit will generally be includable in the owner's estate for purposes of federal estate tax. If the owner is not the insured person, and the owner dies before the insured person, the value of the policy would be includable in the owner's estate. If the owner is neither the insured person nor


121315v6
the beneficiary, the owner will be considered to have made a gift to the beneficiary of the death benefit proceeds when they become payable.

          In general, a person will not owe estate or gift taxes until gifts made by such person, plus that person's taxable estate, total at least $675,000 (a figure that is scheduled to rise at periodic intervals to $1 million by the year 2006). For this purpose, however, certain amounts may be deductible or excludable, such as gifts and bequests to the person's spouse or charitable institutions and certain gifts of $10,000 or less per year for each recipient.

          As a general rule, if you make a "transfer" to a person two or more generations younger than you, a generation-skipping tax may be payable. Generation-skipping transactions would include, for example, a case where a grandparent "skips" his or her children and names grandchildren as a policy's beneficiaries. In that case, the generation-skipping "transfer" would be deemed to occur when the insurance proceeds are paid. The generation-skipping tax rates are similar to the maximum estate tax rate in effect at the time. Individuals, however, are generally allowed an aggregate generation-skipping tax exemption of $1 million.

          The particular situation of each policyowner, insured person or beneficiary will determine how ownership or receipt of policy proceeds will be treated for purposes of federal estate, gift and generation-skipping taxes, as well as state and local estate, inheritance and other taxes. Because these rules are complex, you should consult with a qualified tax adviser for specific information, especially where benefits are passing to younger generations.

EMPLOYEE BENEFIT PROGRAMS

          This Accumulator Life policy is not designed, nor intended, to be sold into employee benefit programs. Special rules apply to sales of life insurance policies to the following programs:

           PENSION AND PROFIT-SHARING PLANS. There are special limits on the amount of insurance that may be purchased by a trust or other entity that forms part of a pension or profit-sharing plan qualified under Section 401(a) or 403 of the Code. In addition, the federal income tax consequences will be different from those described in this prospectus. These rules are complex, and you should consult a qualified tax advisor.


121315v6

           OTHER EMPLOYEE BENEFIT PROGRAMS. Complex rules may also apply when a policy is held by an employer or a trust, or acquired by an employee, in connection with the provision of other employee benefits. Among other issues, these policyowners must consider whether the policy was applied for by or issued to a person having an insurable interest under applicable state law and with the insured person's consent. The lack of an insurable interest or consent may, among other things, affect the qualification of the policy as life insurance for federal income tax purposes and the right of the beneficiary to receive a death benefit.

           ERISA. Employers and employer-created trusts may be subject to reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974. You should consult a qualified legal advisor.

OUR TAXES

          The operations of our Separate Account FP are reported in our federal income tax return. The separate account's investment income and capital gains, however, are, for tax purposes, reflected in our variable life insurance policy reserves. Therefore, we currently pay no taxes on such income and gains and impose no charge for such taxes. We reserve the right to impose a charge in the future for taxes incurred; for example, a charge to the separate account for income taxes incurred by us that are allocable to the policies.

          If our state, local or other tax expenses increase, we may add or increase our charges for such taxes when they are attributable to Separate Account FP, based on premiums, or otherwise allocable to the policies.

WHEN WE WITHHOLD TAXES FROM DISTRIBUTIONS

          Generally, unless you provide us with a satisfactory written election to the contrary prior to the distribution, we are required to withhold income tax from any proceeds we distribute as part of a taxable transaction under your policy. If you do not wish us to withhold tax from the payment, or if we do not withhold enough, you may have to pay later, and you may incur penalties under the estimated income tax rules. In some cases, where generation-skipping taxes may apply, we may also be required to withhold for such taxes unless we are provided satisfactory notification that no such taxes are due. States may also require us to withhold tax on distributions to you. Special withholding rules apply if you are not a U.S. resident or U.S. citizen.

POSSIBILITY OF FUTURE TAX CHANGES

          The U.S. Congress frequently considers legislation that, if enacted, could change the tax treatment of life insurance policies or increase the taxes we pay in connection with such policies. In addition, the Treasury Department may amend existing regulations, issue regulations on the qualification of life insurance and modified endowment contracts, or adopt new or clarifying interpretations of existing law. State and local tax law or, if


121315v6
you are not a U.S. citizen and resident, foreign tax law, may also affect the tax consequences to you, the insured person or your beneficiary, and are subject to change or changes of interpretation. Any changes in federal, state, local or foreign tax law or interpretations could have a retroactive effect, both on our taxes and the way your policy is taxed.

          The Treasury Department has the authority to issue guidelines prescribing the circumstances in which your ability to direct your investment to particular Portfolios within an insurance policy may cause you, rather than the insurance company, to be treated as the owner of the Portfolio shares attributable to your policy. In that case, income and gains attributable to such Portfolio shares would be included in your gross income for federal income tax purposes. Under current law, however, we believe that Equitable Life, and not the owner of a policy, would be considered the owner of the Portfolio shares.


121315v6

Section 6
More information about procedures that apply to your policy

          This section provides further detail about certain subjects that are addressed in the previous pages. The following discussion generally does not repeat the information already contained in those pages.

WAYS TO MAKE PREMIUM AND LOAN PAYMENTS

CHECKS AND MONEY ORDERS. Your initial single premium, any permitted additional premium or any loan repayment generally must be paid by check or money order drawn on a U.S. bank in U.S. dollars and made payable to "Equitable Life."

           We prefer that you make each payment to us with a single check drawn on your business or personal bank account. We also will accept a single money order, bank draft or cashier's check payable directly to Equitable Life, although we must report such "cash equivalent" payments to the Internal Revenue Service under certain circumstances. Cash and travelers' checks, or any payments in foreign currency, are not acceptable. We will not accept third-party checks payable to someone other than Equitable Life.

EXCHANGES OF EXISTING LIFE INSURANCE POLICIES. We may, under certain circumstances, permit you to exchange an existing life insurance policy for an Accumulator Life policy. In this regard, we will follow our established administrative procedures in effect at that time. We will apply these procedures uniformly and will not unfairly discriminate. We will generally require the use of special forms for this purpose.

REQUIREMENTS FOR SURRENDER REQUESTS

          Your surrender request must include the policy number, your name, your tax identification number, the name of the insured person, and the address where proceeds should be mailed. The request must be signed by you, as the owner, and by any joint owner, collateral assignee or irrevocable beneficiary. We may also require you to complete specific tax forms.

          Finally, in order for your surrender request to be complete, you must return your policy to us. Your request will not be deemed complete until we receive all required items. See "Dates and prices at which policy events occur" below for information regarding the pricing of your request.

WAYS WE PAY POLICY PROCEEDS

          The payee for death benefit or other policy proceeds (e.g. upon surrenders) may name a successor to receive any amounts that we still owe following the payee's death. Otherwise, we will pay any such amounts to the payee's estate.


121315v6

          We must approve any payment arrangements that involve more than one payment option, or a payee who is not a natural person (for example, a corporation), or a payee who is a fiduciary. Also, the details of all payment arrangements will be subject to our rules at the time the arrangements are selected and take effect. This includes rules on the minimum amount we will pay under an option, minimum amounts for installment payments, withdrawals or commutation rights (your rights to receive payments over time, for which we may offer a lump sum payment), the naming of payees, and the methods for proving the payee's age and continued survival.

ASSIGNING YOUR POLICY

          You may assign (transfer) your rights in a policy to someone else as collateral for a loan, to effect a change of ownership or for some other reason, if we agree. A copy of the assignment must be forwarded to our Administrative Office. We are not responsible for any payment we make or any action we take before we receive notice of the assignment or for the validity of the assignment. An absolute assignment is a change of ownership.

          Certain transfers for value may subject you to income tax and penalties and cause the death benefit to lose its income-tax free treatment. A gift of a policy that has a loan outstanding may be treated as part gift and part transfer for value, which could result in both gift tax and income tax consequences. An assignment of a life insurance policy that is a modified endowment contract as collateral for a loan will generally be treated as a distribution under the policy for income tax purposes. You should consult your tax advisor prior to making a transfer or other assignment.

DATES AND PRICES AT WHICH POLICY EVENTS OCCUR

          We describe below the general rules for when, and at what prices, events under your policy will occur. Other portions of this prospectus describe circumstances that may cause exceptions. We generally do not repeat those exceptions below.

DATE OF RECEIPT. Where this prospectus refers to the day when we receive a payment, request, election, or notice from you, we usually mean the day on which that item (or the last thing necessary for us to process that item) arrives in complete and proper form at our Administrative Office or via the appropriate telephone or fax number if the item is a type we accept by those means. There are two main exceptions: if the item arrives (1) on a day that is not a business day or (2) after the close of a business day, then, in each case, we are deemed to have received that item on the next business day.

BUSINESS DAYS. Every day that the New York Stock Exchange is open for regular trading is a business day for us. Each business day ends at the time regular trading on the exchange closes (or is suspended) for the day. We compute unit values for our variable investment options as of the end of each business day. This usually is 4:00 p.m., Eastern Time.


121315v6

PAYMENTS AND REQUESTS YOU MAKE. Loan repayments, any permitted additional premium payment, and interest payments are reflected in your policy as of the date we receive them.

           The following transactions occur (and receive the prices) as of the date we receive your request:

o  partial withdrawals

o account value and guaranteed minimum death benefit decreases that result from partial withdrawals

o  tax withholding elections

o  changes of allocation percentages

o  surrenders

o  changes of beneficiary

o  changes in form of death benefit payment

o  loans

o  transfers among variable investment options

o  assignments

          Restoration of terminated policies occurs on your policy's next monthly anniversary that coincides with or follows the date we approve your request.

DOLLAR COST AVERAGING SERVICE. Transfers pursuant to our dollar cost averaging service (automatic transfer service) occur as of the first day of each policy month. If you request the dollar cost averaging service in your original policy application, the first transfer will occur as of the first day of the second policy month after your policy's initial Allocation Date. If you request this service at any later time, we make the first such transfer as of your policy's first monthly anniversary that coincides with or follows the date we receive your request.

ASSET REBALANCING SERVICE. If you request the asset rebalancing service, the first redistribution will be on the date you specify or the date we receive your request, if later. However, no rebalancing will occur prior to your policy's Allocation Date. Subsequent periodic rebalancings occur quarterly, semiannually or annually, as you have requested.

DELAY IN CERTAIN CASES. We may delay allocating any payment you make to our variable investment options, or any transfer, for the same reasons stated in "Delay of variable investment option proceeds" below. We may also delay such transactions for any other legally permitted purpose.

PRICES APPLICABLE TO POLICY TRANSACTIONS. If a transaction will increase or decrease the amount you have in a variable investment option as of a certain date, we process the transaction using the unit values for that option computed as of that day's close of


121315v6
business, unless that day is not a business day. In that case, we use unit values computed as of the next business day's close.

EFFECT OF DEATH OR SURRENDER. You may not make any policy transactions or changes after the insured person has died. Also, all insurance coverage ends on the date as of which we process any request for a full surrender.

POLICY ISSUANCE

REGISTER DATE. When we issue a policy, we assign it a "register date," which will be shown in the policy. We measure the months, years, and anniversaries of your policy from your policy's register date. The register date will generally be the same as the date we actually issue the policy (the "issue date"). Policies that would otherwise receive a register date of the 29th, 30th or 31st of any month will receive a register date of the 28th of that month.

INVESTMENT START DATE. This is the date your investment first begins to earn a return for you in our Alliance Money Market option (prior to the Allocation
Date). The investment start date is the issue date.

COMMENCEMENT OF INSURANCE COVERAGE. You must give the entire premium for this policy to your financial professional before the policy is delivered to you. No insurance under your policy will take effect unless (1) the insured person is still living at the time such delivery is completed and (2) unless the information in the application continues to be true and complete, without material change, as of the time of such payment. If you submit your entire premium with your application, we may, subject to certain conditions, provide a limited amount of temporary insurance on the proposed insured person. You may request and review a copy of our temporary insurance agreement for more information about the terms and conditions of that coverage.

NON-ISSUANCE. If, after considering your application, we decide not to issue a policy, we will refund any premium you have paid (less the amount of any loan) without interest.

AGE; AGE AT ISSUE. Unless the context in this prospectus requires otherwise, we consider the insured person's "age" during any policy year be his or her age on his or her birthday nearest to the beginning of that policy year. For example, the insured person's age for the first policy year ("age at issue") is that person's age on whichever birthday is closer to (i.e., before or after) the policy's register date.

GENDER-NEUTRAL POLICIES

           Congress and various states have from time to time considered legislation that would require insurance rates and the "factors" we use to compute the policies' death benefits to be the same for males and females.


121315v6

           There will be no distinctions based on sex in the death benefit factors or cost of insurance rates for Accumulator Life policies sold in Montana because of Montana insurance department regulations. Guaranteed maximum cost of insurance rates applicable to a gender-neutral policy will not be greater than the comparable male rates under a gender specific Accumulator Life policy.


121315v6

Section 7
More information about other matters

YOUR VOTING PRIVILEGES

VOTING OF PORTFOLIO SHARES. As the legal owner of any Portfolio shares that support a variable investment option, we will attend (and have the right to vote at) any meeting of shareholders of the Portfolio (or the Trust). To satisfy currently-applicable legal requirements, however, we will give you the opportunity to tell us how to vote the number of each Portfolio's shares that are attributable to your policy. We will vote shares attributable to policies for which we receive no instructions in the same proportion as the instructions we do receive from all policies that participate in our Separate Account FP (discussed below). With respect to any Portfolio shares that we are entitled to vote directly (because we do not hold them in a separate account or because they are not attributable to policies), we will vote in proportion to the instructions we have received from all holders of variable annuity and variable life insurance policies who are using that Portfolio.

           Under current legal requirements, we may disregard the voting instructions we receive from policyowners only in certain narrow circumstances prescribed by SEC regulations. If we do, we will advise you of the reasons in the next annual or semiannual report we send to you.

VOTING AS POLICYOWNER. In addition to being able to instruct voting of Portfolio shares as discussed above, policyowners that use our variable investment options may in a few instances be called upon to vote on matters that are not the subject of a shareholder vote being taken by any Portfolio. If so, you will have one vote for each $100 of account value in any such option; and we will vote our interest in Separate Account FP in the same proportion as the instructions we receive from holders of Accumulator Life and other policies that Separate Account FP supports.

ABOUT OUR SEPARATE ACCOUNT FP

           Each variable investment option is a part (or "subaccount") of our Separate Account FP. We established Separate Account FP under special provisions of the New York Insurance Law. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our variable investment options for owners of our variable life insurance policies. We are the legal owner of all of the assets in Separate Account FP and may withdraw any amounts that exceed our reserves and other liabilities with respect to variable investment options under our policies. The results of Separate Account FP's operations are accounted for without regard to Equitable Life's other operations.

           Separate Account FP's predecessor was established on April 19, 1985 by our then wholly owned subsidiary, Equitable Variable Life Insurance Company. We established


121315v6
our Separate Account FP under New York Law on September 21, 1995. When Equitable Variable Life Insurance Company merged into Equitable Life, as of January 1, 1997, our Separate Account FP succeeded to all the assets, liabilities and operations of its predecessor.

           Separate Account FP is registered with the SEC under the Investment Company Act of 1940 and is classified by that act as a "unit investment trust." The SEC, however, does not manage or supervise Equitable Life or Separate Account FP.

           Each subaccount (variable investment option) of Separate Account FP available under Accumulator Life invests solely in class IB shares issued by the corresponding Portfolio of EQ Advisors Trust. Separate Account FP immediately reinvests all dividends and other distributions it receives from a Portfolio in additional shares of that Portfolio.

           The EQ Advisors Trust sells its shares to Equitable Life separate accounts in connection with Equitable Life's variable life insurance and annuity products, to the trustee of a qualified benefit plan for Equitable Life and to separate accounts of insurance companies, both affiliated and unaffiliated with Equitable Life. We currently do not foresee any disadvantages to our policyowners arising out of this. However, the Board of Trustees of EQ Advisors Trust intends to monitor events to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken in response. If we believe that the Board's response insufficiently protects our policyowners, we will see to it that appropriate action is taken to do so. Also, if we ever believe that any of the Trust's Portfolios is so large as to materially impair the investment performance of the Portfolio involved, we will examine other investment alternatives.

ABOUT OUR GENERAL ACCOUNT

           Our general account assets support all of our obligations (including those under the Accumulator Life policies). Our general assets consist of all of our assets as to which no class or classes of our annuity or life insurance policies have any preferential claim. You will not share in the investment experience of our general account assets, however; and we have full discretion about how we invest those assets (subject only to any requirements of law).

TRANSFERS OF YOUR ACCOUNT VALUE

TRANSFERS NOT IMPLEMENTED. When we cannot process part of a transfer request, we will not process any other part of the request. This could occur, for example, where you request transfer of an amount greater than that currently allocated to a variable investment option. In this circumstance, we will notify you and explain why we could not process the request.

The dollar cost averaging service will terminate immediately if: (1) your amount in the Alliance Money Market option is insufficient to cover the automatic transfer amount; (2)


121315v6
your policy is in a grace period; or (3) we receive notice of the insured person's death. Similarly, the asset rebalancing program will terminate immediately if either (2) or (3) occurs.

MARKET TIMING. You should note that the product is not designed for professional "market timing" organizations, or other organizations or individuals engaging in a market timing strategy, making programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the underlying mutual fund portfolio. Market timing strategies are disruptive to the underlying mutual fund portfolios in which the variable investment options invest. If we determine that your transfer patterns among the variable investment options reflect a market timing strategy, we reserve the right to take action including, but not limited to: restricting the availability of transfers through telephone requests, facsimile transmissions, automated telephone services, Internet services or any electronic transfer services. We may also refuse to act on transfer instructions of an agent acting under a power of attorney who is acting on behalf of more than one owner.

TELEPHONE AND EQACCESS REQUESTS

           If you are a properly authorized person, you may make transfers by telephone or over the Internet as described above under "Telephone and EQAccess transfers."

           Also, if you are both the owner and the insured person under your policy, you may call 1-888-228-6690 (toll free) from a touch tone phone to make the following additional types of requests:

o policy loans

o changes of allocation percentages (anticipated to be available through EQAccess by the end of 2000)

o changes of address

           For security purposes, all telephone requests are automatically tape-recorded and are invalid if the information given is incomplete or any portion of the request is inaudible. We have established procedures reasonably designed to confirm that telephone instructions are genuine. These include requiring personal identification information from the caller and providing subsequent written confirmation of the instructions.

           If you wish to participate in EQAccess, you must first agree to the terms and conditions set forth in our EQAccess Online Services Agreement, which you can find at our Web site. For security purposes, you may not initiate any transactions relating to your policy for five (5) days after you have elected to use EQAccess. We will send you a letter by first class mail confirming your enrollment in EQAccess. Additionally, you will be required to use a password and protect it from unauthorized use. We will provide subsequent written confirmation of any EQAccess transactions. We will assume that all instructions received through EQAccess from anyone using your password are given by


121315v6
you; however, we reserve the right to refuse to process any transaction and/or block access to EQAccess if we have reason to believe the instructions given are unauthorized.

           If we do not employ reasonable procedures to confirm the genuineness of telephone or Internet instructions, we may be liable for any losses arising out of any act or omission that constitutes negligence, lack of good faith, or willful misconduct. In light of our procedures, we will not be liable for following telephone or Internet instructions that we reasonably believe to be genuine.

           We reserve the right to refuse to process any telephone or Internet transactions if we have reason to believe that the request compromises the general security and/or integrity of our automated systems (see discussion of "Market timing" above).

           Any telephone or Internet transaction request that we receive after the close of a business day (which is usually 4:00 p.m. Eastern Time) will be processed as of the next business day. During times of extreme market activity, or for other reasons, you may be unable to contact us to make a telephone or Internet request. If this occurs, you should submit a written transaction request to our Administrative Office. We reserve the right to discontinue telephone or Internet transactions, or modify the procedures and conditions for such transactions, without notifying you at any time.

DEDUCTING POLICY CHARGES

MONTHLY COST OF INSURANCE CHARGE. The monthly cost of insurance charge is determined by multiplying the cost of insurance rate by your policy's account value. A greater policy account value, or a higher cost of insurance rate, will generally result in a higher current monthly charge. The currently applicable cost of insurance rate is 1.15%, subject to the maximum charges specified in your policy.

           We reserve the right to change this rate, but we will never charge more than the guaranteed maximum charge specified in your policy. These maximum charges are determined by multiplying the maximum cost of insurance rate that is then applicable to your policy by the amount we have at risk under your policy. The maximum cost of insurance rates are based on the 1980 Commissioners' Standard Ordinary Male and Female Mortality Tables. Our amount at risk (also described in your policy as "net amount at risk") on any date is the difference between (a) the death benefit that would be payable if the insured person died on that date and (b) the then total account value under the policy.

           Our maximum cost of insurance rates will generally be lower (except in Montana) if the insured person is a female than if a male.

DATE OF MONTHLY DEDUCTIONS. We make the regular monthly deductions as of the first day of each policy month.


121315v6

PURPOSES OF POLICY CHARGES. The charges under the policies are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the policies. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the policies. If, as we expect, the charges that we collect from the policies exceed our total costs in connection with the policies, we will earn a profit. Otherwise, we will incur a loss.

           The current and maximum rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In most cases, this prospectus identifies such expenses or risks in the name of the charge: e.g., charge for administration and taxes, cost of insurance charge, guaranteed minimum death benefit charge, and mortality and expense risk charge. However, the fact that any charge bears the name of, or is designed primarily to defray, a particular expense or risk does not mean that the amount we collect from that charge will never be more than the amount of such expense or risk. Nor does it mean that we may not also be compensated for such expense or risk out of any other charges we are permitted to deduct by the terms of the policies. The surrender charge, for example, is designed primarily to defray sales expenses, but may also be used to defray other expenses associated with your policy that we have not recovered by the time of any surrender.

SUICIDE AND CERTAIN MISSTATEMENTS

           If an insured person commits suicide within certain time periods, the amount of death benefit we pay will be limited as described in the policy. Also, if an application misstated the age or gender of an insured person, we will adjust the amount of any death benefit as described in the policy.

WHEN WE PAY POLICY PROCEEDS

GENERAL. We will generally pay any death benefit, surrender, partial withdrawal, or loan within seven days after we receive the request and any other required items.

CLEARANCE OF CHECKS. We reserve the right to defer payment of that portion of your account value that is attributable to a premium payment or loan repayment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

DELAY OF VARIABLE INVESTMENT OPTION PROCEEDS. We reserve the right to defer payment of any death benefit, transfer, loan or other distribution that is derived from a variable investment option if (a) the New York Stock Exchange is closed (other than customary weekend and holiday closings) or trading on that exchange is restricted; (b) the SEC has declared that an emergency exists, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the account value; or (c) the law permits the delay for the protection of owners. If we need to defer


121315v6
calculation of values for any of the foregoing reasons, all delayed transactions will be processed at the next available unit values.

DELAY TO CHALLENGE COVERAGE. We may challenge the validity of your insurance policy based on any material misstatements in an application you have made to us. We cannot make such challenges, however, beyond certain time limits set forth in the policy. If the insured person dies within one of these limits, we may delay payment of any proceeds until we decide whether to challenge the policy.

CHANGES WE CAN MAKE

           In addition to any of the other changes described in this prospectus, we have the right to modify how we or Separate Account FP operate. We intend to comply with applicable law in making any changes and, if necessary, we will seek policyowner approval. We have the right to:

          o combine two or more variable investment options or withdraw assets relating to Accumulator Life from one variable investment option and put them into another;

          o end the registration of, or re-register, Separate Account FP under the Investment Company Act of 1940;

          o operate Separate Account FP under the direction of a "committee" or discharge such a committee at any time;

          o restrict or eliminate any voting rights or privileges of policyowners (or other persons) that affect Separate Account FP;

          o operate Separate Account FP, or one or more of the variable investment options, in any other form the law allows. This includes any form that allows us to make direct investments, in which case we may charge Separate Account FP an advisory fee.

           We may make any legal investments we wish for Separate Account FP. In addition, we may disapprove any change in investment advisers or in investment policy unless a law or regulation provides differently.

           If we take any action that results in a material change in the underlying investments of a variable investment option, we will notify you to the extent required by law. We may, for example, cause the variable investment option to invest in a mutual fund other than, or in addition to, EQ Advisors Trust. If you then wish to transfer the amount you have in that option to another variable investment option, you may do so.


121315v6

           We may make any changes in the policy or make distributions from the policy to the extent we deem necessary to ensure that your policy qualifies or continues to qualify as life insurance for tax purposes. Any such change will apply uniformly to all policies that are affected. We will give you written notice of such changes. Subject to all applicable legal requirements, we also may make other changes in the policies that do not reduce any net cash surrender value, death benefit, account value, or other accrued rights or benefits.

REPORTS WE WILL SEND YOU

           Shortly after the end of each year of your policy, we will send you a report that includes information about your policy's current death benefit, account value, cash surrender value (i.e., account value minus any current surrender charge), policy loans, policy transactions and amounts of charges deducted. We will send you individual notices to confirm your premium payments, loan repayments, transfers and certain other policy transactions.

LEGAL PROCEEDINGS

           Equitable Life and its affiliates are parties to various legal proceedings. In our view, none of these proceedings would be considered material with respect to a policyowner's interest in Separate Account FP, nor would any of these proceedings be likely to have a material adverse effect upon the Separate Account, our ability to meet our obligations under the policies, or the distribution of the policies.

ILLUSTRATIONS OF POLICY BENEFITS

           In order to help you understand how your policy values would vary over time under different sets of assumptions, we will provide you with certain illustrations when you purchase your policy and upon request thereafter. These will be based on the age and gender of the insured person under your policy, and such factors as the premium payment amount and assumed rates of return (within limits) that you request. We have filed an example of such an illustration as an exhibit to the registration statement referred to below.

SEC REGISTRATION STATEMENT

           We have on file with the SEC a registration statement under the Securities Act of 1933 that relates to the Accumulator Life policies. The registration statement contains additional information that is not required to be included in this prospectus. You may obtain this information, for a fee, from the SEC's Public Reference Section at 450 5th Street, N.W., Washington, D.C. 20549 or, without charge, from the SEC's web site (www.sec.gov).


121315v6

HOW WE MARKET THE POLICIES

           We offer variable life insurance policies (including Accumulator
Life) and variable annuity contracts through Equitable Distributors Inc. ("EDI"). The Investment Company Act of 1940, therefore, classifies EDI as a "principal underwriter" of those policies and contracts. EDI also serves as a principal underwriter of EQ Advisors Trust. EDI is a wholly owned subsidiary of Equitable Life, with its address at 1290 Avenue of the Americas, New York, NY 10104. EDI is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). In 1998 and 1999, we paid EDI fees of $35,582,313 and $46,957,345, respectively, for its services under a Distribution Agreement with Equitable Life and its separate accounts.

           We sell Accumulator Life through licensed insurance agencies (both affiliated and unaffiliated with Equitable Life) and their affiliated broker-dealers (who are registered with the SEC and are members of the NASD). Such agencies and their affiliated broker-dealers have entered into selling agreements with EDI. The licensed insurance agents who sell our policies are appointed as agents of Equitable Life, and are financial professionals of the agencies' affiliated broker-dealer. Sales commissions will be paid by Equitable Life to the agency which sells you this policy. The commissions don't cost you anything above the charges and expenses already discussed elsewhere in this prospectus. Generally, the agencies will receive maximum commissions of 4.50% of the amount of the initial premium you pay. Alternatively, the agencies could receive a lower initial commission, but receive additional commissions in later years based on the policy's unloaned account value in the variable investment options. The agency may be required to return to us any commissions on premiums that we have refunded to a policyowner.

INSURANCE REGULATION THAT APPLIES TO EQUITABLE LIFE

           We are regulated and supervised by the New York State Insurance Department. In addition, we are subject to the insurance laws and regulations in every state where we sell policies. We submit annual reports on our operations and finances to insurance officials in all of these states. The officials are responsible for reviewing our reports to see that we are financially sound. Such regulation, however, does not guarantee or provide absolute assurance of our soundness.


121315v6

Directors and principal officers

           Set forth below is information about our directors and, to the extent they are responsible for variable life insurance operations, our principal officers. Unless otherwise noted, their address is 1290 Avenue of the Americas, New York, New York 10104.

------------------------------------------------------------------------------------------------------------------------------------
NAME AND PRINCIPAL                      BUSINESS EXPERIENCE
BUSINESS ADDRESS                        WITHIN PAST FIVE YEARS
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
DIRECTORS
------------------------------------------------------------------------------------------------------------------------------------
Francoise Colloc'h                      Director of Equitable Life (since July 1992).  Member of the AXA Management  Board and Group
AXA                                     Executive  President,  Human  Resources,  Communication  and Synergies of AXA (since January
23 Avenue Matignon                      2000). Prior thereto, Senior Executive Vice President, AXA (1993-2000).  Director or officer
75008 Paris, France                     of various subsidiaries and affiliates of the AXA Group.
------------------------------------------------------------------------------------------------------------------------------------
Henri de Castries                       Director of Equitable Life (since  September  1993).  Chairman of the Board of AXA Financial
AXA                                     (since April 1998);  Vice  Chairman  (February  1996 to April 1998).  Vice Chairman of AXA's
23 Avenue Matignon                      Management  Board (since January  2000).  Prior thereto,  Senior  Executive Vice  President,
75008 Paris, France                     Financial Services and Life Insurance  Activities in the United States,  Germany, the United
                                        Kingdom and Benelux (1996 to 2000); Executive Vice President, Financial Services and Life
                                        Insurance Activities (1993 to 1996) of AXA. Director or officer of various subsidiaries and affiliates of the AXA Group. Director of DLJ and Alliance Capital Management Corporation,
                                        the general partner of Alliance Holding and Alliance.
------------------------------------------------------------------------------------------------------------------------------------
Joseph L. Dionne                        Director of Equitable Life (since May 1982).  Retired Chairman of The McGraw-Hill  Companies
The McGraw-Hill Companies               (since  January  2000);  prior  thereto,  Chairman  (April  1988 to January  2000) and Chief
1221 Avenue of the Americas             Executive Officer (April 1983 to April 1998). Director of The McGraw-Hill Companies,  Harris
New York, NY 10020                      Corporation and Ryder System, Inc. Director of AXA Financial, Inc. (since May, 1992).
------------------------------------------------------------------------------------------------------------------------------------
Denis Duverne                           Director of Equitable Life (since  February 1998).  Executive Vice President,  International
AXA                                     (US-UK-Benelux)  AXA and member of AXA  Executive  Board (since  January,  2000).  Director,
23, Avenue Matignon                     Alliance (since February 1996) and Donaldson Lufkin & Jenrette ("DLJ")(since February 1997).
75008 Paris, France
------------------------------------------------------------------------------------------------------------------------------------


121315v6

------------------------------------------------------------------------------------------------------------------------------------
NAME AND PRINCIPAL                      BUSINESS EXPERIENCE
BUSINESS ADDRESS                        WITHIN PAST FIVE YEARS
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
DIRECTORS (continued)
------------------------------------------------------------------------------------------------------------------------------------
Jean-Rene Fourtou                       Director of  Equitable  Life (since July 1992).  Vice  Chairman of the  Management  Board of
Rhone-Poulenc S.A.                      Aventis (since  December  1999).  Prior  thereto,  Chairman and Chief  Executive  Officer of
25, Quai Paul Doumer                    Rhone-Poulenc,  S.A.  (1986 to  December  1999).  Member  of the  Supervisory  Board of AXA.
92408 Courbevoie Cedex                  Director of Schneider  S.A.,  Paribas,  and Groupe  Pernod-Ricard.  Member of the Consulting
France                                  Council of Banque de France. Director, AXA Financial (since July, 1992).
------------------------------------------------------------------------------------------------------------------------------------
Norman C. Francis                       Director of Equitable Life (since March 1989). President of Xavier University of Louisiana;
Xavier University of Louisiana          Director, First National Bank of Commerce, New Orleans, LA, Piccadilly Cafeterias, Inc.,
7325 Palmetto Street                    and Entergy Corporation.
New Orleans, LA 70125
------------------------------------------------------------------------------------------------------------------------------------
Donald J. Greene                        Director of Equitable Life (since July 1991). Of Counsel, LeBoeuf, Lamb, Greene & MacRae,
LeBouef, Lamb, Greene & MacRae, L.L.P.  L.L.P. (since 1999). Prior thereto, Partner of the firm (1965 to 1999). Director of AXA
125 West 55th Street                    Financial (since May 1992).
New York, NY 10019-4513
------------------------------------------------------------------------------------------------------------------------------------
John T. Hartley                         Director of Equitable Life (since August 1987). Currently a Director and retired Chairman
1025 NASA Boulevard                     and Chief Executive Officer of Harris Corporation (retired July 1995); previously held other
Melbourne, FL 32919                     officerships with Harris Corporation. Director of AXA Financial (since May 1992); Director of the McGraw Hill Companies.
------------------------------------------------------------------------------------------------------------------------------------
John H.F. Haskell Jr.                   Director of Equitable Life (since July 1992); Director of AXA Financial (since July 1992);
SBC Warburg Dillon Read LLC             Director, Senior Advisor of Warburg Dillon Read LLC (since 1999); Prior thereto, Managing
535 Madison Avenue                      Director and member of its Board of Directors (1975-1999); Chairman, Supervisory Board,
New York, NY 10022                      Dillon Read (France) Gestion (until 1998); Director, Pall Corporation (since November 1998).
------------------------------------------------------------------------------------------------------------------------------------
Mary (Nina) Henderson                   Director of Equitable Life (since December 1996). Corporate Vice President, Core Business
BESTFOODS                               Development of Bestfoods (since June 1999). Prior thereto, President, Bestfoods Grocery and
International Plaza                     Vice President, Bestfoods (formerly CPC International, Inc.)(1997 to 1999). President,
700 Sylvan Avenue                       Bestfoods Specialty Markets Group (1993 to 1997); Director, Hunt Corporation and PACTIV
Englewood Cliffs, NJ 07632-9976         Corporation. Director, AXA Financial (since December 1996).
------------------------------------------------------------------------------------------------------------------------------------


121315v6

------------------------------------------------------------------------------------------------------------------------------------
NAME AND PRINCIPAL                      BUSINESS EXPERIENCE
BUSINESS ADDRESS                        WITHIN PAST FIVE YEARS
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
DIRECTORS (continued)
------------------------------------------------------------------------------------------------------------------------------------
W. Edwin Jarmain                        Director of Equitable Life (since July 1992). President, Jarmain Group Inc. (since 1979);
Jarmain Group Inc.                      and officer or director of several affiliated companies. Director, DLJ (since October
121 King Street West                    1992), AXA Insurance (Canada), Anglo Canada General Insurance Company, and AXA Pacific
Suite 2525                              Insurance Company, and Alternate Director, AXA Asia Pacific Holdings Limited. Chairman
Toronto, Ontario M5H 3T9                (non-executive) and Director, FCA International Ltd. (January 1994 to May 1998). Director
Canada                                  of AXA Financial, Inc. (since July 1992).
------------------------------------------------------------------------------------------------------------------------------------
George T. Lowy                          Director of Equitable Life (since July 1992). Partner, Cravath, Swaine & Moore. Director,
Cravath, Swaine & Moore                 Eramet.
825 Eighth Avenue
New York, NY 10019
------------------------------------------------------------------------------------------------------------------------------------
Didier Pineau-Valencienne               Director of Equitable Life (since February 1996). Vice Chairman Credit Suisse First Boston
Credit Suisse, First Boston             (since March 1999). Chairman and Chief Executive Officer (1981 to February 1999)(now
64, rue de Miromesnel                   Honorary Chairman) Schneider Electric. Member of the Supervisory Board of AXA. Director of
75008 Paris, France                     CGIP, Aventis (formerly Rhone-Poulenc, S.A.), Sema Group PLC (UK), Soft Computing and Swiss
                                        Helvetic Fund; member of the Advisory Board of Booz-Allen & Hamilton. Director of AXA
                                        Financial, Inc. (since February 1996).
------------------------------------------------------------------------------------------------------------------------------------
George J. Sella, Jr.                    Director of Equitable Life (since May 1987). Retired Chairman and Chief Executive Officer
P.O. Box 397                            of American Cyanamid Company (retired April 1993); previously held other officerships with
Newton, NJ 07860                        American Cyanamid. Director of AXA Financial (since May 1992) and Coulter Pharmaceutical
                                        (since May 1987).
------------------------------------------------------------------------------------------------------------------------------------
Peter J. Tobin                          Director of Equitable Life (since March 1999); Dean of the Peter J. Tobin College of
St. John's University                   Business Administration, St. John's University (since August 1998); Chief Financial
8000 Utopia Parkway                     Officer, Chase Manhattan Corp. (1985 to 1997).
Jamaica, NY 11439
------------------------------------------------------------------------------------------------------------------------------------
Dave H. Williams                        Director of Equitable Life (since March 1991). Chairman (since 1977) and former Chief
Alliance Capital Management             Executive Officer (1977 to January 1999), of Alliance, and Chairman or Director of numerous
Corporation                             subsidiaries and affiliated companies of Alliance. Senior Executive Vice President of AXA
1345 Avenue of the Americas             (since January 1997). Director of AXA Financial (since May 1992).
New York, NY 10105
------------------------------------------------------------------------------------------------------------------------------------


121315v6

------------------------------------------------------------------------------------------------------------------------------------
NAME AND PRINCIPAL                      BUSINESS EXPERIENCE
BUSINESS ADDRESS                        WITHIN PAST FIVE YEARS
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
OFFICER-DIRECTORS
------------------------------------------------------------------------------------------------------------------------------------
Michael Hegarty                         Director of Equitable Life (since January 1998). President (since January 1998) and Chief
                                        Operating Officer (since February 1998), Equitable Life. Senior Vice Chairman (since
                                        November 1999), Vice Chairman (since April 1998), Senior Executive Vice President (January
                                        1998 to April 1998), and Director and Chief Operating Officer (both since January 1998),
                                        AXA Financial. Director, President and Chief Operating Officer, Equitable of Colorado
                                        (since December 1999); AXA Client Solutions & Equitable Distribution Holding Corp. (since
                                        September 1999). Vice Chairman (from 1996 to 1997), Chase Manhattan Corporation. Vice
                                        Chairman (from 1995 to 1996) and Senior Executive Vice President (from 1991 to 1995),
                                        Chemical Bank. Director, ACMC, Inc. ("ACMC")(since March 1998). Trustee, EQ Advisors Trust.
                                        Director, Equitable Capital Management Corporation ("ECMC") (since March 1998); Alliance and DLJ (both since May 1998).
------------------------------------------------------------------------------------------------------------------------------------
Edward D. Miller                        Director of Equitable Life (since August 1997). Chairman of the Board (since January 1998),
                                        Chief Executive Officer (since August 1997), President (August 1997 to January 1998),
                                        Equitable Life. Director, President and Chief Executive Officer, (all since August 1997),
                                        AXA Financial. Director, Chairman of the Board and Chief Executive Officer, Equitable of
                                        Colorado (since December 1999); AXA Client Solutions and Equitable Distribution Holding
                                        Corp. (since September 1999). Member of the Management Board of AXA (since January 2000);
                                        Senior Vice Chairman, Chase Manhattan Corporation (March 1996 to April 1997). President
                                        (January 1994 to March 1996) and Vice Chairman (December 1991 to January 1994), Chemical
                                        Bank. Director, Alliance (since August 1997), DLJ (since November 1997), ECMC (since March
                                        1998), ACMC, Inc. (since March 1998), and AXA Canada (since September 1998). Director,
                                        KeySpan Energy.
------------------------------------------------------------------------------------------------------------------------------------
Stanley B. Tulin                        Director and Vice Chairman of the Board (since February 1998), and Chief Financial Officer
                                        (since May 1996), Equitable Life. Vice Chairman of the Board (since November 1999) and
                                        Chief Financial Officer (since May 1997) and prior thereto, Senior Executive Vice President
                                        (February 1998 to November 1999), AXA Financial. Director, Vice Chairman and Chief
                                        Financial Officer (since December 1999) Equitable of Colorado; AXA Client Solutions, LLC
                                        and Equitable Distributions Holding Corp. (since September 1999). Vice President (until
                                        1998), EQ Advisors Trust. Director, Alliance (since July 1997), and DLJ (since June 1997).
                                        Prior thereto, Chairman, Insurance Consulting and Actuarial Practice, Coopers & Lybrand,
                                        L.L.P.
------------------------------------------------------------------------------------------------------------------------------------


121315v6

------------------------------------------------------------------------------------------------------------------------------------
NAME AND PRINCIPAL                      BUSINESS EXPERIENCE
BUSINESS ADDRESS                        WITHIN PAST FIVE YEARS
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
OTHER OFFICERS
------------------------------------------------------------------------------------------------------------------------------------
Leon B. Billis                          Executive Vice President (since February 1998) and Chief Information Officer (since
                                        November 1994), Equitable Life. Previously held other officerships with Equitable Life;
                                        Director, J.M.R. Realty Services, Inc.
------------------------------------------------------------------------------------------------------------------------------------
Derry E. Bishop                         Executive Vice President (since September 1998), Chief Agency Officer, (since December
                                        1997), and Senior Vice President (January 1995 to September 1998), Equitable Life; Director
                                        and Executive Vice President, AXA Advisors LLC and Executive Vice President and Chief Agency
                                        Officer, AXA Client Solutions, LLC (all since September 1999). Prior thereto, Director
                                        (since 1995) and Executive Vice President (since 1994) EQF (now AXA Advisors).
------------------------------------------------------------------------------------------------------------------------------------
Harvey Blitz                            Senior Vice President, Equitable Life. Senior Vice President, AXA Financial. Director and
                                        Chairman, Frontier Trust Company ("Frontier"). Director, EQF (now AXA Advisors)(until
                                        September 1999). Executive Vice President and Director (since September 1999), AXA
                                        Advisors, Director (until May 1996), Equitable Distributors, Inc. ("EDI"). Director and
                                        Senior Vice President, AXA Network, LLC (formerly EquiSource). Director and Officer of various Equitable Life affiliates. Previously held other officerships with Equitable Life and its affiliates.
------------------------------------------------------------------------------------------------------------------------------------
Kevin R. Byrne                          Senior Vice President and Treasurer, Equitable Life and AXA Financial. Senior Vice
                                        President and Treasurer, AXA Client Solutions, LLC and Equitable Distributors (since
                                        September 1999); Equitable of Colorado (since December 1999). Treasurer, Frontier (since
                                        1990) and AXA Network, LLC (since 1999). President and Chief Executive Officer (since
                                        September 1997), and prior thereto, Vice President and Treasurer, Equitable Casualty
                                        Insurance Company ("Casualty"). Vice President and Treasurer, EQ ADVISORS TRUST (since
                                        March 1997). Director, Chairman, President and Chief Executive Officer, Equitable JV
                                        Holdings (since August 1997). Director (since July 1997), and Senior Vice President and
                                        Chief Financial Officer (since April 1998), ACMC and ECMC. Previously held other officerships with Equitable Life and its affiliates.
------------------------------------------------------------------------------------------------------------------------------------
John A. Caroselli                       Executive Vice President (since September 1998), Equitable Life; Senior Vice President,
                                        Equitable Life (February 1998 to September 1998); Senior Vice President, Chase Manhattan
                                        Corp. (1996 to 1998); Vice President, Chemical Bank (1991 to 1996).
------------------------------------------------------------------------------------------------------------------------------------


121315v6

------------------------------------------------------------------------------------------------------------------------------------
NAME AND PRINCIPAL                      BUSINESS EXPERIENCE
BUSINESS ADDRESS                        WITHIN PAST FIVE YEARS
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
OTHER OFFICERS (continued)
------------------------------------------------------------------------------------------------------------------------------------
Judy A. Faucett                         Senior Vice President, Equitable Life, (since September 1996) and Actuary (September 1996 to December 1998). Partner and Senior Actuarial Consultant, Coopers & Lybrand L.L.P.
                                        (January 1989 to August 1996).
------------------------------------------------------------------------------------------------------------------------------------
Alvin H. Fenichel                       Senior Vice President and Controller, Equitable Life and AXA Financial. Senior Vice
                                        President and Controller, The Equitable of Colorado, Inc. (since December 1999). Previously held other officerships with Equitable Life and its affiliates.
------------------------------------------------------------------------------------------------------------------------------------
Paul J. Flora                           Senior Vice President and Auditor, Equitable Life. Vice President and Auditor, AXA
                                        Financial.
------------------------------------------------------------------------------------------------------------------------------------
Robert E. Garber                        Executive Vice President and Chief Legal Officer (since November 1999), Equitable Life;
                                        prior thereto, Executive Vice President and General Counsel. General Counsel of AXA
                                        Financial. Previously held other officerships with Equitable Life and its affiliates.
------------------------------------------------------------------------------------------------------------------------------------
Donald R. Kaplan                        Senior Vice President (since September 1999), Chief Compliance Officer and Associate General
                                        Counsel, Equitable Life. Previously held other officerships with Equitable Life.
------------------------------------------------------------------------------------------------------------------------------------
Michael S. Martin                       Executive Vice President (since September 1998) and Chief Marketing Officer (since December
                                        1997), Equitable Life; prior thereto, Senior Vice President and Chief Marketing Officer.
                                        Chairman and Chief Executive Officer, AXA Advisors LLC (since September 1999). Vice
                                        President, EQ Advisors Trust (until April 1998). Director, Equitable Underwriting and Sales
                                        Agency (Bahamas), Ltd. and AXA Network, LLC; President (since February 2000); Executive
                                        Vice President (since December 1998), Colorado; prior thereto, Director and Senior Vice
                                        President (since December 1998). Previously held other officerships with Equitable Life and its affiliates.
------------------------------------------------------------------------------------------------------------------------------------
Richard J. Matteis                      Executive Vice President, Equitable Life (since May 1998); Executive Vice President, Chase
                                        Manhattan Corporation (January 1983 to June 1997); Director, EQF (now AXA Advisors)(October
                                        1998 to May 1999).
------------------------------------------------------------------------------------------------------------------------------------


121315v6

------------------------------------------------------------------------------------------------------------------------------------
NAME AND PRINCIPAL                      BUSINESS EXPERIENCE
BUSINESS ADDRESS                        WITHIN PAST FIVE YEARS
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
OTHER OFFICERS (continued)
------------------------------------------------------------------------------------------------------------------------------------
Peter D. Noris                          Executive Vice President and Chief Investment Officer, Equitable Life. Executive Vice
                                        President (since May 1995) and Chief Investment Officer (since July 1995), AXA Financial.
                                        Chairman, President and Trustee (since March 1997), EQ ADVISORS TRUST. Executive Vice
                                        President and Chief Investment Officer, Equitable of Colorado (since December 1999),
                                        Executive Vice President, AXA Client Solutions (since September 1999). Director, Alliance, and Equitable Real Estate (until June 1997). Executive Vice President, EQF (now AXA
                                        Advisors)(November 1996 to September 1999). Director, EREIM Managers Corp. (since July
                                        1997), and EREIM LP Corp. (since October 1997).
------------------------------------------------------------------------------------------------------------------------------------
Brian S. O'Neil                         Executive Vice President, Equitable Life (since June 1998). Executive Vice President, AXA
                                        Financial and AXA Client Solutions (since September 1999). Director of Investment, AXA
                                        Investment Management (January 1998 to June 1998); Chief Investment Officer, AXA Investment
                                        Management (July 1995 to January 1998). Trustee (since September 1999), EQ ADVISORS TRUST.
------------------------------------------------------------------------------------------------------------------------------------
Anthony C. Pasquale                     Senior Vice President, Equitable Life and AXA Client Solutions (since September 1999).
                                        Director, Chairman and Chief Operating Officer, Casualty, (since September 1997). Director,
                                        Equitable Agri-Business, Inc. (until June 1997). Previously held other officerships with
                                        Equitable Life and its affiliates.
------------------------------------------------------------------------------------------------------------------------------------
Pauline Sherman                         Senior Vice President (since February 1999); Vice President, Secretary and Associate General
                                        Counsel, Equitable Life and AXA Financial, (since September 1995). Senior Vice President,
                                        Secretary and Associate General Counsel, AXA Financial and AXA Client Solutions (since
                                        November 1999). Senior Vice President and Secretary, Equitable of Colorado (since December
                                        1999). Previously held other officerships with Equitable Life.
------------------------------------------------------------------------------------------------------------------------------------
Richard V. Silver                       Senior Vice President (since February 1995) and General Counsel (since November 1999)
                                        Equitable Life; prior thereto, Deputy General Counsel (1996-1999). Senior Vice President
                                        and Associate General Counsel, AXA Financial (since September 1996). Senior Vice President and General Counsel, AXA Client Solutions (since November 1999). Vice President and General
                                        Counsel, Equitable of Colorado (since December 1999). Director, AXA Advisors. Senior Vice
                                        President and General Counsel, EIC (June 1997 to March 1998). Previously held other officerships with Equitable Life and its affiliates.
------------------------------------------------------------------------------------------------------------------------------------


121315v6

------------------------------------------------------------------------------------------------------------------------------------
NAME AND PRINCIPAL                      BUSINESS EXPERIENCE
BUSINESS ADDRESS                        WITHIN PAST FIVE YEARS
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
OTHER OFFICERS (continued)
------------------------------------------------------------------------------------------------------------------------------------
Jose S. Suquet                          Senior Executive Vice President (since February 1998), Chief Distribution Officer (since
                                        December 1997) and Chief Agency Officer (August 1994 to December 1997), Equitable Life.
                                        Senior Executive Vice President and Chief Distribution Officer, AXA Client Solutions (since
                                        September 1999). Senior Executive Vice President, Equitable of Colorado (since December
                                        1999). Executive Vice President (since May 1996), AXA Financial. Chairman (since December
                                        1997), EDI. Prior thereto, Agency Manager.
------------------------------------------------------------------------------------------------------------------------------------
Gregory G. Wilcox                       Executive Vice President (since September 1998), Senior Vice President (May 1992 to
                                        September 1998), Equitable Life. Executive Vice President (since November 1999), AXA
                                        Financial; prior thereto, Senior Vice President.
------------------------------------------------------------------------------------------------------------------------------------
R. Lee Wilson                           Executive Vice President (since May 1998) and Deputy Chief Financial Officer (September
                                        1998 to July 1999), Equitable Life. Executive Vice President, AXA Client Solutions (since
                                        September 1999). Prior thereto, Executive Vice President, Chase Manhattan Bank.
------------------------------------------------------------------------------------------------------------------------------------


121315v6

Section 8
Financial statements of Separate Account FP and Equitable Life

           The financial statements of Separate Account FP as of December 31, 1999 and for each of the three years in the period ended December 31, 1999 and the financial statements of Equitable Life as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of such firm as experts in accounting and auditing. The financial statements of Equitable Life have relevance for the policies only to the extent that they bear upon the ability of Equitable Life to meet its obligations under the policies.


121315v6

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

INDEX TO FINANCIAL STATEMENTS

Report of Independent Accountants..................................................................................      FSA-2
Financial Statements:
   Statements of Assets and Liabilities, December 31, 1999.........................................................      FSA-3
   Statements of Operations for the Years Ended December 31, 1999, 1998 and 1997...................................      FSA-6
   Statements of Changes in Net Assets for the Years Ended December 31, 1999, 1998 and 1997........................     FSA-11
   Notes to Financial Statements...................................................................................     FSA-17


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Accountants..................................................................................        F-1
Consolidated Financial Statements:
   Consolidated Balance Sheets, December 31, 1999 and 1998.........................................................        F-2
   Consolidated Statements of Earnings, Years Ended December 31, 1999, 1998 and 1997...............................        F-3
   Consolidated Statements of Shareholder's Equity, Years Ended December 31, 1999, 1998 and 1997...................        F-4
   Consolidated Statements of Cash Flows, Years Ended December 31, 1999, 1998 and 1997.............................        F-5
   Notes to Consolidated Financial Statements......................................................................        F-6


+ Formerly known as Equitable Variable Life Insurance Company
  Separate Account FP.


                                     FSA-1

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
The Equitable Life Assurance Society of the United States and Policyowners of Separate Account FP of The Equitable Life Assurance Society of the United States


In our opinion, the accompanying statements of assets and liabilities and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of the following Variable Investment Options: Alliance Money Market, Alliance High Yield, Alliance Common Stock, EQ/Alliance Premier Growth, Capital Guardian Research, Capital Guardian U.S. Equity, Merrill Lynch Basic Value Equity, MFS Growth with Income, MFS Research, EQ/Putnam Growth & Income Value, Morgan Stanley Emerging Markets Equity, Alliance Aggressive Stock, Alliance Small Cap Growth, EQ/Evergreen, MFS Emerging Growth Companies, EQ/Evergreen Foundation, Merrill Lynch World Strategy, BT Equity 500 Index, BT International Equity Index, JPM Core Bond, EQ/Putnam Investors Growth and EQ/Putnam International Equity ("EQ Advisors Trust Variable Investment Options"), 22 of the separate Variable Investment Options of The Equitable Life Assurance Society of the United States ("Equitable Life") Separate Account FP at December 31, 1999 and the results of each of their operations and changes in each of their net assets for each of the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of shares owned in The EQ Advisors Trust at December 31, 1999 with the transfer agent, provide a reasonable basis for the opinion expressed above. The rates of return information presented in Note 6 for the year ended December 31, 1992 and for each of the periods indicated prior thereto, were audited by other independent accountants whose report dated February 16, 1993 expressed an unqualified opinion on the financial statements containing such information.






PricewaterhouseCoopers LLP
New York, New York
February 1, 2000


                                     FSA-2

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

STATEMENTS OF ASSETS AND LIABILITIES
DECEMBER 31, 1999

                                                       -------------------------------------------------------------------------
                                                                                                            EQ/
                                                                                                          ALLIANCE      CAPITAL
                                                        ALLIANCE        ALLIANCE          ALLIANCE         PREMIER      GUARDIAN
                                                       MONEY MARKET    HIGH YIELD       COMMON STOCK       GROWTH       RESEARCH
                                                       ------------   ------------     --------------    -----------    --------
ASSETS
Investments in shares of
   the Trust -- at market
   value (Notes 2 and 6)
   Cost: $  342,765,909.............................   $344,082,723
            177,773,173.............................                  $149,030,820
          3,081,451,600.............................                                   $3,783,859,850
             46,147,852.............................                                                     $51,216,559
                182,262.............................                                                                    $193,355
                494,512.............................
             38,508,013.............................
                391,533.............................
             38,563,600.............................
             23,253,533.............................
Receivable for Trust shares sold ...................             --          5,046                 --             --          --
Receivable for policy-related
   transactions.....................................      4,909,455        798,616         15,840,922        283,944      24,204
                                                       ------------   ------------     --------------    -----------    --------
Total Assets........................................   $348,992,178   $149,834,482     $3,799,700,772    $51,500,503    $217,559
                                                       ------------   ------------     --------------    -----------    --------
LIABILITIES

Payable for Trust shares purchased..................   $  4,563,801   $         --     $   19,831,580    $   283,146    $ 24,204
Payable for policy-related transactions.............             --             --                 --             --          --
                                                       ------------   ------------     --------------    -----------    --------
Total Liabilities...................................      4,563,801             --         19,831,580        283,146      24,204
                                                       ------------   ------------     --------------    -----------    --------
NET ASSETS..........................................   $344,428,377   $149,834,482     $3,779,869,192    $51,217,357    $193,355
                                                       ============   ============     ==============    ===========    ========
Amount retained by Equitable
Life  in Separate Account FP (Note 4)...............   $     16,198   $      1,280     $       80,914    $     3,545    $    219
Net Assets Attributable
   to Contractowners................................    344,412,179    149,833,202      3,779,788,278     51,213,812     193,136
                                                       ------------   ------------     --------------    -----------    --------
NET ASSETS..........................................   $344,428,377   $149,834,482     $3,779,869,192    $51,217,357    $193,355
                                                       ============   ============     ==============    ===========    ========


                                                       ---------------------------------------------------------------------------
                                                                                            MFS                          EQ/PUTNAM
                                                        CAPITAL       MERRILL LYNCH       GROWTH                          GROWTH &
                                                        GUARDIAN       BASIC VALUE         WITH              MFS          INCOME
                                                       U.S. EQUITY       EQUITY           INCOME           RESEARCH        VALUE
                                                       -----------    ------------      ---------        -----------    -----------
ASSETS
Investments in shares of
   the Trust -- at market
   value (Notes 2 and 6)
   Cost: $  342,765,909.............................
            177,773,173.............................
          3,081,451,600.............................
             46,147,852.............................
                182,262.............................
                494,512.............................     $511,837
             38,508,013.............................                  $39,778,636
                391,533.............................                                     $412,169
             38,563,600.............................                                                     $48,597,586
             23,253,533.............................                                                                    $21,780,737
Receivable for Trust shares sold ...................           --              --              --            252,705             --
Receivable for policy-related
   transactions.....................................           --          23,002           8,035                 --         82,740
                                                         --------     -----------        --------        -----------    -----------
Total Assets........................................     $511,837     $39,801,638        $420,204        $48,850,291    $21,863,477
                                                         --------     -----------        --------        -----------    -----------
LIABILITIES

Payable for Trust shares purchased..................     $     --    $     11,329        $  4,490        $        --    $    69,698
Payable for policy-related transactions.............           --              --              --            212,939             --
                                                         --------     -----------        --------        -----------    -----------
Total Liabilities...................................           --          11,329           4,490            212,939         69,698
                                                         --------     -----------        --------        -----------    -----------
NET ASSETS..........................................     $511,837     $39,790,309        $415,714        $48,637,352    $21,793,779
                                                         ========     ===========        ========        ===========    ===========
Amount retained by Equitable
Life  in Separate Account FP (Note 4)...............     $    387     $    81,800        $  3,570        $   142,291    $    69,602
Net Assets Attributable
   to Contractowners................................      511,450      39,708,509         412,144         48,495,061     21,724,177
                                                         --------     -----------        --------        -----------    -----------
NET ASSETS..........................................     $511,837     $39,790,309        $415,714        $48,637,352    $21,793,779
                                                         ========     ===========        ========        ===========    ===========


---------------------
See Notes to Financial Statements.
+ Formerly known as Equitable Variable Life Insurance Company
  Separate Account FP.


                                     FSA-3

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)
DECEMBER 31, 1999


                                              -----------------------------------------------------------------------------------
                                                MORGAN
                                                STANLEY                                                                  MFS
                                               EMERGING            ALLIANCE            ALLIANCE                        EMERGING
                                                MARKETS           AGGRESSIVE           SMALL CAP         EQ/            GROWTH
                                                EQUITY              STOCK               GROWTH        EVERGREEN        COMPANIES
                                              -----------       --------------       -----------      ---------       -----------
ASSETS
Investments in shares of
   the Trust -- at market
   value (Notes 2 and 6)
   Cost:   $ 29,914,338....................   $40,958,925
            892,630,699....................                     $1,051,440,590
             46,097,819....................                                          $70,174,096
                 27,230....................                                                            $28,680
            160,950,031....................                                                                          $238,027,993
                  2,749....................
              4,518,718....................
                 17,648....................
                  1,191....................

Receivable for Trust shares sold...........            --            2,154,914        22,666,998            --                 --
Receivable for policy-related
   transactions............................        82,278                   --                --            --          1,271,988
                                              -----------       --------------       -----------       -------       ------------
Total Assets...............................   $41,041,203       $1,053,595,504       $92,841,094       $28,680       $239,299,981
                                              -----------       --------------       -----------       -------       ------------

LIABILITIES

Payable for Trust shares purchased.........   $   350,654       $           --       $        --       $    --       $  1,116,940
Payable for policy-related
   transactions............................            --            1,550,441        22,460,673            --                 --
                                              -----------       --------------       -----------       -------       ------------
Total Liabilities..........................       350,654            1,550,441       $22,460,673            --          1,116,940
                                              -----------       --------------       -----------       -------       ------------
NET ASSETS..................................  $40,690,549       $1,052,045,063       $70,380,421       $28,680       $238,183,041
                                              ===========      ===============       ===========       =======       ============
Amount retained by Equitable Life
   in Separate Account FP (Note 4)..........  $ 1,767,601       $        3,855       $   527,774       $    18       $    386,768
Net Assets Attributable
   to Policyowners..........................   38,922,948        1,052,041,208        69,852,647        28,662        237,796,273
                                              -----------       --------------       -----------       -------       ------------
NET ASSETS..................................  $40,690,549       $1,052,045,063       $70,380,421       $28,680       $238,183,041
                                              ===========      ===============       ===========       =======       ============

                                              -----------------------------------------------------------------
                                                                                         BT           BT INTER-
                                                 EQ/               MERRILL             EQUITY         NATIONAL
                                               EVERGREEN           LYNCH                500            EQUITY
                                               FOUNDATION       WORLD STRATEGY         INDEX           INDEX
                                              -----------       --------------      -----------      ---------
ASSETS
Investments in shares of
   the Trust -- at market
   value (Notes 2 and 6)
   Cost:   $ 29,914,338.....................
            892,630,699.....................
             46,097,819.....................
                 27,230.....................
            160,950,031.....................
                  2,749.....................      $2,848
              4,518,718.....................                       $5,372,189
                 17,648.....................                                         $18,699
                  1,191.....................                                                       $1,260
Receivable for Trust shares sold............          --                   --             --           --
Receivable for policy-related
   transactions.............................          --                1,267             --           --
                                                  ------           ----------        -------       ------
Total Assets................................      $2,848           $5,373,456        $18,699       $1,260
                                                  ------           ----------        -------       ------

LIABILITIES

Payable for Trust shares purchased..........      $   --           $    1,232        $    --       $   --
Payable for policy-related
   transactions.............................          --                   --             --           --
                                                  ------           ----------        -------       ------
Total Liabilities...........................          --               1,232             --           --
                                                  ------           ----------        -------       ------

NET ASSETS..................................      $2,848           $5,372,224        $18,699       $1,260
                                                  ======           ==========        =======       ======
Amount retained by Equitable Life
   in Separate Account FP (Note 4)..........      $    2           $  494,770        $    11       $   --
Net Assets Attributable
   to Policyowners..........................       2,846            4,877,454         18,688        1,260
                                                  ------           ----------        -------       ------
NET ASSETS..................................      $2,848           $5,372,224        $18,699       $1,260
                                                  ======           ==========        =======       ======



---------------------
See Notes to Financial Statements.
+ Formerly known as Equitable Variable Life Insurance Company
  Separate Account FP.


                                     FSA-4

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

STATEMENTS OF ASSETS AND LIABILITIES (CONCLUDED)
DECEMBER 31, 1999


                                                                 ---------------------------------------------------
                                                                   JPM              EQ/PUTNAM           EQ/PUTNAM
                                                                   CORE             INVESTORS          INTERNATIONAL
                                                                   BOND              GROWTH               EQUITY
                                                                  -------            -------           -------------
ASSETS
Investments in shares of
   the Trust -- at market
   value (Notes 2 and 6)
   Cost:   $ 2,308..........................................      $2,192
            10,674..........................................                           $11,411
               715..........................................                                               $716
Receivable for Trust shares sold............................          --                    --               --
Receivable for policy-related
   transactions.............................................          --                    --               --
                                                                  ------               -------             ----
Total Assets................................................      $2,192               $11,411             $716
                                                                  ------               -------             ----

LIABILITIES
Payable for Trust shares purchased..........................      $   --               $    --             $ --
Payable for policy-related
   transactions.............................................          --                   --               --
                                                                  ------               -------             ----
Total Liabilities...........................................          --                    --               --
                                                                  ------               -------             ----
NET ASSETS..................................................      $2,192               $11,411             $716
                                                                  ======               =======             ====
Amount retained by Equitable Life
   in Separate Account FP (Note 4)..........................          --               $     5             $  0

Net Assets Attributable
   to Contractowners........................................       2,192               11,406              716
                                                                  ------               -------             ----
NET ASSETS..................................................      $2,192               $11,411             $716
                                                                  ======               =======             ====

---------------------
See Notes to Financial Statements.
+ Formerly known as Equitable Variable Life Insurance Company
  Separate Account FP.


                                     FSA-5

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,


                                               ------------------------------------------------------------------------------------

                                                           ALLIANCE MONEY MARKET                  ALLIANCE HIGH YIELD
                                               ----------------------------------------   -----------------------------------------

                                                  1999           1998          1997           1999          1998           1997
                                               -----------   ------------   -----------   ------------   ------------   -----------
INCOME AND EXPENSES:
   Investment Income (Note 2):
      Dividends from the Trust...............  $13,943,193   $ 10,719,684   $ 9,754,675   $ 17,378,455   $ 18,449,747   $12,918,934
   Expenses (Note 3):
      Mortality and expense risk charges.....    1,613,234      1,204,220     1,101,168        889,065      1,007,106       789,982
                                               -----------   ------------   -----------   ------------   ------------   -----------
NET INVESTMENT INCOME........................   12,329,959      9,515,464     8,653,507     16,489,390     17,442,641    12,128,952
                                               -----------   ------------   -----------   ------------   ------------   -----------
REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS (Note 2):
      Realized gain (loss)
       on investments........................      517,935       (161,314)     (513,800)   (15,192,553)    (2,344,392)      936,554
      Realized gain distribution
       from the Trust........................       10,344          7,750        13,435        161,999      3,396,523     6,365,633
                                               -----------   ------------   -----------   ------------   ------------   -----------
NET REALIZED GAIN (LOSS).....................      528,279       (153,564)     (500,365)   (15,030,554)     1,052,131     7,302,187
                                               -----------   ------------   -----------   ------------   ------------   -----------
   Unrealized appreciation (depreciation)
    on investments:
      Beginning of period....................    1,536,450       (804,349)       24,023    (20,898,855)     8,622,836     5,664,824
                                               -----------   ------------   -----------   ------------   ------------   -----------
      End of period..........................    1,316,815     (1,536,450)     (804,349)   (28,742,353)   (20,898,854)    8,622,836
                                               -----------   ------------   -----------   ------------   ------------   -----------
   Change in unrealized appreciation
    (depreciation) during the period.........     (219,635)      (732,101)     (780,326)    (7,843,498)   (29,521,690)    2,958,012
                                               -----------   ------------   -----------   ------------   ------------   -----------
NET REALIZED AND UNREALIZED
 GAIN (LOSS) ON INVESTMENTS..................      308,644       (578,537)     (279,961)   (22,874,052)   (28,469,559)   10,260,199
                                               -----------   ------------   -----------   ------------   ------------   -----------
NET INCREASE (DECREASE) IN NET ASSETS
 RESULTING FROM OPERATIONS...................  $12,638,603   $(10,094,001)  $(8,933,468)  $ (6,384,662)  $(11,026,918)  $22,389,151
                                               ===========   ============   ===========   ============   ============   ===========

-------------------------
See Notes to Financial Statements.
+ Formerly known as Equitable Variable Life Insurance Company
  Separate Account FP.


                                     FSA-6

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

STATEMENTS OF OPERATIONS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31,



                                                   ------------------------------------------------------------------------
                                                                                                   EQ/
                                                                                                 ALLIANCE       CAPITAL
                                                                                                 PREMIER        GUARDIAN
                                                                  ALLIANCE COMMON STOCK          GROWTH (C)    RESEARCH (D)
                                                   -----------------------------------------    -----------    -----------
                                                       1999           1998           1997          1999          1999
                                                   ------------   ------------   ------------   -----------    -----------
INCOME AND EXPENSES:
   Investment Income (Note 2):
      Dividends from the Trust...................  $ 20,107,533   $ 15,939,680   $ 10,668,337   $   30,540      $   280
   Expenses (Note 3):
      Mortality and expense risk charges.........    19,069,959     14,600,706     11,435,936       63,730          209
                                                   ------------   ------------   ------------   ----------      -------
NET INVESTMENT INCOME............................     1,037,574      1,338,974       (767,599)     (33,190)          71
                                                   ------------   ------------   ------------   ----------      -------
REALIZED AND UNREALIZED GAIN (LOSS)
   ON INVESTMENTS (Note 2):
      Realized gain (loss) on investments........   221,690,581    169,109,310     53,841,049       83,605        2,810
      Realized gain distribution from the Trust..   497,324,765    353,834,250    164,814,473      106,890           27
                                                   ------------   ------------   ------------   ----------      -------
NET REALIZED GAIN (LOSS).........................   719,015,346    522,943,560    218,655,522      190,495        2,837
                                                   ------------   ------------   ------------   ----------      -------
   Unrealized appreciation (depreciation)
    on investments:
         Beginning of period.....................   689,309,204    567,231,009    294,432,897           --           --
         End of period...........................   702,408,250    689,309,204    567,231,009    5,068,707       11,093
                                                   ------------   ------------   ------------   ----------      -------
   Change in unrealized appreciation
      (depreciation) during the period...........    13,099,046    122,078,195    272,798,112    5,068,707       11,093
                                                   ------------   ------------   ------------   ----------      -------
NET REALIZED AND UNREALIZED GAIN
   (LOSS) ON INVESTMENTS.........................   732,114,392    645,021,755    491,453,634    5,259,202       13,930
                                                   ------------   ------------   ------------   ----------      -------
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM OPERATIONS.....................  $733,151,966   $646,360,729   $490,686,035   $5,226,012      $14,001
                                                   ============   ============   ============   ==========      =======


                                                     ----------------------------------------------------
                                                      CAPITAL
                                                     GUARDIAN
                                                       U.S.                    MERRILL LYNCH
                                                     EQUITY (D)            BASIC VALUE EQUITY (A)
                                                     ---------    ---------------------------------------
                                                       1999         1999            1998           1997
                                                     ---------    ---------        --------      --------
INCOME AND EXPENSES:
   Investment Income (Note 2):
      Dividends from the Trust...................    $ 1,159     $  468,257        $192,441       $ 35,810
   Expenses (Note 3):
      Mortality and expense risk charges.........        378        153,456          66,427          9,349
                                                     -------     ----------        --------       --------
NET INVESTMENT INCOME............................        781        314,801         126,014         26,461
                                                     -------     ----------        --------       --------
REALIZED AND UNREALIZED GAIN (LOSS)
   ON INVESTMENTS (Note 2):
      Realized gain (loss) on investments........        451        426,168         207,032          6,656
      Realized gain distribution from the Trust..      1,508      1,963,197         667,083         33,738
                                                     -------     ----------        --------       --------
NET REALIZED GAIN (LOSS).........................      1,959      2,389,365         874,115         40,394
                                                     -------     ----------        --------       --------
   Unrealized appreciation (depreciation)
    on investments:
         Beginning of period.....................         --        (91,959)        135,003             --
         End of period...........................     17,325      1,270,622         (91,959)       135,003
                                                     -------     ----------        --------       --------
   Change in unrealized appreciation
      (depreciation) during the period...........     17,325      1,362,581        (226,962)       135,003
                                                     -------     ----------        --------       --------
NET REALIZED AND UNREALIZED GAIN
   (LOSS) ON INVESTMENTS.........................     19,284      3,751,946         647,153        175,397
                                                     -------     ----------        --------       --------
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM OPERATIONS.....................    $20,065     $4,066,747        $773,167       $201,858
                                                     =======     ==========        ========       ========

-------------------------
See Notes to Financial Statements.
(a) Commencement of Operations on May 1, 1997.
(b) Commencement of Operations on August 20, 1997.
(c) Commencement of Operations on June 4, 1999.
(d) Commencement of Operations on August 30, 1999.
+ Formerly known as Equitable Variable Life Insurance Company
  Separate Account FP.


                                     FSA-7

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

STATEMENTS OF OPERATIONS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31,


                                                     ------------------------------------------------------
                                                       MFS
                                                      GROWTH
                                                       WITH
                                                     INCOME (C)                MFS RESEARCH (A)
                                                     ---------      ---------------------------------------
                                                       1999             1999           1998          1997
                                                     ---------      ----------     ----------      --------
INCOME AND EXPENSES:
   Investment Income (Note 2):
      Dividends from the Trust....................   $ 1,268        $   52,831     $   71,137      $ 20,442
   Expenses (Note 3):
      Mortality and expense risk charges..........       431           208,639         86,044        13,127
                                                     -------        ----------     ----------      --------
NET INVESTMENT INCOME.............................       837          (155,808)       (14,907)        7,315
                                                     -------        ----------     ----------      --------
REALIZED AND UNREALIZED GAIN (LOSS)
   ON INVESTMENTS (Note 2):
      Realized gain (loss) on investments.........      (227)          995,232        494,412         6,989
      Realized gain distribution from the Trust...        --         1,086,222             --        81,156
                                                     -------        ----------     ----------      --------
NET REALIZED GAIN (LOSS)..........................      (227)        2,081,454        494,412        88,145
                                                     -------        ----------     ----------      --------
   Unrealized appreciation (depreciation)
    on investments:
         Beginning of period......................        --         3,313,063        249,382            --
         End of period............................    20,637        10,033,987      3,313,063       249,382
                                                     -------        ----------     ----------      --------
   Change in unrealized appreciation
      (depreciation) during the period............    20,637         6,720,924      3,063,681       249,382
                                                     -------        ----------     ----------      --------
NET REALIZED AND UNREALIZED GAIN
   (LOSS) ON INVESTMENTS..........................    20,410         8,802,378      3,558,093       337,527
                                                     -------        ----------     ----------      --------
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM OPERATIONS......................   $21,247        $8,646,570     $3,543,186      $344,842
                                                     =======        ==========     ==========      ========


                                                    -----------------------------------------------------------------------------
                                                             EQ/PUTNAM                                 MORGAN STANLEY
                                                          GROWTH & INCOME VALUE (A)               EMERGING MARKETS EQUITY (B)
                                                    ------------------------------------   --------------------------------------
                                                        1999          1998        1997         1999         1998         1997
                                                    -----------   -----------   --------   -----------   --------    ------------
INCOME AND EXPENSES:
   Investment Income (Note 2):
      Dividends from the Trust....................  $   278,910   $  143,999    $ 33,273   $        --  $    37,240   $    16,623
   Expenses (Note 3):
      Mortality and expense risk charges..........      110,374       56,995       9,655        66,405       23,921         2,862
                                                    -----------   ----------    ---------  -----------  -----------   -----------
NET INVESTMENT INCOME.............................      168,536       87,004      23,618       (66,405)      13,319        13,761
                                                    -----------   ----------    ---------  -----------  -----------   -----------
REALIZED AND UNREALIZED GAIN (LOSS)
   ON INVESTMENTS (Note 2):
      Realized gain (loss) on investments.........      276,186      209,398       1,078       363,825     (637,290)      (14,566)
      Realized gain distribution from the Trust...    1,499,307      130,047      27,226       394,053           --            --
                                                    -----------   ----------    ---------  -----------  -----------   -----------
NET REALIZED GAIN (LOSS)..........................    1,775,493      339,445      28,304       757,878     (637,290)      (14,566)
                                                    -----------   ----------    ---------  -----------  -----------   -----------
   Unrealized appreciation (depreciation)
    on investments:
         Beginning of period......................    1,160,602      269,561          --    (2,942,633)  (1,079,388)           --
         End of period............................   (1,472,796)   1,160,602     269,561    11,044,586   (2,942,633)   (1,079,338)
                                                    -----------   ----------    ---------  -----------  -----------   -----------
   Change in unrealized appreciation
      (depreciation) during the period............   (2,633,398)     891,041     269,561    13,987,219   (1,863,245)   (1,079,388)
                                                    -----------   ----------    ---------  -----------  -----------   -----------
NET REALIZED AND UNREALIZED GAIN
   (LOSS) ON INVESTMENTS..........................     (857,905)   1,230,486     297,865    14,745,097   (2,500,535)   (1,093,954)
                                                    -----------   ----------    ---------  -----------  -----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM OPERATIONS......................  $  (689,369)  $1,317,490    $321,483   $14,678,692  $(2,487,216)  $(1,080,193)
                                                    ===========   ==========    ========   ===========  ===========   ===========



See Notes to Financial Statements.
(a) Commencement of Operations on May 1, 1997.
(b) Commencement of Operations on August 20, 1997.
(c) Commencement of Operations on June 4, 1999.
(d) Commencement of Operations on August 30, 1999.
+ Formerly known as Equitable Variable Life Insurance Company
  Separate Account FP.


                                     FSA-8

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

STATEMENTS OF OPERATIONS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31,

                                                   --------------------------------------------------------------------------------
                                                                                                             ALLIANCE
                                                              ALLIANCE AGGRESSIVE STOCK                 SMALL CAP GROWTH (A)
                                                   -----------------------------------------   ------------------------------------
                                                       1999          1998           1997          1999          1998         1997
                                                   ------------  ------------   ------------   ----------   -----------   ---------
INCOME AND EXPENSES:
   Investment Income (Note 2):
      Dividends from the Trust.................... $  3,163,286  $  4,461,389   $  1,311,613  $        --   $     4,062   $   4,189
   Expenses (Note 3):
      Mortality and expense risk charges..........    5,481,701     5,581,296      5,299,127      284,347       215,285      41,540
                                                   ------------  ------------   ------------  -----------   -----------   ---------
NET INVESTMENT INCOME.............................   (2,318,415)   (1,119,907)    (3,987,514)    (284,347)     (211,223)    (37,351)
                                                   ------------  ------------   ------------  -----------   -----------   ---------
REALIZED AND UNREALIZED GAIN (LOSS)
   ON INVESTMENTS (Note 2):
      Realized gain (loss) on investments.........  (27,888,194)  (39,688,312)    28,217,939    4,345,484    (7,585,521)   (609,208)
      Realized gain distribution from the Trust...   61,642,419    46,528,461     79,729,154           --            --     545,833
                                                   ------------  ------------   ------------  -----------   -----------   ---------
NET REALIZED GAIN (LOSS)..........................   33,754,225     6,840,149    107,947,093    4,345,484    (7,585,521)    (63,375)
                                                   ------------  ------------   ------------  -----------   -----------   ---------
   Unrealized appreciation (depreciation)
    on investments:
         Beginning of period......................   26,715,214    32,695,620     46,617,235    8,780,955       771,812          --
         End of period............................  158,809,890    26,715,214     32,695,620   24,076,277     8,780,955     771,812
                                                   ------------  ------------   ------------  -----------   -----------   ---------
   Change in unrealized appreciation
      (depreciation) during the period............  132,094,676    (5,980,406)   (13,921,615)  15,295,322     8,009,143     771,812
                                                   ------------  ------------   ------------  -----------   -----------   ---------
NET REALIZED AND UNREALIZED GAIN
   (LOSS) ON INVESTMENTS..........................  165,848,901       859,743     94,025,478   19,640,806       423,622     708,437
                                                   ------------  ------------   ------------  -----------   -----------   ---------
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM OPERATIONS...................... $163,530,486  $   (260,164)  $ 90,037,964  $19,356,459   $   212,399   $ 671,086
                                                   ============  ============   ============  ===========   ===========   =========


                                                    -----------------------------------------------------------
                                                      EQ/
                                                     EVER-                         MFS EMERGING
                                                    GREEN (C)                   GROWTH COMPANIES(A)
                                                    --------       --------------------------------------------
                                                      1998            1999                1998           1997
                                                    --------       -----------        -----------      --------
INCOME AND EXPENSES:
   Investment Income (Note 2):
      Dividends from the Trust....................  $   99         $        --        $       969      $ 24,358
   Expenses (Note 3):
      Mortality and expense risk charges..........      18             640,976            157,484        18,835
                                                    ------         -----------        -----------      --------
NET INVESTMENT INCOME.............................      81            (640,976)          (156,515)        5,523
                                                    ------         -----------        -----------      --------
REALIZED AND UNREALIZED GAIN (LOSS)
   ON INVESTMENTS (Note 2):
      Realized gain (loss) on investments.........      20          13,577,250          4,270,964       161,034
      Realized gain distribution from the Trust...      --           3,969,879                 --       296,998
                                                    ------         -----------        -----------      --------
NET REALIZED GAIN (LOSS)..........................      20          17,547,129          4,270,964       458,032
                                                    ------         -----------        -----------      --------
   Unrealized appreciation (depreciation)
    on investments:
         Beginning of period......................      --           6,996,177            171,320            --
         End of period............................   1,450          77,077,961          6,996,177       171,320
                                                    ------         -----------        -----------      --------
   Change in unrealized appreciation
      (depreciation) during the period............   1,450          70,081,784          6,824,857       171,320
                                                    ------         -----------        -----------      --------
NET REALIZED AND UNREALIZED GAIN
   (LOSS) ON INVESTMENTS..........................   1,470          87,628,913         11,095,821       629,352
                                                    ------         -----------        -----------      --------
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM OPERATIONS......................  $1,551         $86,987,937        $10,939,306      $634,875
                                                    ======         ===========        ===========      ========

-------------------------
See Notes to Financial Statements.
(a) Commencement of Operations on May 1, 1997.
(b) Commencement of Operations on August 20, 1997.
(c) Commencement of Operations on June 4, 1999.
(d) Commencement of Operations on August 30, 1999.
+ Formerly known as Equitable Variable Life Insurance Company
  Separate Account FP.


                                     FSA-9

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

STATEMENTS OF OPERATIONS (CONCLUDED)
FOR THE YEARS ENDED DECEMBER 31,


                                                     -----------------------------------------------------------------
                                                        EQ/
                                                      EVERGREEN                MERRILL LYNCH                BT EQUITY
                                                     FOUNDATION (C)           WORLD STRATEGY (A)            500 INDEX
                                                     --------------   --------------------------------      ----------
                                                         1999           1999         1998         1997        1999
                                                     -----------      --------     --------     -------     ----------
INCOME AND EXPENSES:
   Investment Income (Note 2):
      Dividends from the Trust....................   $        31      $ 41,786     $ 36,750     $17,124     $      102
   Expenses (Note 3):
      Mortality and expense risk charges..........             2        18,905       12,469       2,678             31
                                                     -----------      --------     --------     -------     ----------
NET INVESTMENT INCOME.............................            29        22,881       24,281      14,446             71
                                                     -----------      --------     --------     -------     ----------

REALIZED AND UNREALIZED GAIN (LOSS)
   ON INVESTMENTS (Note 2):
      Realized gain (loss) on investments.........           302       197,727       19,432      (3,626)            24
      Realized gain distribution from the Trust...            --        67,733           --      38,995             29
                                                     -----------      --------     --------     -------     ----------
NET REALIZED GAIN (LOSS)..........................           302       265,460       19,432      35,369             53
                                                     -----------      --------     --------     -------     ----------
   Unrealized appreciation (depreciation)
    on investments:
         Beginning of period......................            --       187,734      (37,926)         --             --
         End of period............................        (1,505)      853,470      187,734     (37,926)         1,051
                                                     -----------      --------     --------     -------     ----------
   Change in unrealized appreciation
      (depreciation) during the period............        (1,505)      665,736      225,660     (37,926)         1,051
                                                     -----------      --------     --------     -------     ----------
NET REALIZED AND UNREALIZED GAIN
   (LOSS) ON INVESTMENTS..........................        (1,203)      931,196      245,092      (2,557)         1,104
                                                     -----------      --------     --------     -------     ----------
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM OPERATIONS......................   $    (1,174)     $954,077     $269,373     $11,889     $    1,175
                                                     ===========      ========     ========     =======     ==========



                                                     -----------------------------------------------------------------
                                                     BT INTER-
                                                     NATIONAL                         EQ/PUTNAM     EQ/PUTNAM
                                                      EQUITY          JPM CORE        INVESTORS   INTERNATIONAL
                                                      INDEX             BOND           GROWTH        EQUITY
                                                     --------        ---------        --------      --------
                                                       1999             1999            1999          1999
                                                     --------        ---------        --------      --------
INCOME AND EXPENSES:
   Investment Income (Note 2):
      Dividends from the Trust....................   $      9        $     100        $     --      $     12
   Expenses (Note 3):
      Mortality and expense risk charges..........          1                1               5            --
                                                     --------        ---------        --------      --------
NET INVESTMENT INCOME.............................          8               99              (5)           12
                                                     --------        ---------        --------      --------
REALIZED AND UNREALIZED GAIN (LOSS)
   ON INVESTMENTS (Note 2):
      Realized gain (loss) on investments.........          0               --               1            --
      Realized gain distribution from the Trust...          9               --             223            37
                                                     --------        ---------        --------      --------
NET REALIZED GAIN (LOSS)..........................          9               --             224            37

   Unrealized appreciation (depreciation)
    on investments:
         Beginning of period......................         --               --              --            --
         End of period............................         69             (116)            736             1
                                                     --------        ---------        --------      --------
   Change in unrealized appreciation
      (depreciation) during the period............         69             (116)            736             1
                                                     --------        ---------        --------      --------
NET REALIZED AND UNREALIZED GAIN
   (LOSS) ON INVESTMENTS..........................         78             (116)            960            38
                                                     --------        ---------        --------      --------
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM OPERATIONS......................   $     86        $     (17)       $    955      $     50
                                                     ========        =========        ========      ========

------------------------
See Notes to Financial Statements.
(a) Commencement of Operations on May 1, 1997.
(b) Commencement of Operations on August 20, 1997.
(c) Commencement of Operations on June 4, 1999.
(d) Commencement of Operations on August 30, 1999.
+ Formerly known as Equitable Variable Life Insurance Company
  Separate Account FP.


                                     FSA-10

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,


                                              -------------------------------------------------------------------------------------
                                                           ALLIANCE MONEY MARKET                   ALLIANCE HIGH YIELD
                                               -----------------------------------------  -----------------------------------------
                                                   1999          1998           1997          1999          1998          1997
                                               ------------  ------------   ------------  ------------   ------------   -----------

INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income.....................  $ 12,329,959  $  9,515,464   $  8,653,507  $ 16,489,390   $ 17,442,641  $ 12,128,952
   Net realized gain (loss)..................       528,279      (153,564)      (500,365)  (15,030,554)     1,052,131     7,302,187
   Change in unrealized appreciation
      (depreciation) on investments..........      (219,635)      732,101        780,326    (7,843,498)   (29,521,690)    2,958,012
                                               ------------  ------------   ------------  ------------   ------------   -----------
   Net increase (decrease) in net assets
      from operations........................    12,638,603    10,094,001      8,933,468    (6,384,662)   (11,026,918)   22,389,151
                                               ------------  ------------   ------------  ------------   ------------   -----------
FROM POLICY-RELATED TRANSACTIONS:
   Net premiums (Note 3).....................   231,007,033   229,608,273    234,059,930    30,001,760     36,502,728    26,933,221
   Benefits and other policy-related
      transactions (Note 3)..................   (63,463,349)  (41,370,215)   (40,687,124)  (21,018,230)   (20,288,710)  (14,530,462)
   Net transfers among funds and
      guaranteed interest account............   (91,919,848) (128,607,686)  (259,049,840)  (25,281,076)     2,677,159    26,385,799
                                               ------------  ------------   ------------  ------------   ------------   -----------
   Net increase (decrease) in net assets
      from policy-related transactions.......    75,623,836    59,630,372    (65,677,034)  (16,297,546)    18,891,177    38,788,558
                                               ------------  ------------   ------------  ------------   ------------   -----------
NET INCREASE (DECREASE) IN AMOUNT
   RETAINED BY EQUITABLE LIFE IN
   SEPARATE ACCOUNT FP (Note 4)..............     1,075,796      (387,161)        46,036     2,143,697       (832,263)       40,026
                                               ------------  ------------   ------------  ------------   ------------   -----------
INCREASE (DECREASE) IN NET ASSETS ...........    89,338,235    69,337,212    (56,697,530)  (20,538,511)     7,031,996    61,217,735

NET ASSETS
   BEGINNING OF PERIOD.......................   255,090,142   185,752,930    242,450,460   170,372,993    163,340,997   102,123,262
                                               ------------  ------------   ------------  ------------   ------------   -----------
NET ASSETS
   END OF PERIOD.............................  $344,428,377  $255,090,142   $185,752,930  $149,834,482   $170,372,993  $163,340,997
                                               ============  ============   ============  ============   ============  ============


                                              -------------------------------------------------------
                                                                  ALLIANCE COMMON STOCK
                                              -------------------------------------------------------
                                                   1999                  1998                 1997
                                              --------------        --------------      -------------

INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income..................... $    1,037,574        $    1,338,974      $     (767,599)
   Net realized gain (loss)..................    719,015,346           522,943,560         218,655,522
   Change in unrealized appreciation
      (depreciation) on investments..........     13,099,046           122,078,195         272,798,112
                                              --------------        --------------      --------------
   Net increase (decrease) in net assets
      from operations........................    733,151,966           646,360,729         490,686,035
                                              --------------        --------------      --------------
FROM POLICY-RELATED TRANSACTIONS:
   Net premiums (Note 3).....................    361,261,385           322,874,015         282,279,826
   Benefits and other policy-related
      transactions (Note 3)..................   (302,304,428)         (250,079,870)       (199,662,183)
   Net transfers among funds and
      guaranteed interest account............     49,877,173            24,136,275          56,849,823
                                              --------------        --------------      --------------
   Net increase (decrease) in net assets
      from policy-related transactions.......    108,834,130            96,930,420         139,467,466
                                              --------------        --------------      --------------
NET INCREASE (DECREASE) IN AMOUNT
   RETAINED BY EQUITABLE LIFE IN
   SEPARATE ACCOUNT FP (Note 4)..............     (5,343,344)           (2,780,348)            516,970
                                              --------------        --------------      --------------

INCREASE (DECREASE) IN NET ASSETS ...........    836,642,752           740,510,801         630,670,471

NET ASSETS
   BEGINNING OF PERIOD.......................  2,943,226,440         2,202,715,639       1,572,045,168
                                              --------------        --------------      --------------
NET ASSETS
   END OF PERIOD............................. $3,779,869,192        $2,943,226,440      $2,202,715,639
                                              ==============        ==============      ==============

-------------------------
See Notes to Financial Statements.
+ Formerly known as Equitable Variable Life Insurance Company
  Separate Account FP.


                                     FSA-11

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31,


                                                  ----------------------------------------------------------------------------------
                                                                                CAPITAL
                                                   EQ/ALLIANCE    CAPITAL      GUARDIAN
                                                      PREMIER     GUARDIAN       U.S.                  MERRILL LYNCH
                                                    GROWTH (C)   RESEARCH (D)  EQUITY (D)          BASIC VALUE EQUITY (A)
                                                  ------------   ---------    ---------   ------------------------------------
                                                     1999          1999         1999       1999          1998        1997
                                                  ------------   ---------    ---------   ------------ ------------ ----------

INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income......................    $   (33,190)   $     71     $    781    $   314,801  $   126,014  $   26,461
   Net realized gain (loss)...................        190,495       2,837        1,959      2,389,365      874,115      40,394
   Change in unrealized appreciation
      (depreciation) on investments...........      5,068,707      11,093       17,325      1,362,581     (226,962)    135,003
                                                  -----------    --------     --------    -----------  -----------  ----------
   Net increase (decrease) in net assets
      from operations.........................      5,226,012      14,001       20,065      4,066,747      773,167     201,858
                                                  -----------    --------     --------    -----------  -----------  ----------
FROM POLICY-RELATED TRANSACTIONS:
   Net premiums (Note 3)......................      6,362,938      63,883      115,934     10,931,366    6,388,355   1,097,822
   Benefits and other policy-related
      transactions (Note 3)...................     (1,028,342)       (503)     (15,128)    (3,171,744)  (1,430,414)   (135,034)
   Net transfers among funds and
      guaranteed interest account.............     40,652,847     115,765      390,588      7,845,599    8,794,685   4,661,128
                                                  -----------    --------     --------    -----------  -----------  ----------

   Net increase (decrease) in net assets
      from policy-related transactions........     45,987,443     179,145      491,394     15,605,221   13,752,626   5,623,916
                                                  -----------   ---------     --------   ------------ ------------ -----------
NET INCREASE (DECREASE) IN AMOUNT
   RETAINED BY EQUITABLE LIFE IN
   SEPARATE ACCOUNT FP (Note 4)...............          3,902         209          378        (43,053)  (1,392,853)  1,202,680
                                                  -----------   ---------     --------    -----------  -----------  ----------

INCREASE (DECREASE) IN NET ASSETS.............     51,217,357     193,355      511,837     19,628,915   13,132,940   7,028,454
NET ASSETS
   BEGINNING OF PERIOD........................             --          --           --     20,161,394    7,028,454          --
                                                  -----------   ---------     --------    -----------  -----------  ----------
NET ASSETS
   END OF PERIOD..............................    $51,217,357    $193,355     $511,837    $39,790,309  $20,161,394  $7,028,454
                                                  ===========    ========     ========    ===========  ===========  ==========



                                                  ---------------------------------------------------------
                                                     MFS
                                                   GROWTH
                                                     AND
                                                  INCOME (C)                  MFS RESEARCH (A)
                                                  ----------    -----------------------------------------


                                                     1998          1999           1998             1997
                                                  ----------    ----------     ------------      ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income......................    $    837     $  (155,808)     $   (14,907)     $    7,315
   Net realized gain (loss)...................        (227)      2,081,454          494,412          88,145
   Change in unrealized appreciation
      (depreciation) on investments...........      20,637       6,720,924        3,063,681         249,382
                                                  --------     -----------      -----------      ----------
   Net increase (decrease) in net assets
      from operations.........................      21,247       8,646,570        3,543,186         344,842
                                                  --------     -----------      -----------      ----------
FROM POLICY-RELATED TRANSACTIONS:
   Net premiums (Note 3)......................      44,806      12,506,780        6,795,257       1,177,137
   Benefits and other policy-related
      transactions (Note 3)...................      (6,607)     (4,808,292)      (1,705,211)       (162,042)
   Net transfers among funds and
      guaranteed interest account.............     326,238       4,280,012       12,108,388       6,389,251
                                                  --------     -----------      -----------      ----------

   Net increase (decrease) in net assets
      from policy-related transactions........     364,437      11,978,500       17,198,434       7,404,346
                                                  --------     -----------      -----------      ----------
NET INCREASE (DECREASE) IN AMOUNT
   RETAINED BY EQUITABLE LIFE IN
   SEPARATE ACCOUNT FP (Note 4)...............      30,030          (9,698)     (2,472,499)       2,003,671
                                                  --------     -----------      -----------      ----------

INCREASE (DECREASE) IN NET ASSETS.............     415,714      20,615,372       18,269,121       9,752,859
NET ASSETS
   BEGINNING OF PERIOD........................          --      28,021,980        9,752,859              --
                                                  --------     -----------      -----------      ----------
NET ASSETS
   END OF PERIOD..............................    $415,714     $48,637,352      $28,021,980      $9,752,859
                                                  ========     ===========      ===========      ==========

-------------------------
See Notes to Financial Statements.
(a) Commencement of Operations on May 1, 1997.
(b) Commencement of Operations on August 20, 1997.
(c) Commencement of Operations on June 4, 1999.
(d) Commencement of Operations on August 30, 1999.
+ Formerly known as Equitable Variable Life Insurance Company
  Separate Account FP.


                                     FSA-12

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31,


                                           ---------------------------------------------------------------------------------------
                                                        EQ/PUTNAM                                     MORGAN STANLEY
                                                  GROWTH & INCOME VALUE (A)                      EMERGING MARKETS EQUITY (B)
                                           ----------------------------------------      -----------------------------------------

                                               1999           1998           1997            1999          1998            1997
                                           -----------     -----------    ---------      -----------   -----------     -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income.................. $   168,536     $    87,004    $   23,618     $   (66,405)  $    13,319     $    13,761
   Net realized gain (loss)...............   1,775,493         339,445        28,304         757,878      (637,290)        (14,566)
   Change in unrealized appreciation
      (depreciation) on investments.......  (2,633,398)        891,041       269,561      13,987,219    (1,863,245)     (1,079,388)
                                           -----------     -----------    ----------     -----------   -----------     -----------
   Net increase (decrease) in net assets
      from operations.....................    (689,369)      1,317,490       321,483      14,678,692    (2,487,216)     (1,080,193)
                                           -----------     -----------    ----------     -----------   -----------     -----------
FROM POLICY-RELATED TRANSACTIONS:
   Net premiums (Note 3)..................   7,146,178       5,099,897     1,149,748       4,138,455     2,442,975         323,739
   Benefits and other policy-related
      transactions (Note 3)...............  (2,808,209)     (1,485,166)     (154,351)     (1,720,293)     (488,932)         (7,501)
   Net transfers among funds and
      guaranteed interest account.........   1,469,187       6,086,532     4,539,465      16,198,446     4,158,460       2,483,527
                                           -----------     -----------    ----------     -----------   -----------     -----------
   Net increase (decrease) in net assets
      from policy-related transactions....   5,807,156       9,701,263     5,534,862      18,616,608     6,112,503       2,799,765
                                           -----------     -----------    ----------     -----------   -----------     -----------
NET INCREASE (DECREASE) IN AMOUNT
   RETAINED BY EQUITABLE LIFE IN
   SEPARATE ACCOUNT FP (Note 4)...........     (67,263)     (1,334,566)    1,202,723      (1,953,290)        2,496       4,001,184
                                           -----------     -----------    ----------     -----------   -----------     -----------

INCREASE (DECREASE) IN NET ASSETS.........   5,050,524       9,684,187     7,059,068      31,342,010     3,627,783       5,720,756
NET ASSETS
   BEGINNING OF PERIOD....................  16,743,255       7,059,068            --       9,348,539     5,720,756              --
                                           -----------     -----------    ----------     -----------   -----------     -----------
NET ASSETS
   END OF PERIOD.......................... $21,793,779     $16,743,255    $7,059,068     $40,690,549   $ 9,348,539     $ 5,720,756
                                           ===========     ===========    ==========     ===========   ===========     ===========

-------------------------
See Notes to Financial Statements.
(a) Commencement of Operations on May 1, 1997.
(b) Commencement of Operations on August 20, 1997.
(c) Commencement of Operations on June 4, 1999.
(d) Commencement of Operations on August 30, 1999.
+ Formerly known as Equitable Variable Life Insurance Company
  Separate Account FP.


                                     FSA-13

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31,


                                            --------------------------------------------------------------------------------------
                                                    ALLIANCE AGGRESSIVE STOCK                    ALLIANCE SMALL CAP GROWTH (A)
                                            ---------------------------------------------   --------------------------------------

                                                 1999           1998            1997           1999         1998           1997
                                            --------------  -------------   -------------   -----------  -----------   ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income..................  $   (2,318,415) $  (1,119,907)  $  (3,987,514)  $  (284,347) $  (211,223)  $   (37,351)
   Net realized gain (loss)...............      33,754,225      6,840,149     107,947,093     4,345,484   (7,585,521)      (63,375)
   Change in unrealized appreciation
      (depreciation) on investments.......     132,094,676     (5,980,406)    (13,921,615)   15,295,322    8,009,143       771,812
                                            --------------  -------------   -------------   -----------  -----------   -----------
   Net increase (decrease) in net assets
      from operations.....................     163,530,486       (260,164)     90,037,964    19,356,459      212,399       671,086
                                            --------------  -------------   -------------   -----------  -----------   -----------
FROM POLICY-RELATED TRANSACTIONS:
   Net premiums (Note 3)..................     145,241,493    172,792,283     179,662,167    16,092,219   14,863,783     2,947,848
   Benefits and other policy-related
      transactions (Note 3)...............    (117,102,087)  (115,442,947)   (107,529,554)   (5,542,747)  (3,897,615)     (599,875)
   Net transfers among funds and
      guaranteed interest account.........    (113,016,006)   (43,660,488)      1,712,877    (8,085,585)  15,043,596    19,670,856
                                            --------------  -------------   -------------   -----------  -----------   -----------
   Net increase (decrease) in net assets
      from policy-related transactions....     (84,876,600)    13,688,848      73,845,490     2,463,887   26,009,764    22,018,829
                                            --------------  -------------   -------------   -----------  -----------   -----------
NET INCREASE (DECREASE) IN AMOUNT
   RETAINED BY EQUITABLE LIFE IN
   SEPARATE ACCOUNT FP (Note 4)...........       2,197,124       (541,559)        223,792       (99,856)  (1,460,161)    1,208,014
                                            --------------  -------------   -------------   -----------  -----------   -----------
INCREASE (DECREASE) IN NET ASSETS.........      80,851,010     12,887,125     164,107,246    21,720,490   24,762,002    23,897,929
NET ASSETS
   BEGINNING OF PERIOD....................     971,194,053    958,306,928     794,199,683    48,659,931   23,897,929            --
                                            --------------  -------------   -------------   -----------  -----------   -----------
 NET ASSETS
   END OF PERIOD..........................  $1,052,045,063  $ 971,194,053   $ 958,306,929   $70,380,421  $48,659,931   $23,897,929
                                            ==============  =============   =============   ===========  ===========   ===========

-------------------------
See Notes to Financial Statements.
(a) Commencement of Operations on May 1, 1997.
(b) Commencement of Operations on August 20, 1997.
(c) Commencement of Operations on June 4, 1999.
(d) Commencement of Operations on August 30, 1999.
+ Formerly known as Equitable Variable Life Insurance Company
  Separate Account FP.



                                     FSA-14

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31,



                                                      --------------------------------------------------------------
                                                         EQ/                          MFS EMERGING
                                                      EVERGREEN (C)                 GROWTH COMPANIES (A)
                                                      -------------    ---------------------------------------------

                                                         1999              1999              1998             1997
                                                      -------------    ------------      -----------      -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income..........................    $      81        $   (640,976)     $  (156,515)     $     5,523
   Net realized gain (loss).......................           20          17,547,129        4,270,964          458,032
   Change in unrealized appreciation
      (depreciation) on investments...............        1,450          70,081,784        6,824,857          171,320
                                                      ---------        ------------      -----------      -----------
   Net increase (decrease) in net assets
      from operations.............................        1,551          86,987,937       10,939,306          634,875
                                                      ---------        ------------      -----------      -----------
FROM POLICY-RELATED TRANSACTIONS:
   Net premiums (Note 3)..........................        6,341          32,825,036       11,533,783        1,598,358
   Benefits and other policy-related
      transactions (Note 3).......................         (434)        (13,737,378)      (2,705,605)        (294,924)
   Net transfers among funds and
      guaranteed interest account.................       21,204          76,182,753       25,975,152        8,886,415
                                                      ---------        ------------      -----------      -----------
   Net increase (decrease) in net assets
      from policy-related transactions............       27,111          95,270,411       34,803,330       10,189,849
                                                      ---------        ------------      -----------      -----------
NET INCREASE (DECREASE) IN AMOUNT
   RETAINED BY EQUITABLE LIFE IN
   SEPARATE ACCOUNT FP (Note 4)...................           18             (72,131)      (2,575,513)       2,004,977
                                                      ---------        ------------      -----------      -----------

INCREASE (DECREASE) IN NET ASSETS.................       28,680         182,186,217       43,167,123       12,829,701
NET ASSETS
   BEGINNING OF PERIOD............................           --          55,996,824       12,829,701               --
                                                      ---------        ------------      -----------      -----------
NET ASSETS
   END OF PERIOD..................................    $  28,680        $238,183,041      $55,996,824      $12,829,701
                                                      =========        ============      ===========      ===========


                                                      ----------------------------------------------------------
                                                                 EQ/
                                                             EVERGREEN                       MERRILL LYNCH
                                                            FOUNDATION(C)                  WORLD STRATEGY (A)
                                                      -------------------------       --------------------------
                                                         1999           1999             1998            1997
                                                      ---------      ----------       ----------      ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income..........................    $      29      $   22,881       $   24,281      $   14,446
   Net realized gain (loss).......................          302         265,460           19,432          35,369
   Change in unrealized appreciation
      (depreciation) on investments...............       (1,505)        665,736          225,660         (37,926)
                                                      ---------      ----------       ----------      ----------
   Net increase (decrease) in net assets
      from operations.............................       (1,174)        954,077          269,373          11,889
                                                      ---------      ----------       ----------      ----------
FROM POLICY-RELATED TRANSACTIONS:
   Net premiums (Note 3)..........................           93       1,304,821        1,050,984         334,133
   Benefits and other policy-related
      transactions (Note 3).......................          (53)       (511,416)        (294,100)        (41,646)
   Net transfers among funds and
      guaranteed interest account.................        2,377        (504,202)       1,271,852       1,374,499
                                                      ---------      ----------       ----------      ----------
   Net increase (decrease) in net assets
      from policy-related transactions............        2,417         289,203        2,028,736       1,666,986
                                                      ---------      ----------       ----------      ----------
NET INCREASE (DECREASE) IN AMOUNT
   RETAINED BY EQUITABLE LIFE IN
   SEPARATE ACCOUNT FP (Note 4)...................        1,605        (999,768)        (849,043)      2,000,771
                                                      ---------      ----------       ----------      ----------

INCREASE (DECREASE) IN NET ASSETS.................        2,848         243,512        1,449,066       3,679,646
NET ASSETS
   BEGINNING OF PERIOD............................           --       5,128,712        3,679,646              --
                                                      ---------      ----------       ----------      ----------
NET ASSETS
   END OF PERIOD..................................    $   2,848      $5,372,224       $5,128,712      $3,679,646
                                                      =========      ==========       ==========      ==========

-------------------------
See Notes to Financial Statements.
(a) Commencement of Operations on May 1, 1997.
(b) Commencement of Operations on August 20, 1997.
(c) Commencement of Operations on June 4, 1999.
(d) Commencement of Operations on August 30, 1999.
+ Formerly known as Equitable Variable Life Insurance Company
  Separate Account FP.


                                     FSA-15

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

STATEMENTS OF CHANGES IN NET ASSETS (CONCLUDED)
FOR THE YEARS ENDED DECEMBER 31,


                                                      -------------------------------------------------------------------
                                                                                                                EQ/PUTNAM
                                                                         BT                       EQ/PUTNAM       INTER-
                                                      BT EQUITY     INTERNATIONAL   JPM CORE      INVESTORS     NATIONAL
                                                      500 INDEX     EQUITY INDEX      BOND          GROWTH       EQUITY
                                                      ---------    --------------  ----------     ---------     --------

                                                        1999           1999            1999          1999        1999
                                                      ---------    --------------  ----------     ---------     --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income........................      $     71     $         8     $       99     $      (5)     $     12
   Net realized gain (loss).....................            53               9              0           224            37
   Change in unrealized appreciation
      (depreciation) on investments.............         1,051              69           (116)          736             1
                                                      --------     -----------     ----------     ---------      --------
   Net increase (decrease) in net assets
      from operations...........................         1,175              86            (17)          955            50
                                                      --------     -----------     ----------     ---------      --------
FROM POLICY-RELATED TRANSACTIONS:
   Net premiums (Note 3)........................         9,476              --             --        10,348           666
   Benefits and other policy-related
      transactions (Note 3).....................        (1,279)             (8)           (70)          (96)           --
   Net transfers among funds and
      guaranteed interest account...............         9,316           1,182          2,277           199            --
                                                      --------     -----------     ----------     ---------      --------
   Net increase (decrease) in net assets
      from policy related-transactions..........        17,513           1,174          2,207        10,451          666
                                                      --------     -----------     ----------     ---------      --------
NET INCREASE (DECREASE) IN AMOUNT
   RETAINED BY EQUITABLE LIFE
   IN SEPARATE ACCOUNT FP (Note 4)..............            11              --              2             5            --
                                                      --------     -----------     ----------     ---------      --------
INCREASE (DECREASE) IN NET ASSETS...............        18,699           1,260          2,192        11,411           716
NET ASSETS
   BEGINNING OF PERIOD..........................            --              --             --            --            --
                                                      --------     -----------     ----------     ---------      --------
NET ASSETS
   END OF PERIOD................................      $ 18,699     $     1,260     $    2,192     $  11,411      $    716
                                                      ========     ===========     ==========     =========      ========

-------------------------
See Notes to Financial Statements.
(a) Commencement of Operations on May 1, 1997.
(b) Commencement of Operations on August 20, 1997.
(c) Commencement of Operations on June 4, 1999.
(d) Commencement of Operations on August 30, 1999.
+ Formerly known as Equitable Variable Life Insurance Company
  Separate Account FP.


                                     FSA-16

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999

1.   General

     Equitable Life Separate Account FP (the "Account") is organized as a unit investment trust, a type of investment company, and is registered with the Securities and Exchange Commission under the Investment Company Act of 1940. EQ Advisors Trust ("EQAT" or "Trust") commenced operations on May 1, 1997. EQAT is an open-ended diversified management investment company that sells shares to separate accounts of insurance companies. Each portfolio has separate investment objectives.

     For periods prior to October 18, 1999, the Alliance portfolios (other than EQ/Alliance Premier Growth) were part of The Hudson River Trust ("HRT"). On October 18, 1999, a Substitution of new portfolios of EQAT for the portfolios of HRT was performed. At that time assets of each of the HRT portfolios were transferred to the corresponding new portfolios of EQAT. Class IA shares and Class IB shares of the HRT became Class IA shares and Class IB shares of EQAT.

     Prior to the Substitution, Alliance Capital Management L.P., an indirect, majority-owned subsidiary of Equitable Life, was investment adviser for all HRT portfolios. Post substitution, Alliance continues as investment adviser for the Alliance portfolios (including EQ/Alliance Premier Growth).

     Effective September 1999, Equitable Life serves as investment manager of EQAT. As such, Equitable Life oversees the activities of the investment advisers with respect to EQAT and is responsible for retaining or discontinuing the services of those advisers. Prior to September 1999, AXA Advisors, LLC (formerly EQ Financial Consultants, Inc.), a subsidiary of Equitable Life, served as investment manager to EQAT.

     AXA Advisors, LLC, and Equitable Distributors, Inc., earn fees from EQAT under distribution agreements held with the Trust. Equitable Life also earns fees under an investment management agreement with EQAT. Alliance earns fees under an investment advisory agreement with Equitable Life.

     The Account consists of thirty-five variable investment options of which twenty-two are reported herein:

        o Alliance Money Market
        o Alliance High Yield
        o Alliance Common Stock
        o EQ/Alliance Premier Growth
        o Capital Guardian Research
        o Capital Guardian U.S. Equity
        o Merrill Lynch Basic Value Equity
        o MFS Growth with Income
        o MFS Research
        o EQ/Putnam Growth & Income Value
        o Morgan Stanley Emerging Markets Equity
        o Alliance Aggressive Stock
        o Alliance Small Cap Growth
        o EQ/Evergreen
        o MFS Emerging Growth Companies
        o EQ/Evergreen Foundation
        o Merrill Lynch World Strategy
        o BT Equity 500 Index
        o BT International Equity Index
        o JPM Core Bond
        o EQ/Putnam Investors Growth
        o EQ/Putnam International Equity



+ Formerly known as Equitable Variable Life Insurance Company
  Separate Account FP.


                                     FSA-17

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 1999

1.   General (Continued)

     The assets in each fund are invested in Class IA shares or Class IB shares of a corresponding mutual fund portfolio ("Portfolio") of EQAT. Class IA and IB shares are offered by EQAT at net asset value. Both classes of shares are subject to fees for investment management and advisory services and other Trust expenses. Class IA shares are not subject to distribution fees imposed pursuant to a distribution plan. Class IB shares are subject to distribution fees imposed under a distribution plan (herein the "Rule 12b-1 Plans") adopted in 1997 pursuant to Rule 12b-1 under the 1940 Act, as amended. The Rule 12b-1 Plans provide that EQAT, on behalf of each Fund, may charge annually up to 0.25% of the average daily net assets of a Fund attributable to its Class IB shares in respect of activities primarily intended to result in the sale of the Class IB shares. These fees are reflected in the net asset value of the shares.

     The Account supports the operations of various Equitable life insurance products. These products are sold through both Equitable's Agent Distribution Channel and Equitable's Independent Broker Dealer Distribution Channel. These financial statement footnotes discuss the products, charges and investment return applicable to those life insurance products (Incentive Life, Incentive Life Plus, Survivorship Incentive Life and Survivorship 2000) which are sold through Equitable's Independent Broker Dealer Distribution Channel.

     All Policies are issued by Equitable Life. The assets of the Account are the property of Equitable Life. However, the portion of the Account's assets attributable to the Policies will not be chargeable with liabilities arising out of any other business Equitable Life may conduct.

     Receivable/payable for policy-related transactions represent amount due to/from General Account predominately related to premiums, surrenders and death benefits.

     Policyowners may allocate amounts in their individual accounts to the variable investment options and/or (except for SP-Flex policies) to the guaranteed interest account of Equitable Life's General Account. Net transfers to (from) the guaranteed interest account of the General Account and other Separate Accounts of $(140,321,294), $56,300,263, and $165,714,430 for the years ended 1999, 1998 and 1997, respectively, are included in Net Transfers among variable investment options. The net assets of any variable investment option may not be less than the aggregate of the policyowners' accounts allocated to that variable investment option. Additional assets are set aside in Equitable Life's General Account to provide for (1) the unearned portion of the monthly charges for mortality costs, and (2) other policy benefits, as required under the state insurance law.

2.   Significant Accounting Policies

     The accompanying financial statements are prepared in conformity with generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Investments are made in shares of EQAT and are valued at the net asset values per share of the respective Portfolios. The net asset value is determined by EQAT using the market or fair value of the underlying assets of the Portfolio less liabilities.

     Investment transactions are recorded on the trade date. Dividend and capital gains are declared and distributed by the Trust at the end of each year and are automatically reinvested on the ex-dividend date. Realized gains and losses include (1) gains and losses on redemptions of EQAT shares (determined on the identified cost basis) and (2) Trust distributions representing the net realized gains on Trust investment transactions.

     The operations of the Account are included in the consolidated federal income tax return of Equitable Life. Under the provisions of the Policies, Equitable Life has the right to charge the Account for federal income tax attributable to the Account. No charge is currently being made against the Account for such tax since, under current tax law, Equitable Life pays no tax on investment income and capital gains reflected in variable life insurance policy reserves. However, Equitable Life retains the right to charge for any federal income tax incurred which is attributable to the Account if the law is changed. Charges for state and local taxes, if any, attributable to the Account also may be made.

     Under the Policies, Equitable Life assumes mortality and expense risks and, to cover these risks, charges the daily net assets of the Account. These charges apply to all products supported by the Account. The products sold through Equitable's Independent Broker Dealer Distribution Channel have charges currently for Incentive Life, Incentive Life Plus and Survivorship Incentive Life of .60% , and for Survivorship 2000 of .90%. The products sold through Equitable Life's Agent Distribution Channel have charges ranging from 0.60% to 1.80% depending on the features of those products.


+ Formerly known as Equitable Variable Life Insurance Company
  Separate Account FP.

                                     FSA-18

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 1999

3.   Asset Charges

     Under the Policies, Equitable Life assumes mortality and expense risks and, to cover these risks, charges the daily net assets of the Account currently at annual rates of:

                                         Mortality and
                                            Expense         Mortality     Administrative       Total
                                        ----------------   -----------   ----------------     --------
            Incentive Life,
            Incentive Life 2000,
            Incentive Life Plus
            Second Series,
            Champion 2000 (a)                 .60%             --               --               .60%
            IL Plus Original
            Series, IL COLI (b)               .85%             --               --               .85%
            Survivorship Incentive
            Life (a)                          .60%             --               --               .60%
            Survivorship 2000 (a)             .90%             --               --               .90%
            IL Protector (a)                  .80%             --               --               .80%
            SP Flex (a)                       .85%            .60%             .35%             1.80%

      -----------------------------
     (a)   Charged to daily net assets of the Account.
     (b) Charged to Policy Account and is included in Benefits and other policy-related transactions in the Statement of Changes in Net Assets.

     Before amounts are remitted to the Account for Incentive Life, Incentive Life Plus, IL COLI, Survivorship Incentive Life and the Series 2000 Policies, Equitable Life deducts a charge for taxes and either an initial policy fee (Incentive Life) or a premium sales charge (Incentive Life Plus, Survivorship Incentive Life, Incentive Life Sales 1999 and after, and Series 2000 Policies) from premiums. Under SP-Flex, the entire initial premium is allocated to the Account. Before any additional premiums under SP-Flex are allocated to the Account, however, an administrative charge is deducted.

     The amounts attributable to Incentive Life, Incentive Life Plus, IL Protector, IL COLI, and the Series 2000 policyowners' accounts are assessed monthly by Equitable Life for mortality and administrative charges. These charges are withdrawn from the Accounts along with amounts for additional benefits. Under the Policies, amounts for certain policy-related transactions (such as policy loans and surrenders) are transferred out of the Separate Account.

     Included in the Withdrawals and Administrative Charges line of the Statement of Changes in Net Assets are certain administrative charges which are deducted from the policyowners account value.

4.   Amounts Retained by Equitable Life in Separate Account FP

     The amount retained by Equitable Life (surplus) in the Account arises principally from (1) contributions from Equitable Life, (2) mortality and expense charges and administrative charges accumulated in the account, and
     (3) that portion, determined ratably, of the Account's investment results applicable to those assets in the Account in excess of the net assets for the Policies. Amounts retained by Equitable Life are not subject to charges for mortality and expense charges and administrative charges.

     Amounts retained by Equitable Life in the Account may be transferred at any time by Equitable Life to its General Account.

     The following table shows the surplus contributions (withdrawals) by Equitable Life by investment fund:


                                                                             YEARS ENDED DECEMBER 31,
                                                              ------------------------------------------------
     VARIABLE INVESTMENT OPTIONS                                   1999             1998              1997
     ---------------------------                                   ----             ----              ----
        Alliance Money Market                                   $  (531,900)     $(1,591,380)          --
        Alliance High Yield                                       1,254,634       (1,839,368)          --



        + Formerly known as Equitable Variable Life Insurance Company
          Separate Account FP.


                                     FSA-19

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+


NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 1999


4.   Amounts Retained by Equitable Life in Separate Account FP (Continued)

                                                                                     YEARS ENDED DECEMBER 31,
                                                                   -------------------------------------------------------
     VARIABLE INVESTMENT OPTIONS                                          1999               1998               1997
     ---------------------------                                          ----               ----               ----
         Alliance Common Stock                                        $(24,309,506)      $(17,381,053)       $       --
         EQ/Alliance Premier Growth                                        (60,529)                --                --
         Capital Guardian Research                                              --                 --                --
         Capital Guardian U.S. Equity                                           --                 --                --
         Merrill Lynch Basic Value Equity                                 (196,510)        (1,459,281)        1,200,000
         MFS Growth with Income                                             29,599                 --                --
         MFS Research                                                     (218,336)        (2,558,541)        2,000,000
         EQ/Putnam Growth & Income Value                                  (177,637)        (1,391,562)        1,200,000
         Morgan Stanley Emerging Markets Equity                         (2,019,694)           (21,425)        4,000,000
         Alliance Aggressive Stock                                      (3,284,577)        (6,122,856)               --
         Alliance Small Cap Growth                                        (384,204)        (1,675,446)        1,200,000
         EQ/Evergreen                                                           --                 --                --
         MFS Emerging Growth Companies                                    (713,109)        (2,732,997)        2,000,000

     ASSET ALLOCATION OPTIONS
     ------------------------
         EQ/Evergreen Foundation                                                --                 --                --
         Merrill Lynch World Strategy                                   (1,018,674)          (861,511)        2,000,000
         BT Equity 500 Index                                                   (21)                --                --
         BT International Equity Index                                          --                 --                --
         JPM Core Bond                                                          --                 --                --
         EQ/Putnam Investors Growth                                             --                 --                --
         EQ/Putnam International Equity                                         --                 --                --


5.   Distribution and Servicing Agreements

     Equitable Life has entered into Distribution and Servicing Agreements with AXA Advisors, LLC, an affiliate of Equitable Life, and EDI, whereby registered representatives of AXA Advisors, LLC, authorized as variable life insurance agents under applicable state insurance laws, sell the Policies. The registered representatives are compensated on a commission basis by Equitable Life.

6.   Investment Returns

     The tables on the following pages show the gross and net investment returns with respect to the variable investment options for the periods shown. The net return for each variable investment option is based upon beginning and ending net unit value for a policy and is not based on the average net assets in the variable investment option during such period. Gross return is equal to the total return earned by the underlying EQAT investment which is after deduction of EQAT expense.

     The Separate Account rates of return attributable to Incentive Life, Survivorship Incentive Life and Incentive Life Plus policyowners are different than those attributable to Survivorship 2000 policyowners because asset charges are deducted at different rates under each policy (see Note 3).


+ Formerly known as Equitable Variable Life Insurance Company
  Separate Account FP.


                                     FSA-20

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 1999

RATES OF RETURN:
INCENTIVE LIFE PLUS, INCENTIVE LIFE,
-----------------------------------
SURVIVORSHIP INCENTIVE LIFE*
----------------------------

                                     YEAR ENDED
                                     DECEMBER 31,
                                  -----------------
ALLIANCE MONEY MARKET                   1999
---------------------                   ----
Gross return.....................       4.71%
Net return.......................       4.10%

                                     YEAR ENDED
                                     DECEMBER 31,
                                  -----------------
ALLIANCE HIGH YIELD                     1999
-------------------                     ----
Gross return.....................      (3.58)%
Net return.......................      (4.16)%

                                     YEAR ENDED
                                     DECEMBER 31,
                                  -----------------
ALLIANCE COMMON STOCK                   1999
----------------------                  ----
Gross return.....................      24.88%
Net return.......................      24.13%

                                     JUNE 4 (C) TO
                                     DECEMBER 31,
                                  -----------------
EQ/ALLIANCE PREMIER GROWTH              1999
--------------------------              ----
Gross return.....................      18.97%
Net return.......................      18.52%

                                    AUGUST 30 (C) TO
                                      DECEMBER 31,
                                  -----------------
CAPITAL GUARDIAN RESEARCH               1999
-------------------------               ----
Gross return.....................       7.10%
Net return.......................       6.67%

                                    AUGUST 30 (C) TO
                                      DECEMBER 31,
                                  -----------------
CAPITAL GUARDIAN U.S. EQUITY            1999
----------------------------            ----

Gross return.....................       3.76%
Net return.......................       3.32%

                                     YEAR ENDED
                                     DECEMBER 31,
                                  -----------------
MERRILL LYNCH BASIC VALUE EQUITY        1999
--------------------------------        ----
Gross return.....................      19.00%
Net return.......................      18.23%


-------------------
 +  Formerly known as Equitable Variable Life Insurance Company
    Separate Account FP.
 * Sales of Incentive Life 2000 and Champion 2000 commenced on March 2, 1992. Sales of Incentive Life Plus Second Series commenced on September 15, 1995.
(a) Date as of which net premiums under the policies were first allocated to the Fund. The gross return and the net return for the periods indicated are not annualized rates of return.
(b) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return reflect performance on an annualized basis. The net return reflects performance for the periods indicated.
(c) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return reflects performance from the Portfolio's commencement date of April 30, 1999 and are not annualized rates of return. The net return reflects performance for the periods indicated.


                                     FSA-21

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 1999

RATES OF RETURN:
INCENTIVE LIFE PLUS, INCENTIVE LIFE,
------------------------------------
SURVIVORSHIP INCENTIVE LIFE*
----------------------------

                                          YEAR ENDED
                                          DECEMBER 31,
                                         -------------
MFS GROWTH WITH INCOME                       1999
----------------------                       ----
Gross return.........................        8.76%
Net return...........................        8.06%

                                          YEAR ENDED
                                          DECEMBER 31,
                                         --------------
MFS RESEARCH                                 1999
------------                                 ----
Gross return.........................       23.12%
Net return...........................       22.38%

                                          YEAR ENDED
                                          DECEMBER 31,
                                         --------------
EQ/PUTNAM GROWTH & INCOME VALUE              1999
-------------------------------              ----
Gross return.........................       (1.27)%
Net return...........................       (1.95)%

                                          YEAR ENDED
                                          DECEMBER 31,
                                         --------------
MORGAN STANLEY EMERGING MARKETS EQUITY       1999
--------------------------------------       ----
Gross return.........................       95.82%
Net return...........................       94.57%

                                          YEAR ENDED
                                          DECEMBER 31,
                                         --------------
ALLIANCE AGGRESSIVE STOCK                    1999
-------------------------                    ----
Gross return.........................       18.55%
Net return...........................       17.83%

                                          YEAR ENDED
                                          DECEMBER 31,
                                         --------------
ALLIANCE SMALL CAP GROWTH                    1999
-------------------------                    ----
Gross return.........................       27.46%
Net return...........................       26.86%

                                          YEAR ENDED
                                          DECEMBER 31,
                                         --------------
EQ/EVERGREEN                                 1999
------------                                 ----
Gross return.........................        9.70%
Net return...........................        9.06%

                                          YEAR ENDED
                                          DECEMBER 31,
                                         ---------------
MFS EMERGING GROWTH COMPANIES                1999
--------------------------------             ----
Gross return.........................       73.62%
Net return...........................       72.63%


-------------------
 +  Formerly known as Equitable Variable Life Insurance Company
    Separate Account FP.
 * Sales of Incentive Life 2000 and Champion 2000 commenced on March 2, 1992. Sales of Incentive Life Plus Second Series commenced on September 15, 1995.
(a) Date as of which net premiums under the policies were first allocated to the Fund. The gross return and the net return for the periods indicated are not annualized rates of return.
(b) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return reflect performance on an annualized basis. The net return reflects performance for the periods indicated.
(c) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return reflects performance from the Portfolio's commencement date of April 30, 1999 and are not annualized rates of return. The net return reflects performance for the periods indicated.


                                     FSA-22

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 1999

RATES OF RETURN:
INCENTIVE LIFE PLUS, INCENTIVE LIFE,
------------------------------------
SURVIVORSHIP INCENTIVE LIFE*
----------------------------

                                     YEAR ENDED
                                     DECEMBER 31,
                                  -----------------
EQ/EVERGREEN FOUNDATION                 1999
-----------------------                 ----
Gross return.....................       7.38%
Net return.......................       6.72%

                                     YEAR ENDED
                                     DECEMBER 31,
                                  -----------------
MERRILL LYNCH WORLD STRATEGY            1999
----------------------------            ----
Gross return.....................      21.35%
Net return.......................      20.62%

                                     YEAR ENDED
                                     DECEMBER 31,
                                  -----------------
BT EQUITY 500 INDEX                     1999
-------------------                     ----
Gross return.....................      20.30%
Net return.......................      19.58%

                                     YEAR ENDED
                                     DECEMBER 31,
                                  -----------------
BT INTERNATIONAL EQUITY INDEX           1999
-----------------------------           ----
Gross return.....................      27.50%
Net return.......................      26.70%

                                     YEAR ENDED
                                     DECEMBER 31,
                                  -----------------
JPM CORE BOND                           1999
---------------                         ----
Gross return.....................      (1.64)%
Net return.......................      (2.19)%

                                     YEAR ENDED
                                     DECEMBER 31,
                                  -----------------
EQ/PUTNAM INVESTORS GROWTH              1999
--------------------------              ----
Gross return.....................      30.24%
Net return.......................      29.48%

                                     YEAR ENDED
                                     DECEMBER 31,
                                  -----------------
EQ/PUTNAM INTERNATIONAL EQUITY          1999
------------------------------          ----
Gross return.....................      60.24%
Net return.......................      59.29%


-------------------
 +  Formerly known as Equitable Variable Life Insurance Company
    Separate Account FP.
 * Sales of Incentive Life 2000 and Champion 2000 commenced on March 2, 1992. Sales of Incentive Life Plus Second Series commenced on September 15, 1995.
(a) Date as of which net premiums under the policies were first allocated to the Fund. The gross return and the net return for the periods indicated are not annualized rates of return.
(b) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return reflect performance on an annualized basis. The net return reflects performance for the periods indicated.
(c) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return reflects performance from the Portfolio's commencement date of April 30, 1999 and are not annualized rates of return. The net return reflects performance for the periods indicated.


                                     FSA-23

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 1999

RATES OF RETURN:
SURVIVORSHIP 2000
-----------------

                                     YEAR ENDED
                                     DECEMBER 31,
                                  -----------------
ALLIANCE MONEY MARKET                   1999
---------------------                   ----
Gross return.....................       4.71%
Net return.......................       3.78%

                                     YEAR ENDED
                                     DECEMBER 31,
                                  -----------------
ALLIANCE HIGH YIELD                     1999
-------------------                     ----
Gross return.....................      (3.35)%
Net return.......................      (4.45)%

                                     YEAR ENDED
                                     DECEMBER 31,
                                  -----------------
ALLIANCE COMMON STOCK                   1999
----------------------                  ----
Gross return.....................      24.88%
Net return.......................      23.76%

                                    JUNE 4 (C) TO
                                     DECEMBER 31,
                                  -----------------
EQ/ALLIANCE PREMIER GROWTH              1999
--------------------------              ----
Gross return.....................      18.97%
Net return.......................      18.28%

                                    AUGUST 30 (C) TO
                                      DECEMBER 31,
                                  -----------------
CAPITAL GUARDIAN RESEARCH               1999
-------------------------               ----
Gross return.....................       7.10%
Net return.......................       6.46%

                                    AUGUST 30 (C) TO
                                      DECEMBER 31,
                                  -----------------
CAPITAL GUARDIAN U.S. EQUITY            1999
----------------------------            ----
Gross return.....................       3.76%
Net return.......................       3.11%

                                    JUNE 4 (B) TO
                                      DECEMBER 31,
                                  -----------------
MERRILL LYNCH BASIC VALUE EQUITY        1999
--------------------------------        ----
Gross return.....................      19.00%
Net return.......................      18.23%


-------------------
 +  Formerly known as Equitable Variable Life Insurance Company
    Separate Account FP.
 * Sales of Incentive Life 2000 and Champion 2000 commenced on March 2, 1992. Sales of Incentive Life Plus Second Series commenced on September 15, 1995.
(a) Date as of which net premiums under the policies were first allocated to the Fund. The gross return and the net return for the periods indicated are not annualized rates of return.
(b) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return reflect performance on an annualized basis. The net return reflects performance for the periods indicated.
(c) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return reflects performance from the Portfolio's commencement date of April 30, 1999 and are not annualized rates of return. The net return reflects performance for the periods indicated.


                                     FSA-24

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 1999

RATES OF RETURN:
SURVIVORSHIP 2000
-----------------


                                         YEAR ENDED
                                         DECEMBER 31,
                                        --------------
MFS GROWTH WITH INCOME                      1999
----------------------                      ----
Gross return.........................       8.76%
Net return...........................       7.74%

                                         YEAR ENDED
                                         DECEMBER 31,
                                        --------------
MFS RESEARCH                                1999
--------------                              ----
Gross return.........................      23.12%
Net return...........................      22.01%

                                         YEAR ENDED
                                         DECEMBER 31,
                                        --------------
EQ/PUTNAM GROWTH & INCOME VALUE             1999
---------------------------------           ----
Gross return.........................      (1.27)%
Net return...........................      (2.25)%

                                         YEAR ENDED
                                         DECEMBER 31,
                                        --------------
MORGAN STANLEY EMERGING MARKETS EQUITY      1999
--------------------------------------      ----
Gross return.........................      95.82%
Net return...........................      93.98%

                                         YEAR ENDED
                                         DECEMBER 31,
                                        ---------------
ALLIANCE AGGRESSIVE STOCK                   1999
-------------------------                   ----
Gross return.........................      18.55%
Net return...........................      17.43%

                                         YEAR ENDED
                                         DECEMBER 31,
                                        --------------
ALLIANCE SMALL CAP GROWTH                   1999
-------------------------                   ----
Gross return.........................      27.46%
Net return...........................      26.47%

                                         YEAR ENDED
                                         DECEMBER 31,
                                        --------------
EQ/EVERGREEN                                1999
------------                                ----
Gross return.........................       9.70%
Net return...........................       8.73%

                                         YEAR ENDED
                                         DECEMBER 31,
                                        --------------
MFS EMERGING GROWTH COMPANIES               1999
-----------------------------               ----
Gross return.........................      73.62%
Net return...........................      72.11%


-------------------
 +  Formerly known as Equitable Variable Life Insurance Company
    Separate Account FP.
 * Sales of Incentive Life 2000 and Champion 2000 commenced on March 2, 1992. Sales of Incentive Life Plus Second Series commenced on September 15, 1995.
(a) Date as of which net premiums under the policies were first allocated to the Fund. The gross return and the net return for the periods indicated are not annualized rates of return.
(b) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return reflect performance on an annualized basis. The net return reflects performance for the periods indicated.
(c) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return reflects performance from the Portfolio's commencement date of April 30, 1999 and are not annualized rates of return. The net return reflects performance for the periods indicated.


                                     FSA-25

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

NOTES TO FINANCIAL STATEMENTS (CONCLUDED)
DECEMBER 31, 1999

RATES OF RETURN:
SURVIVORSHIP 2000
-----------------


                                     YEAR ENDED
                                     DECEMBER 31,
                                  -----------------
EQ/EVERGREEN FOUNDATION                 1999
-----------------------                 ----
Gross return.....................       7.38%
Net return.......................       6.14%

                                     YEAR ENDED
                                     DECEMBER 31,
                                  -----------------
MERRILL LYNCH WORLD STRATEGY           1999
----------------------------           ----
Gross return.....................      21.35%
Net return.......................      20.62%

                                     YEAR ENDED
                                     DECEMBER 31,
                                  -----------------
BT EQUITY 500 INDEX                     1999
-------------------                     ----
Gross return.....................      20.30%
Net return.......................      19.22%

                                     YEAR ENDED
                                     DECEMBER 31,
                                  -----------------
BT INTERNATIONAL EQUITY INDEX           1999
-----------------------------           ----
Gross return.....................      27.50%
Net return.......................      26.32%

                                     YEAR ENDED
                                     DECEMBER 31,
                                  -----------------
JPM CORE BOND                           1999
-------------                           ----
Gross return.....................      (1.64)%
Net return.......................      (2.48)%

                                     YEAR ENDED
                                     DECEMBER 31,
                                  -----------------
EQ/PUTNAM INVESTORS GROWTH              1999
--------------------------              ----
Gross return.....................      30.24%
Net return.......................      29.09%

                                     YEAR ENDED
                                     DECEMBER 31,
                                  -----------------
EQ/PUTNAM INTERNATIONAL EQUITY          1999
------------------------------          ----
Gross return.....................      60.24%
Net return.......................      58.81%


-------------------
 +  Formerly known as Equitable Variable Life Insurance Company
    Separate Account FP.
 * Sales of Incentive Life 2000 and Champion 2000 commenced on March 2, 1992. Sales of Incentive Life Plus Second Series commenced on September 15, 1995.
(a) Date as of which net premiums under the policies were first allocated to the Fund. The gross return and the net return for the periods indicated are not annualized rates of return.
(b) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return reflect performance on an annualized basis. The net return reflects performance for the periods indicated.
(c) Date as of which net premiums under the policies were first allocated to the variable investment option. The gross return reflects performance from the Portfolio's commencement date of April 30, 1999 and are not annualized rates of return. The net return reflects performance for the periods indicated.

                                     FSA-26

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholder of The Equitable Life Assurance Society of the United States

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of shareholder's equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of The Equitable Life Assurance Society of the United States and its subsidiaries ("Equitable Life") at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




PricewaterhouseCoopers LLP
New York, New York
February 1, 2000

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1999 AND 1998

                                                                                    1999                 1998
                                                                               -------------        --------------
                                                                                          (IN MILLIONS)

ASSETS
Investments:
  Fixed maturities:
    Available for sale, at estimated fair value.............................   $    18,599.7        $    18,993.7
    Held to maturity, at amortized cost.....................................           133.2                125.0
  Mortgage loans on real estate.............................................         3,270.0              2,809.9
  Equity real estate........................................................         1,160.2              1,676.9
  Policy loans..............................................................         2,257.3              2,086.7
  Other equity investments..................................................           671.2                713.3
  Investment in and loans to affiliates.....................................         1,201.8                928.5
  Other invested assets.....................................................           911.6                808.2
                                                                               -------------        -------------
      Total investments.....................................................        28,205.0             28,142.2
Cash and cash equivalents...................................................           628.0              1,245.5
Deferred policy acquisition costs...........................................         4,033.0              3,563.8
Other assets................................................................         3,868.3              3,054.6
Closed Block assets.........................................................         8,607.3              8,632.4
Separate Accounts assets....................................................        54,453.9             43,302.3
                                                                               -------------        -------------

TOTAL ASSETS................................................................   $    99,795.5        $    87,940.8
                                                                               =============        =============

LIABILITIES
Policyholders' account balances.............................................   $    21,351.4        $    20,857.5
Future policy benefits and other policyholders' liabilities.................         4,777.6              4,726.4
Short-term and long-term debt...............................................         1,407.9              1,181.7
Other liabilities...........................................................         3,133.6              3,474.3
Closed Block liabilities....................................................         9,025.0              9,077.0
Separate Accounts liabilities...............................................        54,332.5             43,211.3
                                                                               -------------        -------------
      Total liabilities.....................................................        94,028.0             82,528.2
                                                                               -------------        -------------

Commitments and contingencies (Notes 11, 13, 14, 15 and 16)

SHAREHOLDER'S EQUITY
Common stock, $1.25 par value 2.0 million shares authorized, issued
  and outstanding...........................................................             2.5                  2.5
Capital in excess of par value..............................................         3,557.2              3,110.2
Retained earnings...........................................................         2,600.7              1,944.1
Accumulated other comprehensive (loss) income...............................          (392.9)               355.8
                                                                               -------------        -------------
      Total shareholder's equity............................................         5,767.5              5,412.6
                                                                               -------------        -------------

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY..................................   $    99,795.5        $    87,940.8
                                                                               =============        =============









                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                       CONSOLIDATED STATEMENTS OF EARNINGS
                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                                      1999               1998               1997
                                                                 ------------       -------------      -------------
                                                                                    (IN MILLIONS)

REVENUES
Universal life and investment-type product policy fee
  income......................................................   $    1,257.5       $     1,056.2      $       950.6
Premiums......................................................          558.2               588.1              601.5
Net investment income.........................................        2,240.9             2,228.1            2,282.8
Investment (losses) gains, net................................          (96.9)              100.2              (45.2)
Commissions, fees and other income............................        2,177.9             1,503.0            1,227.2
Contribution from the Closed Block............................           86.4                87.1              102.5
                                                                 ------------       -------------      -------------

      Total revenues..........................................        6,224.0             5,562.7            5,119.4
                                                                 ------------       -------------      -------------

BENEFITS AND OTHER DEDUCTIONS
Interest credited to policyholders' account balances..........        1,078.2             1,153.0            1,266.2
Policyholders' benefits.......................................        1,038.6             1,024.7              978.6
Other operating costs and expenses............................        2,797.3             2,201.2            2,203.9
                                                                 ------------       -------------      -------------

      Total benefits and other deductions.....................        4,914.1             4,378.9            4,448.7
                                                                 ------------       -------------      -------------

Earnings from continuing operations before Federal
  income taxes and minority interest..........................        1,309.9             1,183.8              670.7
Federal income taxes..........................................          332.0               353.1               91.5
Minority interest in net income of consolidated subsidiaries..          199.4               125.2               54.8
                                                                 ------------       -------------      -------------
Earnings from continuing operations...........................          778.5               705.5              524.4
Discontinued operations, net of Federal income taxes..........           28.1                 2.7              (87.2)
                                                                 ------------       -------------      -------------
Net Earnings..................................................   $      806.6       $       708.2      $       437.2
                                                                 ============       =============      =============







                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY AND COMPREHENSIVE INCOME
                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                                      1999               1998               1997
                                                                 ------------       -------------      -------------
                                                                                    (IN MILLIONS)

Common stock, at par value, beginning and end of year.........   $        2.5       $         2.5      $         2.5
                                                                 ------------       -------------      -------------

Capital in excess of par value, beginning of year.............        3,110.2             3,105.8            3,105.8
Additional capital in excess of par value.....................          447.0                 4.4                -
                                                                 ------------       -------------      -------------
Capital in excess of par value, end of year...................        3,557.2             3,110.2            3,105.8
                                                                 ------------       -------------      -------------

Retained earnings, beginning of year..........................        1,944.1             1,235.9              798.7
Net earnings..................................................          806.6               708.2              437.2
Dividend paid to the Holding Company..........................         (150.0)                -                  -
                                                                 ------------       -------------      -------------
Retained earnings, end of year................................        2,600.7             1,944.1            1,235.9
                                                                 ------------       -------------      -------------

Accumulated other comprehensive income,
  beginning of year...........................................          355.8               516.3              177.0
Other comprehensive (loss) income.............................         (748.7)             (160.5)             339.3
                                                                 ------------       -------------      -------------
Accumulated other comprehensive (loss) income, end of year....         (392.9)              355.8              516.3
                                                                 ------------       -------------      -------------

TOTAL SHAREHOLDER'S EQUITY, END OF YEAR.......................   $    5,767.5       $     5,412.6      $     4,860.5
                                                                 ============       =============      ============

COMPREHENSIVE INCOME
Net earnings..................................................   $      806.6       $       708.2      $       437.2
                                                                 ------------       -------------      -------------
Change in unrealized (losses) gains, net of reclassification
  adjustment..................................................         (776.9)             (149.5)             343.7
Minimum pension liability adjustment..........................           28.2               (11.0)              (4.4)
                                                                 ------------       -------------      -------------
Other comprehensive (loss) income.............................         (748.7)             (160.5)             339.3
                                                                 ------------       -------------      -------------
COMPREHENSIVE INCOME..........................................   $       57.9       $       547.7      $       776.5
                                                                 ============       =============      ============




                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                                      1999               1998               1997
                                                                 ------------       -------------      -------------
                                                                                    (IN MILLIONS)

Net earnings..................................................   $      806.6       $       708.2      $       437.2
Adjustments to reconcile net earnings to net cash
  provided by operating activities:
  Interest credited to policyholders' account balances........        1,078.2             1,153.0            1,266.2
  Universal life and investment-type product
    policy fee income.........................................       (1,257.5)           (1,056.2)            (950.6)
  Investment losses (gains)...................................           96.9              (100.2)              45.2
  Change in Federal income tax payable........................          157.4               123.1              (74.4)
  Change in property and equipment............................         (256.3)              (81.8)              (9.6)
  Change in deferred acquisition costs........................         (260.7)             (314.0)            (220.7)
  Other, net..................................................         (168.8)               70.9              399.7
                                                                 ------------       -------------      -------------

Net cash provided by operating activities.....................          195.8               503.0              893.0
                                                                 ------------       -------------      -------------

Cash flows from investing activities:
  Maturities and repayments...................................        2,019.0             2,289.0            2,702.9
  Sales.......................................................        7,572.9            16,972.1           10,385.9
  Purchases...................................................      (10,737.3)          (18,578.5)         (13,205.4)
  (Increase) decrease in short-term investments...............         (178.3)              102.4             (555.0)
  Decrease in loans to discontinued operations................            -                 660.0              420.1
  Sale of subsidiaries........................................            -                   -                261.0
  Other, net..................................................         (134.8)             (341.8)            (612.6)
                                                                 ------------       -------------      -------------

Net cash (used) provided by investing activities..............       (1,458.5)            1,103.2             (603.1)
                                                                 ------------       -------------      -------------

Cash flows from financing activities: Policyholders'
  account balances:
    Deposits..................................................        2,366.2             1,508.1            1,281.7
    Withdrawals...............................................       (1,765.8)           (1,724.6)          (1,886.8)
  Net increase (decrease) in short-term financings............          378.2              (243.5)             419.9
  Repayments of long-term debt................................          (41.3)              (24.5)            (196.4)
  Payment of obligation to fund accumulated deficit of
    discontinued operations...................................            -                 (87.2)             (83.9)
  Dividend paid to the Holding Company........................         (150.0)                -                  -
  Other, net..................................................         (142.1)              (89.5)             (62.7)
                                                                 ------------       -------------      -------------

Net cash provided (used) by financing activities..............          645.2              (661.2)            (528.2)
                                                                 ------------       -------------      -------------

Change in cash and cash equivalents...........................         (617.5)              945.0             (238.3)
Cash and cash equivalents, beginning of year..................        1,245.5               300.5              538.8
                                                                 ------------       -------------      -------------

Cash and Cash Equivalents, End of Year........................   $      628.0       $     1,245.5      $       300.5
                                                                 ============       =============      =============

Supplemental cash flow information
  Interest Paid...............................................   $       92.2       $       130.7      $       217.1
                                                                 ============       =============      =============
  Income Taxes Paid...........................................   $      116.5       $       254.3      $       170.0
                                                                 ============       =============      =============




                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1)   ORGANIZATION

     The Equitable Life Assurance Society of the United States ("Equitable Life") is an indirect, wholly owned subsidiary of AXA Financial, Inc. (the "Holding Company," and collectively with its consolidated subsidiaries, "AXA Financial"). Equitable Life's insurance business is conducted principally by Equitable Life and its wholly owned life insurance subsidiaries, Equitable of Colorado ("EOC"), and, prior to December 31, 1996, Equitable Variable Life Insurance Company ("EVLICO"). Effective January 1, 1997, EVLICO was merged into Equitable Life. Equitable Life's investment management business, which comprises the Investment Services segment, is conducted principally by Alliance Capital Management L.P. ("Alliance"), and Donaldson, Lufkin & Jenrette, Inc. ("DLJ"), an investment banking and brokerage affiliate. AXA, a French holding company for an international group of insurance and related financial services companies, is the Holding Company's largest shareholder, owning approximately 58.0% at December 31, 1999 (53.0% if all securities convertible into, and options on, common stock were to be converted or exercised).

     On September 20, 1999, as part of AXA Financial's "branding" strategic initiative, EQ Financial Consultants, Inc., a broker-dealer subsidiary of Equitable Life, was merged into a new company, AXA Advisors, LLC ("AXA Advisors"). Also, on September 21, 1999, AXA Advisors was transferred by Equitable Life to AXA Distribution Holding Corporation ("AXA Distribution"), a wholly owned indirect subsidiary of the Holding Company, for $15.3 million. The excess of the sales price over AXA Advisors' book value has been recorded in Equitable Life's books as a capital contribution. Equitable Life will continue to develop and market the "Equitable" brand of life and annuity products, while AXA Distribution and its subsidiaries begin to assume responsibility for providing financial advisory services, product distribution and customer relationship management.

     The Insurance segment offers a variety of traditional, variable and interest-sensitive life insurance products, disability income, annuity products, mutual fund and other investment products to individuals and small groups. It also administers traditional participating group annuity contracts with conversion features, generally for corporate qualified pension plans, and association plans which provide full service retirement programs for individuals affiliated with professional and trade associations. This segment includes Separate Accounts for individual insurance and annuity products.

     The Investment Services segment includes Alliance and the results of DLJ which are accounted for on an equity basis. In 1999, Alliance reorganized into Alliance Capital Management Holding L.P. ("Alliance Holding") and Alliance (the "Reorganization"). Alliance Holding's principal asset is its interest in Alliance and it functions as a holding entity through which holders of its publicly traded units own an indirect interest in the operating partnership. The Company exchanged substantially all of its Alliance Holding units for units in Alliance ("Alliance Units"). As a result of the reorganization, the Company was the beneficial owner of approximately 2% of Alliance Holding and 56% of Alliance. Alliance provides diversified investment fund management services to a variety of institutional clients, including pension funds, endowments, and foreign financial institutions, as well as to individual investors, principally through a broad line of mutual funds. This segment includes institutional Separate Accounts which provide various investment options for large group pension clients, primarily deferred benefit contribution plans, through pooled or single group accounts. At December 31, 1999, Equitable Life has a 31.7% ownership interest in DLJ. DLJ's businesses include securities underwriting, sales and trading, merchant banking, financial advisory services, investment research, venture capital, correspondent brokerage services, online interactive brokerage services and asset management. DLJ serves institutional, corporate, governmental and individual clients both domestically and internationally. Through June 10, 1997, this segment also includes Equitable Real Estate Investment Management Inc. ("EREIM") which was sold. EREIM provided real estate investment management services, property management services, mortgage servicing and loan asset management, and agricultural investment management.

2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation and Principles of Consolidation
     -----------------------------------------------------

     The accompanying consolidated financial statements are prepared in conformity with generally accepted accounting principles ("GAAP") which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     The accompanying consolidated financial statements include the accounts of Equitable Life and certain of its subsidiaries engaged in insurance related business (collectively, the "Insurance Group"); other subsidiaries, principally Alliance and through June 10, 1997, EREIM (see Note 5); and those partnerships and joint ventures in which Equitable Life or its subsidiaries has control and a majority economic interest (collectively, including its consolidated subsidiaries, the "Company"). The Company's investment in DLJ is reported on the equity basis of accounting. Closed Block assets, liabilities and results of operations are presented in the consolidated financial statements as single line items (see Note 7). Unless specifically stated, all other footnote disclosures contained herein exclude the Closed Block related amounts.

     All significant intercompany transactions and balances except those with the Closed Block, DLJ and discontinued operations (see Note 8) have been eliminated in consolidation. The years "1999," "1998" and "1997" refer to the years ended December 31, 1999, 1998 and 1997, respectively. Certain reclassifications have been made in the amounts presented for prior periods to conform these periods with the 1999 presentation.

     Closed Block
     ------------

     On July 22, 1992, Equitable Life established the Closed Block for the benefit of certain individual participating policies which were in force on that date. The assets allocated to the Closed Block, together with anticipated revenues from policies included in the Closed Block, were reasonably expected to be sufficient to support such business, including provision for payment of claims, certain expenses and taxes, and for continuation of dividend scales payable in 1991, assuming the experience underlying such scales continues.

     Assets allocated to the Closed Block inure solely to the benefit of the Closed Block policyholders and will not revert to the benefit of the Holding Company. No reallocation, transfer, borrowing or lending of assets can be made between the Closed Block and other portions of Equitable Life's General Account, any of its Separate Accounts or any affiliate of Equitable Life without the approval of the New York Superintendent of Insurance (the "Superintendent"). Closed Block assets and liabilities are carried on the same basis as similar assets and liabilities held in the General Account. The excess of Closed Block liabilities over Closed Block assets represents the expected future post-tax contribution from the Closed Block which would be recognized in income over the period the policies and contracts in the Closed Block remain in force.

     Discontinued Operations
     -----------------------

     Discontinued operations at December 31, 1999, principally consists of the Group Non-Participating Wind-Up Annuities ("Wind-Up Annuities"), for which a premium deficiency reserve has been established. Management reviews the adequacy of the allowance each quarter and believes the allowance for future losses at December 31, 1999 is adequate to provide for all future losses; however, the quarterly allowance review continues to involve numerous estimates and subjective judgments regarding the expected performance of Discontinued Operations Investment Assets. There can be no assurance the losses provided for will not differ from the losses ultimately realized. To the extent actual results or future projections of the discontinued operations differ from management's current best estimates and assumptions underlying the allowance for future losses, the difference would be reflected in the consolidated statements of earnings in discontinued operations. In particular, to the extent income, sales proceeds and holding periods for equity real estate differ from management's previous assumptions, periodic adjustments to the allowance are likely to result (see Note 8).

     Accounting Changes
     ------------------

     In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which requires capitalization of external and certain internal costs incurred to obtain or develop internal-use computer software during the application development stage. The Company applied the provisions of SOP 98-1 prospectively effective January 1, 1998. The adoption of SOP 98-1 did not have a material impact on the Company's consolidated financial statements. Capitalized internal-use software is amortized on a straight-line basis over the estimated useful life of the software.

     New Accounting Pronouncements
     -----------------------------

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivatives embedded in other contracts, and for hedging activities. It requires all derivatives to be recognized on the balance sheet at fair value. The accounting for changes in the fair value of a derivative depends on its intended use. Derivatives not used in hedging activities must be adjusted to fair value through earnings. Changes in the fair value of derivatives used in hedging activities will, depending on the nature of the hedge, either be offset in earnings against the change in fair value of the hedged item attributable to the risk being hedged or recognized in other comprehensive income until the hedged item affects earnings. For all hedging activities, the ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," which defers the effective date of SFAS No. 133 to all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company expects to adopt SFAS No. 133 effective January 1, 2001. Adjustments resulting from initial adoption of the new requirements will be reported in a manner similar to the cumulative effect of a change in accounting principle and will be reflected in net income or accumulated other comprehensive income based upon existing hedging relationships, if any. Management currently is assessing the impact of adoption. However, Alliance's adoption of the new requirements is not expected to have a significant impact on the Company's consolidated balance sheet or statement of earnings. Also, since most of DLJ's derivatives are carried at fair values, the Company's consolidated earnings and financial position are not expected to be significantly affected by DLJ's adoption of the new requirements.

     Valuation of Investments
     ------------------------

     Fixed maturities identified as available for sale are reported at estimated fair value. Fixed maturities, which the Company has both the ability and the intent to hold to maturity, are stated principally at amortized cost. The amortized cost of fixed maturities is adjusted for impairments in value deemed to be other than temporary.

     Valuation allowances are netted against the asset categories to which they apply.

     Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and valuation allowances. Valuation allowances are based on the present value of expected future cash flows discounted at the loan's original effective interest rate or the collateral value if the loan is collateral dependent. However, if foreclosure is or becomes probable, the measurement method used is collateral value.

     Real estate, including real estate acquired in satisfaction of debt, is stated at depreciated cost less valuation allowances. At the date of foreclosure (including in-substance foreclosure), real estate acquired in satisfaction of debt is valued at estimated fair value. Impaired real estate is written down to fair value with the impairment loss being included in investment gains (losses), net. Valuation allowances on real estate held for sale are computed using the lower of depreciated cost or current estimated fair value, net of disposition costs. Depreciation is discontinued on real estate held for sale.

     Policy loans are stated at unpaid principal balances.

     Partnerships and joint venture interests in which the Company does not have control or a majority economic interest are reported on the equity basis of accounting and are included either with equity real estate or other equity investments, as appropriate.

     Equity securities, comprised of common stock classified as both trading and available for sale securities, are carried at estimated fair value and are included in other equity investments.

     Short-term investments are stated at amortized cost which approximates fair value and are included with other invested assets.

     Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

     All securities are recorded in the consolidated financial statements on a trade date basis.

     Net Investment Income, Investment Gains, Net and Unrealized Investment
     ----------------------------------------------------------------------
     Gains (Losses)
     --------------

     Net investment income and realized investment gains (losses) (collectively, "investment results") related to certain participating group annuity contracts which are passed through to the contractholders are reflected as interest credited to policyholders' account balances.

     Realized investment gains (losses) are determined by specific identification and are presented as a component of revenue. Changes in valuation allowances are included in investment gains (losses).

     Unrealized gains (losses) on publicly-traded common equity securities classified as trading securities are reflected in net investment income. Unrealized investment gains (losses) on fixed maturities and equity securities available for sale held by the Company are accounted for as a separate component of accumulated comprehensive income, net of related deferred Federal income taxes, amounts attributable to discontinued operations, participating group annuity contracts and deferred policy acquisition costs ("DAC") related to universal life and investment-type products and participating traditional life contracts.

     Recognition of Insurance Income and Related Expenses
     ----------------------------------------------------

     Premiums from universal life and investment-type contracts are reported as deposits to policyholders' account balances. Revenues from these contracts consist of amounts assessed during the period against policyholders' account balances for mortality charges, policy administration charges and surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policyholders' account balances.

     Premiums from participating and non-participating traditional life and annuity policies with life contingencies generally are recognized as income when due. Benefits and expenses are matched with such income so as to result in the recognition of profits over the life of the contracts. This match is accomplished by means of the provision for liabilities for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

     For contracts with a single premium or a limited number of premium payments due over a significantly shorter period than the total period over which benefits are provided, premiums are recorded as income when due with any excess profit deferred and recognized in income in a constant relationship to insurance in force or, for annuities, the amount of expected future benefit payments.

     Premiums from individual health contracts are recognized as income over the period to which the premiums relate in proportion to the amount of insurance protection provided.

     Deferred Policy Acquisition Costs
     ---------------------------------

     The costs of acquiring new business, principally commissions, underwriting, agency and policy issue expenses, all of which vary with and are primarily related to the production of new business, are deferred. DAC is subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period.

     For universal life products and investment-type products, DAC is amortized over the expected total life of the contract group (periods ranging from 25 to 35 years and 5 to 17 years, respectively) as a constant percentage of estimated gross profits arising principally from investment results, mortality and expense margins and surrender charges based on historical and anticipated future experience, updated at the end of each accounting period. The effect on the amortization of DAC of revisions to estimated gross profits is reflected in earnings in the period such estimated gross profits are revised. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to accumulated other comprehensive income in consolidated shareholder's equity as of the balance sheet date.

     As part of its asset/liability management process, in second quarter 1999, management initiated a review of the matching of invested assets to Insurance product lines given their different liability characteristics and liquidity requirements. As a result of this review, management reallocated the current and prospective interests of the various product lines in the invested assets. These asset reallocations and the related changes in investment yields by product line, in turn, triggered a review of and revisions to the estimated future gross profits used to determine the amortization of DAC for universal life and investment-type products. The revisions to estimated future gross profits resulted in an after-tax writedown of DAC of $85.6 million (net of a Federal income tax benefit of $46.1 million).

     For participating traditional life policies (substantially all of which are in the Closed Block), DAC is amortized over the expected total life of the contract group (40 years) as a constant percentage based on the present value of the estimated gross margin amounts expected to be realized over the life of the contracts using the expected investment yield. At December 31, 1999, the expected investment yield, excluding policy loans, generally ranged from 7.75% grading to 7.5% over a 20 year period. Estimated gross margin includes anticipated premiums and investment results less claims and administrative expenses, changes in the net level premium reserve and expected annual policyholder dividends. The effect on the amortization of DAC of revisions to estimated gross margins is reflected in earnings in the period such estimated gross margins are revised. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to accumulated comprehensive income in consolidated shareholder's equity as of the balance sheet date.

     For non-participating traditional life DAC is amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are estimated at the date of policy issue and are consistently applied during the life of the contracts. Deviations from estimated experience are reflected in earnings in the period such deviations occur. For these contracts, the amortization periods generally are for the total life of the policy.

     Policyholders' Account Balances and Future Policy Benefits
     ----------------------------------------------------------

     Policyholders' account balances for universal life and investment-type contracts are equal to the policy account values. The policy account values represents an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals.

     For participating traditional life policies, future policy benefit liabilities are calculated using a net level premium method on the basis of actuarial assumptions equal to guaranteed mortality and dividend fund interest rates. The liability for annual dividends represents the accrual of annual dividends earned. Terminal dividends are accrued in proportion to gross margins over the life of the contract.

     For non-participating traditional life insurance policies, future policy benefit liabilities are estimated using a net level premium method on the basis of actuarial assumptions as to mortality, persistency and interest established at policy issue. Assumptions established at policy issue as to mortality and persistency are based on the Insurance Group's experience which, together with interest and expense assumptions, includes a margin for adverse deviation. When the liabilities for future policy benefits plus the present value of expected future gross premiums for a product are insufficient to provide for expected future policy benefits and expenses for that product, DAC is written off and thereafter, if required, a premium deficiency reserve is established by a charge to earnings. Benefit liabilities for traditional annuities during the accumulation period are equal to accumulated contractholders' fund balances and after annuitization are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 2.25% to 11.5% for life insurance liabilities and from 2.25% to 8.35% for annuity liabilities.

     Individual health benefit liabilities for active lives are estimated using the net level premium method and assumptions as to future morbidity, withdrawals and interest. Benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. While management believes its disability income ("DI") reserves have been calculated on a reasonable basis and are adequate, there can be no assurance reserves will be sufficient to provide for future liabilities.

     Claim reserves and associated liabilities for individual DI and major medical policies were $948.4 million and $951.7 million at December 31, 1999 and 1998, respectively. Incurred benefits (benefits paid plus changes in claim reserves) and benefits paid for individual DI and major medical are summarized as follows:

                                                               1999               1998                1997
                                                          -------------       ------------       ------------
                                                                              (IN MILLIONS)

     Incurred benefits related to current year..........  $       150.7       $      140.1       $      132.3
     Incurred benefits related to prior years...........           64.7               84.2               60.0
                                                          -------------       ------------       ------------
     Total Incurred Benefits............................  $       215.4       $      224.3       $      192.3
                                                          =============       ============       ============

     Benefits paid related to current year..............  $        28.9       $       17.0       $       28.8
     Benefits paid related to prior years...............          189.8              155.4              146.2
                                                          -------------       ------------       ------------
     Total Benefits Paid................................  $       218.7       $      172.4       $      175.0
                                                          =============       ============       ============

     Policyholders' Dividends
     ------------------------

     The amount of policyholders' dividends to be paid (including those on policies included in the Closed Block) is determined annually by Equitable Life's board of directors. The aggregate amount of policyholders' dividends is related to actual interest, mortality, morbidity and expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by Equitable Life.

     At December 31, 1999, participating policies, including those in the Closed Block, represent approximately 23.0% ($47.0 billion) of directly written life insurance in force, net of amounts ceded.

     Federal Income Taxes
     --------------------

     The Company files a consolidated Federal income tax return with the Holding Company and its consolidated subsidiaries. Current Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

     Separate Accounts
     -----------------

     Separate Accounts are established in conformity with the New York State Insurance Law and generally are not chargeable with liabilities that arise from any other business of the Insurance Group. Separate Accounts assets are subject to General Account claims only to the extent the value of such assets exceeds Separate Accounts liabilities.

     Assets and liabilities of the Separate Accounts, representing net deposits and accumulated net investment earnings less fees, held primarily for the benefit of contractholders, and for which the Insurance Group does not bear the investment risk, are shown as separate captions in the consolidated balance sheets. The Insurance Group bears the investment risk on assets held in one Separate Account; therefore, such assets are carried on the same basis as similar assets held in the General Account portfolio. Assets held in the other Separate Accounts are carried at quoted market values or, where quoted values are not available, at estimated fair values as determined by the Insurance Group.

     The investment results of Separate Accounts on which the Insurance Group does not bear the investment risk are reflected directly in Separate Accounts liabilities. For 1999, 1998 and 1997, investment results of such Separate Accounts were $6,045.5 million, $4,591.0 million and $3,411.1 million, respectively.

     Deposits to Separate Accounts are reported as increases in Separate Accounts liabilities and are not reported in revenues. Mortality, policy administration and surrender charges on all Separate Accounts are included in revenues.

     Employee Stock Option Plan
     --------------------------

     The Company accounts for stock option plans sponsored by the Holding Company, DLJ and Alliance in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations. In accordance with the opinion, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the option strike price at the grant date. See Note 22 for the pro forma disclosures for the Holding Company, DLJ and Alliance required by SFAS No. 123, "Accounting for Stock-Based Compensation".

3)   INVESTMENTS

     The following tables provide additional information relating to fixed maturities and equity securities:

                                                                     GROSS               GROSS
                                                AMORTIZED          UNREALIZED         UNREALIZED          ESTIMATED
                                                   COST              GAINS              LOSSES            FAIR VALUE
                                              -------------      -------------       ------------       -------------
                                                                           (IN MILLIONS)
     DECEMBER 31, 1999
     -----------------
     Fixed Maturities:
       Available for Sale:
         Corporate..........................  $    14,866.8      $       139.5       $      787.0       $    14,219.3
         Mortgage-backed....................        2,554.5                2.3               87.8             2,469.0
         U.S. Treasury, government and
           agency securities................        1,194.1               18.9               23.4             1,189.6
         States and political subdivisions..          110.0                1.4                4.9               106.5
         Foreign governments................          361.8               16.2               14.8               363.2
         Redeemable preferred stock.........          286.4                1.7               36.0               252.1
                                              -------------      -------------       ------------       -------------
     Total Available for Sale...............  $    19,373.6      $       180.0       $      953.9       $    18,599.7
                                              =============      =============       ============       =============

       Held to Maturity:  Corporate.........  $       133.2      $         -         $        -         $       133.2
                                              =============      =============       ============       =============

     Equity Securities:
       Common stock available for sale......           25.5                1.5               17.8                 9.2
       Common stock trading securities......            7.2                9.1                2.2                14.1
                                              -------------      -------------       ------------       -------------
     Total Equity Securities................  $        32.7      $        10.6       $       20.0       $        23.3
                                              =============      =============       ============       =============

     December 31, 1998
     -----------------
     Fixed Maturities:
       Available for Sale:
         Corporate..........................  $    14,520.8      $       793.6       $      379.6       $    14,934.8
         Mortgage-backed....................        1,807.9               23.3                 .9             1,830.3
         U.S. Treasury, government and
           agency securities................        1,464.1              107.6                 .7             1,571.0
         States and political subdivisions..           55.0                9.9                -                  64.9
         Foreign governments................          363.3               20.9               30.0               354.2
         Redeemable preferred stock.........          242.7                7.0               11.2               238.5
                                              -------------      -------------       ------------       -------------
     Total Available for Sale...............  $    18,453.8      $       962.3       $      422.4       $    18,993.7
                                              =============      =============       ============       =============

       Held to Maturity:  Corporate.........  $       125.0      $         -         $        -         $       125.0
                                              =============      =============       ============       =============

     Equity Securities:
       Common stock available for sale......  $        58.3      $       114.9       $       22.5       $       150.7
                                              =============      =============       ============       =============

     For publicly traded fixed maturities and equity securities, estimated fair value is determined using quoted market prices. For fixed maturities without a readily ascertainable market value, the Company determines an estimated fair value using a discounted cash flow approach, including provisions for credit risk, generally based on the assumption such securities will be held to maturity. Estimated fair values for equity securities, substantially all of which do not have a readily ascertainable market value, have been determined by the Company. Such estimated fair values do not necessarily represent the values for which these securities could have been sold at the dates of the consolidated balance sheets. At December 31, 1999 and 1998, securities without a readily ascertainable market value having an amortized cost of $3,322.2 million and $3,539.9 million, respectively, had estimated fair values of $3,177.7 million and $3,748.5 million, respectively.

     The contractual maturity of bonds at December 31, 1999 is shown below:

                                                                                     AVAILABLE FOR SALE
                                                                              -------------------------------
                                                                                AMORTIZED          ESTIMATED
                                                                                  COST             FAIR VALUE
                                                                              ------------       ------------
                                                                                        (IN MILLIONS)

     Due in one year or less................................................  $      479.1       $      477.8
     Due in years two through five..........................................       2,991.8            2,921.2
     Due in years six through ten...........................................       7,197.9            6,813.0
     Due after ten years....................................................       5,864.0            5,666.5
     Mortgage-backed securities.............................................       2,554.4            2,469.1
                                                                              ------------       ------------
     Total..................................................................  $   19,087.2       $   18,347.6
                                                                              ============       ============

     Corporate bonds held to maturity with an amortized cost and estimated fair value of $133.2 million are due in one year or less.

     Bonds not due at a single maturity date have been included in the above table in the year of final maturity. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

     The Insurance Group's fixed maturity investment portfolio includes corporate high yield securities consisting of public high yield bonds, redeemable preferred stocks and directly negotiated debt in leveraged buyout transactions. The Insurance Group seeks to minimize the higher than normal credit risks associated with such securities by monitoring concentrations in any single issuer or a particular industry group. Certain of these corporate high yield securities are classified as other than investment grade by the various rating agencies, i.e., a rating below Baa or National Association of Insurance Commissioners ("NAIC") designation of 3 (medium grade), 4 or 5 (below investment grade) or 6 (in or near default). At December 31, 1999, approximately 14.9% of the $18,344.3 million aggregate amortized cost of bonds held by the Company was considered to be other than investment grade.

     In addition, the Insurance Group is an equity investor in limited partnership interests which primarily invest in securities considered to be other than investment grade. The carrying values at December 31, 1999 and 1998 were $647.9 million and $562.6 million, respectively.

     Investment valuation allowances and changes thereto are shown below:

                                                               1999               1998                1997
                                                          -------------       ------------       ------------
                                                                              (IN MILLIONS)

     Balances, beginning of year........................  $       230.6       $      384.5       $      137.1
     Additions charged to income........................           68.2               86.2              334.6
     Deductions for writedowns and
       asset dispositions...............................         (150.2)            (240.1)             (87.2)
                                                          -------------       ------------       ------------
     Balances, End of Year..............................  $       148.6       $      230.6       $      384.5
                                                          =============       ============       ============

     Balances, end of year comprise:
       Mortgage loans on real estate....................  $        27.5       $       34.3       $       55.8
       Equity real estate...............................          121.1              196.3              328.7
                                                          -------------       ------------       ------------
     Total..............................................  $       148.6       $      230.6       $      384.5
                                                          =============       ============       ============

     At December 31, 1999, the carrying value of fixed maturities which are non-income producing for the twelve months preceding the consolidated balance sheet date was $152.1 million.

     The payment terms of mortgage loans on real estate may from time to time be restructured or modified. The investment in restructured mortgage loans on real estate, based on amortized cost, amounted to $106.0 million and $115.1 million at December 31, 1999 and 1998, respectively. Gross interest income on restructured mortgage loans on real estate that would have been recorded in accordance with the original terms of such loans amounted to $9.5 million, $10.3 million and $17.2 million in 1999, 1998 and 1997, respectively. Gross interest income on these loans included in net investment income aggregated $8.2 million, $8.3 million and $12.7 million in 1999, 1998 and 1997, respectively.

     Impaired mortgage loans along with the related provision for losses were as follows:

                                                                                      DECEMBER 31,
                                                                          -----------------------------------
                                                                                1999                 1998
                                                                          --------------       --------------
                                                                                      (IN MILLIONS)

     Impaired mortgage loans with provision for losses..................  $        142.4       $        125.4
     Impaired mortgage loans without provision for losses...............             2.2                  8.6
                                                                          --------------       --------------
     Recorded investment in impaired mortgage loans.....................           144.6                134.0
     Provision for losses...............................................           (23.0)               (29.0)
                                                                          --------------       --------------
     Net Impaired Mortgage Loans........................................  $        121.6       $        105.0
                                                                          ==============       ==============

     Impaired mortgage loans without provision for losses are loans where the fair value of the collateral or the net present value of the expected future cash flows related to the loan equals or exceeds the recorded investment. Interest income earned on loans where the collateral value is used to measure impairment is recorded on a cash basis. Interest income on loans where the present value method is used to measure impairment is accrued on the net carrying value amount of the loan at the interest rate used to discount the cash flows. Changes in the present value attributable to changes in the amount or timing of expected cash flows are reported as investment gains or losses.

     During 1999, 1998 and 1997, respectively, the Company's average recorded investment in impaired mortgage loans was $141.7 million, $161.3 million and $246.9 million. Interest income recognized on these impaired mortgage loans totaled $12.0 million, $12.3 million and $15.2 million ($0.0 million, $.9 million and $2.3 million recognized on a cash basis) for 1999, 1998 and 1997, respectively.

     The Insurance Group's investment in equity real estate is through direct ownership and through investments in real estate joint ventures. At December 31, 1999 and 1998, the carrying value of equity real estate held for sale amounted to $382.2 million and $836.2 million, respectively. For 1999, 1998 and 1997, respectively, real estate of $20.5 million, $7.1 million and $152.0 million was acquired in satisfaction of debt. At December 31, 1999 and 1998, the Company owned $443.9 million and $552.3 million, respectively, of real estate acquired in satisfaction of debt.

     Depreciation of real estate held for production of income is computed using the straight-line method over the estimated useful lives of the properties, which generally range from 40 to 50 years. Accumulated depreciation on real estate was $251.6 million and $374.8 million at December 31, 1999 and 1998, respectively. Depreciation expense on real estate totaled $21.8 million, $30.5 million and $74.9 million for 1999, 1998 and 1997, respectively.

4)   JOINT VENTURES AND PARTNERSHIPS

     Summarized combined financial information for real estate joint ventures (25 individual ventures at both December 31, 1999 and 1998) and for limited partnership interests accounted for under the equity method, in which the Company has an investment of $10.0 million or greater and an equity interest of 10% or greater, follows:

                                                                                         DECEMBER 31,
                                                                               --------------------------------
                                                                                   1999                1998
                                                                               -------------      -------------
                                                                                         (IN MILLIONS)
      BALANCE SHEETS
      Investments in real estate, at depreciated cost........................  $       861.1      $       913.7
      Investments in securities, generally at estimated fair value...........          678.4              636.9
      Cash and cash equivalents..............................................           68.4               85.9
      Other assets...........................................................          239.3              279.8
                                                                               -------------      -------------
      Total Assets...........................................................  $     1,847.2      $     1,916.3
                                                                               =============      =============

      Borrowed funds - third party...........................................  $       354.2      $       367.1
      Borrowed funds - AXA Financial.........................................           28.9               30.1
      Other liabilities......................................................          313.9              197.2
                                                                               -------------      -------------
      Total liabilities......................................................          697.0              594.4
                                                                               -------------      -------------

      Partners' capital......................................................        1,150.2            1,321.9
                                                                               -------------      -------------
      Total Liabilities and Partners' Capital................................  $     1,847.2      $     1,916.3
                                                                               =============      =============

      Equity in partners' capital included above.............................  $       316.5      $       365.6
      Equity in limited partnership interests not included above and other...          524.1              390.1
                                                                               -------------      -------------
      Carrying Value.........................................................  $       840.6      $       755.7
                                                                               =============      =============

                                                                1999               1998                1997
                                                           -------------       ------------       ------------
                                                                               (IN MILLIONS)
      STATEMENTS OF EARNINGS
      Revenues of real estate joint ventures.............  $       180.5       $      246.1       $      310.5
      Revenues of other limited partnership interests....          455.1              128.9              506.3
      Interest expense - third party.....................          (39.8)             (33.3)             (91.8)
      Interest expense - AXA Financial...................           (2.5)              (2.6)              (7.2)
      Other expenses.....................................         (139.0)            (197.0)            (263.6)
                                                           -------------       ------------       ------------
      Net Earnings.......................................  $       454.3       $      142.1       $      454.2
                                                           =============       ============       ============

      Equity in net earnings included above..............  $        10.5       $       44.4       $       76.7
      Equity in net earnings of limited partnership
        interests not included above.....................           76.0               37.9               69.5
      Other..............................................            -                  -                  (.9)
                                                           -------------       ------------       ------------
      Total Equity in Net Earnings.......................  $        86.5       $       82.3       $      145.3
                                                           =============       ============       ============

5)   NET INVESTMENT INCOME AND INVESTMENT GAINS (LOSSES)

     The sources of net investment income follows:

                                                               1999               1998                1997
                                                          -------------       ------------       ------------
                                                                              (IN MILLIONS)

     Fixed maturities...................................  $     1,499.8       $    1,489.0       $    1,459.4
     Mortgage loans on real estate......................          253.4              235.4              260.8
     Equity real estate.................................          250.2              356.1              390.4
     Other equity investments...........................          165.1               83.8              156.9
     Policy loans.......................................          143.8              144.9              177.0
     Other investment income............................          161.3              185.7              181.7
                                                          -------------       ------------       ------------

       Gross investment income..........................        2,473.6            2,494.9            2,626.2

       Investment expenses..............................         (232.7)            (266.8)            (343.4)
                                                          -------------       ------------       ------------

     Net Investment Income..............................  $     2,240.9       $    2,228.1       $    2,282.8
                                                          =============       ============       ============

     Investment (losses) gains, net, including changes in the valuation allowances, follow:

                                                               1999               1998                1997
                                                          -------------       ------------       ------------
                                                                              (IN MILLIONS)

     Fixed maturities...................................  $      (290.9)      $      (24.3)      $       88.1
     Mortgage loans on real estate......................           (3.3)             (10.9)             (11.2)
     Equity real estate.................................           (2.4)              74.5             (391.3)
     Other equity investments...........................           88.1               29.9               14.1
     Sale of subsidiaries...............................            -                 (2.6)             252.1
     Issuance and sales of Alliance Units...............            5.5               19.8                -
     Issuance and sales of DLJ common stock.............          106.0               18.2                3.0
     Other..............................................             .1               (4.4)               -
                                                          -------------       ------------       ------------
     Investment (Losses) Gains, Net.....................  $       (96.9)      $      100.2       $      (45.2)
                                                          =============       ============       ============

     Writedowns of fixed maturities amounted to $223.2 million, $101.6 million and $11.7 million for 1999, 1998 and 1997, respectively, and writedowns of equity real estate amounted to $136.4 million for 1997. In fourth quarter 1997, the Company reclassified $1,095.4 million depreciated cost of equity real estate from real estate held for the production of income to real estate held for sale. Additions to valuation allowances of $227.6 million were recorded upon these transfers. Additionally, in fourth quarter 1997, $132.3 million of writedowns on real estate held for production of income were recorded.

     For 1999, 1998 and 1997, respectively, proceeds received on sales of fixed maturities classified as available for sale amounted to $7,138.6 million, $15,961.0 million and $9,789.7 million. Gross gains of $74.7 million, $149.3 million and $166.0 million and gross losses of $214.3 million, $95.1 million and $108.8 million, respectively, were realized on these sales. The change in unrealized investment (losses) gains related to fixed maturities classified as available for sale for 1999, 1998 and 1997 amounted to $(1,313.8) million, $(331.7) million and $513.4 million, respectively.

     On January 1, 1999, investments in publicly-traded common equity securities in the General Account portfolio within other equity investments amounting to $102.3 million were transferred from available for sale securities to trading securities. As a result of this transfer, unrealized investment gains of $83.3 million ($43.2 million net of related DAC and Federal income taxes) were recognized as realized investment gains in the consolidated statements of earnings. Net unrealized holding gains of $7.0 million were included in net investment income in the consolidated statements of earnings for 1999. These trading securities had a carrying value of $14.1 million and costs of $7.2 million at December 31, 1999.

     During 1999, DLJ completed its offering of a new class of its Common Stock to track the financial performance of DLJdirect, its online brokerage business. As a result of this offering, the Company recorded a non-cash pre-tax realized gain of $95.8 million.

     For 1999, 1998 and 1997, investment results passed through to certain participating group annuity contracts as interest credited to policyholders' account balances amounted to $131.5 million, $136.9 million and $137.5 million, respectively.

     In 1997, Equitable Life sold EREIM (other than its interest in Column Financial, Inc.) ("ERE") to Lend Lease Corporation Limited ("Lend Lease"), for $400.0 million and recognized an investment gain of $162.4 million, net of Federal income tax of $87.4 million. Equitable Life entered into long-term advisory agreements whereby ERE continues to provide substantially the same services to Equitable Life's General Account and Separate Accounts, for substantially the same fees, as provided prior to the sale. Through June 10, 1997, the businesses sold reported combined revenues of $91.6 million and combined net earnings of $10.7 million.

     On June 30, 1997, Alliance reduced the recorded value of goodwill and contracts associated with Alliance's 1996 acquisition of Cursitor Holdings L.P. and Cursitor Holdings Limited (collectively, "Cursitor") by $120.9 million since Cursitor's business fundamentals no longer supported the carrying value of its investment. The Company's earnings from continuing operations for 1997 included a charge of $59.5 million, net of a Federal income tax benefit of $10.0 million and minority interest of $51.4 million. The remaining balance of intangible assets is being amortized over its estimated useful life of 20 years.

     Net unrealized investment gains (losses), included in the consolidated balance sheets as a component of accumulated comprehensive income and the changes for the corresponding years, follow:

                                                                1999               1998                1997
                                                           -------------       ------------       ------------
                                                                               (IN MILLIONS)

      Balance, beginning of year.........................  $       384.1       $      533.6       $      189.9
      Changes in unrealized investment (losses) gains....       (1,486.6)            (242.4)             543.3
      Changes in unrealized investment losses
        (gains) attributable to:
          Participating group annuity contracts..........           24.7               (5.7)              53.2
          DAC............................................          208.6               13.2              (89.0)
          Deferred Federal income taxes..................          476.4               85.4             (163.8)
                                                           -------------       ------------       ------------
      Balance, End of Year...............................  $      (392.8)      $      384.1       $      533.6
                                                           =============       ============       ============

      Balance, end of year comprises:
        Unrealized investment (losses) gains on:
          Fixed maturities...............................  $      (773.9)      $      539.9       $      871.2
          Other equity investments.......................          (16.3)              92.4               33.7
          Other, principally Closed Block................           46.8              111.1               80.9
                                                           -------------       ------------       ------------
            Total........................................         (743.4)             743.4              985.8
        Amounts of unrealized investment gains
          attributable to:
            Participating group annuity contracts........            -                (24.7)             (19.0)
            DAC..........................................           80.8             (127.8)            (141.0)
            Deferred Federal income taxes................          269.8             (206.8)            (292.2)
                                                           -------------       ------------       ------------
      Total..............................................  $      (392.8)      $      384.1       $      533.6
                                                           =============       ============       ============

     Changes in unrealized gains (losses) reflect changes in fair value of only those fixed maturities and equity securities classified as available for sale and do not reflect any changes in fair value of policyholders' account balances and future policy benefits.

6)   ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

     Accumulated other comprehensive income (loss) represents cumulative gains and losses on items that are not reflected in earnings. The balances for the past three years follow:

                                                               1999               1998                1997
                                                          -------------       ------------       ------------
                                                                              (IN MILLIONS)

     Unrealized (losses) gains on investments...........  $      (392.8)      $      384.1       $      533.6
     Minimum pension liability..........................            (.1)             (28.3)             (17.3)
                                                          -------------       ------------       ------------
     Total Accumulated Other
       Comprehensive (Loss) Income......................  $      (392.9)      $      355.8       $      516.3
                                                          =============       ============       ============

     The components of other comprehensive income (loss) for the past three years follow:

                                                               1999               1998                1997
                                                          -------------       ------------       ------------
                                                                              (IN MILLIONS)
     Net unrealized (losses) gains on investment
       securities:
       Net unrealized (losses) gains arising during
         the period.....................................  $    (1,682.3)      $     (186.1)      $      564.0
       Adjustment to reclassify losses (gains)
         included in net earnings during the period.....          195.7              (56.3)             (20.7)
                                                          -------------       ------------       ------------
     Net unrealized (losses) gains on investment
         securities.....................................       (1,486.6)            (242.4)             543.3
     Adjustments for policyholder liabilities,
         DAC and deferred Federal income taxes..........          709.7               92.9             (199.6)
                                                          -------------       ------------       ------------

     Change in unrealized losses (gains), net of
         adjustments....................................         (776.9)            (149.5)             343.7
     Change in minimum pension liability................           28.2              (11.0)              (4.4)
                                                          -------------       ------------       ------------
     Total Other Comprehensive (Loss) Income............  $      (748.7)      $     (160.5)      $      339.3
                                                          =============       ============       ============

7)   CLOSED BLOCK

     Summarized financial information for the Closed Block follows:

                                                                                       DECEMBER 31,
                                                                            ---------------------------------
                                                                                 1999                 1998
                                                                            ------------         ------------
                                                                                      (IN MILLIONS)
                                                                                                 <C
     BALANCE SHEETS
     Fixed Maturities:
       Available for sale, at estimated fair value (amortized cost,
         $4,144.8 and $4,149.0)...........................................  $    4,014.0         $    4,373.2
     Mortgage loans on real estate........................................       1,704.2              1,633.4
     Policy loans.........................................................       1,593.9              1,641.2
     Cash and other invested assets.......................................         194.4                 86.5
     DAC..................................................................         895.5                676.5
     Other assets.........................................................         205.3                221.6
                                                                            ------------         ------------
     Total Assets.........................................................  $    8,607.3         $    8,632.4
                                                                            ============         ============

     Future policy benefits and policyholders' account balances...........  $    9,011.7         $    9,013.1
     Other liabilities....................................................          13.3                 63.9
                                                                            ------------         ------------
     Total Liabilities....................................................  $    9,025.0         $    9,077.0
                                                                            ============         ============



                                                               1999               1998                1997
                                                          -------------       ------------       ------------
                                                                              (IN MILLIONS)
     STATEMENTS OF EARNINGS
     Premiums and other revenue.........................  $       619.1       $      661.7       $      687.1
     Investment income (net of investment
       expenses of $15.8, $15.5 and $27.0)..............          574.2              569.7              574.9
     Investment (losses) gains, net.....................          (11.3)                .5              (42.4)
                                                          -------------       ------------       ------------
           Total revenues...............................        1,182.0            1,231.9            1,219.6
                                                          -------------       ------------       ------------

     Policyholders' benefits and dividends..............        1,024.7            1,082.0            1,066.7
     Other operating costs and expenses.................           70.9               62.8               50.4
                                                          -------------       ------------       ------------
           Total benefits and other deductions..........        1,095.6            1,144.8            1,117.1
                                                          -------------       ------------       ------------

     Contribution from the Closed Block.................  $        86.4       $       87.1       $      102.5
                                                          =============       ============       ============

     Impaired mortgage loans along with the related provision for losses follows:

                                                                                        DECEMBER 31,
                                                                              --------------------------------
                                                                                  1999                1998
                                                                              -------------      -------------
                                                                                        (IN MILLIONS)
     Impaired mortgage loans with provision for losses......................  $        26.8      $        55.5
     Impaired mortgage loans without provision for losses...................            4.5                7.6
                                                                              -------------      -------------
     Recorded investment in impaired mortgages..............................           31.3               63.1
     Provision for losses...................................................           (4.1)             (10.1)
                                                                              -------------      -------------
     Net Impaired Mortgage Loans............................................  $        27.2      $        53.0
                                                                              =============      =============

     During 1999, 1998 and 1997, the Closed Block's average recorded investment in impaired mortgage loans was $37.0 million, $85.5 million and $110.2 million, respectively. Interest income recognized on these impaired mortgage loans totaled $3.3 million, $4.7 million and $9.4 million ($.3 million, $1.5 million and $4.1 million recognized on a cash basis) for 1999, 1998 and 1997, respectively.

     Valuation allowances amounted to $4.6 million and $11.1 million on mortgage loans on real estate and $24.7 million and $15.4 million on equity real estate at December 31, 1999 and 1998, respectively. Writedowns of fixed maturities amounted to $3.5 million for 1997. Writedowns of equity real estate amounted to $28.8 million for 1997.

     In fourth quarter 1997, $72.9 million depreciated cost of equity real estate held for production of income was reclassified to equity real estate held for sale. Additions to valuation allowances of $15.4 million were recorded upon these transfers. Also in fourth quarter 1997, $28.8 million of writedowns on real estate held for production of income were recorded.

     Many expenses related to Closed Block operations are charged to operations outside of the Closed Block; accordingly, the contribution from the Closed Block does not represent the actual profitability of the Closed Block operations. Operating costs and expenses outside of the Closed Block are, therefore, disproportionate to the business outside of the Closed Block.

8)   DISCONTINUED OPERATIONS

     Summarized financial information for discontinued operations follows:

                                                                                       DECEMBER 31,
                                                                            ---------------------------------
                                                                                 1999                 1998
                                                                            ------------         ------------
                                                                                       (IN MILLIONS)
     BALANCE SHEETS
     Mortgage loans on real estate........................................  $      454.6         $      553.9
     Equity real estate...................................................         426.6                611.0
     Other equity investments.............................................          55.8                115.1
     Other invested assets................................................          87.1                 24.9
                                                                            ------------         ------------
       Total investments..................................................       1,024.1              1,304.9
     Cash and cash equivalents............................................         164.5                 34.7
     Other assets.........................................................         213.0                219.0
                                                                            ------------         ------------
     Total Assets.........................................................  $    1,401.6         $    1,558.6
                                                                            ============         ============

     Policyholders' liabilities...........................................  $      993.3         $    1,021.7
     Allowance for future losses..........................................         242.2                305.1
     Other liabilities....................................................         166.1                231.8
                                                                            ------------         ------------
     Total Liabilities....................................................  $    1,401.6         $    1,558.6
                                                                            ============         ============

                                                               1999               1998                1997
                                                          -------------       ------------       ------------
                                                                              (IN MILLIONS)
     STATEMENTS OF EARNINGS
     Investment income (net of investment
       expenses of $49.3, $63.3 and $97.3)..............  $        98.7       $      160.4       $      188.6
     Investment (losses) gains, net.....................          (13.4)              35.7             (173.7)
     Policy fees, premiums and other income.............             .2               (4.3)                .2
                                                          -------------       ------------       ------------
     Total revenues.....................................           85.5              191.8               15.1

     Benefits and other deductions......................          104.8              141.5              169.5
     (Losses charged) earnings credited to allowance
       for future losses................................          (19.3)              50.3             (154.4)
                                                          -------------       ------------       ------------
     Pre-tax loss from operations.......................            -                  -                  -
     Pre-tax earnings from releasing (loss from
       strengthening) the allowance for future
       losses...........................................           43.3                4.2             (134.1)
     Federal income tax (expense) benefit...............          (15.2)              (1.5)              46.9
                                                          -------------       ------------       ------------
     Earnings (Loss) from Discontinued Operations.......  $        28.1       $        2.7       $      (87.2)
                                                          =============       ============       ============

     The Company's quarterly process for evaluating the allowance for future losses applies the current period's results of the discontinued operations against the allowance, re-estimates future losses and adjusts the allowance, if appropriate. Additionally, as part of the Company's annual planning process which takes place in the fourth quarter of each year, investment and benefit cash flow projections are prepared. These updated assumptions and estimates resulted in a release of allowance in 1999 and 1998 and strengthening of allowance in 1997.

     In fourth quarter 1997, $329.9 million depreciated cost of equity real estate was reclassified from equity real estate held for production of income to real estate held for sale. Additions to valuation allowances of $79.8 million were recognized upon these transfers. Also in fourth quarter 1997, $92.5 million of writedowns on real estate held for production of income were recognized.

     Benefits and other deductions includes $26.6 million and $53.3 million of interest expense related to amounts borrowed from continuing operations in 1998 and 1997, respectively.

     Valuation allowances of $1.9 million and $3.0 million on mortgage loans on real estate and $54.8 million and $34.8 million on equity real estate were held at December 31, 1999 and 1998, respectively. Writedowns of equity real estate were $95.7 million in 1997.

     During 1999, 1998 and 1997, discontinued operations' average recorded investment in impaired mortgage loans was $13.8 million, $73.3 million and $89.2 million, respectively. Interest income recognized on these impaired mortgage loans totaled $1.7 million, $4.7 million and $6.6 million ($.0 million, $3.4 million and $5.3 million recognized on a cash basis) for 1999, 1998 and 1997, respectively.

     At December 31, 1999 and 1998, discontinued operations had real estate acquired in satisfaction of debt with carrying values of $24.1 million and $50.0 million, respectively.

9)   SHORT-TERM AND LONG-TERM DEBT

     Short-term and long-term debt consists of the following:

                                                                                       DECEMBER 31,
                                                                            ---------------------------------
                                                                                 1999                 1998
                                                                            ------------         ------------
                                                                                       (IN MILLIONS)
     Short-term debt......................................................  $      557.0         $      179.3
                                                                            ------------         ------------
     Long-term debt:
     Equitable Life:
       Surplus notes, 6.95% due 2005......................................         399.5                399.4
       Surplus notes, 7.70% due 2015......................................         199.7                199.7
       Other..............................................................            .4                   .3
                                                                            ------------         ------------
           Total Equitable Life...........................................         599.6                599.4
                                                                            ------------         ------------
     Wholly Owned and Joint Venture Real Estate:
       Mortgage notes, 5.43% - 9.5%, due through 2017.....................         251.3                392.2
                                                                            ------------         ------------
     Alliance:
       Other..............................................................           -                   10.8
                                                                            ------------         ------------
     Total long-term debt.................................................         850.9              1,002.4
                                                                            ------------         ------------

     Total Short-term and Long-term Debt..................................  $    1,407.9         $    1,181.7
                                                                            ============         ============

     Short-term Debt
     ---------------

     Equitable Life has a $700.0 million bank credit facility available to fund short-term working capital needs and to facilitate the securities settlement process. The credit facility consists of two types of borrowing options with varying interest rates and expires in September 2000. The interest rates are based on external indices dependent on the type of borrowing and at December 31, 1999 range from 5.76% to 8.5%. There were no borrowings outstanding under this bank credit facility at December 31, 1999.

     Equitable Life has a commercial paper program with an issue limit of $1.0 billion. This program is available for general corporate purposes used to support Equitable Life's liquidity needs and is supported by Equitable Life's existing $700.0 million bank credit facility. At December 31, 1999, there were $166.9 million outstanding under this program.

     Alliance has a $425.0 million five-year revolving credit facility with a group of commercial banks. Under the facility, the interest rate, at the option of Alliance, is a floating rate generally based upon a defined prime rate, a rate related to the London Interbank Offered Rate ("LIBOR") or the Federal Funds Rate. A facility fee is payable on the total facility. During July 1999, Alliance increased the size of its commercial paper program by $200.0 million from $425.0 million for a total available limit of $625.0 million. Borrowings from the revolving credit facility and the original commercial paper program may not exceed $425.0 million in the aggregate. The revolving credit facility provides backup liquidity for commercial paper issued under

     Alliance's commercial paper program and can be used as a direct source of borrowing. The revolving credit facility contains covenants that require Alliance to, among other things, meet certain financial ratios. At December 31, 1999, Alliance had commercial paper outstanding totaling $384.7 million at an effective interest rate of 5.9%; there were no borrowings outstanding under Alliance's revolving credit facility.

     In December 1999, Alliance established a $100.0 million extendible commercial notes ("ECN") program to supplement its commercial paper program. ECN's are short-term debt instruments that do not require any back-up liquidity support.

     Long-term Debt
     --------------

     Several of the long-term debt agreements have restrictive covenants related to the total amount of debt, net tangible assets and other matters. At December 31, 1999, the Company is in compliance with all debt covenants.

     The Company has pledged real estate, mortgage loans, cash and securities amounting to $323.6 million and $640.2 million at December 31, 1999 and 1998, respectively, as collateral for certain short-term and long-term debt.

     At December 31, 1999, aggregate maturities of the long-term debt based on required principal payments at maturity was $3.0 million for 2000 and $848.7 million for 2005 and thereafter.

10)  FEDERAL INCOME TAXES

     A summary of the Federal income tax expense in the consolidated statements of earnings follows:

                                                               1999               1998                1997
                                                          -------------       ------------       ------------
                                                                              (IN MILLIONS)
     Federal income tax expense (benefit):
       Current..........................................  $       174.0       $      283.3       $      186.5
       Deferred.........................................          158.0               69.8              (95.0)
                                                          -------------       ------------       ------------
     Total..............................................  $       332.0       $      353.1       $       91.5
                                                          =============       ============       ============

     The Federal income taxes attributable to consolidated operations are different from the amounts determined by multiplying the earnings before Federal income taxes and minority interest by the expected Federal income tax rate of 35%. The sources of the difference and their tax effects follow:

                                                               1999               1998                1997
                                                          -------------       ------------       ------------
                                                                              (IN MILLIONS)
     Expected Federal income tax expense................  $       458.4       $      414.3       $      234.7
     Non-taxable minority interest......................          (47.8)             (33.2)             (38.0)
     Non-taxable subsidiary gains.......................          (37.1)              (6.4)               -
     Adjustment of tax audit reserves...................           27.8               16.0              (81.7)
     Equity in unconsolidated subsidiaries..............          (64.0)             (39.3)             (45.1)
     Other..............................................           (5.3)               1.7               21.6
                                                          -------------       ------------       ------------
     Federal Income Tax Expense.........................  $       332.0       $      353.1       $       91.5
                                                          =============       ============       ============

     The components of the net deferred Federal income taxes are as follows:

                                                    DECEMBER 31, 1999                  December 31, 1998
                                              -----------------------------      -----------------------------
                                                 ASSETS         LIABILITIES         Assets         Liabilities
                                              -----------      ------------      ------------      -----------
                                                                        (IN MILLIONS)
     Compensation and related benefits......  $       -        $       37.7      $      235.3      $       -
     Other..................................          -                20.6              27.8              -
     DAC, reserves and reinsurance..........          -               329.7               -              231.4
     Investments............................        115.1               -                 -              364.4
                                              -----------      ------------      ------------      -----------
     Total..................................  $     115.1      $      388.0      $      263.1      $     595.8
                                              ===========      ============      ============      ===========

     At December 31, 1999, in conjunction with the non-qualified employee benefit plans, $236.8 million in deferred tax asset was transferred to the Holding Company. See Note 12 for discussion of the benefit plans transferred.

     The deferred Federal income taxes impacting operations reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of these temporary differences and their tax effects follow:

                                                               1999               1998                1997
                                                          -------------       ------------       ------------
                                                                              (IN MILLIONS)

     DAC, reserves and reinsurance......................  $        83.2       $       (7.7)      $       46.2
     Investments........................................            3.2               46.8             (113.8)
     Compensation and related benefits..................           21.0               28.6                3.7
     Other..............................................           50.6                2.1              (31.1)
                                                          -------------       ------------       ------------
     Deferred Federal Income Tax
       Expense (Benefit)................................  $       158.0       $       69.8       $      (95.0)
                                                          =============       ============       ============

     The Internal Revenue Service (the "IRS") is in the process of examining the Holding Company's consolidated Federal income tax returns for the years 1992 through 1996. Management believes these audits will have no material adverse effect on the Company's results of operations.

11)  REINSURANCE AGREEMENTS

     The Insurance Group assumes and cedes reinsurance with other insurance companies. The Insurance Group evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. Ceded reinsurance does not relieve the originating insurer of liability. The effect of reinsurance (excluding group life and health) is summarized as follows:

                                                               1999               1998                1997
                                                          -------------       ------------       ------------
                                                                              (IN MILLIONS)

     Direct premiums....................................  $       420.6       $      438.8       $      448.6
     Reinsurance assumed................................          206.7              203.6              198.3
     Reinsurance ceded..................................          (69.1)             (54.3)             (45.4)
                                                          -------------       ------------       ------------
     Premiums...........................................  $       558.2       $      588.1       $      601.5
                                                          =============       ============       ============

     Universal Life and Investment-type Product
       Policy Fee Income Ceded..........................  $        69.7       $       75.7       $       61.0
                                                          =============       ============       ============
     Policyholders' Benefits Ceded......................  $        99.6       $       85.9       $       70.6
                                                          =============       ============       ============
     Interest Credited to Policyholders' Account
       Balances Ceded...................................  $        38.5       $       39.5       $       36.4
                                                          =============       ============       ============

     Since 1997, the Company reinsures on a yearly renewal term basis 90% of the mortality risk on new issues of certain term, universal and variable life products. The Company's retention limit on joint survivorship policies is $15.0 million. All in force business above $5.0 million is reinsured. The Insurance Group also reinsures the entire risk on certain substandard underwriting risks and in certain other cases.

     The Insurance Group cedes 100% of its group life and health business to a third party insurer. Premiums ceded totaled $.1 million, $1.3 million and $1.6 million for 1999, 1998 and 1997, respectively. Ceded death and disability benefits totaled $44.7 million, $15.6 million and $4.3 million for 1999, 1998 and 1997, respectively. Insurance liabilities ceded totaled $510.5 million and $560.3 million at December 31, 1999 and 1998, respectively.

12)  EMPLOYEE BENEFIT PLANS

     The Company sponsors qualified and non-qualified defined benefit plans covering substantially all employees (including certain qualified part-time employees), managers and certain agents. The pension plans are non-contributory. Equitable Life's benefits are based on a cash balance formula or years of service and final average earnings, if greater, under certain grandfathering rules in the plans. Alliance's benefits are based on years of credited service, average final base salary and primary social security benefits. The Company's funding policy is to make the minimum contribution required by the Employee Retirement Income Security Act of 1974 ("ERISA").

     Effective December 31, 1999, the Holding Company legally assumed primary liability from Equitable Life for all current and future obligations of its Excess Retirement Plan, Supplemental Executive Retirement Plan and certain other employee benefit plans that provide participants with medical, life insurance, and deferred compensation benefits; Equitable Life remains secondarily liable. The amount of the liability associated with employee benefits transferred was $676.5 million, including $183.0 million of non-qualified pension benefit obligations and $394.1 million of postretirement benefits obligations at December 31, 1999. This transfer was recorded as a non-cash capital contribution to Equitable Life.

     Components of net periodic pension (credit) cost for the qualified and non-qualified plans follow:

                                                               1999               1998                1997
                                                          -------------       ------------       ------------
                                                                              (IN MILLIONS)
     Service cost.......................................  $        36.7       $       33.2       $       32.5
     Interest cost on projected benefit obligations.....          131.6              129.2              128.2
     Actual return on assets............................         (189.8)            (175.6)            (307.6)
     Net amortization and deferrals.....................            7.5                6.1              166.6
                                                          -------------       ------------       ------------
     Net Periodic Pension Cost (Credit).................  $       (14.0)      $       (7.1)      $       19.7
                                                          =============       ============       ============

     The projected benefit obligations under the qualified and non-qualified pension plans were comprised of:

                                                                                        DECEMBER 31,
                                                                              -------------------------------
                                                                                  1999                1998
                                                                              ------------       ------------
                                                                                        (IN MILLIONS)

     Benefit obligations, beginning of year.................................  $    1,933.4       $    1,801.3
     Service cost...........................................................          36.7               33.2
     Interest cost..........................................................         131.6              129.2
     Actuarial (gains) losses...............................................         (53.3)             108.4
     Benefits paid..........................................................        (123.1)            (138.7)
                                                                              ------------       ------------
     Subtotal before transfer...............................................       1,925.3            1,933.4
     Transfer of Non-qualified Pension Benefit Obligation
       to the Holding Company...............................................        (262.5)               -
                                                                              ------------       ------------
     Benefit Obligation, End of Year........................................  $    1,662.8       $    1,933.4
                                                                              ============       ============

     The funded status of the qualified and non-qualified pension plans was as follows:

                                                                                        DECEMBER 31,
                                                                              -------------------------------
                                                                                  1999                1998
                                                                              ------------       ------------
                                                                                        (IN MILLIONS)

     Plan assets at fair value, beginning of year...........................  $    2,083.1       $    1,867.4
     Actual return on plan assets...........................................         369.0              338.9
     Contributions..........................................................            .1                -
     Benefits paid and fees.................................................        (108.5)            (123.2)
                                                                              ------------       ------------
     Plan assets at fair value, end of year.................................       2,343.7            2,083.1
     Projected benefit obligations..........................................       1,925.3            1,933.4
                                                                              ------------       ------------
     Excess of plan assets over projected benefit obligations...............         418.4              149.7
     Unrecognized prior service cost........................................          (5.2)              (7.5)
     Unrecognized net (gain) loss from past experience different
       from that assumed....................................................        (197.3)              38.7
     Unrecognized net asset at transition...................................           (.1)               1.5
                                                                              ------------       ------------
     Subtotal before transfer...............................................         215.8              182.4
     Transfer of Accrued Non-qualified Pension Benefit Obligation
       to the Holding Company...............................................         183.0                -
                                                                              ------------       ------------
     Prepaid Pension Cost, Net..............................................  $      398.8       $      182.4
                                                                              ============       ============

     The prepaid pension cost for pension plans with assets in excess of projected benefit obligations was $412.2 million and $363.9 million and the accrued liability for pension plans with projected benefit obligations in excess of plan assets was $13.5 million and $181.5 million at December 31, 1999 and 1998, respectively.

     The pension plan assets include corporate and government debt securities, equity securities, equity real estate and shares of group trusts managed by Alliance. The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of projected benefit obligations were 8.0% and 6.38%, respectively, at December 31, 1999 and 7.0% and 3.83%, respectively, at December 31, 1998. As of January 1, 1999 and 1998, the expected long-term rate of return on assets for the retirement plan was 10.0% and 10.25%, respectively.

     The Company recorded, as a reduction of shareholder's equity, an additional minimum pension liability of $.1 million, $28.3 million and $17.3 million, net of Federal income taxes, at December 31, 1999, 1998 and 1997, respectively, primarily representing the excess of the accumulated benefit obligation of the non-qualified pension plan over the accrued liability. The aggregate accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $325.7 million and $36.3 million, respectively, at December 31, 1999 and $309.7 million and $34.5 million, respectively, at December 31, 1998.

     Prior to 1987, the qualified plan funded participants' benefits through the purchase of non-participating annuity contracts from Equitable Life. Benefit payments under these contracts were approximately $30.2 million, $31.8 million and $33.2 million for 1999, 1998 and 1997, respectively.

     The Company provides certain medical and life insurance benefits (collectively, "postretirement benefits") for qualifying employees, managers and agents retiring from the Company (i) on or after attaining age 55 who have at least 10 years of service or (ii) on or after attaining age 65 or (iii) whose jobs have been abolished and who have attained age 50 with 20 years of service. The life insurance benefits are related to age and salary at retirement. The costs of postretirement benefits are recognized in accordance with the provisions of SFAS No. 106. The Company continues to fund postretirement benefits costs on a pay-as-you-go basis and, for 1999, 1998 and 1997, the Company made estimated postretirement benefits payments of $29.5 million, $28.4 million and $18.7 million, respectively.

     The following table sets forth the postretirement benefits plan's status, reconciled to amounts recognized in the Company's consolidated financial statements:

                                                               1999               1998                1997
                                                         -----------------   ----------------   -----------------
                                                                              (IN MILLIONS)

     Service cost.......................................  $         4.7       $        4.6       $        4.5
     Interest cost on accumulated postretirement
       benefits obligation..............................           34.4               33.6               34.7
     Unrecognized prior service costs...................           (7.0)               -                  -
     Net amortization and deferrals.....................            8.4                 .5                1.9
                                                         -----------------   ----------------   -----------------
     Net Periodic Postretirement Benefits Costs.........  $        40.5       $       38.7       $       41.1
                                                         =================   ================   =================

                                                                                        DECEMBER 31,
                                                                              -------------------------------
                                                                                  1999                1998
                                                                              ------------       ------------
                                                                                        (IN MILLIONS)

     Accumulated postretirement benefits obligation, beginning
       of year..............................................................  $      490.4       $      490.8
     Service cost...........................................................           4.7                4.6
     Interest cost..........................................................          34.4               33.6
     Contributions and benefits paid........................................         (29.5)             (28.4)
     Actuarial gains........................................................         (29.0)             (10.2)
                                                                              ------------       ------------
     Accumulated postretirement benefits obligation, end of year............         471.0              490.4
     Unrecognized prior service cost........................................          26.9               31.8
     Unrecognized net loss from past experience different
       from that assumed and from changes in assumptions....................         (86.0)            (121.2)
                                                                              ------------       ------------
     Subtotal before transfer...............................................         411.9              401.0
     Transfer to the Holding Company........................................        (394.1)               -
                                                                              ------------       ------------
     Accrued Postretirement Benefits Cost...................................  $       17.8       $      401.0
                                                                              ============       ============

     Since January 1, 1994, costs to the Company for providing these medical benefits available to retirees under age 65 are the same as those offered to active employees and medical benefits will be limited to 200% of 1993 costs for all participants.

     The assumed health care cost trend rate used in measuring the accumulated postretirement benefits obligation was 7.5% in 1999, gradually declining to 4.75% in the year 2010, and in 1998 was 8.0%, gradually declining to 2.5% in the year 2009. The discount rate used in determining the accumulated postretirement benefits obligation was 8.0% and 7.0% at December 31, 1999 and 1998, respectively.

     If the health care cost trend rate assumptions were increased by 1%, the accumulated postretirement benefits obligation as of December 31, 1999 would be increased 3.55%. The effect of this change on the sum of the service cost and interest cost would be an increase of 3.91%. If the health care cost trend rate assumptions were decreased by 1% the accumulated postretirement benefits obligation as of December 31, 1999 would be decreased by 4.38%. The effect of this change on the sum of the service cost and interest cost would be a decrease of 4.96%.

13)  DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

     Derivatives
     -----------

     The Insurance Group primarily uses derivatives for asset/liability risk management and for hedging individual securities. Derivatives mainly are utilized to reduce the Insurance Group's exposure to interest rate fluctuations. Accounting for interest rate swap transactions is on an accrual basis. Gains and losses related to interest rate swap transactions are amortized as yield adjustments over the remaining life of the underlying hedged security. Income and expense resulting from interest rate swap activities are reflected in net investment income. The notional amount of matched interest rate swaps outstanding at December 31, 1999 and 1998, respectively, was $797.3 million and $880.9 million. The average unexpired terms at December 31, 1999 ranged from two months to 5.0 years. At December 31, 1999, the cost of terminating swaps in a loss position was $1.8 million. Equitable Life maintains an interest rate cap program designed to hedge crediting rates on interest-sensitive individual annuities contracts. The outstanding notional amounts at December 31, 1999 of contracts purchased and sold were $7,575.0 million and $875.0 million, respectively. The net premium paid by Equitable Life on these contracts was $51.6 million and is being amortized ratably over the contract periods ranging from 1 to 4 years. Income and expense resulting from this program are reflected as an adjustment to interest credited to policyholders' account balances.

     DLJ enters into certain contractual agreements referred to as derivatives or off-balance-sheet financial instruments primarily for trading purposes and to provide products for its clients. DLJ performs the following activities: writing over-the-counter ("OTC") options to accommodate customer needs; trading in forward contracts in U.S. government and agency issued or guaranteed securities; trading in futures contracts on equity based indices, interest rate instruments, and currencies; and issuing structured products based on emerging market financial instruments and indices. DLJ also enters into swap agreements, primarily equity, interest rate and foreign currency swaps. DLJ is not significantly involved in commodity derivative instruments.

     Fair Value of Financial Instruments
     -----------------------------------

     The Company defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

     Certain financial instruments are excluded, particularly insurance liabilities other than financial guarantees and investment contracts. Fair market value of off-balance-sheet financial instruments of the Insurance Group was not material at December 31, 1999 and 1998.

     Fair values for mortgage loans on real estate are estimated by discounting future contractual cash flows using interest rates at which loans with similar characteristics and credit quality would be made. Fair values for foreclosed mortgage loans and problem mortgage loans are limited to the estimated fair value of the underlying collateral if lower.

     Fair values of policy loans are estimated by discounting the face value of the loans from the time of the next interest rate review to the present, at a rate equal to the excess of the current estimated market rates over the current interest rate charged on the loan.

     The estimated fair values for the Company's association plan contracts, supplementary contracts not involving life contingencies ("SCNILC") and annuities certain, which are included in policyholders' account balances, and guaranteed interest contracts are estimated using projected cash flows discounted at rates reflecting expected current offering rates.

     The estimated fair values for variable deferred annuities and single premium deferred annuities ("SPDA"), which are included in policyholders' account balances, are estimated by discounting the account value back from the time of the next crediting rate review to the present, at a rate equal to the excess of current estimated market rates offered on new policies over the current crediting rates.

     Fair values for long-term debt are determined using published market values, where available, or contractual cash flows discounted at market interest rates. The estimated fair values for non-recourse mortgage debt are determined by discounting contractual cash flows at a rate which takes into account the level of current market interest rates and collateral risk. The estimated fair values for recourse mortgage debt are determined by discounting contractual cash flows at a rate based upon current interest rates of other companies with credit ratings similar to the Company. The Company's carrying value of short-term borrowings approximates their estimated fair value.

     The following table discloses carrying value and estimated fair value for financial instruments not otherwise disclosed in Notes 3, 7 and 8:

                                                                        DECEMBER 31,
                                             --------------------------------------------------------------------
                                                           1999                               1998
                                             ---------------------------------  ---------------------------------
                                                CARRYING         ESTIMATED         Carrying         Estimated
                                                 VALUE          FAIR VALUE          Value           Fair Value
                                             ---------------  ----------------  ---------------   ---------------
                                                                        (IN MILLIONS)
     Consolidated Financial Instruments:
     -----------------------------------
     Mortgage loans on real estate..........  $    3,270.0     $     3,239.3     $     2,809.9     $    2,961.8
     Other limited partnership interests....         647.9             647.9             562.6            562.6
     Policy loans...........................       2,257.3           2,359.5           2,086.7          2,370.7
     Policyholders' account balances -
       investment contracts.................      12,740.4          12,800.5          12,892.0         13,396.0
     Long-term debt.........................         850.9             834.9           1,002.4          1,025.2

     Closed Block Financial Instruments:
     -----------------------------------
     Mortgage loans on real estate..........  $    1,704.2     $     1,650.3     $     1,633.4     $    1,703.5
     Other equity investments...............          36.3              36.3              56.4             56.4
     Policy loans...........................       1,593.9           1,712.0           1,641.2          1,929.7
     SCNILC liability.......................          22.8              22.5              25.0             25.0

     Discontinued Operations Financial
     ---------------------------------
     Instruments:
     ------------
     Mortgage loans on real estate..........  $      454.6     $       467.0     $       553.9     $      599.9
     Fixed maturities.......................          85.5              85.5              24.9             24.9
     Other equity investments...............          55.8              55.8             115.1            115.1
     Guaranteed interest contracts..........          33.2              27.5              37.0             34.0
     Long-term debt.........................         101.9             101.9             147.1            139.8

14)  COMMITMENTS AND CONTINGENT LIABILITIES

     The Company has provided, from time to time, certain guarantees or commitments to affiliates, investors and others. These arrangements include commitments by the Company, under certain conditions: to make capital contributions of up to $59.4 million to affiliated real estate joint ventures; and to provide equity financing to certain limited partnerships of $373.8 million at December 31, 1999, under existing loan or loan commitment agreements.

     Equitable Life is the obligor under certain structured settlement agreements which it had entered into with unaffiliated insurance companies and beneficiaries. To satisfy its obligations under these agreements, Equitable Life owns single premium annuities issued by previously wholly owned life insurance subsidiaries. Equitable Life has directed payment under these annuities to be made directly to the beneficiaries under the structured settlement agreements. A contingent liability exists with respect to these agreements should the previously wholly owned subsidiaries be unable to meet their obligations. Management believes the satisfaction of those obligations by Equitable Life is remote.

     The Insurance Group had $24.9 million of letters of credit outstanding at December 31, 1999.

15)  LITIGATION

     The Company
     -----------

     Life Insurance and Annuity Sales Cases

     A number of lawsuits are pending as individual claims and purported class actions against Equitable Life, its subsidiary insurance company and a former insurance subsidiary. These actions involve, among other things, sales of life and annuity products for varying periods from 1980 to the present, and allege, among other things, sales practice misrepresentation primarily involving: the number of premium payments required; the propriety of a product as an investment vehicle; the propriety of a product as a replacement of an existing policy; and failure to disclose a product as life insurance. Some actions are in state courts and others are in U.S. District Courts in different jurisdictions, and are in varying stages of discovery and motions for class certification.

     In general, the plaintiffs request an unspecified amount of damages, punitive damages, enjoinment from the described practices, prohibition against cancellation of policies for non-payment of premium or other remedies, as well as attorneys' fees and expenses. Similar actions have been filed against other life and health insurers and have resulted in the award of substantial judgments, including material amounts of punitive damages, or in substantial settlements. Although the outcome of litigation cannot be predicted with certainty, particularly in the early stages of an action, the Company's management believes that the ultimate resolution of these cases should not have a material adverse effect on the financial position of the Company. The Company's management cannot make an estimate of loss, if any, or predict whether or not any such litigation will have a material adverse effect on the Company's results of operations in any particular period.

     Discrimination Case

     Equitable Life is a defendant in an action, certified as a class action in September 1997, in the United States District Court for the Northern District of Alabama, Southern Division, involving alleged discrimination on the basis of race against African-American applicants and potential applicants in hiring individuals as sales agents. Plaintiffs seek a declaratory judgment and affirmative and negative injunctive relief, including the payment of back-pay, pension and other compensation. Although the outcome of litigation cannot be predicted with certainty, the Company's management believes that the ultimate resolution of this matter should not have a material adverse effect on the financial position of the Company. The Company's management cannot make an estimate of loss, if any, or predict whether or not such matter will have a material adverse effect on the Company's results of operations in any particular period.

     Agent Health Benefits Case

     Equitable Life is a defendant in an action, certified as a class action in March 1999, in the United States District Court for the Northern District of California, alleging, among other things, that Equitable Life violated ERISA by eliminating certain alternatives pursuant to which agents of Equitable Life could qualify for health care coverage. The class consists of "[a]ll current, former and retired Equitable agents, who while associated with Equitable satisfied [certain alternatives] to qualify for health coverage or contributions thereto under applicable plans." Plaintiffs allege various causes of action under ERISA, including claims for enforcement of alleged promises contained in plan documents and for enforcement of agent bulletins, breach of unilateral contract, breach of fiduciary duty and promissory estoppel. The parties are currently engaged in discovery. Although the outcome of any litigation cannot be predicted with certainty, the Company's management believes that the ultimate resolution of this matter should not have a material adverse effect on the financial position of the Company. The Company's management cannot make an estimate of loss, if any, or predict whether or not such matter will have a material adverse effect on the Company's results of operations in any particular period.

     Prime Property Fund Case

     In January 2000, the California Supreme Court denied the Company's petition for review of an October 1999 decision by the California Superior Court of Appeal. Such decision reversed the dismissal by the Supreme Court of Orange County, California of an action which was commenced in 1995 by a real estate developer in connection with a limited partnership formed in 1991 with the Company on behalf of Prime Property Fund ("PPF"). The Company serves as investment manager for PPF, an open-end, commingled real estate separate account of the Company for pension clients. Plaintiff alleges breach of fiduciary duty and other claims principally in connection with PPF's 1995 purchase and subsequent foreclosure of the loan which financed the partnership's property. Plaintiff seeks compensatory and punitive damages. The case has been remanded to the Superior Court for further proceedings. Although the outcome of litigation cannot be predicted with certainty, the Company's management believes that the ultimate resolution of this matter should not have a material adverse effect on the financial position of the Company. The Company's management cannot make an estimate of loss, if any, or predict whether or not this matter will have a material adverse effect on the Company's results of operations in any particular period.


     Alliance Capital
     ----------------

     In July 1995, a class action complaint was filed against Alliance North American Government Income Trust, Inc. (the "Fund"), Alliance Holding and certain other defendants affiliated with Alliance, including the Holding Company, alleging violations of Federal securities laws, fraud and breach of fiduciary duty in connection with the Fund's investments in Mexican and Argentine securities. The original complaint was dismissed in 1996; on appeal, the dismissal was affirmed. In October 1996, plaintiffs filed a motion for leave to file an amended complaint, alleging the Fund failed to hedge against currency risk despite representations that it would do so, the Fund did not properly disclose that it planned to invest in mortgage-backed derivative securities and two Fund advertisements misrepresented the risks of investing in the Fund. In October 1998, the U.S. Court of Appeals for the Second Circuit issued an order granting plaintiffs' motion to file an amended complaint alleging that the Fund misrepresented its ability to hedge against currency risk and denying plaintiffs' motion to file an amended complaint containing the other allegations. In December 1999, the United States District Court for the Southern District of New York granted the defendants' motion for summary judgment on all claims against all defendants. Later in December 1999, the plaintiffs filed motions for reconsideration of the Court's ruling. These motions are currently pending with the Court.

     In connection with the Reorganization; Alliance assumed any liabilities which Alliance Holding may have with respect to this action. Alliance and Alliance Holding believe that the allegations in the amended complaint are without merit and intend to vigorously defend against these claims. While the ultimate outcome of this matter cannot be determined at this time, management of Alliance Holding and Alliance do not expect that it will have a material adverse effect on Alliance Holding's or Alliance's results of operations or financial condition.

     DLJSC
     -----

     Donaldson, Lufkin & Jenrette Securities Corporation ("DLJSC") is a defendant along with certain other parties in a class action complaint involving the underwriting of units, consisting of notes and warrants to purchase common shares, of Rickel Home Centers, Inc. ("Rickel"), which filed a voluntary petition for reorganization pursuant to Chapter 11 of the Bankruptcy Code. The complaint seeks unspecified compensatory and punitive damages from DLJSC, as an underwriter and as an owner of 7.3% of the common stock, for alleged violation of Federal securities laws and common law fraud for alleged misstatements and omissions contained in the prospectus and registration statement used in the offering of the units. In April 1999, the complaint against DLJSC and the other defendants was dismissed. The plaintiffs have appealed. DLJSC intends to defend itself vigorously against all the allegations contained in the complaint.

     DLJSC is a defendant in a purported class action filed in a Texas State Court on behalf of the holders of $550 million principal amount of subordinated redeemable discount debentures of National Gypsum Corporation ("NGC"). The debentures were canceled in connection with a Chapter 11 plan of reorganization for NGC consummated in July 1993. The litigation seeks compensatory and punitive damages for DLJSC's activities as financial advisor to NGC in the course of NGC's Chapter 11 proceedings. In March 1999, the Court granted motions for summary judgment filed by DLJSC and the other defendants. The plaintiffs have appealed. DLJSC intends to defend itself vigorously against all the allegations contained in the complaint.

     In November 1998, three purported class actions were filed in the U.S. District Court for the Southern District of New York against more than 25 underwriters of initial public offering securities, including DLJSC. The complaints allege that defendants conspired to fix the "fee" paid for underwriting initial public offering securities by setting the underwriters' discount or "spread" at 7%, in violation of the Federal antitrust laws. The complaints seek treble damages in an unspecified amount and injunctive relief as well as attorneys' fees and costs. In March 1999, the plaintiffs filed a consolidated amended complaint. A motion by all defendants to dismiss the complaints on several grounds is pending. Separately, the U.S. Department of Justice has issued a Civil Investigative Demand to several investment banking firms, including DLJSC, seeking documents and information relating to "alleged" price-fixing with respect to underwriting spreads in initial public offerings. The Justice Department has not made any charges against DLJSC or the other investment banking firms. DLJSC is cooperating with the Justice Department in providing the requested information and believes that no violation of law by DLJSC has occurred.

     Although there can be no assurance, DLJ's management does not believe that the ultimate resolution of the litigations described above to which DLJSC is a party will have a material adverse effect on DLJ's consolidated financial condition. Based upon the information currently available to it, DLJ's management cannot predict whether or not such litigations will have a material adverse effect on DLJ's results of operations in any particular period.

     Other Matters

     In addition to the matters described above, the Holding Company and its subsidiaries are involved in various legal actions and proceedings in connection with their businesses. Some of the actions and proceedings have been brought on behalf of various alleged classes of claimants and certain of these claimants seek damages of unspecified amounts. While the ultimate outcome of such matters cannot be predicted with certainty, in the opinion of management no such matter is likely to have a material adverse effect on the Company's consolidated financial position or results of operations.

16)  LEASES

     The Company has entered into operating leases for office space and certain other assets, principally information technology equipment and office furniture and equipment. Future minimum payments under noncancelable leases for 2000 and the four successive years are $111.2 million, $93.3 million, $78.3 million, $71.9 million, $66.5 million and $523.7 million thereafter. Minimum future sublease rental income on these noncancelable leases for 2000 and the four successive years is $5.2 million, $4.1 million, $2.8 million, $2.8 million, $2.8 million and $23.8 million thereafter.

     At December 31, 1999, the minimum future rental income on noncancelable operating leases for wholly owned investments in real estate for 2000 and the four successive years is $120.7 million, $113.5 million, $96.0 million, $79.7 million, $74.1 million and $354.6 million thereafter.

17)  OTHER OPERATING COSTS AND EXPENSES

     Other operating costs and expenses consisted of the following:

                                                               1999               1998                1997
                                                          -------------       ------------       ------------
                                                                              (IN MILLIONS)

     Compensation costs.................................  $     1,010.6       $      772.0       $      721.5
     Commissions........................................          549.5              478.1              409.6
     Short-term debt interest expense...................           16.7               26.1               31.7
     Long-term debt interest expense....................           76.3               84.6              121.2
     Amortization of policy acquisition costs...........          314.5              292.7              287.3
     Capitalization of policy acquisition costs.........         (709.9)            (609.1)            (508.0)
     Writedown of policy acquisition costs..............          131.7                -                  -
     Rent expense, net of sublease income...............          113.9              100.0              101.8
     Cursitor intangible assets writedown...............            -                  -                120.9
     Other..............................................        1,294.0            1,056.8              917.9
                                                          -------------       ------------       ------------
     Total..............................................  $     2,797.3       $    2,201.2       $    2,203.9
                                                         =================   ================   =================

     During 1997, the Company restructured certain operations in connection with cost reduction programs and recorded a pre-tax provision of $42.4 million. The amount paid during 1999 associated with cost reduction programs totaled $15.6 million. At December 31, 1999, the remaining liabilities associated with cost reduction programs was $8.8 million. The 1997 cost reduction program included costs related to employee termination and exit costs.

18)  INSURANCE GROUP STATUTORY FINANCIAL INFORMATION

     Equitable Life is restricted as to the amounts it may pay as shareholder dividends. Under the New York Insurance Law, the Superintendent has broad discretion to determine whether the financial condition of a stock life insurance company would support the payment of dividends to its shareholders. For 1999, 1998 and 1997, statutory net income (loss) totaled $547.0 million, $384.4 million and ($351.7) million, respectively. Statutory surplus, capital stock and Asset Valuation Reserve ("AVR") totaled $5,570.6 million and $4,728.0 million at December 31, 1999 and 1998, respectively. In September 1999, $150.0 million in dividends were paid to the Holding Company by Equitable Life, the first such payment since Equitable Life's demutualization in 1992.

     At December 31, 1999, the Insurance Group, in accordance with various government and state regulations, had $26.8 million of securities deposited with such government or state agencies.

     The differences between statutory surplus and capital stock determined in accordance with Statutory Accounting Principles ("SAP") and total shareholder's equity under GAAP are primarily: (a) the inclusion in SAP of an AVR intended to stabilize surplus from fluctuations in the value of the investment portfolio; (b) future policy benefits and policyholders' account balances under SAP differ from GAAP due to differences between actuarial assumptions and reserving methodologies; (c) certain policy acquisition costs are expensed under SAP but deferred under GAAP and amortized over future periods to achieve a matching of revenues and expenses; (d) external and certain internal costs incurred to obtain or develop internal use computer software during the application development stage is capitalized under GAAP but expensed under SAP; (e) Federal income taxes are generally accrued under SAP based upon revenues and expenses in the Federal income tax return while under GAAP deferred taxes provide for timing differences between recognition of revenues and expenses for financial reporting and income tax purposes; (f) the valuation of assets under SAP and GAAP differ due to different investment valuation and depreciation methodologies, as well as the deferral of interest-related realized capital gains and losses on fixed income investments; and (g) differences in the accrual methodologies for post-employment and retirement benefit plans.

19)  BUSINESS SEGMENT INFORMATION

     The Company's operations consist of Insurance and Investment Services. The Company's management evaluates the performance of each of these segments independently and allocates resources based on current and future requirements of each segment. Management evaluates the performance of each segment based upon operating results adjusted to exclude the effect of unusual or non-recurring events and transactions and certain revenue and expense categories not related to the base operations of the particular business net of minority interest. Information for all periods is presented on a comparable basis.

     Intersegment investment advisory and other fees of approximately $75.6 million, $61.8 million and $84.1 million for 1999, 1998 and 1997, respectively, are included in total revenues of the Investment Services segment. These fees, excluding amounts related to discontinued operations of $.5 million, $.5 million and $4.2 million for 1999, 1998 and 1997, respectively, are eliminated in consolidation.

     The following tables reconcile each segment's revenues and operating earnings to total revenues and earnings from continuing operations before Federal income taxes and cumulative effect of accounting change as reported on the consolidated statements of earnings and the segments' assets to total assets on the consolidated balance sheets, respectively.

                                                               INVESTMENT
                                             INSURANCE          SERVICES         ELIMINATION           TOTAL
                                            -------------     ------------       ------------      ------------
                                                                       (IN MILLIONS)
     1999
     ----
     Segment revenues.....................  $     4,283.0     $    2,052.7       $      (23.8)     $    6,311.9
     Investment (losses) gains............         (199.4)           111.5                -               (87.9)
                                            -------------     ------------       ------------      ------------
     Total Revenues.......................  $     4,083.6     $    2,164.2       $      (23.8)     $    6,224.0
                                            =============     ============       ============      ============

     Pre-tax operating earnings...........  $       895.7     $      427.0       $        -        $    1,322.7
     Investment (losses) gains , net of
       DAC and other charges..............         (208.4)           110.5                -               (97.9)
     Non-recurring DAC adjustments........         (131.7)             -                  -              (131.7)
     Pre-tax minority interest............            -              216.8                -               216.8
                                            -------------     ------------       ------------      ------------
     Earnings from Continuing
       Operations.........................  $       555.6     $      754.3       $        -        $    1,309.9
                                            =============     ============       ============      ============

     Total Assets.........................  $    86,842.7     $   12,961.7       $       (8.9)     $   99,795.5
                                            =============     ============       ============      ============


     1998
     ----
     Segment revenues.....................  $     4,029.8     $    1,438.4       $       (5.7)     $    5,462.5
     Investment gains.....................           64.8             35.4                -               100.2
                                            -------------     ------------       ------------      ------------
     Total Revenues.......................  $     4,094.6     $    1,473.8       $       (5.7)     $    5,562.7
                                            =============     ============       ============      ============

     Pre-tax operating earnings...........  $       688.6     $      284.3       $        -        $      972.9
     Investment gains, net of
       DAC and other charges..............           41.7             27.7                -                69.4
     Pre-tax minority interest............            -              141.5                -               141.5
                                            -------------     ------------       ------------      ------------
     Earnings from Continuing
       Operations.........................          730.3            453.5                -             1,183.8
                                            =============     ============       ============      ============

     Total Assets.........................  $    75,626.0     $   12,379.2       $      (64.4)     $   87,940.8
                                            =============     ============       ============      ============

                                                                   INVESTMENT
                                                INSURANCE           SERVICES        ELIMINATION           TOTAL
                                               -------------     ------------       ------------      ------------

        1997
        ----
        Segment revenues.....................  $     3,990.8     $    1,200.0       $       (7.7)     $    5,183.1
        Investment (losses) gains............         (318.8)           255.1                -               (63.7)
                                               -------------     ------------       ------------      ------------
        Total Revenues.......................  $     3,672.0     $    1,455.1       $       (7.7)     $    5,119.4
                                               =============     ============       ============      ============

        Pre-tax operating earnings...........  $       507.0     $      258.3       $        -        $      765.3
        Investment (losses) gains, net of
          DAC and other charges..............         (292.5)           252.7                -               (39.8)
        Non-recurring costs and expenses.....          (41.7)          (121.6)               -              (163.3)
        Pre-tax minority interest............            -              108.5                -               108.5
                                               -------------     ------------       ------------      ------------
        Earnings from Continuing
          Operations.........................  $       172.8     $      497.9       $        -        $      670.7
                                               =============     ============       ============      ============

        Total Assets.........................  $    67,762.4     $   13,691.4       $      (96.1)     $   81,357.7
                                               =============     ============       ============      ============


20)  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The quarterly results of operations for 1999 and 1998 are summarized below:

                                                                 THREE MONTHS ENDED
                                     ------------------------------------------------------------------------
                                        MARCH 31           JUNE 30          SEPTEMBER 30         DECEMBER 31
                                     -------------      -------------       ------------         ------------
                                                                    (IN MILLIONS)
     1999
     ----
     Total Revenues................  $     1,484.3      $     1,620.3       $    1,512.1         $    1,607.3
                                     =============      =============       ============         ============

     Earnings from Continuing
       Operations..................  $       187.3      $       222.6       $      186.5         $      182.1
                                     =============      =============       ============         ============

     Net Earnings..................  $       182.0      $       221.3       $      183.1         $      220.2
                                     =============      =============       ============         ============

     1998
     ----
     Total Revenues................  $     1,470.2      $     1,422.9       $    1,297.6         $    1,372.0
                                     =============      =============       ============         ============

     Earnings from Continuing
       Operations..................  $       212.8      $       197.0       $      136.8         $      158.9
                                     =============      =============       ============         ============

     Net Earnings..................  $       213.3      $       198.3       $      137.5         $      159.1
                                     =============      =============       ============         ============

21)  INVESTMENT IN DLJ

     At December 31, 1999, the Company's ownership of DLJ interest was approximately 31.71%. The Company's ownership interest in DLJ will continue to be reduced upon the exercise of options granted to certain DLJ employees and the vesting of forfeitable restricted stock units acquired by DLJ employees. DLJ restricted stock units represent forfeitable rights to receive approximately 5.2 million shares of DLJ common stock through February 2000.

     The results of operations of DLJ are accounted for on the equity basis and are included in commissions, fees and other income in the consolidated statements of earnings. The Company's carrying value of DLJ is included in investment in and loans to affiliates in the consolidated balance sheets.

     Summarized balance sheets information for DLJ, reconciled to the Company's carrying value of DLJ, are as follows:

                                                                                        DECEMBER 31,
                                                                              -------------------------------
                                                                                  1999                1998
                                                                              ------------       ------------
                                                                                        (IN MILLIONS)
     Assets:
     Trading account securities, at market value............................  $   27,982.4       $   13,195.1
     Securities purchased under resale agreements...........................      29,538.1           20,063.3
     Broker-dealer related receivables......................................      44,998.1           34,264.5
     Other assets...........................................................       6,493.5            4,759.3
                                                                              ------------       ------------
     Total Assets...........................................................  $  109,012.1       $   72,282.2
                                                                              ============       ============

     Liabilities:
     Securities sold under repurchase agreements............................  $   56,474.4       $   35,775.6
     Broker-dealer related payables.........................................      37,207.4           26,161.5
     Short-term and long-term debt..........................................       6,518.6            3,997.6
     Other liabilities......................................................       4,704.5            3,219.8
                                                                              ------------       ------------
     Total liabilities......................................................     104,904.9           69,154.5
     DLJ's company-obligated mandatorily redeemed preferred
       securities of subsidiary trust holding solely debentures of DLJ......         200.0              200.0
     Total shareholders' equity.............................................       3,907.2            2,927.7
                                                                              ------------       ------------
     Total Liabilities, Cumulative Exchangeable Preferred Stock and
       Shareholders' Equity.................................................  $  109,012.1       $   72,282.2
                                                                              ============       ============

     DLJ's equity as reported...............................................  $    3,907.2       $    2,927.7
     Unamortized cost in excess of net assets acquired in 1985
       and other adjustments................................................          22.9               23.7
     The Holding Company's equity ownership in DLJ..........................      (1,341.4)          (1,002.4)
     Minority interest in DLJ...............................................      (1,479.3)          (1,118.2)
                                                                              ------------       ------------
     The Company's Carrying Value of DLJ....................................  $    1,109.4       $      830.8
                                                                              ============       ============

     Summarized statements of earnings information for DLJ reconciled to the Company's equity in earnings of DLJ is as follows:

                                                                1999               1998               1997
                                                            ------------       ------------      -------------
                                                                               (IN MILLIONS)

     Commission, fees and other income..................... $    4,145.1       $    3,150.5      $     2,430.7
     Net investment income.................................      2,175.3            2,189.1            1,652.1
     Principal Transactions, net...........................        825.9               67.4              557.7
                                                            ------------       ------------      -------------
     Total revenues........................................      7,146.3            5,407.0            4,640.5
     Total expenses including income taxes.................      6,545.6            5,036.2            4,232.2
                                                            ------------       ------------      -------------
     Net earnings..........................................        600.7              370.8              408.3
     Dividends on preferred stock..........................         21.2               21.3               12.2
                                                            ------------       ------------      -------------
     Earnings Applicable to Common Shares.................. $      579.5       $      349.5      $       396.1
                                                            ============       ============      =============

     DLJ's earnings applicable to common shares as
       reported............................................ $      579.5       $      349.5      $       396.1
     Amortization of cost in excess of net assets
       acquired in 1985....................................          (.9)               (.8)              (1.3)
     The Holding Company's equity in DLJ's earnings........       (222.7)            (136.8)            (156.8)
     Minority interest in DLJ..............................       (172.9)             (99.5)            (109.1)
                                                            ------------       ------------      -------------
     The Company's Equity in DLJ's Earnings................ $      183.0       $      112.4      $       128.9
                                                            ============       ============      =============

22)  ACCOUNTING FOR STOCK-BASED COMPENSATION

     The Holding Company sponsors a stock incentive plan for employees of Equitable Life. DLJ and Alliance each sponsor their own stock option plans for certain employees. The Company has elected to continue to account for stock-based compensation using the intrinsic value method prescribed in APB No. 25. Had compensation expense for the Holding Company, DLJ and Alliance Stock Option Incentive Plan options been determined based on SFAS No. 123's fair value based method, the Company's pro forma net earnings for 1999, 1998 and 1997 would have been $757.1 million, $678.4 million and $426.3 million, respectively.

     The fair values of options granted after December 31, 1994, used as a basis for the pro forma disclosures above, were estimated as of the grant dates using the Black-Scholes option pricing model. The option pricing assumptions for 1999, 1998 and 1997 follow:

                                 HOLDING COMPANY                      DLJ                            ALLIANCE
                          ------------------------------ ------------------------------- ----------------------------------
                            1999      1998       1997      1999       1998      1997       1999       1998         1997
                          --------- ---------- --------- ---------- --------- ---------- --------- ------------ -----------
     Dividend yield......  0.31%      0.32%     0.48%      0.56%      0.69%     0.86%     8.70%       6.50%       8.00%

     Expected volatility.   28%        28%       20%        36%        40%       33%       29%         29%         26%

     Risk-free interest
       rate..............  5.46%      5.48%     5.99%      5.06%      5.53%     5.96%     5.70%       4.40%       5.70%

     Expected life
       in years..........    5          5         5          5          5         5         7          7.2         7.2

     Weighted average
       fair value per
       option at
       grant-date........  $10.78    $11.32     $6.13     $17.19     $16.27    $10.81     $3.88       $3.86       $2.18

     A summary of the Holding Company, DLJ and Alliance's option plans follows:

                                     HOLDING COMPANY                     DLJ                         ALLIANCE
                               ----------------------------- ----------------------------- -----------------------------
                                                 Weighted                      Weighted                     Weighted
                                                 Average                       Average                       Average
                                                 Exercise                      Exercise                     Exercise
                                                 Price of                      Price of                     Price of
                                   Shares        Options         Shares        Options         Units         Options
                               (In Millions)   Outstanding   (In Millions)   Outstanding   (In Millions)   Outstanding
                               --------------- ------------- --------------- ------------- -----------------------------
     Balance as of
       January 1, 1997........      13.4           $10.40         22.2         $14.03           10.0          $ 9.54
       Granted................       6.4           $20.93          6.4         $30.54            2.2          $18.28
       Exercised..............      (3.2)          $10.13          (.2)        $16.01           (1.2)         $ 8.06
       Forfeited..............       (.8)          $11.72          (.2)        $13.79            (.4)         $10.64
                               ---------------               -------------                 ---------------

     Balance as of
       December 31, 1997......      15.8           $14.53         28.2         $17.78           10.6          $11.41
       Granted................       8.6           $33.13          1.5         $38.59            2.8          $26.28
       Exercised..............      (2.2)          $10.59         (1.4)        $14.91            (.9)         $ 8.91
       Forfeited..............       (.8)          $23.51          (.1)        $17.31            (.2)         $13.14
                               ---------------               -------------                 ---------------

     Balance as of
       December 31, 1998......      21.4           $22.00         28.2         $19.04           12.3          $14.92
       Granted................       4.3           $31.70          4.8         $45.23            2.0          $30.18
       Exercised..............      (2.4)          $13.26         (2.2)        $34.61           (1.5)         $ 9.51
       Forfeited..............       (.6)          $24.29          (.1)        $15.85            (.3)         $17.79
                               ---------------               -------------                 ---------------

     Balance as of
       December 31, 1999......      22.7           $24.60         30.7         $23.30           12.5          $17.95
                               ===============               =============                 ===============

     Information about options outstanding and exercisable at December 31, 1999 follows:

                                    Options Outstanding                            Options Exercisable
                     ---------------------------------------------------   -------------------------------------
                            Weighted
                                            Average         Weighted                               Weighted
      Range of             Number          Remaining        Average             Number              Average
      Exercise          Outstanding       Contractual       Exercise          Exercisable          Exercise
       Prices          (In Millions)     Life (Years)        Price           (In Millions)           Price
-------------------- ------------------ ---------------- ---------------   ------------------   ----------------

       Holding
       Company
--------------------
$ 9.06   -$13.88             5.6               4.2            $10.50             10.9                $18.98
$14.25   -$22.63             5.2               7.7            $20.95              -                    -
$25.32   -$34.59             8.2               8.7            $29.08              -                    -
$40.97   -$41.28             3.7               8.6            $41.28              -                    -
                      -----------------                                    ------------------
$ 9.06   -$41.28            22.7               7.3            $24.60             10.9                $18.98
                      ================= ================ ===============   ==================   ================

         DLJ
--------------------
$13.50    -$25.99           20.2               8.4            $14.61             20.6                $16.62
$26.00    -$38.99            4.9               7.8            $33.99              -                    -
$39.00    -$52.875           4.8               9.0            $43.28              -                    -
$53.00    -$76.875            .8               9.7            $57.09              -                    -
                      -----------------                                    ------------------
$13.50    -$76.875          30.7               8.4            $23.30             20.6                $16.62
                      ================= ================ ===============   ==================   ================

      Alliance
--------------------
$ 3.66    -$ 9.81            2.6               3.8            $ 8.31              2.2                $ 8.12
$ 9.88    -$12.56            3.3               5.6            $11.16              2.6                $10.92
$13.75    -$18.47            1.8               7.9            $18.34               .7                $18.34
$18.78    -$26.31            2.8               8.9            $26.16               .6                $26.06
$27.31    -$30.94            2.0               9.9            $30.24              -                    -
                      -----------------                                    ------------------
$ 3.66    -$30.94           12.5               7.0            $17.95              6.1                $12.12
                      ================= ================ ===============   ==================   ================


Appendix I: Our data on market performance

           In reports or other communications to policyowners or in advertising material, we may describe general economic and market conditions affecting our variable investment options and the Portfolios and may compare the performance or ranking of those options and the Portfolios with:

o those of other insurance company separate accounts or mutual funds included in the rankings prepared by Lipper Analytical Services, Inc., Morningstar, Inc. or similar investment services that monitor the performance of insurance company separate accounts or mutual funds;

o other appropriate indices of investment securities and averages for peer universes of mutual funds; or

o data developed by us derived from such indices or averages.

           We also may furnish to present or prospective policyowners advertisements or other communications that include evaluations of a variable investment option or Portfolio by nationally recognized financial publications. Examples of such publications are:

           Barron's
           Morningstar's Variable Annuities/Life
           Business Week
           Forbes
           Fortune
           Institutional Investor
           Money
           Kiplinger's Personal Finance
           Financial Planning
           Investment Adviser
           Investment Management Weekly

           Money Management Letter
           Investment Dealers Digest
           National Underwriter
           Pension & Investments
           USA Today
           Investor's Daily
           The New York Times
           The Wall Street Journal
           The Los Angeles Times
           The Chicago Tribune


121315v6

           Lipper Analytical Services, Inc. (Lipper) compiles performance data for peer universes of Portfolios with similar investment objectives in its Lipper Variable Insurance Products Performance Analysis Service (Lipper Survey). Morningstar, Inc. compiles similar data in the Morningstar Variable Annuity/Life Report (Morningstar Report).

           The Lipper Survey records performance data as reported to it by over 800 mutual funds underlying variable annuity and life insurance products. It divides these actively managed portfolios into 25 categories by portfolio objectives. The Lipper Survey contains two different universes, which reflect different types of fees in performance data:

           o The "Separate Account" universe reports performance data net of investment management fees, direct operating expenses and asset-based charges applicable under variable insurance and annuity contracts; and

           o The "Mutual Fund" universe reports performance net only of investment management fees and direct operating expenses, and therefore reflects only charges that relate to the underlying mutual fund.

           The Morningstar Report consists of nearly 700 variable life and annuity portfolios, all of which report their data net of investment management fees, direct operating expenses and separate account level charges.

LONG-TERM MARKET TRENDS

           The following chart presents historical return trends for various types of securities. The information presented does not directly relate to the performance of our variable investment options or the Trust. Nevertheless, it may help you gain a perspective on the potential returns of different asset classes over different periods of time. By combining this information with your knowledge of your own financial needs, you may be able to better determine how you wish to allocate your Accumulator Life premium(s).

           Historically, the investment performance of common stocks over the long term has generally been superior to that of long- or short-term debt securities. However, common stocks have also experienced dramatic changes in value over short periods of time. One of our variable investment options that invests primarily in common stocks may, therefore, be a desirable selection for owners who are willing to accept such risks. If, on the other hand, you wish to limit your short-term risk, you may find it preferable to allocate a smaller percentage of net premiums to those options that invest primarily in common stock. All investments in securities, whether equity or debt, involve varying degrees of risk. They also offer varying degrees of potential reward.

           The chart below illustrates the average annual compound rates of return over selected time periods between December 31, 1926 and December 31, 1999 for the types of securities indicated in the chart. These rates of return assume the reinvestment of dividends, capital gains and interest. The Consumer Price Index is also shown as a


121315v6
measure of inflation for comparison purposes. The investment return information presented is an historical record of unmanaged categories of securities. In addition, the rates of return shown do not reflect either (1) investment management fees and expenses, or (2) costs and charges associated with ownership of a variable life insurance policy.

           The rates of return illustrated do not represent returns of our variable investment options or the Portfolios and do not constitute a representation that the performance of those options or the Portfolios will correspond to rates of return such as those illustrated in the chart.

AVERAGE ANNUAL RATES OF RETURN
FOR THE FOLLOWING               COMMON         LONG-TERM       LONG-TERM    INTERMEDIATE-    U.S. TREASURY    CONSUMER
PERIODS ENDING                  STOCKS         GOVERNMENT      CORPORATE    TERM GOV'T       BILLS            PRICE INDEX
DECEMBER 31, 1999                              BONDS           BONDS        BONDS
1 YEAR                          21.04%         (8.96)%         (7.45)%      (1.77)%          4.68%            2.81%
3 YEARS                         27.56%          6.04%           5.01%        5.47%           4.93%            2.04%
5 YEARS                         28.55%          9.24%           8.35%        6.95%           5.12%            2.39%
10 YEARS                        18.20%          8.79%           8.36%        7.20%           4.92%            2.94%
20 YEARS                        17.87%         10.69%          10.66%        9.53%           6.89%            4.01%
30 YEARS                        13.72%          8.94%           9.17%        8.68%           6.69%            5.12%
40 YEARS                        12.22%          7.01%           7.24%        7.35%           5.98%            4.46%
50 YEARS                        13.61%          5.56%           5.97%        6.12%           5.15%            4.01%
60 YEARS                        12.86%          5.17%           5.42%        5.39%           4.34%            4.24%
SINCE 1926                      11.35%          5.12%           5.61%        5.22%           3.79%            3.07%
INFLATION ADJUSTED SINCE 1926    8.03%          1.98%           2.46%        2.08%           0.69%            0.00%

Source: Ibbotson, Roger G. and Rex A. Sinquefield, STOCKS, BONDS, BILLS, AND INFLATION (SBBI), 1982, updated in STOCKS, BONDS, BILLS, AND INFLATION 2000 YEARBOOK (Trademark), Ibbotson Associates, Inc., Chicago. All rights reserved.

Common Stocks (S&P 500) -- Standard and Poor's Composite Index, an unmanaged weighted index of the stock performance of 500 industrial, transportation, utility and financial companies.

Long-Term Government Bonds -- Measured using a one-bond portfolio constructed each year containing a bond with approximately a twenty-year maturity and a reasonably current coupon.

Long-Term Corporate Bonds -- For the period 1969-1999, represented by the Salomon Brothers Long-Term, High-Grade Corporate Bond Index; for the period 1946-1968, the Salomon Brothers' Index was backdated using Salomon Brothers' monthly yield data and a methodology similar to that used by Salomon for 1969-1999; for the period 1926-1945, the Standard and Poor's monthly High-Grade Corporate Composite yield data were used, assuming a 4 percent coupon and a twenty-year maturity.


121315v6

Intermediate-Term Government Bonds -- Measured by a one-bond portfolio constructed each year containing a bond with approximately a five-year maturity.

U.S. Treasury Bills -- Measured by rolling over each month a one-bill portfolio containing, at the beginning of each month, the bill having the shortest maturity not less than one month.

Consumer Price Index -- Measured by the Consumer Price Index for all Urban Consumers (CPI-U), not seasonally adjusted.


121315v6

Appendix II: An index of key words and phrases

           This index should help you locate more information on the terms used in this prospectus.

                               PAGE
account value
Accumulator Life
Administrative Office
age
Allocation Date
amount at risk
anniversary
assign; assignment
automatic transfer service
AXA Financial, Inc.
basis
beneficiary
business day
cash surrender value
Code
collateral
cost of insurance charge
cost of insurance rates
day
default
dollar cost averaging service
EQ Advisors Trust
Equitable Distributors
Equitable Life
Equitable Access Account
grace period
guaranteed minimum death benefit
insured person
Investment Funds
issue date
lapse
loan, loan interest
modified endowment contract
month, year
monthly deduction
net cash surrender value
our
owner
partial withdrawal


121315v6
payment option
policy
Portfolio
premium payment
prospectus
rebalancing
receive
restore, restoration
SEC
Separate Account FP
state
subaccount
surrender
surrender charge
telephone transfer
transfers
Trust
units
unit values
us
variable investment option
we
you, your


121315v6

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES -- SUPPLEMENT DATED ______, 2000, TO PROSPECTUSES FOR:

ACCUMULATOR LIFE                            INCENTIVE LIFE PLUS(R)
INCENTIVE LIFE                              SURVIVORSHIP 2000
SURVIVORSHIP INCENTIVE LIFE                 SPECIAL OFFER POLICY
IL PROTECTOR                                INCENTIVE LIFE 2000
IL COLI                                     CHAMPION 2000
-------------------------------------------------------------------------------

This supplement modifies certain information in the above-referenced prospectuses, as supplemented to date (together, the "Prospectuses"), by adding information about five new variable investment options. Unless otherwise indicated, all other information included in the Prospectuses remains unchanged. The terms and section headings we use in this supplement have the same meaning as in the Prospectuses.

1. We anticipate making available the variable investment options described below on or about October 6, 2000, subject to regulatory approval.

     ------------------------------------------------------------------------------------
     VARIABLE         INVESTMENT       MANAGEMENT    12B-1     OTHER        TOTAL
     INVESTMENT       ADVISOR (1)      FEE           FEE       EXPENSES(2)  ANNUAL
     OPTION                                                                 EXPENSES (3)
     ------------------------------------------------------------------------------------
     EQ/Large Cap     The Equitable    1.00%         0.25%     0.05%        1.30%
     Growth           Life Assurance
                      Society of the
                      United States
     ------------------------------------------------------------------------------------
     EQ/Fidelity      Fidelity         0.70%         0.25%     0.05%        1.00%
     Mid Cap          Management &
                      Research
                      Company
     ------------------------------------------------------------------------------------
     EQ/AXP New       American         0.65%         0.25%     0.05%        0.95%
     Dimensions       Express
                      Financial
                      Corporation
     ------------------------------------------------------------------------------------
     EQ/AXP           American         0.70%         0.25%     0.05%        1.00%
     Strategy         Express
     Aggressive       Financial
                      Corporation
     ------------------------------------------------------------------------------------

(1) The investment results you achieve in any one of these variable investment options will depend on the investment performance of the corresponding Portfolio of the EQ Advisors Trust that shares the same name as that option. The advisor shown is the advisor who makes the investment decisions for the Portfolio.
(2) Initial seed capital will be invested for each of these Portfolios on or about September 1, 2000; therefore, the Other Expenses shown are estimated.
(3) Equitable Life, EQ Advisors Trust's manager, has entered into an Expense Limitation Agreement with respect to these Portfolios that will begin on or about September 1, 2000 and end on August 30, 2001. Under this agreement, Equitable Life has agreed to waive or limit its fees and assume other expenses of each of these Portfolios, if necessary, in an amount that limits each Portfolio's Total Annual Expenses (exclusive of interest, taxes, brokerage commissions, capitalized expenditures and extraordinary expenses) to not more than the amounts specified above under Total Annual Expenses. Each of these Portfolios will commence operations on or about September 1, 2000 and we have estimated that their actual Total Annual Expenses will not exceed their respective Expense Limitations.

                                     Part II

                   REPRESENTATION REGARDING REASONABLENESS OF
                        AGGREGATE POLICY FEES AND CHARGES



Equitable represents that the fees and charges deducted under the Policies described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by Equitable under the Policies. Equitable bases its representation on its assessment of all of the facts and circumstances, including such relevant factors as: the nature and extent of such services, expenses and risks, the need for Equitable to earn a profit, the degree to which the Policies include innovative features, and regulatory standards for the grant of exemptive relief under the Investment Company Act of 1940 used prior to October 1996, including the range of industry practice. This representation applies to all policies sold pursuant to this Registration Statement, including those sold on the terms specifically described in the prospectus contained herein, or any variation therein, based on supplements, data pages or riders to any policies or prospectuses or otherwise.


                          UNDERTAKING TO FILE REPORTS

        Subject to the terms and conditions of Section 15(a) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to the authority conferred in that section.

                    UNDERTAKING PURSUANT TO RULE 484(b) (1)
                        UNDER THE SECURITIES ACT OF 1933

Equitable Life Assurance Society of the United States' By-Laws provide, in Article VII, as follows:

        7.4 Indemnification of Directors, Officers and Employees. (a) To the extent permitted by the law of the State of New York and subject to all applicable requirements thereof:

        (i) any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he, his testator or intestate, is or was a director, officer employee or incorporator of the Company shall be indemnified by the Company:

       (ii) any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he, his testator or intestate serves or served any other organization in any capacity at the request of the Company may be indemnified by the Company; and

      (iii) The related expenses of any such person in any of said categories may be advanced by the Company.

       (b) To the extent permitted by the law of the State of New York, the Company may provide for further indemnification or advancement of expenses by resolution of shareholders of the Company or the Board of Directors by amendment of these By-Laws or by agreement.

        Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

The facing sheet.

Reconciliation and Tie.

The Prospectus for Accumulator Life (retail channel) dated May 12, 2000 consisting of 160 pages.

The Prospectus for Accumulator Life (wholesale channel) dated May 12, 2000 consisting of 133 pages.

The Prospectus Supplement consisting of 1 page.

Representation regarding reasonableness of aggregate policy fees and charges.

Undertaking to file reports.

Undertaking pursuant to Rule 484(b)(1) under the Securities Act of 1933.

The signatures.

Written Consents of the following persons:

   Robin M. Wagner, Esq.,
      Vice President and Counsel of Equitable
      (see Exhibit 2(a)(i)).

   Barbara Fraser, F.S.A., M.A.A.A.,
      Vice President and Senior Actuary of Equitable (see Exhibit 2(b)(i)).

   Independent Public Accountants (see Exhibit 6).

The following exhibits: Exhibits required by Article IX, paragraph A of Form N-8B-2:

        1-A(1)(a)(i)      Certified resolutions re Authority to Market Variable
                          Life Insurance and Establish Separate Accounts, incorporated herein by reference to Exhibit No.
                          1-A(1)(a)(i) to Registration Statement (File No.
                          333-17637), filed on December 11, 1996.

        1-A(2)            Inapplicable.

        1-A(3)(a)         See Exhibit 1-A(8).

        1-A(3)(b)         Broker-Dealer and General Agent Sales Agreement,
                          incorporated herein by reference to Exhibit No.
                          1-A(3)(b) to Registration Statement (File No.
                          333-17637), filed on December 11, 1996.

        1-A(3)(c)         See Exhibit 1-A(8)(i).

        1-A(4)            Inapplicable.

        1-A(5)(a)         Specimen of Equitable's Modified Single Premium
                          Variable Life Insurance Policy (Accumulator Life),
                          Form No. 99-100.

        1-A(5)(b)         Guaranteed Minimum Death Benefit Endorsement
                          (S.99-50).

        1-A(6)(a)         Declaration and Charter of Equitable, as amended,
                          incorporated herein by reference to Exhibit No.
                          1-A(6)(a) to Registration Statement (File No.
                          333-17637), filed on December 11, 1996.

        1-A(6)(b)         By-Laws of Equitable, as amended, incorporated herein
                          by reference to Exhibit No. 1-A(6)(b) to Registration
                          Statement (File No. 333-17637), filed on December 11,
                          1996.

        1-A(7)            Inapplicable.

        1-A(8) Distribution and Servicing Agreement among EQ Financial Consultants, Inc. (now AXA Advisors, LLC), Equitable and Equitable Variable dated as of May 1, 1994, incorporated herein by reference to Exhibit No. 1-A(8) to Registration Statement (File No. 333-17637), filed on December 11, 1996.

        1-A(8)(i)         The information concerning commissions included in
                          the prospectus forming part of this registration statement under "How we market the policies" is incorporated herein by reference.

        1-A(10)(a)        Form of Application for Modified Single Premium
                          Variable Life Insurance Policy.

Other Exhibits:

        2(a)(i) Opinion and Consent of Robin M. Wagner, Vice President and Counsel of Equitable.

        2(b)(i) Opinion and Consent of Barbara Fraser, F.S.A., M.A.A.A., Vice President and Senior Actuary of Equitable.

        3                 Inapplicable.

        4                 Inapplicable.

        6                 Consent of Independent Public Accountant.

        7(a)              Powers of Attorney.

        8 Description of Equitable's Issuance, Transfer and Redemption Procedures for Policies pursuant to Rule 6e-3(T)(b)(12)(iii) under the Investment
                          Company Act of 1940, incorporated herein by reference to Exhibit No. 8 to registration statement
                          (File No. 333-17637), filed on December 11, 1996.

        9                 Form of Illustration of Policy Benefits.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, in the City and State of New York, on the 10th day of May, 2000.

                                     SEPARATE ACCOUNT FP OF THE EQUITABLE
                                     LIFE ASSURANCE SOCIETY OF THE UNITED
                                     STATES. (REGISTRANT)


[SEAL]

                                     By:   THE EQUITABLE LIFE
                                           ASSURANCE SOCIETY OF
                                           THE UNITED STATES,
                                                 (DEPOSITOR)



                                     By:   /s/ Mildred M. Oliver
                                           ------------------------------
                                              (Mildred M. Oliver)
                                               Vice President



Attest:  /s/ Linda Galasso
        ------------------------
            (Linda Galasso)
             Assistant Secretary
             May 10, 2000

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Depositor has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City and State of New York, on the 10th day of May, 2000.

                                            THE EQUITABLE LIFE ASSURANCE
                                            SOCIETY OF THE UNITED STATES
                                                     (DEPOSITOR)


                                            By:  /s/ Mildred M. Oliver
                                                --------------------------------
                                                    (Mildred M. Oliver)
                                                     Vice President

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:


PRINCIPAL EXECUTIVE OFFICERS:

*Edward D. Miller                   Chairman of the Board and
                                    Chief Executive Officer

*Michael Hegarty                    President and Chief Operating Officer

PRINCIPAL FINANCIAL OFFICER:

*Stanley B. Tulin                   Vice Chairman of the Board
                                    and Chief Financial Officer

PRINCIPAL ACCOUNTING OFFICER:

*Alvin H. Fenichel                  Senior Vice President and Controller



*DIRECTORS:


Francoise Colloc'h      Donald J. Greene               George T. Lowy
Henri de Castries       John T. Hartley                Edward D. Miller
Joseph L. Dionne        John H.F. Haskell, Jr.         Didier Pineau-Valencienne
Denis Duverne           Michael Hegarty                George J. Sella, Jr.
Jean-Rene Fourtou       Mary R. (Nina) Henderson       Peter J. Tobin
Norman C. Francis       W. Edwin Jarmain               Stanley B. Tulin
                                                       Dave H. Williams

*By:  /s/ Mildred M. Oliver
     -----------------------
         (Mildred M. Oliver)
          Attorney-in-Fact
          May 10, 2000

                                  EXHIBIT INDEX
                                  -------------

EXHIBIT NO.                                                                          DOCUMENT TAG
----------                                                                           ------------

1-A(5)(a)          Specimen of Modified Single Premium Variable Life Insurance
                   Policy (policy form no. 99-100).                                  EX-99.1A5a

1-A(5)(b)          Guaranteed Minimum Death Benefit Endorsement (S.99-50).           EX-99.1A5b

1-A(10)(a)         Form of Application for Modified Single Premium Variable
                   Life Insurance Policy.                                            EX-99.1A10a

2(a)(i)            Opinion and Consent of Counsel.                                   EX-99.2Ai

2(b)(i)            Opinion and Consent of Barbara Fraser, F.S.A., M.A.A.A.           EX-99.2Bi

6                  Consent of Independent Accountants.                               EX-99.6

7(a)               Powers of Attorney.                                               EX-99.7a

9                  Form of Illustration of Policy Benefits.                          EX-99.9






7275H/21